AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 5, 2005

REGISTRATION NO. 333-•

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hughes Communications, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	4899	13-3871202
(State or Other Jurisdiction of Organization or Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

19 West 44th Street, Suite 507

New York, New York 10036

(212) 735-7540

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert C. Lewis

Senior Vice President, General Counsel and Secretary

Hughes Communications, Inc.

19 West 44th Street, Suite 507

New York, New York 10036

(212) 730-7540

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Gregory A. Fernicola, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

Approximate Date of Commencement of Proposed Sale to the Public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)		Amount of Registration Fee
Rights to purchase common stock, par value $0.001 per share, to be distributed to stockholders of Hughes Communications, Inc.	N/A (2)		$0
Common stock, par value $0.001 per share, issuable upon exercise of Rights	$100,000,000	(3)	$10,700
Common stock, par value $0.001 per share, to be distributed to certain securityholders of SkyTerra Communications, Inc.	N/A (4)		$0
Total	$100,000,000		$10,700

(1)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.
(2)	No separate consideration will be received for the rights to purchase shares of Hughes Communications, Inc.’s common stock to be distributed to the owners of common stock of Hughes Communications, Inc.
(3)	Represents the aggregate gross proceeds from the exercise of the maximum number of Rights that may be issued.
(4)	No separate consideration will be received for shares of Hughes Communications, Inc.’s common stock to be distributed by SkyTerra Communications, Inc. as a special dividend to its common stock, non-voting common stock, preferred stock and Series 1-A and 2-A warrant holders.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to the said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains an information statement relating to the distribution of our common stock by SkyTerra Communications, Inc. in a spin-off transaction to certain of its security holders (the “Distribution Information Statement”), together with a separate prospectus relating to a concurrent rights offering by us (the “Rights Offering Prospectus”). The complete Distribution Information Statement follows immediately. Following the Distribution Information Statement are alternate pages for the Rights Offering Prospectus, including:

•	an alternate table of contents

•	the front and back cover pages;

•	pages for the “Summary” section, summarizing the rights offering;

•	pages containing questions and answers about the rights offering;

•	pages containing risk factors applicable only to the rights offering;

•	a section containing information regarding the use of the proceeds of the rights offering;

•	a section containing information regarding the dilution caused by the rights offering;

•	pages containing a description of the rights offering; and

•	pages describing material U.S. federal income tax consequences of the rights offering.

The complete Rights Offering Prospectus will be filed with the Securities and Exchange Commission in accordance with Rule 424 under the Securities Act of 1933.

The information in this information statement is not complete and may be changed. We may not distribute these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 5, 2005

INFORMATION STATEMENT

• Shares

Hughes Communications, Inc.

Common Stock

SkyTerra Communications, Inc., or SkyTerra, a Delaware corporation, is distributing at no charge to holders of shares of its common stock, non-voting common stock, preferred stock and Series 1-A and 2-A warrants all of our outstanding shares of common stock in a spin-off transaction.

All of the shares of our common stock held by SkyTerra immediately prior to the distribution will be distributed to SkyTerra’s holders of record as of the close of business on •, 2006. Each holder will receive one-half of one share of our common stock for every share of SkyTerra common or non-voting common stock held on the record date (or, in the case of the warrants and preferred stock, in accordance with their terms, one-half of one share of our common stock for each share of SkyTerra common stock issuable upon conversion or exercise thereof as of the record date). The distribution will occur at 5:00 p.m., New York City time, on •, 2006. SkyTerra stockholders and warrant holders will not be required to pay for the shares of our common stock received in the distribution, or to surrender or exchange SkyTerra stock or warrants in order to receive our common stock in the distribution.

Prior to the distribution, there has been no public market for our common stock. Following the distribution, our common stock will be traded in the over-the-counter market and will be quoted on the OTC Bulletin Board under the symbol “•.”

For a discussion of certain factors that should be considered by recipients of our common stock, see “ Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this information statement. Any representation to the contrary is a criminal offense.

The date of this information statement is                     , 2006

i

SUMMARY

This summary highlights information contained elsewhere in this document. You should read this entire document carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this document. Unless otherwise indicated or the context requires otherwise, the terms “Hughes Communications”, the “Company,” “we,” “us” and “our” refer to Hughes Communications, Inc., formerly known as SkyTerra Holdings, Inc., together with its subsidiaries, “SkyTerra” refers to SkyTerra Communications, Inc. together with its subsidiaries (other than Hughes Communications and its subsidiaries), the “Apollo Stockholders” refers collectively to a number of investment vehicles that are affiliated with Apollo Advisors IV L.P., and “HNS” refers to Hughes Network Systems, LLC and its subsidiaries on a consolidated basis after SkyTerra’s acquisition of 50% of the voting, or Class A, membership interests of HNS from The DIRECTV Group, Inc., and, prior to such acquisition by SkyTerra, to the businesses of DTV Network Systems, Inc. (formerly known as Hughes Network Systems, Inc.) and its subsidiaries that were acquired in such acquisition. The term “HNS Acquisition” refers to the pending acquisition of the 50% of HNS’ voting, or Class A, membership interests that we do not currently own.

Our Business

We operate our business principally through HNS, a leading developer, manufacturer, installer and provider of advanced satellite based networks and services for businesses, governments and consumers worldwide. Our businesses were owned and operated by SkyTerra until January 1, 2006, when, in anticipation of the distribution, SkyTerra transferred all of our assets to us, and we assumed certain liabilities, pursuant to a separation agreement between us and SkyTerra. On April 22, 2005, SkyTerra acquired 50% of the voting, or Class A, membership interests of HNS from The DIRECTV Group, Inc., or DIRECTV, and became HNS’ managing member. On November 10, 2005, we entered into an agreement to purchase the 50% of HNS’ Class A membership interests that we do not currently own, subject to various closing conditions. See “The HNS Acquisition.” In addition, SkyTerra historically operated through other complementary companies in the telecommunications industry including Electronic System Products, Inc., formerly a product development and engineering services firm, which is now focused on maximizing the license revenues from its existing intellectual property portfolio, and AfriHUB, LLC, an early stage company that provides a limited amount of satellite based Internet access and domestic and international calling services through exclusive partnerships with certain Nigerian based universities while it actively pursues opportunities to provide technical training in the Nigerian market.

SkyTerra currently owns all of the outstanding shares of our capital stock. Following the distribution of our common stock to SkyTerra’s common, non-voting common and preferred stockholders and its Series 1-A and 2-A warrant holders, SkyTerra will own no shares of our capital stock. We will operate as a separate publicly owned company. See “The Distribution.”

Hughes Network Systems, LLC

The management of HNS and administration of our current 50% voting interest in HNS is our principal business. HNS is the world’s leading provider of satellite-based communications networks and services to both the enterprise and consumer markets. HNS’ invention of Very Small Aperture Terminals, or VSATs, over 20 years ago enabled it to provide large enterprises highly reliable, end-to-end communications with guaranteed quality of service regardless of the number of sites or their geographic location. HNS’ networks are used for a variety of applications such as Intranet and Internet access, voice services, connectivity to suppliers, franchisees and customers, credit authorization, inventory management, content delivery and video distribution; HNS often customizes the applications for particular vertical markets. HNS currently serves more than 200 large companies, many of them in the Fortune 1000, mainly in businesses which have numerous widely dispersed operating units, for example gas service stations (Shell, ExxonMobil, BP and Chevron), automotive dealerships (Daimler-

Chrysler), and retailers (Wal-Mart, Lowe’s and K-Mart). HNS has leveraged its experience with such customers and adapted its technologies to expand into other growing market segments such as Small and Medium Enterprises, or SMEs, and residential. HNS is currently the largest satellite broadband Internet access provider to consumers in North America, with approximately 216,000 subscribers as of September 30, 2005.

HNS is a leading network provider for enterprises that require consistent, high-quality broadband connectivity across every site, regardless of location. HNS provides large enterprises globally with a complete turnkey solution, both hardware and recurring communications service which includes program management, installation, and training and support services. HNS believes that this fully integrated product and service offering distinguishes it from its competitors and cannot be replicated easily. HNS has had relationships with some of its enterprise customers for over 15 years. HNS’ enterprise customers typically enter into long-term contracts with HNS with an average length of three to five years, and renewals/rollovers are common. As of September 30, 2005, HNS has shipped globally approximately 500,000 terminals to the enterprise market. In the expanding SME and Small Office/Home Office, or SOHO, markets, HNS distinguishes itself by packaging access, network and hosted services normally reserved for large enterprises into a comprehensive solution. We believe that HNS’ solutions are consistently more reliable and cost-effective over time across a range of enterprise applications compared with terrestrial alternatives. The combination of HNS’ market position, record of technological leadership and innovation, and the contractual nature of its business and history of high renewal rates gives us high revenue visibility. As of September 30, 2005, HNS had a revenue backlog of approximately $489.3 million (which we define as our expected future revenue under HNS’ customer contracts that are non-cancelable).

As part of its continuous drive for less costly and more efficient technological solutions, HNS plans to launch its next-generation SPACEWAY satellite in late 2006 over North America and introduce service on SPACEWAY’s network in 2007. With SPACEWAY, HNS will be able to offer faster communication rates and reduce its operating costs substantially. HNS intends to leverage SPACEWAY’s increased communication rates and enhanced functionality to grow its market penetration in the rapidly expanding North American SME and SOHO markets, which have historically been serviced by terrestrial alternatives, to further increase our subscriber base. By owning its own satellite capacity, HNS will reduce its needs for leased satellite transponder capacity, thereby reducing costs as new and renewing customers migrate onto its SPACEWAY satellite.

HNS’ VSAT Market

Historically, HNS’ market was built on the need of large enterprises for low-cost data communication over geographically dispersed sites with mission critical reliability standards, with particular applications such as inventory control and credit card authorizations. HNS’ market has grown as hardware and service costs have declined and Internet protocol, or IP, use has expanded. Today, HNS’ market extends from the largest enterprises to smaller businesses and individual consumers.

Enterprise. HNS’ Enterprise market consists of large enterprises, SMEs and SOHO customers. Many large enterprise customers in HNS’ North American Enterprise business are Fortune 1000 companies with geographically dispersed operations that need to be interconnected. Representative customers include Wal-Mart Stores, Inc., ExxonMobil Corporation, Shell, Chevron Corporation, Volkswagen AG and Tesco Stores Limited. HNS’ typical SME customers tend to have between one and 100 sites while its SOHO customers typically have one or several sites.

Consumer. HNS’ VSAT Consumer market consists of consumers in North America who desire high-speed Internet access but typically are not served by either DSL or cable. Northern Sky Research estimated that there were approximately 12 million households in North America with no DSL or cable coverage at the end of 2004. As of September 30, 2005, HNS had approximately 216,000 satellite broadband Internet access consumer subscribers.

HNS’ Other Markets

HNS has further leveraged its existing VSAT technology expertise to develop communications equipment for other end markets. HNS is able to serve these markets efficiently as it shares with its core VSAT business common infrastructure such as engineering and research and development.

Mobile Satellite. This market consists of various operators who offer mobile satellite-based voice and data services. HNS develops and supplies turnkey networking and terminal systems to these operators on a contracted basis, typically through large multi-year contracts. Representative customers include Thuraya, Inmarsat and ICO.

Carrier Networks. This market consists of cellular mobile operators and emerging competitive local exchange carriers, or CLECs. HNS supplies microwave-based networking equipment to cellular mobile operators for back-hauling their data from cellular telephone sites to switching centers. In addition, CLECs use HNS’ equipment for broadband access traffic from enterprises bypassing local phone companies. Representative customers include Nokia, T-Mobile, China Mobile and China Telecom.

HNS’ Services and Products

HNS provides a variety of satellite-based network equipment, systems and broadband services. In its principal market of North America, HNS typically provides a bundled offering of hardware and communication services so that its revenue is derived from both periodic hardware sales and recurring monthly service fees. In other parts of the world, HNS may provide either the bundled service or hardware only.

Services. HNS’ service revenue is derived from the provision of a variety of VSAT services and network solutions as follows:

•	two-way, always-on, high-speed Internet access;

•	virtual private networks, or VPNs, that provide highly secure, remote network solutions that support point-of-sale transactions and inventory management applications;

•	multicast file delivery and multicast streaming, which involve the delivery of high-quality, fullscreen, full-motion video and true audio;

•	hosted applications including online payments, online learning, and Voice over IP, or VoIP;

•	Wi-Fi access that allows customers to enable hot spots for high-speed Internet access; and

•	satellite backup for frame relay service and other terrestrial networks.

HNS differentiates itself by providing a one-stop turnkey suite of these bundled services that include network design, implementation planning, terrestrial backhaul provisioning, rollout and installation, ongoing network operations, help desk and onsite maintenance. Network services also include program management, installation management, network and application engineering services, network operations, field maintenance and customer care.

As a result of its turnkey service offering, HNS has been able to develop customized, industry-specific Enterprise solutions that can be applied to multiple businesses in a given industry. For example, HNS developed a broadband satellite multimedia application for digital signage in conjunction with Tesco Stores Limited, a leading retailer in the United Kingdom, which was recognized by InfoWorld Magazine as one of “The 100 Best IT Projects of the Year” for 2004. HNS is marketing similar multimedia applications to other customers.

Network equipment. HNS’ hardware revenue is derived from the sale or lease of VSAT equipment, consisting of terminals and other hardware. In 2004, HNS shipped approximately 193,000 VSAT terminals globally, supplied equipment for 25 new central hub sites and generated $401.8 million in total hardware sales. This hardware is either sold under separate equipment supply contracts where customers are responsible for operating their networks, or is packaged into services contracts where the customer pays a recurring fee for a fixed term for use of HNS’ hardware and for its network services. In 2004, approximately 51% of HNS’ equipment sales were bundled with a services contract.

Strengths

Leading global VSAT provider with large installed customer base. Over the last 15 years, HNS has sold more than 900,000 VSATs to customers in over 100 countries, which includes approximately 500,000 terminals to the enterprise market. In 2004 HNS’ global market share was approximately 57%, based on the number of terminals shipped. This large installed base provides excellent opportunities for new and incremental sales for HNS’ services and products.

Global blue-chip customer base with history of high renewals. HNS’ Enterprise customers include Fortune 1000 companies, and are leaders in the retail, energy, financial, hospitality, automotive and services industries. These customers generally have long-term contracts with an average length of three to five years that contribute to a significant backlog, which as of September 30, 2005, was approximately $489.3 million. HNS has maintained contractual relationships with some of its customers for over 15 years.

Provider of highly reliable, end-to-end communications networks. HNS is a leading network provider for enterprises that require consistent, high-quality broadband connectivity across every site, regardless of location. Since HNS controls its entire network from end to end, it is able to offer highly secure and robust communication services. HNS utilizes reliable components and employs redundancy and backup at multiple stages of its network. HNS also believes that it is able to deploy its services much more rapidly than its competitors. HNS’ automation and installation support systems, together with its network of independent contractors, enables it to install thousands of sites per month for network-wide deployment in North America.

Market leader in technology and innovation. HNS has been a leader in pioneering major advances in satellite data communications technology for the last three decades to both increase service capabilities and reduce the cost of service, which enables it to expand its addressable markets. HNS’ integrated product and service model allows it close proximity to its clients’ business and data network service requirements. This allows it to efficiently identify its customers’ needs and develop technological solutions that are critical to extending HNS’ VSAT applications to existing clients and new markets. For example, HNS’ next generation products, including the DW7000 series introduced in 2005, have increased in-route data speeds from its past offering of 256 Kbps to up to 1.6 Mbps, which we believe is comparable to current DSL and cable offerings, and offer additional features such as increased throughput with greater bandwidth efficiency. Furthermore, HNS’ in-house engineering capabilities have enabled it to design one of the most technologically advanced satellite broadband services platforms called SPACEWAY. We expect that both the DW7000 and SPACEWAY will enable HNS to expand and better serve its SME, SOHO and Consumer markets by offering increased speeds and enhanced functionality at competitive prices.

Common architecture platform across its end markets gives HNS operating leverage. HNS has engineered a common platform for all its VSAT markets, which reduces costs for research and development, manufacturing, maintenance, customer support and network operations. HNS’ common platform has allowed it to develop solutions for different end markets such as SMEs and consumers, utilizing a shared infrastructure. HNS’ network platform includes multi-use terminals, with downloadable software components to tailor its services to customer requirements. Common satellite terminals are now used on a global basis for large enterprises, SMEs, and for HNS’ SOHO and Consumer markets, which allows HNS to reduce costs while improving the overall quality of its services and products.

Diversified revenue stream. HNS benefits from the fact that its revenue stream is diversified geographically and consists of a mix of services and hardware sales. HNS generated approximately 67% of its 2004 revenues in the United States and 33% internationally. HNS derived approximately 49% of its global revenues by providing services, and 51% via hardware sales and leases. Within the stable and predictable VSAT segment, HNS’ customer concentration is low, with its top 10 VSAT customers accounting for 17.9% of its revenues in 2004. HNS also has achieved a leading market position in the provision of satellite Internet access for consumers in North America with approximately 216,000 customers as of September 30, 2005. HNS expects this market to experience continued growth and believes it is well positioned to benefit from this growth.

Experienced senior management team and strong sponsorship. HNS’ senior management team averages over 25 years of experience in the satellite communications industry and 24 years with HNS. HNS’ management team is supported by approximately 427 engineers and a marketing and sales force of approximately 166 persons who have an average tenure of 10 years with HNS. Our largest shareholders following the distribution will be the Apollo Stockholders, affiliates of a leading private equity investment firm with significant expertise in the telecommunications sector.

Strategy

We intend to seek complementary opportunities to strengthen HNS’ business and support its growth. HNS intends to organically grow its leading market share by continuing to leverage its position as the most technologically advanced and cost-effective provider of services and products. The principal elements of this strategy are:

•	maintain HNS’ position as a technology leader by developing new products with higher speeds and enhanced functionality;

•	remain a low-cost supplier by leveraging HNS’ common architecture and integrated platform for multiple market segments;

•	grow HNS’ customer base by increasing its offerings and expanding into underserved markets;

•	increase SME, SOHO and consumer market penetration via the introduction of low-cost, higher speed broadband products such as the DW7000 product line, followed by SPACEWAY;

•	expand HNS’ international footprint by offering services directly in larger markets and indirectly in the rest of the world via hardware sales to third party operators;

•	improve cash flow by leveraging operational efficiencies and further cost reduction initiatives; and

•	develop additional strategic relationships for distribution channels both domestically and internationally.

The HNS Acquisition

On November 10, 2005, we entered into a membership interest purchase agreement with DTV Network Systems, Inc., or DTV Networks, a subsidiary of DIRECTV, to purchase from DTV Networks the remaining Class A membership interests in HNS that we do not currently own for a purchase price of $100.0 million in cash. Accordingly, upon the consummation of the HNS Acquisition we will own 100% of such Class A membership interests of HNS.

In order to fund the HNS Acquisition, we will borrow the necessary funds from the group that will, following the distribution, be our majority stockholders, the Apollo Stockholders, as described below in “—The Commitment Letter.” Immediately following the distribution, we are conducting the rights offering, as described in “—The Rights Offering” below, in order to repay the loan from the Apollo Stockholders.

The Commitment Letter

On November 10, 2005, certain of the Apollo Stockholders executed a commitment letter, or the Commitment Letter, pursuant to which they agreed to loan $100.0 million to us in order to fund the closing of the HNS

Acquisition. The loan will be evidenced by a promissory note, or Promissory Note, in the principal amount of $100.0 million which would be due one year from the date of issuance. The Promissory Note would be secured by a second lien on all of the Class A membership interests of HNS that we hold. Pursuant to the Commitment Letter, the Promissory Note would bear interest at a rate of 8% per annum. Accrued and unpaid interest would be added to the principal amount of the Promissory Note on a quarterly basis. Pursuant to the Commitment Letter, we are required to use best efforts to consummate the rights offering so as to generate sufficient proceeds to repay the Promissory Note. In addition, the Apollo Stockholders have agreed to exercise their rights (including over-subscription rights) so that they purchase all of the shares not subscribed for by other stockholders in the rights offering, up to the maximum amount of the loan, which is $100.0 million. The obligation of such Apollo Stockholders to pay the subscription price will be satisfied by setting off such amount payable to us against our obligations under the Promissory Note. The principal and interest under the Promissory Note that is not so set off upon closing of the rights offering would be repaid in cash immediately upon consummation of the rights offering. See “—The Rights Offering.”

The Rights Offering

Immediately following the distribution by SkyTerra of our common stock in the spin-off, we are distributing at no charge to the holders of our common stock non-transferable subscription rights to purchase up to an aggregate of • shares of our common stock at a cash subscription price of $• per share. The rights offering is being made to raise equity in order to repay the loan from the Apollo Stockholders evidenced by the Promissory Note. In the Commitment Letter, the Apollo Stockholders agreed to exercise their rights (including their over-subscription privileges) so that they purchase all of the shares not subscribed for by other stockholders in the rights offering, up to the maximum amount of the loan, which is $100.0 million. Therefore, we are assured of selling at least • shares and receiving minimum gross proceeds of $100.0 million. See “The Rights Offering,” “—The Commitment Letter” and “The HNS Acquisition.”

Risk Factors

Our business, operations and financial condition are subject to various risks and uncertainties. Holders of our common stock should carefully consider the following, as well as the more detailed discussion of risk factors and other information included herein:

•	the network communications industry is highly competitive and we and HNS may be unsuccessful in competing effectively against other terrestrial and satellite-based network providers;

•	the failure to adequately anticipate HNS’ need for satellite capacity or HNS’ inability to obtain satellite capacity could harm its results of operations;

•	HNS’ failure to successfully launch its SPACEWAY satellite in late 2006 and implement related services would result in HNS not realizing the anticipated benefits from SPACEWAY and HNS’ financial condition and results of operations would be adversely affected;

•	our and HNS’ business and operations could be adversely impacted by uncertainty related to the HNS Acquisition; and

•	we will have obligations to SkyTerra pursuant to the separation agreement.

Corporate Information

We were formed as a Delaware corporation in June 2005 under the name SkyTerra HNS Holdings, Inc. Our principal executive offices are located at 19 West 44th Street, Suite 507, New York, New York 10036. Our telephone number is (212) 730-7540.

Our website is •. Information contained on our website is not incorporated by reference herein, and you should not consider information contained on our website as part of this document.

The Distribution

Distributing Company	SkyTerra Communications, Inc. Immediately after the distribution, SkyTerra will own no shares of our capital stock. We will operate as a separate publicly owned corporation.

Common Stock to be Distributed

Approximately • shares of our common stock, based on the number of shares of common stock, shares of non-voting common stock, shares of preferred stock and Series 1-A and 2-A warrants of SkyTerra expected to be outstanding on the record date. The other warrants outstanding to acquire SkyTerra common stock do not provide the right to receive dividends or distributions and, therefore, will not participate in the distribution.

Distribution Ratio

One-half of one share of our common stock for every share of SkyTerra common stock owned by SkyTerra common or non-voting common stockholders of record on the record date (or, in the case of SkyTerra’s preferred stock and Series 1-A and 2-A warrants, in accordance with their terms, one-half of one share of our common stock for each share of SkyTerra common stock issuable upon conversion or exercise of such preferred stock and warrants held as of the record date).

Fractional Share Interests

Fractional shares will not be distributed. Fractional shares will be aggregated and, after the distribution, sold in the public market by the distribution agent and the aggregate net cash proceeds will be distributed ratably to those stockholders of record otherwise entitled to fractional interests. See “The Distribution—Manner of Effecting the Distribution.”

Record Date	•, 2006.

Distribution Date	•, 2006. The distribution agent will mail share certificates commencing on the distribution date or as soon as practicable thereafter.

Dividend Policy	We have no present intention to pay any dividends on our common stock.

Material U.S. Federal Income Tax Consequences of the Distribution	The receipt by you of our common stock in the distribution will generally be taxable to you. For a more detailed discussion see “Material U.S. Federal Income Tax Consequences.”

Distribution Agent	•

Transfer Agent and Registrar for the Common Stock	•

For additional information concerning the distribution, see “The Distribution,” beginning on page 92.

For a discussion of certain factors that should be considered by recipients of our common stock, see “Risk Factors” beginning on page 15.

Summary Historical Consolidated Financial Data of SkyTerra

(Accounting Predecessor to Hughes Communications)

The summary historical financial data of SkyTerra (accounting predecessor to us) is derived from the audited and unaudited consolidated financial statements of SkyTerra and is set forth here because, notwithstanding the legal form of the distribution, we will be considered the divesting entity and treated as the “accounting successor” to SkyTerra for financial reporting purposes in accordance with Emerging Issues Task Force, or EITF, Issue No. 02-11, “Accounting for Reverse Spin-offs,” due to, among other things, (i) the businesses transferred to us generated all of SkyTerra’s consolidated revenues for the year ended December 31, 2004 and for the nine months ended September 30, 2005 and constitute a majority of the book value of SkyTerra’s assets as of September 30, 2005 and (ii) the businesses transferred to us include SkyTerra’s discontinued operating subsidiaries and all of the assets and liabilities relating to such subsidiaries. As such, the financial information presented in the following summary for SkyTerra (accounting predecessor to us) reflects financial information that previously has been filed with the SEC by SkyTerra. When the distribution occurs, we will report the historical results of operations (subject to certain adjustments) of the assets of which SkyTerra retains ownership and control in discontinued operations in accordance with the provisions of Statement of Financial Accounting Standard, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, this presentation is not permitted until the date of the distribution.

SkyTerra’s summary historical consolidated balance sheet data as of December 31, 2004 and 2003 and the historical summary consolidated statement of operations data for the years ended December 31, 2004, 2003 and 2002 have been derived from SkyTerra’s consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. The historical summary consolidated balance sheet data as of September 30, 2005 and the summary consolidated statement of operations data for the nine months ended September 30, 2005 and 2004 have been derived from SkyTerra’s unaudited financial statements and, in the opinion of our management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any interim period or for a full year.

The summary historical consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SkyTerra (as Accounting Predecessor to Hughes Communications)” and SkyTerra’s consolidated financial statements and the related notes thereto included elsewhere in this document.

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands, except share data)
Consolidated statements of operations data:
Revenues	$661	$1,778	$2,127	$699	$—
Operating expenses	(7,610)	(8,202)	(13,982)	(7,646)	(6,513)

Loss from operations	(6,949)	(6,424)	(11,855)	(6,947)	(6,513)
Interest income, net	1,131	9,490	10,548	6,304	5,602
Equity in earnings of Hughes Network Systems, LLC	12,887	—	—	—	—
Equity in loss of Mobile Satellite Ventures LP	(7,519)	—	(1,020)	—	—
Loss on investments in affiliates	(1,211)	(972)	(1,336)	(404)	(385)
Other income (expense), net	941	20,841	21,045	244	(14,716)
Minority interest	1,531	(631)	(216)	(1,126)	(998)

Income (Loss) from continuing operations before taxes	811	22,304	17,166	(1,929)	(17,010)
Income tax benefit	—	—	—	—	350

Income (Loss) from continuing operations	811	22,304	17,166	(1,929)	(16,660)
Gain from discontinued operations	845	—	—	1,211	12,632

Net income (loss)	1,656	22,304	17,166	(718)	(4,028)
Cumulative dividends and accretion of preferred stock to liquidation value	(7,477)	(7,426)	(9,918)	(9,687)	(10,937)

Net (loss) income attributable to common stockholders	$(5,821)	$14,878	$7,248	$(10,405)	$(14,965)

Basic (loss) earnings per common share:
Continuing operations	$(0.38)	$0.99	$0.48	$(0.76)	$(2.32)
Discontinued operations	0.05	—	—	0.08	1.06

Net (loss) earnings per common share	$(0.33)	$0.99	$0.48	$(0.68)	$(1.26)

Diluted (loss) earnings per common share:
Continuing operations	$(0.38)	$0.95	$0.46	$(0.76)	$(2.32)
Discontinued operations	0.05	—	—	0.08	1.06

Net (loss) earnings per common share	$(0.33)	$0.95	$0.46	$(0.68)	$(1.26)

Basic weighted average common shares outstanding	17,581,661	15,062,714	15,115,895	15,341,518	11,865,291

Diluted weighted average common shares outstanding	17,581,661	15,713,479	15,837,370	15,341,518	11,865,291

	September 30,	December 31,
	2005	2004	2003
	(in thousands)
Consolidated balance sheet data:
Cash, cash equivalents, and short-term investments	$33,729	$94,507	$28,692
Investment in Hughes Network Systems, LLC	68,047	—	—
Investment in Mobile Satellite Ventures LP	44,411	50,098	—
Notes receivable, net	—	—	65,138
Investments in affiliates	2,549	3,361	2,769
Total assets	152,645	154,570	98,099
Total liabilities	4,537	10,512	6,066
Minority interest	8,808	9,974	12,467
Series A redeemable convertible preferred stock, net	92,002	88,706	80,182
Stockholders’ equity (deficit)	47,298	45,378	(616)

Summary Unaudited Pro Forma Consolidated Financial Data of Hughes Communications

(Accounting Successor to SkyTerra)

Our summary unaudited pro forma condensed consolidated financial data set forth below is derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this document.

The unaudited pro forma consolidated statement of operations data reflects our (as accounting successor to SkyTerra) results of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004 assuming the following occurred on January 1, 2004: (i) the distribution and related transactions, (ii) the acquisition of 50% of the Class A membership interests of HNS from a subsidiary of DIRECTV on April 22, 2005, (iii) the HNS Acquisition, (iv) the sale of the Promissory Note to certain of the Apollo Stockholders, (v) the rights offering, assuming the minimum amount raised is $100.0 million and (vi) the repayment of the Promissory Note to such Apollo Stockholders with the proceeds from the rights offering. The following unaudited pro forma consolidated balance sheet data presents our (as accounting successor to SkyTerra) financial position assuming that the following occurred on September 30, 2005: (i) the distribution and related transactions, (ii) the HNS Acquisition, (iii) the sale of the Promissory Note to such Apollo Stockholders, (iv) the rights offering, assuming the minimum amount raised is $100.0 million and (v) the repayment of the Promissory Note to such Apollo Stockholders with the proceeds from the rights offering. The unaudited pro forma consolidated financial data does not purport to represent what our results of operations or financial condition would actually have been had the distribution and other transactions, as applicable, in fact occurred as of such date or to project our results of operations for any future period or as of any future date. Further, the unaudited pro forma consolidated financial data does not purport to represent what our results of operations or financial condition would actually have been had we operated as a separate public company.

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
	(in thousands, except share data)
Pro forma statement of operations data:
Revenues	$579,439	$791,477
Income from continuing operations	$9,432	$29,409
Earnings per common share:
Basic	$0.90	$3.13
Diluted	$0.86	$3.02
Weighted average common shares outstanding:
Basic	10,528,668	9,384,796
Diluted	10,966,853	9,745,534

September 30,
2005
(in thousands)
Pro forma balance sheet data:
Cash, cash equivalents and short-term investments	$147,537
Current assets	460,919
Total assets	770,862
Current liabilities	201,271
Long-term debt	355,667
Total liabilities	571,626
Minority interest	6,052
Stockholders’ equity	193,184

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

Q:	What is the distribution?

A:	The distribution is the method by which SkyTerra will be separated into two publicly owned companies: (1) Hughes Communications, which consists of, among other things, the assets, liabilities and operations associated with the HNS, ESP and AfriHUB businesses and certain minority investments in entities including Edmunds Holdings, Inc., Data Synapse, Inc. and Hughes Systique Corporation, along with all of SkyTerra’s cash as of the distribution date, excluding $10.0 million, and certain other liabilities expressly allocated to us and (2) SkyTerra, which consists of the assets and liabilities associated with SkyTerra’s interest in the MSV Joint Venture and its stake in TerreStar, along with $10.0 million in cash. Upon a change of control of SkyTerra, including the consummation of the proposed merger with Motient referred to below, its remaining cash will be transferred to us.

To effect the distribution, SkyTerra will distribute to each of its stockholders one-half of one share of our common stock for each share of SkyTerra common or non-voting common stock held as of the close of business on •, 2006 (or, in the case of SkyTerra’s preferred stock and Series 1-A and 2-A warrants, in accordance with their terms, one-half of one share of our common stock for each share of SkyTerra common stock issuable upon conversion or exercise of such preferred stock and warrants held as of the close of business on •, 2006). The other warrants outstanding to acquire SkyTerra common stock do not provide the right to receive dividends or distributions and, therefore, will not participate in the distribution. Immediately after the distribution, SkyTerra’s stockholders, since they will become our stockholders, will continue to have an indirect interest in all of SkyTerra’s current businesses, but they will own them through their ownership in each of us and SkyTerra, for so long as they hold both SkyTerra’s and our stock.

Q:	Why is SkyTerra separating its businesses?

A:	SkyTerra believes that the separation of its interests in HNS and the MSV Joint Venture and TerreStar will enhance stockholder value by enabling each business to pursue objectives appropriate for their specific needs. In addition, SkyTerra believes that each business will have greater access to capital, as investors interested solely in one of the businesses will have the opportunity to invest in that specific business, while investors interested in both business could invest in each separately. By contrast, today investors interested in only one of SkyTerra’s businesses may not invest at all.

We expect to focus on managing and growing HNS’ position in the Enterprise and Consumer VSAT markets, as well as exploring other complementary opportunities. By contrast, SkyTerra is actively pursuing a business combination with other members of the MSV Joint Venture and other TerreStar stockholders that would, if consummated, result in control of the MSV Joint Venture and TerreStar residing in a single entity, enabling the MSV Joint Venture and TerreStar to better execute their strategies to roll out mobile satellite system networks with an ancillary terrestrial component, or ATC, and offer users affordable and reliable voice and high-speed data communications service from virtually anywhere in North America. To that end, on September 22, 2005, SkyTerra executed a non-binding letter of intent with Motient Corporation, or Motient, TMI Communications and Company, or TMI, and the other partners in the MSV Joint Venture and other stockholders in TerreStar that would result in the consolidation of the ownership of the MSV Joint Venture and TerreStar into Motient.

Q:	Is the distribution conditional?

A:	No.

Q:	What restructuring occurred prior to the distribution?

A:	Prior to the distribution, SkyTerra transferred all of its assets, liabilities and operations other than those associated with the MSV Joint Venture and TerreStar to us, so that:

•	the assets, liabilities and operations associated with the HNS, ESP and AfriHUB businesses and certain minority investments in entities including Edmunds Holdings, Inc., Data Synapse, Inc. and Hughes

Systique Corporation, along with all of SkyTerra’s cash as of the distribution date, excluding $10.0 million, and certain other liabilities expressly allocated to us, are ours; and

•	the assets and liabilities associated with SkyTerra’s interest in the MSV Joint Venture and its stake in TerreStar remain under the ownership and control of SkyTerra, along with $10.0 million in cash. Upon a change of control of SkyTerra, including the consummation of the proposed merger with Motient referred to below, its remaining cash will be transferred to us.

Q:	What will I receive in the distribution?

A:	For every one share of SkyTerra common or non-voting common stock that you hold at the close of business on •, 2006, the record date, you will receive one-half of one share of our common stock (or, if you are a holder of SkyTerra preferred stock or Series 1-A and 2-A warrants, in accordance with their terms, you will receive one-half of one share of our common stock for each share of SkyTerra common stock issuable upon conversion or exercise of such preferred stock or warrants held on the record date). For example, if you own 100 shares of SkyTerra common stock, you will receive 50 shares of our common stock.

Fractional shares will not be distributed. Fractional shares will be aggregated and, after the distribution, sold in the public market by the distribution agent and the aggregate net cash proceeds will be distributed ratably to those holders of record otherwise entitled to fractional interests. See “The Distribution—Manner of Effecting the Distribution.”

Q:	What will happen to my existing SkyTerra common stock as a result of the distribution?

A:	Immediately after the distribution, you will own our common stock as well as continue to own the SkyTerra securities that you currently own. SkyTerra’s common stock will continue to trade on the OTC Bulletin Board under the symbol “SKYT.”

After the distribution, SkyTerra will continue to own interests in the MSV Joint Venture and TerreStar. On September 22, 2005, SkyTerra executed a non-binding letter of intent with Motient, TMI and the other partners in the MSV Joint Venture and the other stockholders of TerreStar that would result in the consolidation of the ownership of the MSV Joint Venture and TerreStar into Motient. This consolidation would include the merger of SkyTerra, following the distribution, into Motient, in a tax-free stock-for-stock merger. If the proposed merger with Motient is consummated, you will receive shares of Motient common stock for your shares of SkyTerra common stock at a ratio to be determined upon the signing of a definitive merger agreement.

Q:	Will I be taxed on the shares of Hughes Communications common stock that I receive in the distribution?

A:	The receipt by you of our common stock in the distribution will generally be taxable to you. For a more detailed discussion see “Material U.S. Federal Income Tax Consequences.”

Q:	What do I have to do to participate in the distribution?

A:	Nothing, except own shares of SkyTerra common stock, non-voting common stock, preferred stock or Series 1-A or 2-A warrants on the record date. Because the distribution of our common stock is a dividend, no stockholder vote is required. Following the distribution, each holder of record on the record date will receive a stock certificate for the whole number of shares of our common stock such holder received in the distribution.

Q:	When will the distribution occur?

A:	The distribution will be completed on or around •, 2006, the distribution date.

Q:	Where will Hughes Communications common stock be quoted?

A:	We expect that our common stock will be quoted on the OTC Bulletin Board under the trading symbol “•.” In order for our common stock to be eligible to be traded on the OTC Bulletin Board we will need to make filings pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and be sponsored by a broker-dealer who is a member of the National Association of Securities Dealers, Inc.

Q:	What will the relationship between Hughes Communications and SkyTerra be after the distribution?

A:	After the distribution, SkyTerra will not own any of our capital stock; we will not own any of SkyTerra’s capital stock; and we and SkyTerra will be separate publicly owned companies. We have entered into a separation agreement with SkyTerra. The separation agreement effected, on January 1, 2006, the transfer, by way of contribution, from SkyTerra to us of the assets related to our business, and the assumption by us of certain liabilities and will govern the relationship between SkyTerra and us after the distribution. Under the separation agreement, we will provide SkyTerra with use of our premises and certain of our facilities, such as information technology and communications equipment and services, at such premises from January 1, 2006 through the earlier of (a) December 31, 2006 or (b) a change of control of SkyTerra, including the consummation of the proposed merger with Motient. In the future, we also expect to utilize HNS’ facilities. The separation agreement also contains agreements relating to indemnification and access to information. We have also entered into a tax sharing agreement with SkyTerra, under which we generally agree to be responsible for, and to indemnify SkyTerra and its subsidiaries against, all tax liabilities imposed on or attributable to (i) us and any of our subsidiaries relating to all taxable periods and (ii) SkyTerra and any of its subsidiaries for all taxable periods or portions thereof ending on or prior to a change of control of SkyTerra, including the consummation of the proposed merger with Motient, in each case, after taking into account any tax attributes of SkyTerra or any of its subsidiaries that are available to offset such tax liabilities. Notwithstanding the foregoing, we are not responsible for any taxes relating to the MSV Joint Venture, TerreStar or a change of control, including the consummation of the proposed merger with Motient. Additionally, under the tax sharing agreement, SkyTerra is responsible for, and indemnifies us and our subsidiaries against, all tax liabilities imposed on or attributable to a change of control of SkyTerra, including the consummation of the proposed merger with Motient, the MSV Joint Venture and TerreStar relating to all taxable periods, and SkyTerra and any of its subsidiaries relating to all taxable periods or portions thereof beginning and ending after a change of control, including the consummation of the proposed merger with Motient. The tax sharing agreement also generally provides for the preparing and filing of tax returns and the handling, settling and contesting of tax liabilities for all taxable periods. In addition, after the distribution, certain of our executives and employees will also be employed by SkyTerra until the earlier of (i) their resignation, (ii) their termination by SkyTerra or (iii) a change of control of SkyTerra, including the consummation of the proposed merger with Motient. See “Certain Relationships and Related Party Transactions.”

Q:	What is the accounting treatment for the spin-off?

A:	Despite the fact that all of shares of common stock are being distributed by SkyTerra to its stock and certain warrant holders, for accounting purposes, we will be considered the divesting entity due to, among other things, (i) the businesses transferred to us generated all of SkyTerra’s consolidated revenues for the year ended December 31, 2004 and for the nine months ended September 30, 2005 and constitute a majority of SkyTerra’s assets as of September 30, 2005 and (ii) the businesses transferred to us include SkyTerra’s discontinued operating subsidiaries and all of the assets and liabilities relating to such subsidiaries. As a result, we will be the “accounting successor” to SkyTerra and have presented the historical financial information of SkyTerra as our financial information in this document. See “Unaudited Pro Forma Consolidated Financial Statements of Hughes Communications (Accounting Successor to SkyTerra).”

RISK FACTORS

You should carefully consider the risks described below in addition to all other information provided to you in this document. Any of the following risks could materially and adversely affect our business, result of operations and financial condition.

Risks Related to the Business

The network communications industry is highly competitive. HNS may be unsuccessful in competing effectively against other terrestrial and satellite-based network providers, in both its Enterprise and Consumer businesses.

HNS operates in a highly competitive network communications industry in the sale and lease of both its products and its services. HNS’ industry is characterized by competitive pressures to provide enhanced functionality for the same or lower price with each new generation of technology at the time it negotiates contract renewals with customers. HNS’ results of operations reflect the need to increase its shipments and reduce its costs as unit prices decline on hardware products. HNS’ Enterprise business faces competition from providers of terrestrial-based networks (such as DSL, cable modem service and IP-based virtual private networks, or VPNs), which may have advantages over satellite networks for certain customer applications. Terrestrial-based networks are offered by telecommunications carriers and other large companies, many of which have substantially greater financial resources and greater name recognition than HNS does. The costs of a satellite network may exceed those of a terrestrial-based network, especially in areas that have experienced significant DSL and cable Internet build-out. It may become more difficult for HNS to compete with terrestrial providers as the number of these areas increase and the cost of their network and hardware services declines. HNS also competes for enterprise clients with other satellite network providers, satellite providers that are targeting the SME and SOHO markets, and smaller independent systems integrators on procurement projects. HNS’ ability to compete successfully in the VSAT enterprise market is primarily driven by its ability to retain its existing customers and to identify and target new customers requiring networks utilizing the advantages of satellite technology or the features of its VSAT products at the prices it offers. In Europe, HNS faces intense competition and does not expect such competition to abate in the near future. In Asia and Latin America, the build-out of terrestrial networks has adversely impacted demand for VSAT services and regulation and inequitable access remain barriers to new business.

HNS faces competition for its North American Consumer satellite Internet subscribers primarily from DSL and cable Internet service providers. Also, other satellite and wireless broadband companies have launched or are planning the launch of consumer satellite Internet access services that would compete with HNS in North America. Some of these competitors may offer consumer services and hardware at lower prices than HNS’. HNS anticipates increased competition with the entrance of these new competitors into its market and the increasing build-out and lowering cost of DSL and cable Internet access in North America. Terrestrial alternatives do not require HNS’ “external dish” which may limit customer acceptance of its products.

Failure to compete effectively within the network communications industry or failure to implement HNS’ business strategy while maintaining its existing business would result in a loss of revenue and a decline in profitability. Increased competition could result in fewer enterprise contracts or renewals or fewer enterprise or consumer subscribers, increased pricing pressure and loss of market share, any of which would harm HNS’ business and adversely affect its operating results. For a description of additional international competition risks, see “—HNS’ foreign operations expose it to risks and restrictions not present in its domestic operations” and “—HNS’ international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect its operations.”

If HNS is unable to develop, introduce and market new products, applications and services on a cost effective and timely basis, or if HNS is unable to sell its new products and services to existing and new customers, HNS’ business could be adversely affected.

The network communications market is characterized by rapid technological changes, frequent new product introductions and evolving industry standards. If HNS fails to develop new technology and keep pace with significant industry technological changes, HNS’ existing products and technology could be rendered obsolete. Products in HNS’ industry are generally characterized by short life cycles because of technological innovation, such as increasing data rates, and declining prices. To remain competitive in the network communications market, HNS must be able to apply financial and technical resources to develop and introduce new products, applications and services, as well as enhancements to its existing products, applications and services. Even if HNS keeps up with technological innovation, it may not meet the demands of the network communications market. For example, HNS’ large enterprise customers may only choose to renew services with it at substantially lower prices or for a decreased level of service. Many of HNS’ large enterprise customers have existing networks available to them and may opt to find alternatives to its VSAT services or may renew with HNS solely as a backup network. If HNS is unable to respond to technological advances on a cost-effective and timely basis, or if its products or applications are not accepted by the market, then HNS’ business, financial condition and results of operations would be adversely affected.

The need to introduce and upgrade products requires large expenditures on engineering, research and development. As a stand-alone entity, HNS may not be able to devote the same amount of resources to this development effort compared to prior periods when it was a part of DIRECTV. This may make it more difficult to make the technological advances in its products necessary to compete against rival products and technologies.

Continued negative trends and factors affecting the telecommunications industry specifically and the economy in general may result in reduced demand and pricing pressure on HNS’ products and services.

Negative trends and factors affecting the telecommunications industry specifically and the economy in general over the past several years have negatively affected HNS’ results of operations. The telecommunications sector has been facing significant challenges resulting from excess capacity, new technologies and intense price competition. As a result of the build-out of capacity by telecommunications companies in the late 1990s, currently there is excess network capacity. This capacity, combined with the failure of many competitors in the telecommunications sector, has contributed to price reductions by terrestrial and satellite network competitors in response to soft market conditions. In addition, weak economic conditions in the last recession resulted in reduced capital expenditures, reluctance to commit to long-term capital outlays and longer sales processes for network procurements by HNS’ customers. These factors have not abated in the recovery. Finally, an overall trend toward industry consolidation and rationalization among HNS’ customers, competitors and suppliers can affect its business, especially if any of the sectors HNS services or the countries or regions that HNS does business in are affected. Any future weakness in the economy or the telecommunications industry could affect HNS through reduced demand for, and pricing pressure on, its products and services, leading to a reduction in revenues and a material adverse effect on HNS’ business and results of operations.

Satellite failures or degradations in satellite performance could affect HNS’ business, financial condition and results of operations.

HNS leases satellite transponder capacity from fixed satellite service, or FSS, providers in order to send and receive data communications to and from its VSAT networks. Satellites are subject to in-orbit risks including malfunctions, commonly referred to as anomalies, and collisions with meteoroids, decommissioned spacecraft or other space debris. In recent years, there have been several publicized satellite anomalies occurring in the global FSS fleet. Anomalies occur as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh space environment. There can be no assurances that the satellites HNS uses will not experience anomalies, nor that HNS will be able to obtain backup satellite capacity sufficient for its business purposes.

Any single anomaly or series of anomalies affecting the satellites on which HNS leases transponder capacity could materially adversely affect its operations and revenues and its relationships with current customers, as well as HNS’ ability to attract new customers for its satellite services. Anomalies may also reduce the expected useful life of a satellite, thereby creating additional expenses due to the need to provide replacement or backup capacity and potentially reducing revenues if service is interrupted on the satellites HNS utilizes. HNS may not be able to obtain backup capacity at similar prices, or at all. See “—The failure to adequately anticipate HNS’ need for satellite capacity or HNS’ inability to obtain satellite capacity could harm its results of operations.” In the event of a failure or loss of any of the satellites on which HNS leases capacity, HNS may relocate to another satellite subject to the availability of substitute equipment, and use it as a replacement for the failed or lost satellite. In the event of a satellite failure, HNS’ services may be unavailable for several days to several weeks while backup in-orbit satellites are repositioned and services are moved or while HNS repositions its customers’ antennas to alternative satellites. HNS experienced one of these situations in late 2004 with one satellite on which it leases transponder capacity for service in North America. More recently, in August 2005, a satellite on which HNS leases transponder capacity to service certain customers in Europe experienced an outage lasting approximately nine hours. HNS’ European service provider has tested the satellite’s functionality and it appears normal although further anomalies are possible. Any relocation to an alternative satellite will require prior regulatory approval, which may not be obtained, or obtained in a timely manner. In addition, the entities from which HNS leases transponder capacity could be severely affected by anomalies affecting their satellites, which could result in disruption to the services they provide to HNS.

Any failure on HNS’ part to perform its VSAT service contracts or provide satellite broadband access as a result of satellite failures would result in a loss of revenue despite continued obligations under HNS’ leasing arrangements, possible cancellation of HNS’ long-term contracts, inability to continue with its subscription based customers, expenses to reposition customer antennas to alternative satellites and damage to HNS’ reputation which could negatively affect its ability to retain existing customers or gain new business. The cancellation of long-term contracts due to service disruptions is an exception to the generally non-cancelable nature of HNS’ contracts and such cancellation would reduce HNS’ revenue backlog previously described in this document. Such results could be for a short period of time if alternative satellite transponder space was available or indefinitely if HNS was unable to replace lost transponder capacity. See “—The failure to adequately anticipate HNS’ need for satellite capacity or HNS’ inability to obtain satellite capacity could harm its results of operations.”

The failure to adequately anticipate HNS’ need for satellite capacity or HNS’ inability to obtain satellite capacity could harm its results of operations.

HNS has made substantial contractual commitments for satellite capacity based on its existing customer contracts and backlog as well as anticipated future business. If future demand does not meet its expectations, HNS will be committed to maintain excess satellite capacity for which it will have no or insufficient revenues to cover its costs, having a negative impact on its margins and results of operations. For example, in 2002, HNS took a one time charge of $7.0 million in connection with the renegotiation of a contract related to excess transponder capacity. HNS’ transponder leases are generally for three to five years and different leases cover satellites with coverage of different areas or other different features, so HNS cannot quickly or easily adjust its capacity payments to changes in demand. If HNS only purchases satellite capacity based on existing contracts and bookings, capacity for certain types of coverage in the future may be unavailable to it and HNS may not be able to satisfy certain needs of its customers, resulting in a loss of possible new business. At present, until launch and operation of additional satellites, there is limited availability of capacity on the Ku-band frequencies in North America. In addition, the FSS industry has seen consolidation in the past decade, and today the four main FSS providers and a number of smaller regional providers own and operate the current satellites that are available for HNS’ capacity needs. The failure of any of these FSS providers or a downturn in their industry as a whole could reduce or interrupt the capacity available to HNS. If HNS is not able to renew its capacity leases, if HNS’ needs for capacity increase prior to new capacity becoming available or if capacity is unavailable due to any problems of the FSS providers, HNS’ business and results of operation would suffer.

HNS’ networks and those of its third party service providers may be vulnerable to security risks.

We expect the secure transmission of confidential information over public networks to continue to be a critical element of HNS’ operations. HNS’ networks and those of its third party service providers and its customers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use information on the network or cause interruptions or malfunctions in HNS’ operations, any of which could have a material adverse effect on HNS’ and our business, financial condition and operating results. HNS may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Although HNS intends to continue to implement industry-standard security measures, these measures may prove to be inadequate and result in system failures and delays that could lower NOC availability and have a material adverse effect on HNS’ business, financial condition and operating results.

HNS faces new risks associated with its SPACEWAY satellite.

HNS currently plans to launch its SPACEWAY satellite in late 2006 and introduce service in 2007. In addition to the competitive risks for the satellite network services mentioned above, if HNS is unable to successfully launch and implement its SPACEWAY satellite as a result of any of the following risks, it will be unable to realize the anticipated benefits from its SPACEWAY satellite and its financial condition and results of operations will be adversely affected:

•	The cost of completing HNS’ SPACEWAY satellite may be more than anticipated and there may be delays in completing the satellite within the expected timeframe. In connection with the completion, launch and launch insurance of the SPACEWAY satellite, HNS may be required to spend an amount of cash in excess of the approximately $135.0 million which it has currently budgeted and set aside for such purpose. The construction and launch of satellites are often subject to delays, including satellite and launch vehicle construction delays, cost overuns, periodic unavailability of reliable launch opportunities, and delays in obtaining regulatory approvals. A significant delay in the delivery of SPACEWAY could materially adversely affect the marketing plan for service enabled by the satellite and would adversely affect HNS’ anticipated revenues and cash flows. If the remaining SPACEWAY construction schedule is not met, there may be even further delays because there can be no assurance that a launch opportunity will be available at the time the satellite is ready to be launched and HNS may not be able to obtain or maintain regulatory authority or International Telecommunication Union, or ITU, priority necessary to implement SPACEWAY as proposed.

•

HNS currently does not have a license to launch or operate its SPACEWAY satellite and there are risks associated with obtaining required regulatory authorizations for SPACEWAY. HNS will need to obtain a license to launch and operate the SPACEWAY satellite prior to doing so. There are several ITU filings for orbital locations which may be used for the SPACEWAY satellite. The ITU filing used to launch and operate the SPACEWAY satellite will subject HNS to the licensing jurisdiction of the administration that made the particular ITU filing on its behalf. HNS’ SPACEWAY satellite will also be subject to the frequency registration process of the ITU and to the various national communications authorities of the countries in which it will provide services using SPACEWAY. The ITU filings that HNS may use for SPACEWAY have not yet been fully coordinated with other ITU filings although coordination meetings have commenced. A number of licensing administrations have “ITU priority” over such filings by virtue of their having made earlier ITU submissions for networks that could experience interference from the operation of the SPACEWAY satellite. Radio frequency coordination with those other administrations therefore may be required prior to the operation of the SPACEWAY satellite. ITU coordination activities may require a satellite system operator to reduce power, avoid operating on certain frequencies, relocate its satellite to another orbital location or otherwise modify planned or existing operations. There can be no assurance that HNS will be able to successfully coordinate its satellites to the extent it is required to do so, and any modifications it makes in the course of coordination, or any inability to successfully coordinate, may materially adversely affect its ability to generate revenue. This could significantly limit the services that could be provided over the SPACEWAY satellite. The

SPACEWAY satellite is primarily intended to serve North America. The United States and the regulatory authorities of other nations HNS seeks to serve must authorize the use of the SPACEWAY satellite and/or frequencies in their jurisdictions and HNS has not yet applied for or received any such authority. Finally, HNS will have to satisfy the licensing conditions imposed by the administration whose ITU filings it uses. HNS’ business and financial condition and results of operation could be adversely affected by any failure to obtain requisite regulatory approvals for the launch and operation of SPACEWAY, or if licenses obtained impose operational restrictions or permitted other satellites to cause interference to SPACEWAY.

•	There are risks associated with the launch of satellites, including launch failure, damage or destruction during launch and improper orbital placement. Satellites are subject to significant operational risks relating to launch and while in orbit. Launch risks include launch failure, incorrect orbital placement and improper commercial operation. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take up to 30 months, and obtain other launch opportunities. Only certain launch vehicles can lift and place into orbit spacecraft in the mass range of the SPACEWAY satellite, which further limits the launch opportunities for HNS’ SPACEWAY satellite. The overall historical loss rate in the satellite industry for all launches of commercial satellites in fixed orbits in the last five years is estimated by some industry participants to be 5% but may be higher. Any significant delays or failures in successfully launching and deploying SPACEWAY could have a material adverse effect on HNS’ ability to generate revenues or cut costs and would adversely affect HNS’ business and financial condition.

•	HNS intends to seek launch and in-orbit insurance for its SPACEWAY satellite but may not be able to obtain insurance on reasonable economic terms or at all. If HNS is able to obtain insurance, it will not likely cover the full cost of constructing and launching SPACEWAY, nor will it cover business interruptions or similar losses. In addition, any satellite insurance policy will contain customary exclusions, salvage value provisions, large deductibles or co-payments, policy limits and material change and other conditions that could limit HNS’ recovery in the event of an insurable loss. Finally, the occurrence of any anomalies on other satellites, including Ka-band satellites, or on SPACEWAY may materially adversely affect HNS’ ability to insure SPACEWAY at commercially reasonable premiums, if at all.

•	HNS’ SPACEWAY satellite is a complex and novel design and any failure of SPACEWAY to perform as designed could have an adverse effect on its business plan and results. SPACEWAY is designed for higher-speed data rates and greater bandwidth per network site using Ka-band satellite transmissions based on a proprietary design by HNS working with the SPACEWAY manufacturer. If the enhanced features of the satellite design do not function to their specifications, HNS may not be able to offer the functionality or throughput of transmission service that is expected for SPACEWAY.

•	HNS’ SPACEWAY business plan may be unsuccessful and HNS may not be able to achieve the cost savings that we expect from the SPACEWAY satellite. A failure to attract the planned customers in a sufficient number would result in HNS’ inability to realize the cost savings that we expect to be achieved from the anticipated lower costs of bandwidth associated with the capacity of SPACEWAY. In addition, HNS will incur startup losses associated with the launch and operation of SPACEWAY until it acquires a sufficient number of customers.

•	HNS’ SPACEWAY satellite will be subject to similar potential satellite failures or performance degradations as other satellites. In-orbit risks similar to those described above under “—Satellite failures or degradations in satellite performance could affect HNS’ business, financial condition and results of operations” will apply to HNS’ SPACEWAY satellite. To the extent there is an anomaly or other in-orbit failure with respect to its SPACEWAY satellite, HNS will not have a replacement satellite or backup transponder capacity and would have to identify and lease alternative satellite capacity that may not be available on economic terms or at all and this could affect its business, financial condition and results of operations. Additionally, HNS could be required to repoint the antennas of its customers, which could require new or modified licenses from regulatory authorities.

While HNS does not have any current plans to do so, depending on its business and the satellite data communications market, it is possible that HNS may in the future decide to own and operate additional satellites, whether by exercising its existing option to build an additional SPACEWAY satellite or by developing or acquiring other satellites. Any decision by HNS to pursue the development or acquisition of additional owned satellites would subject it to risks similar to those that have been illustrated here for its SPACEWAY satellite.

The separation from DIRECTV has required HNS to incur additional costs to operate as a stand-alone entity and we and HNS face risks associated with the separation and the HNS Acquisition.

HNS is no longer able to rely on DIRECTV’s financial support and its creditworthiness. DIRECTV often guaranteed HNS’ obligations to customers or provided backup letters of credit or other similar support, and the need to provide its own letters of credit will limit the availability of HNS’ revolving credit facility. Some customers may not allow the release of DIRECTV from these guarantee obligations or view the lack of continued DIRECTV financial support as a negative factor in deciding whether to choose HNS’ products over its competitors’ products. In addition, HNS has agreed to indemnify DIRECTV in the event that DIRECTV is required to make any payments under these guarantee or other credit support obligations. Any of these events could have a significant adverse effect on HNS’ financial condition and results of operations.

HNS has only recently had to begin providing for certain services, including its own tax advisory services, treasury/cash management operations, risk management, employee benefits and business insurance. Previously, these services were provided, at least in part, by DIRECTV. In addition, we and HNS must implement financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. For example, we and HNS will need to further develop accounting and financial capabilities, including the establishment of an internal audit function and development of documentation related to internal control policies and procedures. Failure to quickly establish the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting. Further, the actual costs of providing these services could exceed our expectations, which could have an adverse effect on our and HNS’ respective financial conditions and results of operations.

HNS may face difficulties in obtaining regulatory approvals for its provision of telecommunications services, and HNS may face changes in regulation, each of which could adversely affect its operations.

The provision of telecommunications services is highly regulated. HNS is required to obtain approvals from national and local authorities in connection with most of the services that it provides. As a provider of communications services in the United States, HNS is subject to the regulatory authority of the United States, primarily the Federal Communications Commission, or the FCC. HNS is subject to the export control laws, sanctions and regulations of the United States with respect to the export of equipment and services. Certain aspects of its business are subject to state and local regulation. In addition, HNS is subject to regulation by the national communications authorities of other countries in which HNS, and under certain circumstances its value-added resellers, or VARs, provide service.

While the governmental authorizations for HNS’ current business generally have not been difficult to obtain in a timely manner, the need to obtain particular authorizations in the future may delay HNS’ provision of current and new services. Moreover, the imposition by a governmental entity of conditions on its authorizations, or the failure to obtain authorizations necessary to launch and operate satellites or provide satellite service, could have a material adverse effect on HNS’ ability to generate revenue and conduct its business as currently planned. Violations of laws or regulations may result in various sanctions including fines, loss of authorizations and the denial of applications for new authorizations or for the renewal of existing authorizations.

Future changes to the regulations under which HNS operates could make it difficult for HNS to obtain or maintain authorizations, increase its costs or make it easier or less expensive for its competitors to compete with HNS. See “Business—Government Regulations.”

HNS’ international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect its operations.

HNS must comply with all applicable export control laws and regulations of the United States and other countries. United States laws and regulations applicable to HNS include the Arms Export Control Act, the International Traffic in Arms Regulations, or ITAR, the Export Administration Regulations and the trade sanctions laws and regulations administered by the Office of Foreign Assets Control of the United States Department of the Treasury, or OFAC. The export of satellite hardware, services and technical information with military or dual-use applications to non-United States persons is regulated by the United States Department of State’s Directorate of Defense Trade Controls under ITAR. The United States Department of Commerce’s Bureau of Industry and Security also regulates most of HNS’ international activities under the Export Administration Regulations. In addition, HNS is subject to the Foreign Corrupt Practices Act, or FCPA, that, generally, bars bribes or unreasonable gifts to foreign governments or officials.

Following a June 2004 voluntary disclosure by DIRECTV and DTV Networks, DIRECTV and DTV Networks entered into a consent agreement, which applies to HNS, with the U.S. Department of State in January 2005 regarding alleged violations of the ITAR. This consent agreement addresses exports of equipment and technology related to the VSAT business primarily to China but also to several other countries. As part of this agreement, DIRECTV paid a $4.0 million fine and one of HNS’ subsidiaries was debarred from conducting certain international business. HNS is now eligible to seek reinstatement and intends to do so in the near future. Also as part of the same consent agreement, a civil penalty of $1.0 million was assessed against HNS, which it is required to use for enhancing compliance measures to avoid future infractions. This amount will be applied by HNS to its compliance program over a three-year period. As a result of the voluntary disclosure and consent agreement, HNS is currently unable to perform its obligations under certain contracts in China and Korea addressed by the consent agreement and, if ultimately unable to perform, HNS may be liable for certain damages of up to approximately $5.0 million as a result of its non-performance. With respect to one such contract, HNS received notice in November 2005 that one of its customers in China filed a demand for arbitration with the International Center for Dispute Resolution, a division of the American Arbitration Association. The January 2005 consent agreement supplemented another consent agreement of DIRECTV in March 2003, arising out of separate violations of ITAR. Further violations of laws or regulations may result in significant additional sanctions including fines, more onerous compliance requirements, more extensive debarments from export privileges or loss of authorizations needed to conduct aspects of HNS’ international business. A future violation of ITAR or the other regulations enumerated above could materially adversely affect HNS’ business, financial condition and results of operations.

HNS’ future success depends on its ability to retain its key employees.

HNS is dependent on the services of its senior management team to remain competitive in its industry. The loss of one or more members of its senior management team could have an adverse effect on HNS until qualified replacements are found. There can be no assurances that these individuals could quickly be replaced with persons of equal experience and capabilities. In addition, technological innovation depends, to a significant extent, on the work of technically skilled employees. Competition for executive, managerial and skilled personnel in HNS’ industry is intense. It is expected that HNS will face continued increases in compensation costs in order to attract and retain senior executives, managers and skilled employees, especially if the current job economy continues to improve. HNS may not be able to retain its existing senior management, fill new positions or vacancies created by expansion or turnover or attract or retain the management and personnel necessary to develop and market its products. HNS does not maintain key man life insurance on any of these individuals.

HNS’ lengthy sales cycles could harm its results of operations if these sales are delayed or do not occur.

The length of time between the date of initial contact with a potential customer and the execution of a contract with the potential customer may be up to two years, particularly for complex procurements of HNS’

VSAT systems. During any given sales cycle, HNS may expend resources in advance of the expected revenue from these contracts, resulting in an adverse effect on its operating results if the sale does not occur and the opportunity cost of having foregone alternative business prospects.

Because HNS depends on being awarded large-scale contracts in competitive bidding processes, losing a modest number of bids could have a significant adverse effect on its operating results.

In 2004, approximately 63% of HNS’ sales revenue was derived from large-scale VSAT network contracts that were awarded to it following competitive bidding. These large-scale contracts can involve the installation of over 10,000 VSATs. The number of major procurements for VSAT-based networks in any given year is limited and the competition is intense. Losing a modest number of such bids each year could have a significant adverse effect on HNS’ operating results.

HNS’ foreign operations expose it to risks and restrictions not present in its domestic operations.

HNS’ operations outside North America accounted for 31.7% and 31.1% of its revenue for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively, and HNS’ foreign operations are expected to continue to represent a significant portion of its business. HNS has operations in Brazil, China, Germany, India, Indonesia, Italy, Mexico, the Russian Federation, South Africa, the United Arab Emirates and the United Kingdom, among other nations, and over the last 15 years has sold products in over 100 countries. Foreign operations involve varying degrees of risks and uncertainties inherent in doing business abroad. Such risks include:

•	Complications in complying with restrictions on foreign ownership and investment and limitations on repatriation. HNS may not be permitted to own its operations in some countries and may have to enter into partnership or joint venture relationships. Many foreign legal regimes restrict its repatriation of earnings to the United States from its subsidiaries and joint venture entities. HNS may also be limited in the ability to distribute or access its assets by the governing documents pertaining to such entities. In such event, HNS will not have access to the cash flow and assets of its joint ventures.

•	Difficulties in following a variety of foreign laws and regulations, such as those relating to data content retention, privacy and employee welfare. HNS’ international operations are subject to the laws of many different jurisdictions that may differ significantly from United States law. For example, local political, moral or intellectual property law may hold HNS responsible for the data that is transmitted over its network by its clients. Also, other nations have more stringent employee welfare laws that guarantee perquisites that HNS must offer. For example, if HNS undertakes restructuring in its European operations, it may face higher severance and other costs due to statutory employee welfare requirements. Compliance with these laws may lead to increased operations costs, loss of business opportunities or violations that result in fines or other penalties. See “Business—Legal Proceedings.”

•	HNS faces significant competition in its international markets. Internationally, HNS has traditionally competed for VSAT hardware and services sales primarily in Europe, Brazil, India and China and focused only on hardware sales in other regions. In Europe, HNS faces intense competition which is not expected to abate in the near future.

•	Changes in exchange rates between foreign currencies and the United States dollar. HNS conducts its business and incurs costs in the local currency of a number of the countries in which it operates. Accordingly, its results of operations are reported in the relevant local currency and then translated to United States dollars at the applicable currency exchange rate for inclusion in its financial statements. Because HNS’ foreign subsidiaries and joint ventures operate in foreign currencies, fluctuations in currency exchange rates have affected, and may in the future affect, the value of profits earned on international sales. In addition, HNS operates its business in countries that historically have been and may continue to be susceptible to recessions or currency devaluation, including Argentina and Indonesia in recent years.

•	Greater exposure to the possibility of economic instability, the disruption of operations from labor and political disturbances, expropriation or war. As HNS conducts operations throughout the world, it could be subject to regional or national economic downturns or instability, labor or political disturbances or conflicts of various sizes. Any of these disruptions could detrimentally affect HNS’ sales in the affected region or country or lead to damage to, or expropriation of, its property or danger to its personnel.

•	Competition with large or state-owned enterprises and/or regulations that effectively limit HNS’ operations and favor local competitors. Many of the countries in which HNS conducts business have traditionally had state owned or state granted monopolies on telecommunications services that favor an incumbent service provider. HNS faces competition from these favored and entrenched companies in countries that have not deregulated. The slower pace of deregulation in these countries, particularly in Asia and Latin America, has adversely affected the growth of HNS’ business in these regions.

•	Customer credit risks. Customer credit risks are exacerbated in foreign operations because there is often little information available about the credit histories of customers in the foreign countries in which HNS operates.

HNS is dependent upon suppliers of components, manufacturing outsourcing, installation and customer service, and its results of operations may be materially affected if any of these third party providers fails to appropriately deliver the contracted goods or services.

HNS is dependent upon the third party products and services provided to it, including the following:

•	Components. A limited number of suppliers manufacture some of the key components required to build HNS’ VSATs. There can be no assurance of the continuous availability of key components and HNS’ ability to forecast its component requirements sufficiently in advance, which may have a detrimental effect on supply. If HNS was required to change certain suppliers for any reason, it would experience a delay in manufacturing its products if another supplier was not able to meet its requirements on a timely basis. In addition, if HNS is unable to obtain the necessary volumes of components on favorable terms or prices on a timely basis, it may be unable to produce its products at competitive prices.

•	Manufacturing outsourcing. While HNS develops and manufactures prototypes for its products, HNS uses contract manufacturers to produce a significant portion of its hardware. If these contract manufacturers fail to provide products that meet HNS’ specifications in a timely manner, then its customer relationships may be harmed.

•	Installation and customer support. Each of HNS’ North American and its international operations utilize a network of third party installers to deploy its hardware. In addition, a portion of HNS’ customer support and management is provided by offshore call centers. Since HNS provides customized services for its customers that are essential to their operations, a decline in levels of service or attention to the needs of its customers or the occurrence of negligent and careless acts will adversely affect HNS’ reputation, renewal rates and ability to win new business.

HNS’ failure to develop, obtain or protect its intellectual property rights could adversely affect its future performance and growth.

HNS’ success depends on its ability to develop and protect its proprietary rights to the technologies and inventions used in its products and services, including proprietary VSAT technology and related products and services. HNS relies on a combination of United States and foreign patent, trademark, copyright and trade secret laws as well as licenses, nondisclosure, confidentiality and other contractual restrictions to protect certain aspects of its business. HNS has registered trademarks and patents, and has pending trademark and patent applications in the United States and a number of foreign countries. However, its patent and trademark applications may not be allowed by the applicable governmental authorities to issue as patents or register as trademarks at all, or in a form that will be advantageous to HNS. In addition, in some instances HNS may not have registered important patent and trademark rights in these and other countries. In addition, the laws of some countries do not protect and enforce proprietary rights to the same extent as do the laws of the United States. Accordingly, HNS might not be able to protect its proprietary products and technologies against unauthorized third party copying or use, which could negatively affect its competitive position. HNS may fail to recognize opportunities to provide, maintain or enforce intellectual property protection for its business.

Furthermore, HNS’ intellectual property may prove inadequate to protect its proprietary rights, may be misappropriated by others or may diminish in value over time. Competitors may be able to freely make use of HNS’ patented technology after its patents expire or may challenge the validity, enforceability or scope of its patents, trademarks or trade secrets. Competitors also may independently develop products or services that are substantially equivalent or superior to HNS’ technology. It may be possible for third parties to reverse-engineer, otherwise obtain, copy, and use information that HNS regards as proprietary. If HNS is unable to protect its products and services through the enforcement of intellectual property rights, HNS’ ability to compete based on its current market advantages may be harmed. If HNS fails to prevent substantial unauthorized use of its trade secrets, HNS risks the loss of those intellectual property rights and whatever competitive advantage they provide HNS.

Claims that HNS’ products and services infringe upon the intellectual property rights of others could increase its costs and reduce its sales, which would adversely affect its revenue.

HNS has in the past received, and may in the future receive, communications from third parties claiming that it or its products infringe upon the intellectual property rights of others. Litigation may be necessary to determine the validity and scope of third-party rights or to defend against claims of infringement. Litigation may also be necessary to enforce HNS’ intellectual property rights or to defend against claims that HNS’ intellectual property rights are invalid or unenforceable. Such litigation, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on HNS’ business, financial condition and results of operations. It is expected that HNS will be increasingly subject to such claims as the number of products and competitors in its industry grows.

Many entities, including some of HNS’ competitors, have or may in the future obtain patents and other intellectual property rights that cover or affect products or services related to those that HNS currently offers or may offer in the future. In general, if a court determines that one or more of HNS’ services or products infringes on valid and enforceable intellectual property owned by others, HNS may be liable for money damages and may be required to cease developing or marketing those services and products, unless it obtains licenses from the owners of the intellectual property or redesign those services and products in such a way as to avoid infringing the intellectual property rights. If a third party holds intellectual property rights, it may not allow HNS to use its intellectual property at any price, or on terms acceptable to HNS, which could materially adversely affect its competitive position. In addition, HNS’ patents, trademarks and other proprietary rights may be subject to various attacks claiming they are invalid or unenforceable. These attacks might invalidate, render unenforceable or otherwise limit the scope of the protection that HNS’ patents, trademarks and other rights afford. If HNS loses the use of a product or brand name, its efforts spent building that brand may be lost and HNS will have to rebuild a brand for that product, which it may or may not be able to do. Even if HNS prevails in a patent infringement suit, there is no assurance that third parties will not be able to design around its patents, which could harm HNS’ competitive position.

HNS may not be aware of all intellectual property rights that its services or products may potentially infringe. Further, without lengthy litigation, it is often not possible to determine definitively whether a claim of infringement is valid. HNS cannot estimate the extent to which it may be required in the future to obtain intellectual property licenses or the availability and cost of any such licenses. Those costs, and their impact on HNS’ earnings, could be material. Damages in patent infringement cases may also include treble damages in certain circumstances. To the extent that HNS is required to pay royalties to third parties to whom it is not currently making payments, these increased costs of doing business could materially adversely affect HNS’ operating results. In addition, under some of its agreements with customers, HNS is not permitted to use all or some of the intellectual property developed for that customer for other customers and in other cases, HNS has agreed not to provide similar services to their competitors. In addition, HNS’ service agreements with its customers generally provide that it will defend and indemnify them for claims against them relating to its alleged infringement of third party intellectual property rights with respect to products and services HNS provides.

If HNS is unable to license technology from third parties on satisfactory terms, its developmental costs could increase and HNS may not be able to deploy its products and services in a timely manner.

HNS depends, in part, on technology that it licenses from third parties on a non-exclusive basis and integrates into its products and service offerings. Licenses for third-party technology that HNS uses in its current products may be terminated or not renewed, and HNS may be unable to license third-party technology necessary for such products in the future. Furthermore, HNS may be unable to renegotiate acceptable third-party license terms to reflect changes in its pricing models. Changes to or the loss of a third-party license could lead to an increase in the costs of licensing or inoperability of products or network services. In addition, technology licensed from third parties may have undetected errors that impair the functionality or prevent the successful integration of HNS’ products or services. As a result of any such changes or loss, HNS may need to incur additional development costs to ensure continued performance of its products or suffer delays until replacement technology, if available, can be obtained and integrated.

If HNS’ products contain defects, it could be subject to significant costs to correct such defects and its product and network service contracts could be delayed or cancelled, which could expose HNS to significant liability and significantly reduce its revenues.

HNS’ products and the networks it deploys are highly complex, and some of them may contain defects when first introduced or when new versions or enhancements are released, despite extensive testing and its quality control procedures. In addition, many of HNS’ product and network services are designed to interface with its customers’ existing networks, each of which has different specifications and utilizes multiple protocol standards. HNS’ products and services must interoperate with the other products and services within its customers’ networks as well as with future products and services that might be added to these networks to meet HNS’ customers’ requirements. The occurrence of any defects, errors or failures in its products or network services could result in incurrence of significant costs to correct such defects, cancellation of orders, a reduction in revenue backlog, product returns, diversion of HNS’ resources, legal actions by its customers or its customers’ end users, including for damages caused by a defective product, the issuance of credits to customers and other losses to HNS or to its customers or end users. If its products and network services do not perform their intended function, customer installations could be delayed or orders for its products and services could be cancelled, which could significantly reduce HNS’ revenues. Any of these occurrences could also result in the loss of or delay in market acceptance of HNS’ products and services and loss of sales, which would harm its reputation, its business and adversely affect its revenues and profitability. In addition, HNS’ insurance would not cover the cost of correcting significant errors, defects, design errors or security problems.

DIRECTV may compete with HNS in certain sectors and subject to certain conditions and, after April 22, 2006, will retain one of HNS’ marketing brand names.

While HNS has entered into a non-competition agreement with DIRECTV, DIRECTV has retained the right to compete with HNS in selling data services to consumers at all times and may compete with it in all areas after the five-year term of the non-competition agreement, which commenced on April 22, 2005. In addition, while the non-competition agreement restricts DIRECTV from using its two SPACEWAY satellites for data service offerings that would directly compete with HNS, DIRECTV is not limited in such use if the video capability of its SPACEWAY satellites are not otherwise capable of commercial operations. Moreover, DIRECTV is not restricted from competing with HNS’ business if such data services are incidental to DIRECTV’s provision of a video service to an enterprise customer and are an integral part of such video service or are available as an optional add-on to such video service. In any event, DIRECTV may compete with HNS after the non-competition agreement expires on April 22, 2010.

In addition, the rights to the DIRECWAY® brand name and any related trademark rights are being retained by DIRECTV. HNS has agreed to stop using the DIRECWAY® brand name and related trademark rights by April 22, 2006. As a result, HNS will need to develop a new brand name for its current VSAT products which will generate additional sales and marketing and general and administrative costs. HNS cannot yet estimate the cost of such efforts, but it may be material and may lead to lessened customer identification for its products. It cannot be determined what effect, if any, that a new brand name will have on HNS’ sales and marketing efforts.

Risks Related to HNS’ Indebtedness

HNS’ high level of indebtedness could adversely affect its ability to raise additional capital to fund its operations and could limit its ability to react to changes in the economy or its industry.

HNS is significantly leveraged and its total indebtedness is approximately $383.2 million as of September 30, 2005. HNS’ substantial degree of leverage could have important consequences for you, including the following:

•	it may limit HNS’ ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	a substantial portion of HNS’ cash flows from operations will be dedicated to the payment of principal and interest on its indebtedness and will not be available for other purposes, including its operations, capital expenditures, investments in new technologies and future business opportunities;

•	the debt service requirements of HNS’ indebtedness could make it more difficult for it to satisfy its financial obligations;

•	borrowings under HNS’ credit facilities bear interest at a variable rate, exposing it to the risk of increased interest rates;

•	it may limit HNS’ ability to adjust to changing market conditions and place it at a competitive disadvantage compared to its competitors that have less debt or more financial resources; and

•	HNS may be vulnerable in a downturn in general economic conditions or in its business, or it may be unable to carry out capital spending that is important to its growth.

Covenants in HNS’ debt agreements will restrict HNS’ and our business in many ways.

HNS’ debt agreements contain various covenants that limit HNS’ ability and/or certain of its subsidiaries’ ability to, among other things:

•	incur, assume or guarantee additional indebtedness;

•	issue redeemable stock and preferred stock;

•	incur liens;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase debt;

•	make loans and investments;

•	enter into agreements that restrict distributions from its subsidiaries;

•	sell assets and capital stock of our subsidiaries;

•	enter into certain transactions with affiliates;

•	consolidate or merge with or into, or sell substantially all of our assets to, another person; and

•	enter into new lines of business.

In addition, HNS’ credit facilities contain restrictive covenants and require it to maintain specified financial ratios and satisfy other financial condition tests. HNS’ ability to meet those financial ratios and tests can be affected by events beyond HNS’ and our control, and no assurance can be given that HNS will meet those tests. A breach of any of these covenants could result in a default under HNS’ credit facilities. Upon the occurrence of an event of default under HNS’ credit facilities, the lenders could elect to declare all amounts outstanding under its credit facilities to be immediately due and payable and terminate all commitments to extend further credit. If HNS were unable to repay those amounts, the lenders under its credit facilities could proceed against the collateral that secures that indebtedness. HNS has pledged a significant portion of its assets as collateral under the credit facilities. In addition, we have pledged all of our membership interests of HNS as collateral under HNS’ credit facilities. If the lenders under HNS’ revolving credit facility accelerate the repayment of borrowings, no assurance can be given that HNS will have sufficient assets to repay its credit facilities and other indebtedness.

We are a holding company and the inability of our subsidiaries to pay distributions or dividends or transfer funds or other assets to us would harm our ability to pay future dividends.

We are a holding company. Our principal assets are membership interests of HNS and cash. Although we do not currently intend to pay dividends on our shares of common stock for the foreseeable future (see “Risks Relating to Our Common Stock Generally—We do not intend to pay dividends on shares of our common stock in the foreseeable future”), in the event that we wished to pay dividends, we would be primarily reliant on distributions or dividends from our subsidiaries to pay such dividends. The ability of HNS to pay us distributions or transfer funds or other assets is subject to the terms of HNS’ debt agreements which contain covenants which, among other things, limit the ability of HNS and certain of its subsidiaries to pay dividends or distributions or redeem or repurchase capital stock. Such limitations could harm our ability to pay future dividends, if any.

Risks Related to the HNS Acquisition

Whether or not the HNS Acquisition is consummated, the announcement and pendency of the HNS Acquisition could cause disruptions in our and HNS’ business, which could have an adverse effect on our and HNS’ business and financial results.

Whether or not the HNS Acquisition is consummated, the announcement and pendency of the HNS Acquisition could cause disruptions in or otherwise negatively impact our and HNS’ business. Specifically:

•	the HNS Acquisition may disrupt HNS’ business relationships with its current customers. For example, a customer may delay or defer decisions about current and future agreements with HNS because of the HNS Acquisition;

•	HNS’ current and prospective employees may experience uncertainty about their future roles with the combined company, which might adversely affect our and HNS’ ability to retain key managers and other employees; and

•	the attention of our and HNS’ management may be directed from business operations toward the consummation of the HNS Acquisition.

These disruptions could be exacerbated by a delay in the consummation of the HNS Acquisition or termination of the acquisition agreement and could have an adverse effect on our and HNS’ businesses and financial results if the HNS Acquisition is not consummated or of the combined company if the HNS Acquisition is consummated.

If we fail to complete the rights offering, we will have substantial debt.

In order to fund the HNS Acquisition, we will borrow $100.0 million from certain of the Apollo Stockholders. See “HNS Acquisition—The Commitment Letter.” Immediately following the distribution, we are conducting the rights offering, as described in “The Rights Offering,” in order to repay the loan from such Apollo Stockholders. If we fail to complete the rights offering, we will have a substantial level of indebtedness to repay under the Promissory Note. Our substantial level of indebtedness could have important consequences to you, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes for either us or HNS may be impaired;

•	we must use a substantial portion of our cash flow from operations to make debt service payments on the Promissory Note, which will reduce the funds available to us for other purposes such as potential acquisitions and capital expenditures for either us or HNS;

•	we may have to sell assets in order to make payments on our indebtedness before we are able to achieve maximum value for such assets, or refinance such indebtedness on terms less favorable to us; and

•	we are more vulnerable to general economic downturns and adverse developments in our business.

Risks Related to the Distribution and Separation from SkyTerra

Our historical consolidated and pro forma financial information is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

The historical consolidated and pro forma financial information included herein does not reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented or those we will achieve in the future. This is primarily a result of the following factors:

•	Our historical consolidated financial information reflects certain businesses that will not be included in our company following the completion of this offering. For a description of the components of our historical consolidated financial information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SkyTerra (Accounting Predecessor to Hughes Communications),” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hughes Network Systems” and our consolidated financial statements included elsewhere in this document.

•	The pro forma financial information presented herein gives effect to several significant transactions that we will implement prior to the completion of the distribution, including the transfers of certain assets from SkyTerra to us, and the HNS Acquisition. The unaudited pro forma information gives effect to the transactions as if each had occurred as of January 1, 2004, in the case of earnings information, and September 30, 2005, in the case of financial position information. This pro forma financial information is based upon available information and assumptions that we believe are reasonable. However, this pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had those transactions occurred as of those dates, nor what they may be in the future.

We may incur significant liability to SkyTerra pursuant to the indemnification provisions of the separation agreement.

The separation agreement provides that we will indemnify SkyTerra and its affiliates against potential losses based on, arising out of or resulting from:

•	the ownership or the operation of the assets or properties transferred to us under the separation agreement, and the operation or conduct of the business of, including contracts entered into and any activities engaged in by, us, whether in the past or future;

•	any other activities we engage in;

•	any guaranty, keepwell, of or by SkyTerra provided to any parties with respect to any of our actual or contingent obligations;

•	certain claims for violations of federal securities laws that could arise out of or relate to the business of SkyTerra, provided that any claims based on this indemnity are initiated prior to one year following a change of control of SkyTerra, including the consummation of the proposed merger with Motient, and that we are not indemnifying SkyTerra in respect of matters in respect of which it has expressly indemnified us or for violations which result from information provided to SkyTerra by the MSV Joint Venture or TerreStar;

•	any breach by us of the separation agreement or any other agreement between us and SkyTerra;

•	any failure by us to honor any of the liabilities assumed by us under the separation agreement; or

•	other matters described in the separation agreement.

The transitional and separation arrangements with SkyTerra are not the result of arm’s-length negotiations.

We currently have, and after the distribution will continue to have, contractual arrangements which require us to provide transitional services and shared arrangements to SkyTerra and under which we agree to indemnify SkyTerra, and SkyTerra agrees to indemnify us, for specified matters in the context of the separation resulting from the distribution. These agreements were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of the distribution. Accordingly, the terms of these agreements may be less advantageous to, or more burdensome on, us than the terms which would have resulted had the negotiations been arm’s-length.

Risks Relating to Our Common Stock Generally

There may be a limited public market for our common stock, our stock price may experience volatility and our common stock will be quoted on the OTC Bulletin Board, which limits the liquidity and could negatively affect the value of our common stock.

An active trading market for our common stock may not develop as a result of the distribution or be sustained in the future. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of particular companies. Changes in earnings estimates by analysts, if any, and economic and other external factors may have a significant effect on the market price of our common stock. Fluctuations or decreases in the trading price of our common stock may adversely affect the liquidity of the trading market for our common stock. Further, price quotations for our common stock will be available on the OTC Bulletin Board following the distribution. Generally, quotation on the OTC Bulletin Board will render our common stock less liquid than stocks listed on national securities exchanges. This lack of liquidity may adversely affect our ability to raise capital through future equity financing.

HNS has a history of losses and may incur losses in the future, which could materially reduce the market price of our stock.

For the three years ended December 31, 2002, 2003 and 2004, HNS has generated net losses of $208.1 million, $157.0 million and $1,433.5 million, respectively. Although HNS achieved profitability in the nine months ended September 30, 2005, HNS may not sustain profitability in future periods. Failure to maintain profitability at HNS may materially impact HNS’ ability to service its indebtedness or fund future growth opportunities and may otherwise reduce the market price of our common stock.

Fluctuations in our operating results could adversely affect the trading price of our common stock.

Our operating results may fluctuate as a result of a variety of factors, many of which are outside of our control, including:

•	risks and uncertainties affecting the current and proposed business of HNS and the broadband satellite industry;

•	increased competition in the broadband satellite industry;

•	competition in the VSAT business; and

•	general economic conditions.

As a result of these possible fluctuations, period-to-period comparisons of our financial results may not be reliable indicators of future performance.

Future sales of our shares could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after the distribution or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of the distribution,• shares of our common stock will be outstanding. In addition, a minimum of • shares, and a maximum of • shares, of our common stock will be issued upon the exercise of rights in the rights offering. By virtue of the registration statement of which this document is a part, all such shares will be freely tradable without restriction under the Securities Act except for any such shares held at any time by any of our “affiliates,” as such term is defined under Rule 144 promulgated under the Securities Act. See “Shares Eligible for Future Sale.” In connection with the distribution, holders of stock options to purchase shares of SkyTerra’s common stock will receive stock options to purchase our common stock under the 2005 Equity and Incentive Plan. See “Director and Executive Compensation—2005 Equity and Incentive Plan.” Upon completion of the distribution, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our 2005 Equity and Incentive Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares of common stock registered under any such registration statement and issued upon exercise of such stock options will be available for sale in the open market, unless such shares of common stock are subject to vesting restrictions.

We may have to issue additional shares of our common stock to satisfy the Class B membership interests of HNS, which upon the one year anniversary of the HNS Acquisition, may be exchanged for our common stock, subject to our Board’s authorization, with the number of shares of our common stock to be issued upon such exchange based upon the fair market value of such vested Class B membership interest divided by the value of our common stock at the time of such exchange. In addition, pursuant to the HNS bonus unit plan and subject to our Board’s authorization, if we complete the HNS Acquisition and a participant in the plan is still employed by HNS on April 22, 2008, then we would exchange vested HNS bonus units for our common stock on that date. If a participant is still employed by HNS on April 22, 2010, then we would exchange the remaining vested HNS bonus units for our common stock on that date. The number of shares of our common stock to be issued upon each such exchange would be based upon the fair market value of such vested bonus unit divided by the value of our common stock at the time of the respective exchange.

We do not intend to pay dividends on shares of our common stock in the foreseeable future.

We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future.

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

Our certificate of incorporation and by-laws will contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, advance notice for raising business or making nominations at meetings of stockholders and “blank check” preferred stock. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such special dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock. In addition, our board may issue additional shares of common stock without any further vote or action by our common stockholders, which would have the effect of diluting common stockholders. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. In addition, the Delaware General Corporation Law contains provisions that could make it more difficult for a third party to acquire control of our company.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, are creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from assisting HNS and our other businesses in revenue-generating activities to compliance activities, which could harm our business prospects.

The Apollo Stockholders will beneficially own a majority of our voting stock.

Following the distribution, the Apollo Stockholders will own an aggregate of 7,044,642 shares, or approximately 68%, of our outstanding common stock. In addition, to the extent that the Apollo Stockholders exercise their over-subscription privileges in accordance with the Commitment Letter, the number and percentage of our shares of outstanding common stock owned by the Apollo Stockholders will be higher. For example, if no other stockholders participate in the rights offering, the Apollo Stockholders will own an aggregate of • shares, or •%, of our outstanding common stock upon the completion of the rights offering. Therefore, the Apollo Stockholders will have control over our management and policies, such as the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation and mergers or sales of all or substantially all of our assets. In addition, the level of the Apollo Stockholders’ ownership of our shares of common stock and these rights could have the effect of discouraging or impeding an unsolicited acquisition proposal.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that involve risks and uncertainties, including statements regarding our capital needs, business strategy, expectations and intentions. We urge you to consider that statements that use the terms “believe,” “do not believe,” “anticipate,” “expect,” “plan,” “estimate,” “strive,” “intend” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and because our business is subject to numerous risks, uncertainties and risk factors, our actual results could differ materially from those anticipated in the forward-looking statements. All forward-looking statements speak only as of the date of this document. Actual results will most likely differ from those reflected in these statements, and the differences could be substantial. We disclaim any obligation to update these statements, or disclose any difference between our actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this document are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. You should read carefully the factors described in the section entitled “Risk Factors” of this document for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.

THE HNS ACQUISITION

On November 10, 2005, we entered into a membership interest purchase agreement with DTV Networks to purchase from it the remaining Class A membership interests in HNS that we do not currently own for a purchase price of $100.0 million in cash. Accordingly, upon the consummation of the HNS Acquisition, we will own 100% of such Class A membership interests of HNS.

In order to fund the HNS Acquisition, we will borrow the necessary funds from certain of the Apollo Stockholders, as described below in “—The Commitment Letter.” Immediately following the distribution, we are conducting the rights offering, as described in “The Rights Offering” below, in order to repay the loan from such Apollo Stockholders.

The obligations of the parties to effect the transaction contemplated by the membership interest purchase agreement are subject to the satisfaction or waiver of certain customary conditions set forth in such agreement which includes receipt of certain governmental and regulatory approvals. We expect that, subject to the satisfaction or waiver of such conditions, consummation of the HNS Acquisition will occur early in the first quarter of 2006.

In connection with the closing of the transaction, the parties to the membership interest purchase agreement will enter into agreements governing certain relationships between and among the parties after the closing. Such agreements include the modification and/or termination of certain prior agreements between and among the parties, including:

•	amending certain provisions of SkyTerra’s original purchase agreement with HNS and DTV Networks to accelerate the expiration of certain representations and warranties made by DTV Networks in connection with that agreement;

•	terminating an investor rights agreement in connection with that original purchase agreement pursuant to which, among other covenants, SkyTerra and DTV Networks agreed to limit the transferability of the Class A Units and HNS granted SkyTerra and DTV Networks public offering registration rights; and

•	amending the Advertising and Marketing Support Agreement, pursuant to which, affiliates of DTV Networks provided HNS with discounted advertising costs for its Direcway services.

The Commitment Letter

On November 10, 2005, certain of the Apollo Stockholders executed the Commitment Letter pursuant to which they agreed to loan $100.0 million to us in order to fund the closing of the HNS Acquisition. The loan will be evidenced by the Promissory Note, in the principal amount of $100.0 million which would be due one year from the date of issuance. The Promissory Note would be secured by a second lien on all of the equity interests of HNS that we hold. Pursuant to the Commitment Letter, the Promissory Note would bear interest at a rate of 8% per annum. Accrued and unpaid interest would be added to the principal amount of the Promissory Note on a quarterly basis. Pursuant to the Commitment Letter, we are required to use best efforts to consummate the rights offering so as to generate sufficient proceeds to repay the Promissory Note. In addition, the Apollo Stockholders have agreed to exercise their rights (including their over-subscription privileges) so that they purchase all of the shares not subscribed for by other stockholders in the rights offering, up to the maximum amount of the loan, which is $100.0 million. The obligation of such Apollo Stockholders to pay the subscription price will be satisfied by setting off such amount payable to us against our obligations under the Promissory Note. The principal and interest under the Promissory Note that is not so set off upon closing of the rights offering would be repaid in cash immediately upon consummation of the rights offering. See “The Rights Offering.”

DIVIDEND POLICY

We have not declared any cash dividends on our common stock and have no present intention to pay dividends in the foreseeable future. Any determination to pay dividends will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as the board of directors deems relevant. In addition, HNS’ debt agreements limit HNS’ ability to pay dividends or transfer funds or other assets to us, thereby limiting our ability to pay dividends. We may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends.

CAPITALIZATION OF HUGHES COMMUNICATIONS (ACCOUNTING SUCCESSOR TO SKYTERRA)

The following table sets forth the unaudited historical capitalization of SkyTerra as of September 30, 2005 and our (as accounting successor to SkyTerra) unaudited pro forma capitalization as of September 30, 2005, as adjusted to give pro forma effect to (i) the distribution and related transactions, (ii) the HNS Acquisition, (iii) the sale of the Promissory Note to certain of the Apollo Stockholders, (iv) the rights offering, assuming the minimum amount raised is $100.0 million and (v) the repayment of the Promissory Note to such Apollo Stockholders with the proceeds of the rights offering, in each case, as if they had occurred on September 30, 2005.

The table should be read in conjunction with “Selected Historical Consolidated Financial Data of SkyTerra (Accounting Predecessor to Hughes Communications),” “Pro Forma Condensed Consolidated Financial Statements of Hughes Communications (Accounting Successor to SkyTerra),” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SkyTerra (Accounting Predecessor to Hughes Communications)” and SkyTerra’s consolidated financial statements and related notes thereto included elsewhere in this document.

The table excludes:

•	shares of common stock issuable upon the exercise of options to purchase shares of our common stock to be issued to certain of our officers and employees upon completion of the distribution. See “Director and Executive Compensation—2005 Equity and Incentive Plan;” and

•	shares of common stock reserved for future grants under our director, officer and employee stock option plans.

	As of September 30, 2005
	Historical	Pro Forma
	(in thousands, except share data)
Short-term borrowings and current portion of long-term debt	$228	$34,631

Long-term debt:
Long-term debt, less current portion	$—	$355,667

Minority Interest	8,808	6,052

Series A redeemable convertible preferred stock, net of unamortized discount of $29,293	92,002	—

Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 authorized shares, 1,199,007 shares issued and outstanding as Series A redeemable convertible preferred stock, historical; and $0.001 par value, 1,000,000 authorized shares, no shares issued and outstanding, pro forma	—	—
Common stock, $0.01 par value, 200,000,000 authorized shares, 8,717,309 shares issued and outstanding, historical; and $0.001 par value, 64,000,000 authorized shares, • shares issued and outstanding, pro forma	87	11	(1)
Non-voting common stock, $0.01 par value; 100,000,000 authorized shares, 8,990,212 shares issued and outstanding, historical; and no shares authorized, pro forma	90	—
Additional paid-in capital	475,736	621,788	(1)
Accumulated other comprehensive income	349	349
Accumulated deficit	(428,964)	(428,964)

Total stockholders’ equity	47,298	193,184

Total capitalization	$148,108	$554,903

(1)	Pro forma additional paid in capital includes the minimum gross proceeds of $100.0 million to be received in the rights offering, less $0.5 million of estimated legal and other advisory fees incurred related to the rights offering. As certain of the Apollo Stockholders have agreed to exercise their rights (including their over-subscription privileges) so they purchase all of the shares not subscribed by other stockholders in the rights offering, up to the maximum amount of the Promissory Note, which is $100.0 million, we are assured of receiving minimum gross proceeds of $100.0 million in the rights offering. However, as the specific terms of the rights offering, including the offering price and the number of shares to be offered, have not yet been determined, the pro forma information with respect to the number of shares sold in the rights offering will be filed by amendment.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SKYTERRA (ACCOUNTING PREDECESSOR TO HUGHES COMMUNICATIONS)

The following table sets forth selected historical consolidated financial data for SkyTerra (accounting predecessor to us) and is set forth here because, notwithstanding the legal form of the distribution, we will be considered the divesting entity and treated as the “accounting successor” to SkyTerra for financial reporting purposes in accordance with EITF Issue No. 02-11, “Accounting for Reverse Spin-offs,” due to, among other things, (i) the businesses transferred to us generated all of SkyTerra’s consolidated revenues for the year ended December 31, 2004 and for the nine months ended September 30, 2005 and constitute a majority of the book value of SkyTerra’s assets as of September 30, 2005 and (ii) the businesses transferred to us include SkyTerra’s discontinued operating subsidiaries and all of the assets and liabilities relating to such subsidiaries. As such, the financial information presented in the following summary for SkyTerra (accounting predecessor to us) reflects financial information that previously has been filed with the SEC by SkyTerra. When the distribution occurs, we will report the historical results of operations (subject to certain adjustments) of the assets remaining at SkyTerra in discontinued operations in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, this presentation is not permitted until the date of the distribution.

The consolidated statement of operations data for the three years ended December 31, 2004, 2003 and 2002 and the consolidated balance sheet data as of December 31, 2004 and 2003 set forth below are derived from the audited consolidated financial statements of SkyTerra included elsewhere in this document. The consolidated statement of operations data for the years ended December 31, 2001 and 2000 and the consolidated balance sheet data as of December 31, 2002, 2001 and 2000 set forth below are derived from the audited consolidated financial statements of SkyTerra not included in this document. The consolidated statement of income data for the nine months ended September 30, 2005 and 2004 and the consolidated balance sheet data as of September 30, 2005 are derived from the unaudited consolidated financial statements of SkyTerra included elsewhere in this document and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations as of the dates and for the periods indicated. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any interim period or for a full year.

The selected historical consolidated financial data is not necessarily indicative of the results of operations or financial position that would have occurred if we had been a separate, independent company during the periods presented, nor is it indicative of our future performance. This historical data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SkyTerra (Accounting Predecessor to Hughes Communications)” and SkyTerra’s consolidated financial statements and related notes thereto included elsewhere in this document.

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(in thousands, except share data)
Combined statements of operations data:
Revenues	$661	$1,778	$2,127	$699	$—	$1,906	$8,284
Operating expenses	(7,610)	(8,202)	(13,982)	(7,646)	(6,513)	(25,551)	(73,049)

Loss from operations	(6,949)	(6,424)	(11,855)	(6,947)	(6,513)	(23,645)	(64,765)
Interest income, net	1,131	9,490	10,548	6,304	5,602	9,189	10,182
Equity in earnings of Hughes Network Systems, LLC	12,887	—	—	—	—	—	—
Equity in loss of Mobile Satellite Ventures LP	(7,519)	—	(1,020)	—	—	—	—
Loss on investments in affiliates	(1,211)	(972)	(1,336)	(404)	(385)	(54,633)	(11,102)
Other income (expense), net	941	20,841	21,045	244	(14,716)	(22,239)	(205)
Minority interest	1,531	(631)	(216)	(1,126)	(998)	(97)	—

Income (Loss) from continuing operations before taxes	811	22,304	17,166	(1,929)	(17,010)	(91,425)	(65,890)
Income tax benefit	—	—	—	—	350	—	—

Income (Loss) from continuing operations	811	22,304	17,166	(1,929)	(16,660)	(91,425)	(65,890)
Gain (Loss) from discontinued operations	845	—	—	1,211	12,632	(118,919)	(62,532)

Net income (loss)	1,656	22,304	17,166	(718)	(4,028)	(210,344)	(128,422)
Cumulative dividends and accretion of preferred stock to liquidation value	(7,477)	(7,426)	(9,918)	(9,687)	(10,937)	(11,937)	(22,718)

Net (loss) income attributable to common stockholders	$(5,821)	$14,878	$7,248	$(10,405)	$(14,965)	$(222,281)	$(151,140)

Basic (loss) earnings per common share:
Continuing operations	$(0.38)	$0.99	$0.48	$(0.76)	$(2.32)	$(16.21)	$(16.57)
Discontinued operations	0.05	—	—	0.08	1.06	(18.66)	(11.69)

Net (loss) earnings per common share	$(0.33)	$0.99	$0.48	$(0.68)	$(1.26)	$(34.87)	$(28.26)

Diluted (loss) earnings per common share:
Continuing operations	$(0.38)	$0.95	$0.46	$(0.76)	$(2.32)	$(16.21)	$(16.57)
Discontinued operations	0.05	—	—	0.08	1.06	(18.66)	(11.69)

Net (loss) earnings per common share	$(0.33)	$0.95	$0.46	$(0.68)	$(1.26)	$(34.87)	$(28.26)

Basic weighted average common shares outstanding	17,581,661	15,062,714	15,115,895	15,341,518	11,865,291	6,374,020	5,348,895

Diluted weighted average common shares outstanding	17,581,661	15,713,479	15,837,370	15,341,518	11,865,291	6,374,020	5,348,895

	September 30, 2005	December 31,
		2004	2003	2002	2001	2000
	(in thousands)
Consolidated balance sheet data:
Cash, cash equivalents, and short-term investments	$33,729	$94,507	$28,692	$39,492	$16,807	$157,483
Investment in Hughes Network Systems, LLC	68,047	—	—	—	—	—
Investment in Mobile Satellite Ventures LP	44,411	50,098	—	—	—	—
Investment in XM Satellite Radio	—	—	—	—	91,800	—
Notes receivable, net	—	—	65,138	56,823	50,486	—
Investments in affiliates	2,549	3,361	2,769	2,343	2,600	48,016
Total assets	152,645	154,570	98,099	100,346	163,716	317,491
Total liabilities	4,537	10,512	6,066	7,715	24,757	40,761
Minority interest	8,808	9,974	12,467	11,334	10,097	—
Series A redeemable convertible preferred stock, net	92,002	88,706	80,182	70,495	59,558	47,621
Stockholders’ equity (deficit)	47,298	45,378	(616)	10,802	69,304	229,109

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF HUGHES COMMUNICATIONS (ACCOUNTING SUCCESSOR TO SKYTERRA)

The following unaudited pro forma condensed consolidated statement of operations presents our (as accounting successor to SkyTerra) results of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004 assuming the following occurred on January 1, 2004: (i) the distribution and related transactions, (ii) the acquisition of 50% of the Class A membership interests of HNS from DTV Networks on April 22, 2005, (iii) the HNS Acquisition, (iv) the sale of the Promissory Note to certain of the Apollo Stockholders, (v) the rights offering, assuming the minimum amount raised is $100.0 million and (vi) the repayment of the Promissory Note to such Apollo Stockholders with the proceeds from the rights offering. The following unaudited pro forma condensed consolidated balance sheet presents our (as accounting successor to SkyTerra) financial position assuming that the following occurred on September 30, 2005: (i) the distribution and related transactions, (ii) the HNS Acquisition, (iii) the sale of the Promissory Note to such Apollo Stockholders, (iv) the rights offering, assuming the minimum amount raised is $100.0 million and (v) the repayment of the Promissory Note to such Apollo Stockholders with the proceeds from the rights offering.

Notwithstanding the legal form of the distribution, we will be considered the divesting entity and treated as the “accounting successor” to SkyTerra for financial reporting purposes in accordance with EITF Issue No. 02-11, “Accounting for Reverse Spin-offs,” due to, among other things, (i) the businesses transferred to us generated all of SkyTerra’s consolidated revenues for the year ended December 31, 2004 and for the nine months ended September 30, 2005 and constitute a majority of the book value of SkyTerra’s assets as of September 30, 2005 and (ii) the businesses transferred to us include SkyTerra’s discontinued operating subsidiaries and all of the assets and liabilities relating to such subsidiaries. The distribution of SkyTerra will be accounted for pursuant to Accounting Principles Board, or APB, Opinion No. 29, “Accounting for Non-monetary Transactions.” Accordingly, the distribution will be accounted for based upon the recorded amounts of the net assets to be divested. We will charge directly to equity as a dividend the historical cost carrying amount of the net assets remaining at SkyTerra after reduction, if appropriate, for any indicated impairment of value. We currently believe there is no indicated impairment of value of the net assets of which SkyTerra retains ownership and control. Furthermore, when the distribution transaction occurs, we will report the historical results of operations (subject to certain adjustments) of the assets of which SkyTerra retains ownership and control in discontinued operations in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, such presentation is not allowed until the date of the distribution.

For purposes of, among other things, governing certain of the ongoing relations between us and SkyTerra as a result of the distribution, as well as to allocate certain tax and other liabilities arising prior to the distribution, the companies have entered into various agreements, including a separation agreement and tax sharing agreement. Summaries of these agreements are set forth elsewhere in this document.

The unaudited pro forma condensed consolidated financial statements include allocations of the purchase price in connection with the HNS Acquisition. These allocations are based on preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information and management assumptions and may be revised as additional information becomes available. The preliminary work performed by an independent third-party appraiser has been considered in our estimates of the fair values reflected in the unaudited pro forma condensed consolidated financial statements. The final purchase price allocation is dependent on the finalization of asset and liability valuations. This final valuation will be based on the actual net tangible and intangible assets that exist on the closing date of the HNS Acquisition. Any adjustments to the fair value assigned to the assets and liabilities could result in a change to the unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated financial statements set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SkyTerra (Accounting Predecessor to Hughes Communications),” “Management’s Discussion and Analysis of

Financial Condition and Results of Operations of Hughes Network Systems,” the consolidated financial statements of SkyTerra and the related notes thereto and the combined consolidated financial statements of HNS and the related notes thereto included elsewhere in this document. The unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations or financial condition would actually have been had the distribution and other transactions, as applicable, in fact occurred as of such date or to project our results of operations for any future period or as of any future date. Further, the unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations or financial condition would actually have been had we operated as a separate public company.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS OF HUGHES COMMUNICATIONS (ACCOUNTING SUCCESSOR TO SKYTERRA)

	Year Ended December 31, 2004
	SkyTerra Historical	Distribution Adjustments		Subtotal	HNS Historical	Acquisition Adjustments		Subtotal	Rights Offering Adjustments		Hughes Communications Pro Forma
	(in thousands, except share data)
Revenues
Services	$2,127	$—		$2,127	$387,591	$—		$389,718	$—		$389,718
Hardware sales	—	—		—	401,759	—		401,759	—		401,759

Total revenues	2,127	—		2,127	789,350	—		791,477	—		791,477

Operating costs and expenses:
Cost of services	2,072	—		2,072	290,469	(575	)(4)	274,472	—		274,472
						(15,494	)(5)
						(2,000	)(6)
Cost of hardware products sold	—	—		—	322,507	(1,251	)(4)	286,070	—		286,070
						(35,699	)(5)
						513	(7)
Research and development	—	—		—	71,733	(1,515	)(4)	54,952	—		54,952
						(15,266	)(5)
Sales and marketing	—	—		—	72,564	(195	)(4)	71,542	—		71,542
						(827	)(5)
General and administrative	11,155	(457	)(1)	10,698	85,538	(25,516	)(8)	70,720	—		70,720
Restructuring costs	—	—		—	10,993	(10,993	)(9)	—	—		—
SPACEWAY impairment provision	—	—		—	1,217,745	(1,217,745	)(10)	—	—		—
Asset impairment provision	755	—		755	150,300	(150,300	)(11)	755	—		755

Total operating costs and expenses	13,982	(457)		13,525	2,221,849	(1,476,863)		758,511	—		758,511

Operating (loss) income	(11,855)	457		(11,398)	(1,432,499)	1,476,863		32,966	—		32,966

Interest income (expense), net	10,548	(5,552	)(1)	4,996	(7,466)	(35,871	)(12)	(38,341)	8,000	(13)	(30,341)
Equity in loss of Mobile Satellite Ventures LP	(1,020)	1,020	(1)	—	—	—		—			—
Loss on investment in affiliates	(1,336)	—		(1,336)	—	—		(1,336)	—		(1,336)
Other income, net	21,045	—		21,045	6,481	—		27,526	—		27,526
Minority interest	(216)	810	(1)	594	—	—		594	—		594

Income (Loss) before income taxes	17,166	(3,265)		13,901	(1,433,484)	1,440,992		21,409	8,000		29,409
Income tax expense (15)	—	—		—	—	—		—	—		—

Net income (loss)	17,166	(3,265)		13,901	(1,433,484)	1,440,992		21,409	8,000		29,409
Cumulative dividends and accretion of convertible preferred stock to liquidation value	(9,918)	9,918	(2)	—	—	—		—	—		—

Net income (loss) attributable to common stockholders	$7,248	$6,653		$13,901	$(1,433,484)	$1,440,992		$21,409	$8,000		$29,409

Basic earnings (loss) per share	$0.48			$1.48				$2.28			$3.13

Basic weighted average common shares outstanding	15,115,895	(5,731,099	)(3)	9,384,796				9,384,796		(14)	9,384,796

Diluted earnings (loss) per share	$0.46			$1.43				$2.20			$3.02

Diluted weighted average common shares outstanding	15,837,370	(6,091,836	)(3)	9,745,534				9,745,534		(14)	9,745,534

(1)	Adjustment reflects elimination of historical income and expenses of SkyTerra related to its interest in the MSV Joint Venture and TerreStar.
(2)	Adjustment reflects elimination of the $9.9 million of dividends and accretion related to SkyTerra’s Series A redeemable convertible preferred stock. The Series A redeemable convertible preferred stock will not be included in our capitalization following the distribution.
(3)	Adjustment reflects the elimination of the historical capital stock of SkyTerra and the issuance of one-half of one share of our common stock for every share of SkyTerra common stock (or, in the case of SkyTerra’s preferred stock and Series 1-A and 2-A warrants, in accordance with their terms, one-half of one share of our common stock for each share of SkyTerra common stock issuable upon conversion or exercise of such preferred stock and warrants held).
(4)	Adjustment reflects elimination of rent and certain other direct costs associated with facilities retained by DIRECTV following the April 2005 acquisition by SkyTerra of 50% of the Class A membership interests of HNS. Together with the facility cost adjustment in general and administrative expense (see footnote (8) below), the total facility adjustment amounts to $6.5 million.
(5)	Adjustment reflects the decrease in depreciation and amortization expense which resulted from the application of purchase accounting in connection with the HNS Acquisition. Together with the depreciation and amortization adjustment in general and administrative expense (see footnote (8) below), the total depreciation and amortization adjustment amounts to $70.3 million.
(6)	Adjustment reflects amortization of $2.0 million of the liability for unfavorable satellite capacity leases held by HNS which was recorded in connection with the application of purchase accounting as a result of the HNS Acquisition.
(7)	Prior to the April 2005 acquisition, DIRECTV issued letters of credit to support certain contractual obligations of HNS. Following the April 2005 acquisition, HNS replaced certain of these letters of credit with new letters of credit issued under its revolving credit facility. The adjustment reflects the incremental fees related to letters of credit issued under HNS’ revolving credit facility. As these letters of credit primarily support certain property and equipment used in the production of HNS’ hardware, the fees associated with the letters of credit have been classified as cost of hardware products sold.
(8)	Reflects the following adjustments to general and administrative expense (in thousands):

Benefit programs (a)	$(18,075)
Insurance programs (b)	(1,448)
Facilities costs (c)	(2,972)
Depreciation and amortization expense (d)	(3,021)

$(25,516)

(a)	Adjustment reflects elimination of the costs of certain employee benefit programs that were not continued by HNS following the April 2005 acquisition. These programs include a defined benefit retirement plan, a restricted stock unit plan and a long-term incentive plan.
(b)	Adjustment reflects the difference between the corporate allocation of insurance costs from DIRECTV prior to the April 2005 acquisition and the actual costs of insurance programs on a stand-alone basis.
(c)	Adjustment reflects the elimination of rent and certain other direct costs included in general and administrative expense associated with facilities retained by DIRECTV following the April 2005 acquisition.
(d)	Adjustment reflects the decrease in depreciation and amortization expense which resulted from the application of purchase accounting in connection with the HNS Acquisition.

(9)	Adjustment reflects elimination of severance expense charged to restructuring costs in 2004 relating to a staff reduction of 164 personnel announced in connection with the April 2005 acquisition and the realignment of the SPACEWAY program.
(10)	In the third quarter of 2004, DIRECTV determined that it would no longer continue to pursue the business plan of the SPACEWAY program as it was originally contemplated and that two of the SPACEWAY satellites and certain support equipment would be transferred to an affiliated company. These decisions triggered the need to perform an asset impairment analysis on the carrying amount of HNS’ SPACEWAY assets since the ultimate use of these assets differed from the original intended purpose. The impairment provision reflected the result of the impairment analysis and represented the excess of the previously capitalized costs over the fair values as determined by the analysis. The adjustment reflects the elimination of the impairment provision recognized in connection with the realignment of the SPACEWAY program.
(11)	As a result of the execution of the December 2004 contribution and membership interest purchase agreement, HNS performed an impairment analysis on the carrying value of its net assets. Based on the purchase price for the 50% of the Class A membership interests set forth in the agreement, HNS determined that the fair value of its net assets was $150.3 million less than the carrying amount at the date of the agreement. Accordingly, HNS recognized an impairment provision relating to the excess of the carrying amount of its net assets over their fair value. The adjustment reflects the elimination of such asset impairment provision.
(12)	Reflects the following adjustments to interest income (expense), net (in thousands):

Interest expense on the term indebtedness and revolving credit facility (a)	$(27,040)
Interest expense on the Promissory Notes (b)	(8,000)
Amortization of debt issuance costs (c)	(1,454)
Interest expense on debt repaid by DIRECTV (d)	623

$(35,871)

(a)	In connection with the April 2005 acquisition, HNS obtained a first lien credit facility of $275.0 million, a second lien credit facility of $50.0 million and a revolving credit facility of $50.0 million. The adjustment reflects the net change in interest expense had HNS obtained the credit facilities on January 1, 2004. The pro forma interest expense was calculated using an interest rate of 7.625% on the first lien credit facility, 11.875% on the second lien credit facility and a 0.50% commitment fee on the revolving credit facility, reflecting the rates in effect as of September 30, 2005.
(b)	Adjustment reflects interest expense accrued at 8.0% per annum on the $100.0 million Promissory Note issued to certain of the Apollo Stockholders.
(c)	Adjustment reflects amortization of capitalized debt issuance costs of $10.5 million over the term of the credit facilities obtained in April 2005.
(d)	Adjustment reflects elimination of interest expense relating to debt repaid by DIRECTV in connection with the April 2005 acquisition.

(13)	Adjustment reflects elimination of interest expense related to the Promissory Note issued to certain of the Apollo Stockholders. The Promissory Note will be repaid with proceeds from the rights offering.
(14)	In order to repay the Promissory Note to certain of the Apollo Stockholders, we intend to consummate a rights offering as soon as practicable following the distribution. Such Apollo Stockholders have agreed to exercise their rights (including their over-subscription privileges) so they purchase all of the shares not subscribed by other stockholders in the rights offering, up to the maximum amount of the Promissory Note, which is $100.0 million. The specific terms of the rights offering, including the offering price and the number of shares to be offered, have not yet been determined. As such, the pro forma information with respect to the number of shares sold in the rights offering will be filed by amendment.
(15)	For Federal income tax purposes, SkyTerra has unused net operating loss carryforwards, approximately $135.3 million of which are attributable to the businesses being transferred to us in the distribution. Subject to the utilization of a portion of these net operating loss carryforwards to offset any gain resulting from the distribution, we expect to have these net operating losses available to us following the distribution. Accordingly, no provision for income taxes has been recorded in the pro forma condensed consolidated statement of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS OF HUGHES COMMUNICATIONS (ACCOUNTING SUCCESSOR TO SKYTERRA)

	Nine Months Ended September 30, 2005
	SkyTerra Historical	Distribution Adjustments		Subtotal	HNS Historical	Acquisition Adjustments		Subtotal	Rights Offering Adjustments		Hughes Communications Pro Forma
	(in thousands, except share data)
Revenues
Services	$661	$—		$661	$311,933	$—		$312,594	$—		$312,594
Hardware sales	—	—		—	266,845	—		266,845	—		266,845

Total revenues	661	—		661	578,778	—		579,439	—		579,439

Operating costs and expenses:
Cost of services	445	—		445	221,587	(380	)(4)	222,188	—		222,188
						1,036	(5)
						(500	)(6)
Cost of hardware products sold	—	—		—	206,002	(537	)(4)	189,102	—		189,102
						(16,523	)(5)
						160	(7)
Research and development	—	—		—	31,745	(841	)(4)	34,971	—		34,971
						4,067	(5)
Sales and marketing	—	—		—	58,021	(108	)(4)	57,991	—		57,991
						78	(5)
General and administrative	6,744	(188	)(1)	6,556	43,665	(6,405	)(8)	43,816	—		43,816
Asset impairment provision	421	—		421	—	—		421	—		421

Total operating costs and expenses	7,610	(188)		7,422	561,020	(19,953)		548,489	—		548,489

Operating (loss) income	(6,949)	188		(6,761)	17,758	19,953		30,950	—		30,950
Interest income (expense), net	1,131	—		1,131	(15,787)	(14,702	)(9)	(29,358)	6,000	(12)	(23,358)
Equity in earnings of Hughes Network Systems, LLC	12,887	—		12,887	—	(12,887	)(10)	—	—		—
Equity in loss of Mobile Satellite Ventures LP	(7,519)	7,519	(1)	—	—	—		—	—		—
Loss on investment in affiliates	(1,211)	—		(1,211)	—	—		(1,211)	—		(1,211)
Other income (expense), net	941	—		941	2,550	(440	)(11)	3,051	—		3,051
Minority interest	1,531	(1,531	)(1)	—	—	—		—	—		—

Income (Loss) from continuing operations before income taxes	811	6,176		6,987	4,521	(8,076)		3,432	6,000		9,432
Income tax expense (14)	—	—		—	—	—		—	—		—

Income (Loss) from continuing operations	811	6,176		6,987	4,521	(8,076)		3,432	6,000		9,432
Cumulative dividends and accretion of convertible preferred stock to liquidation value	(7,477)	7,477	(2)	—	—	—		—	—		—

(Loss) Income from continuing operations attributable to common stockholders	$(6,666)	$13,653		$6,987	$4,521	$(8,076)		$3,432	$6,000		$9,432

Basic (loss) earnings from continuing operations per common share	$(0.38)			$0.66				$0.33			$0.90

Basic weighted average common shares outstanding	17,581,661	(7,052,993	)(3)	10,528,668				10,528,668		(13)	10,528,668

Diluted (loss) earnings from continuing operations per common share	$(0.38)			$0.64				$0.31			$0.86

Diluted weighted average common shares outstanding	17,581,661	(6,614,808	)(3)	10,966,853				10,966,853		(13)	10,966,853

(1)	Adjustment reflects elimination of historical income and expenses of SkyTerra related to its interest in the MSV Joint Venture and TerreStar.
(2)	Adjustment reflects elimination of the $7.5 million of dividends and accretion related to SkyTerra’s Series A redeemable convertible preferred stock. The Series A redeemable convertible preferred stock will not be included in our capitalization following the distribution.
(3)	Adjustment reflects the elimination of the historical capital stock of SkyTerra and the issuance of one-half of one share of our common stock for every share of SkyTerra common stock (or, in the case of SkyTerra’s preferred stock and Series 1-A and 2-A warrants, in accordance with their terms, one-half of one share of our common stock for each share of SkyTerra common stock issuable upon conversion or exercise of such preferred stock and warrants held).
(4)	Adjustment reflects elimination of rent and certain other direct costs associated with facilities retained by DIRECTV following the April 2005 acquisition by SkyTerra of 50% of the Class A membership interests of HNS. Together with the facility cost adjustment in general and administrative expense (see footnote (8) below), the total facility adjustment amounts to $2.4 million.
(5)	Adjustment reflects the decrease in depreciation and amortization expense which resulted from the application of purchase accounting in connection with the HNS Acquisition. Together with the depreciation and amortization adjustment in general and administrative expense (see footnote (8) below), the total depreciation and amortization adjustment amounts to $11.1 million.
(6)	Adjustment reflects amortization of $0.5 million of the liability for unfavorable satellite capacity leases held by HNS which was recorded in connection with the application of purchase accounting as a result of the HNS Acquisition.
(7)	Prior to the April 2005 acquisition, DIRECTV issued letters of credit to support certain contractual obligations of HNS. Following the April 2005 acquisition, HNS replaced certain of these letters of credit with new letters of credit issued under its revolving credit facility. The adjustment reflects the incremental fees related to letters of credit issued under HNS’ revolving credit facility. As these letters of credit primarily support certain property and equipment used in the production of HNS’ hardware, the fees associated with the letters of credit have been classified as cost of hardware products sold.
(8)	Reflects the following adjustments to general and administrative expense (in thousands):

Benefit programs (a)	$(3,082)
Restructuring charge (b)	(1,625)
Terminated debt offering costs (c)	(770)
Facilities costs (d)	(497)
SkyTerra management fee (e)	(440)
Insurance programs (f)	(248)
Depreciation and amortization expense (g)	257

$(6,405)

(a)	Adjustment reflects elimination of the costs of certain employee benefit programs that were not continued by HNS following the April 2005 acquisition. These programs include a defined benefit retirement plan, a restricted stock unit plan and a long-term incentive plan.
(b)	Adjustment reflects elimination of severance expense included in general and administrative expense relating to a staff reduction of 16 personnel announced in connection with the April 2005 acquisition.
(c)	Adjustment reflects elimination of legal and other advisory fees incurred by HNS in connection with a contemplated offering of senior debt securities to fund, in part, the purchase of its assets from DTV Networks. Following the termination of the contemplated debt offering, HNS obtained the credit facilities described below in footnote (9).
(d)	Adjustment reflects the elimination of rent and certain other direct costs included in general and administrative expense associated with facilities retained by DIRECTV following the April 2005 acquisition.
(e)	Adjustment reflects elimination of the $0.4 million management fee paid by HNS to SkyTerra following the April 2005 acquisition.
(f)	Adjustment reflects the difference between the corporate allocation of insurance costs from DIRECTV prior to the April 2005 acquisition and the actual costs of insurance programs on a stand-alone basis.
(g)	Adjustment reflects the decrease in depreciation and amortization expense which resulted from the application of purchase accounting in connection with the HNS Acquisition.

(9)	Reflects the following adjustments to interest income (expense), net (in thousands):

Interest expense on the term indebtedness and revolving credit facility (a)	$(9,627)
Interest expense on the Promissory Notes (b)	(6,000)
Amortization of debt issuance costs (c)	(424)
Interest expense adjustment resulting from purchase accounting (d)	1,271
Interest expense on debt repaid by DIRECTV (e)	78

$(14,702)

(a)	In connection with the April 2005 acquisition, HNS obtained a first lien credit facility of $275.0 million, a second lien credit facility of $50.0 million and a revolving credit facility of $50.0 million. The adjustment reflects the net change in interest expense had HNS obtained the credit facilities on January 1, 2004. The pro forma interest expense was calculated using an interest rate of 7.625% on the first lien credit facility, 11.875% on the second lien credit facility and a 0.50% commitment fee on the revolving credit facility, reflecting the rates in effect as of September 30, 2005.
(b)	Adjustment reflects interest expense accrued at 8% per annum on the $100.0 million Promissory Note issued to certain of the Apollo Stockholders.
(c)	Adjustment reflects amortization of capitalized debt issuance costs of $10.5 million over the term of the credit facilities obtained in April 2005.
(d)	Adjustment reflects the decrease in interest expense which resulted from the application of purchase accounting in connection with the HNS Acquisition.
(e)	Adjustment reflects elimination of interest expense relating to debt repaid by DIRECTV in connection with the April 2005 acquisition.

(10)	Adjustment reflects the elimination of the $12.9 of equity in earnings of HNS relating to SkyTerra’s proportionate share of the net income of HNS, subject to certain adjustments (primarily the amortization of the excess of SkyTerra’s proportionate share of HNS’ net assets over SkyTerra’s carrying amount on the date of April 2005 acquisition). Prior to the HNS Acquisition, SkyTerra accounts for its interest in HNS under the equity method in accordance with Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” as HNS is a variable interest entity and SkyTerra is not the primary beneficiary. Following the closing of the HNS Acquisition, our consolidated financial statements will include the accounts of HNS.
(11)	Adjustment reflects elimination of the $0.4 million management fee paid by HNS to SkyTerra following the April 2005 acquisition.
(12)	Adjustment reflects elimination of interest expense related to the Promissory Note from certain of the Apollo Stockholders. The Promissory Note will be repaid with proceeds from the rights offering.
(13)	In order to repay the Promissory Note to certain of the Apollo Stockholders, we intend to consummate a rights offering as soon as practicable following the distribution. Such Apollo Stockholders have agreed to exercise their rights (including their over-subscription privileges) so they purchase all of the shares not subscribed by other stockholders in the rights offering, up to the maximum amount of the Promissory Note, which is $100.0 million. The specific terms of the rights offering, including the offering price and the number of shares to be offered, have not yet been determined. As such, the pro forma information with respect to the number of shares sold in the rights offering will be filed by amendment.
(14)	For Federal income tax purposes, SkyTerra has unused net operating loss carryforwards, approximately $135.3 million of which are attributable to the businesses being transferred to us in the distribution. Subject to the utilization of a portion of these net operating loss carryforwards to offset any gain resulting from the distribution, we expect to have these net operating losses available to us following the distribution. Accordingly, no provision for income taxes has been recorded in the pro forma condensed consolidated statement of operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET OF HUGHES COMMUNICATIONS

(ACCOUNTING SUCCESSOR TO SKYTERRA)

	September 30, 2005
	SkyTerra Historical	Distribution Adjustments		Subtotal	HNS Historical	Acquisition Adjustments		Subtotal	Rights Offering Adjustments		Hughes Communications Pro Forma
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$23,231	$(10,000	)(1)	$13,187	$121,334	$(10,000	)(3)	$124,021	$99,500	(9)	$123,521
		(44	)(1)			100,000	(4)		(100,000	)(10)
						(100,500	)(5)
Short-term investments	10,498	—		10,498	13,518	—		24,016	—		24,016

Total cash, cash equivalents and short-term investments	33,729	(10,044)		23,685	134,852	(10,500)		148,037	(500)		147,537
Accounts receivable, net	69	—		69	180,205	—		180,274	—		180,274
Inventories	—	—		—	88,266	—		88,266			88,266
Prepaid expenses and other current assets	1,509	—		1,509	43,333	—		44,842	—		44,842

Total current assets	35,307	(10,044)		25,263	446,656	(10,500)		461,419	(500)		460,919
Investment in Hughes Network Systems, LLC	68,047	—		68,047	—	(68,047	)(6)	—	—		—
Investment in Mobile Satellite Ventures LP	44,411	(44,411	)(1)	—	—	—		—	—		—
Investments in affiliates	1,631	—		1,631	—	—		1,631	—		1,631
Restricted cash	3,060	—		3,060	—	—		3,060	—		3,060
Property and equipment, net	69	—		69	233,023	(11,966	)(7)	221,126	—		221,126
Capitalized software costs, net	—	—		—	10,345	13,059	(7)	23,404	—		23,404
Intangible assets	—	—		—	—	28,993	(7)	28,993	—		28,993
Other assets	120	—		120	31,609	—		31,729	—		31,729

Total assets	$152,645	$(54,455)		$98,190	$721,633	$(48,461)		$771,362	$(500)		$770,862

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,714	$(31	)(1)	$2,683	$55,701	$—		$58,384	$—		$58,384
Accrued liabilities	1,595	—		1,595	103,997	2,500	(7)	108,092	—		108,092
Short-term borrowings	228	—		228	32,159	2,244	(7)	34,631	—		34,631
Due to affiliates	—	—		—	10,164	(10,000	)(3)	100,164	(100,000	)(10)	164
						100,000	(4)

Total current liabilities	4,537	(31)		4,506	202,021	94,744		301,271	(100,000)		201,271
Long-term debt	—	—		—	351,018	4,649	(7)	355,667	—		355,667
Due to affiliates—long term	—	—		—	8,967	—		8,967	—		8,967
Other long-term liabilities	—	—		—	5,721	—		5,721	—		5,721

Total liabilities	4,537	(31)		4,506	567,727	99,393		671,626	(100,000)		571,626

Minority interest	8,808	(8,808	)(1)	—	6,052	—		6,052	—		6,052

Series A preferred stock	92,002	(92,002	)(2)	—	—	—		—	—		—

Stockholders' equity:
Common stock	87	(76	)(2)	11	—	—		11	—		11
Non-voting common stock	90	(90	)(2)	—	—	—		—	—		—
Membership interests	—	—		—	154,818	(154,818	)(8)	—	—		—
Additional paid in capital	475,736	(45,616	)(1)	522,288	—	—		522,288	99,500	(9)	621,788
		92,168	(2)
Accumulated other comprehensive income	349	—		349	(6,964)	6,964	(8)	349	—		349
Accumulated deficit	(428,964)	—		(428,964)	—	—		(428,964)	—		(428,964)

Total stockholders' equity	47,298	46,386		93,684	147,854	(147,854)		93,684	99,500		193,184

Total liabilities and stockholders’ equity	$152,645	$(54,455)		$98,190	$721,633	$(48,461)		$771,362	$(500)		$770,862

(1)	Adjustment reflects the elimination of the net assets which will remain with SkyTerra. On the date of distribution, SkyTerra will retain $10.0 million of cash. Upon a change in control of SkyTerra, including the consummation of the planned merger with Motient, SkyTerra’s remaining cash balance on the date of such change in control will be transferred to us.
(2)	Adjustment reflects the elimination of the historical capital stock of SkyTerra and the issuance of our common stock to the holders of SkyTerra capital stock, preferred stock and Series 1-A and 2-A warrants. Adjustment also reflects the change in par value of common stock from $0.01 per share to $0.001 per share for us.
(3)	Adjustment reflects an anticipated $10.0 million payment by HNS to DTV Networks to resolve working capital and other purchase price adjustments in connection with the April 2005 acquisition.
(4)	Adjustment reflects issuance of the $100.0 million Promissory Note to certain of the Apollo Stockholders.
(5)	Adjustment reflects the $100.0 million purchase price in connection with the HNS Acquisition and an estimated $0.5 million of legal and other advisory fees incurred related to the HNS Acquisition.
(6)	Adjustment reflects the elimination of the $68.0 million historical investment in HNS which is comprised of (i) the $50.0 million of cash and 300,000 shares of SkyTerra common stock which were paid to DTV Networks in connection with the April 2005 acquisition of 50% of the Class A membership interests of HNS and (ii) $12.9 of equity in earnings of HNS relating to SkyTerra’s proportionate share of the net income of HNS, subject to certain adjustments (primarily the amortization of the excess of SkyTerra’s proportionate share of HNS’ net assets over SkyTerra’s carrying amount on the date of April 2005 acquisition). Prior to the HNS Acquisition, SkyTerra accounts for its interest in HNS under the equity method in accordance with Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” as HNS is a variable interest entity and SkyTerra is not the primary beneficiary. Following the closing of the HNS Acquisition, our consolidated financial statements will include the accounts of HNS.
(7)	We will account for the HNS Acquisition under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations.” The pro forma financial statements reflect the “push-down” of the $168.6 million aggregate basis in our Class A membership interests of HNS which consists of (i) the $155.2 million aggregate purchase price paid for our Class A membership interests, (ii) the $12.9 million of equity in earnings of HNS following the April 2005 acquisition and (iii) the $0.5 million of estimated legal and other advisory fees incurred related to the HNS Acquisition. Accordingly, the identifiable assets and liabilities of HNS have been adjusted to their relative estimated fair value, net of the allocation of negative goodwill to certain long-lived assets, arising from a preliminary allocation of the $168.6 million basis. The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of our tangible and identifiable intangible assets acquired and liabilities assumed. The following table presents the preliminary allocation:

	Estimated Fair Value	Allocation of Negative Goodwill	HNS Pro Forma	HNS Historical	Adjustment
	(in thousands)
Assets:
Property and equipment, net	$523,768	$(302,711)	$221,057	$233,023	$(11,966)
Capitalized software costs, net	50,000	(26,596)	23,404	10,345	13,059
Intangible assets	68,000	(39,007)	28,993	—	28,993

Liabilities:
Accrued liabilities (a)	106,497	—	106,497	103,997	2,500
Short-term borrowings (b)	34,403	—	34,403	32,159	2,244
Long-term debt (b)	355,667	—	355,667	351,018	4,649

(a)	Adjustment reflects a liability related to unfavorable satellite capacity leases held by HNS. This liability will be amortized to cost of services through the expiration of the leases on December 31, 2006.
(b)	Adjustment reflects an excess of the fair value of certain of HNS’ VSAT hardware financing arrangements over the carrying value of such arrangements. The incremental carrying amount of short-term borrowings and long-term debt will be reduced over the remaining life of the financing arrangements by a portion of each payment to the lender.

(8)	Adjustment reflects the elimination of the historical owners’ equity of HNS as a result of the HNS Acquisition.
(9)	Adjustment reflects the minimum gross proceeds of $100.0 million to be received in the rights offering, less $0.5 million of estimated legal and other advisory fees and expenses to be incurred related to the rights offering. As certain of the Apollo Stockholders have agreed to exercise their rights (including their over-subscription privileges) so they purchase all of the shares not subscribed by other stockholders in the rights offering, up to the maximum amount of the Promissory Note, which is $100.0 million, we are assured of receiving minimum gross proceeds of $100.0 million in the rights offering. However, as the specific terms of the rights offering, including the offering price and the number of shares to be offered, have not yet been determined. As such, the pro forma information with respect to the number of shares sold in the rights offering will be filed by amendment.
(10)	Adjustment reflects the repayment of the Promissory Note to certain of the Apollo Stockholders with proceeds from the rights offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SKYTERRA

(ACCOUNTING PREDECESSOR TO HUGHES COMMUNICATIONS)

The following discussion and analysis of financial condition and results of operations are based upon financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America and should each be read together with SkyTerra’s consolidated financial statements and the notes to those financial statements included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our (as accounting successor to SkyTerra) actual results could differ materially from those anticipated due to various factors discussed under “Special Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this document. Furthermore, following the closing of the HNS Acquisition, we will include the financial position and operating results of HNS in our consolidated financial statements. See “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of Hughes Network Systems.”

Overview

SkyTerra operated its business through a group of complementary companies in the telecommunications industry, including HNS, the MSV Joint Venture, ESP and AfriHUB. In April 2005, SkyTerra completed the acquisition of 50% of the Class A membership interests of HNS, a leading provider of broadband satellite networks and services to the enterprise market and satellite Internet access to the North American consumer market. In November 2005, SkyTerra, through us, entered into an agreement to acquire the remaining 50% of the Class A membership interests of HNS.

In November 2004, the FCC granted the MSV Joint Venture’s application to operate an ancillary terrestrial component (“ATC”) in the L-Band, subject to certain conditions. This authorization was the first license for ATC operation granted by the FCC, allowing the MSV Joint Venture to offer an ATC with its commercial service. In February 2005, the FCC issued an order (the “February 2005 Order”) which set forth new rules for the deployment and operation of an ATC and provided the MSV Joint Venture with substantial additional flexibility in its system implementation. Furthermore, the February 2005 Order allows the MSV Joint Venture to significantly lower the cost of deploying an ATC and increases the capacity of the MSS/ATC hybrid system. This additional flexibility provided by the FCC’s decision is expected to allow the MSV Joint Venture to offer users affordable and reliable voice and high-speed data communications service from virtually anywhere on the North American continent.

As a result of the FCC’s authorizations, the value of SkyTerra’s stake in the MSV Joint Venture has significantly increased; however, even with ATC authority, the ability of the MSV Joint Venture to succeed is subject to significant risks and uncertainties, including the ability of the MSV Joint Venture to raise the capital necessary for the implementation of the next generation satellite system including ATC or to identify and reach an agreement with one or more strategic partners. Additional risks include the ability of the MSV Joint Venture to attract and retain customers, the increased potential competition from other satellite and wireless service providers, as well as the uncertainty with respect to the outcome of the court challenges to the FCC’s ATC orders.

During 2004, SkyTerra’s consolidated revenues were primarily derived from fees generated from services performed by ESP. During the fourth quarter of 2004, ESP experienced a significant decline in demand for its services, including from its existing customers. As a result, in January 2005, ESP reduced its workforce from 21 employees to four employees to compensate for the reduced cash inflows. ESP subsequently reduced its headcount to two employees and is still performing services for a limited number of clients. However, ESP is no longer seeking new client engagements and is instead focusing on maximizing the licensing revenue from its intellectual property portfolio.

In April 2004, SkyTerra acquired a controlling interest in AfriHUB. AfriHUB’s plan was to provide instructor led and distance based technical training and satellite based broadband Internet access and domestic and international calling services through exclusive partnerships with certain Nigerian based universities. While establishing centers which provide these services on two university campuses during the fourth quarter of 2004, AfriHUB experienced significant unanticipated delays and costs in opening these facilities, as well as greater price sensitivity within the university communities. As a result, AfriHUB recorded an impairment charge of approximately $0.8 million in December 2004 and suspended its planned roll out of service to additional campuses. While AfriHUB is actively pursuing other opportunities to provide technical training in the Nigerian market, including establishing a facility on a single additional campus, SkyTerra has decided to cease providing funding to AfriHUB. Given the uncertainty with respect to AfriHUB’s future prospects, SkyTerra recorded an impairment charge of approximately $0.4 million during the three months ended June 30, 2005 relating to the remaining value of AfriHUB’s long-lived assets. In August 2005, AfriHUB’s Nigerian subsidiary received approximately $0.2 million of short-term financing from a Nigerian bank to fund the investment necessary to establish the facility on the additional campus. In September 2005, the Nigerian subsidiary also received a $0.3 million grant from a charitable foundation to further AfriHUB’s efforts in providing technical training in Nigeria. The grant is payable in two equal annual installments with the first such payment being received in September 2005.

Since October 2004, Navigauge has been attempting to raise capital to expand its data measurement capabilities beyond the Atlanta market. Other than an aggregate of $1.1 million of short-term promissory notes purchased by SkyTerra from October 2004 through June 2005 and an aggregate of $1.1 million of short-term promissory notes purchased by other existing investors during the same time period, Navigauge has been unsuccessful in raising such capital. Accordingly, in light of its prospects, Navigauge’s board of directors is evaluating whether to cease the operations of the company. Accordingly, during the six months ended June 30, 2005, SkyTerra recognized a loss of $1.3 million relating to the impairment of the aggregate remaining carrying amount of our equity interest in Navigauge and the short-term promissory notes. This loss is included in loss on investments in affiliates on the condensed consolidated statements of operations. In July 2005, Navigauge entered into a non-binding letter of intent to sell substantially all of its assets. The sale of the assets was subject to, among other things, completion of the buyer’s due diligence and negotiation and execution of definitive documentation satisfactory to the parties. In September 2005, the negotiations pursuant to the letter of intent were terminated. Navigauge is pursuing other options with respect to selling its assets.

To execute its business plan, Miraxis needed to raise significant amounts of capital in order to launch several satellites. Other than an aggregate of $0.1 million of promissory notes purchased by us from January 2004 through July 2005, Miraxis has been unsuccessful in raising capital. Accordingly, the holders of the membership interests of Miraxis are in the process of dissolving the company. The dissolution of Miraxis would not have a material impact on our financial position or results of operations.

Distribution

The distribution is the method by which SkyTerra will be separated into two publicly owned companies: us, consisting of, among other things, the assets, liabilities and operations associated with the HNS, ESP and AfriHUB businesses and certain minority investments in entities including Edmunds Holdings, Inc., Data Synapse, Inc. and Hughes Systique Corporation, along with all of SkyTerra’s cash as of the distribution date, excluding $10.0 million, and certain other liabilities expressly allocated to us; and SkyTerra, which consists of the assets and liabilities associated with SkyTerra’s interest in the MSV Joint Venture and its stake in TerreStar, along with $10.0 million in cash. Upon a change of control of SkyTerra, including the consummation of the proposed merger with Motient, its remaining cash will be transferred to us.

To effect the distribution, SkyTerra will distribute to each of its stockholders one-half of one share of the our common stock for each share of SkyTerra common stock (or, in the case of SkyTerra’s preferred stock and Series 1-A and 2-A warrants, in accordance with their terms, one-half of one share of our common stock for each share of SkyTerra common stock issuable upon conversion or exercise of such preferred stock and warrants). Following the distribution, SkyTerra expects to engage in a change of control transaction that may include the consummation of the proposed merger with Motient.

We and SkyTerra have entered into a separation agreement. The separation agreement effected, on January 1, 2006, the transfer, by way of contribution, from SkyTerra to us of the assets related to our business, and the assumption by us of certain liabilities. The separation agreement and certain related agreements govern, among other things, certain of the ongoing relations between us and SkyTerra following the distribution.

In general, pursuant to the terms of the separation agreement, all assets and liabilities of SkyTerra, other than those specifically relating to the MSV Joint Venture and TerreStar and $10.0 million in cash, became our assets and liabilities. Upon a change of control of SkyTerra, including the consummation of the proposed merger with Motient, its remaining cash will be transferred to us. The separation agreement also provides for assumptions of liabilities and cross-indemnities designed to allocate generally, effective as of the date of the distribution, financial responsibility for all liabilities arising out of or in connection with our businesses to us and all liabilities arising out of or in connection with SkyTerra’s interest in the MSV Joint Venture and TerreStar to SkyTerra. In addition, we will indemnify SkyTerra for liabilities relating to certain litigation in which SkyTerra or its subsidiaries are involved. After the distribution, certain of our executives and employees will also be employed by SkyTerra until the earlier of (i) their resignation, (ii) their termination by SkyTerra or (iii) a change of control of SkyTerra, including the consummation of the proposed merger with Motient. See “Certain Relationships and Related Party Transactions.”

Notwithstanding the legal form of the distribution, we will be considered the divesting entity and treated as the “accounting successor” to SkyTerra for financial reporting purposes in accordance with EITF Issue No. 02-11, “Accounting for Reverse Spin-offs,” due to, among other things, (i) the businesses transferred to us generated all of SkyTerra’s consolidated revenues for the year ended December 31, 2004 and for the nine months ended September 30, 2005 and constitute a majority of SkyTerra’s assets as of September 30, 2005 and (ii) the businesses transferred to us include SkyTerra’s discontinued operating subsidiaries and all of the assets and liabilities relating to such subsidiaries. The distribution of SkyTerra will be accounted for pursuant to APB Opinion No. 29, “Accounting for Non-monetary Transactions.” Accordingly, the distribution will be accounted for based upon the recorded amounts of the net assets to be divested. We will charge directly to equity as a dividend the historical cost carrying amount of the net assets of which SkyTerra retains ownership and control after reduction, if appropriate, for any indicated impairment of value. We currently believe there is no indicated impairment of value of the net assets of which SkyTerra retains ownership and control. Furthermore, when the distribution transaction occurs, we will report the historical results of operations (subject to certain adjustments) of the assets remaining at SkyTerra in discontinued operations in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, such presentation is not allowed until the date of the distribution.

HNS Transactions

On April 22, 2005, SkyTerra completed the acquisition of 50% of the Class A membership interests of HNS from DTV Networks, a wholly owned subsidiary of DIRECTV, for $50.0 million in cash and 300,000 shares of SkyTerra’s common stock. The acquisition occurred pursuant to an agreement among SkyTerra, DIRECTV, DTV Networks and HNS, dated December 3, 2004, as amended. Immediately prior to the acquisition, DTV Networks contributed substantially all of the assets and certain liabilities of its very small aperture terminal, mobile satellite and carrier businesses, as well as the certain portions of its SPACEWAY Ka-band satellite communications platform that is under development, to HNS, which at the time was a wholly-owned subsidiary of DTV Networks. In consideration for the contribution of assets by DTV Networks, HNS paid DTV Networks $190.7 million of cash. This payment represents the $201.0 million stated in the agreement less an estimated purchase price adjustment of $10.3 million, which was subject to further adjustment depending principally upon the closing value of HNS’ working capital (as defined in the agreement). On July 21, 2005, DTV Networks submitted its proposed final working capital statement asserting that it was entitled to a $12.0 million payment from HNS. On October 21, 2005, HNS notified DTV Networks of its objection to the proposed final working capital statement and asserted that an additional payment of $19.7 million was due from DTV Networks to HNS. On November 10, 2005, HNS and DTV Networks agreed that HNS would pay DTV Networks $10.0 million to resolve the dispute if we close on the acquisition of the remaining 50% of the Class A membership interest of HNS that SkyTerra does not currently own (as described further below). If the acquisition of the remaining 50% of the Class A membership interests does not close and the parties are unable to otherwise resolve the dispute, it will be referred to an independent accounting firm for binding resolution.

Concurrent with the acquisition, HNS incurred $325.0 million of term indebtedness and obtained a $50.0 million revolving credit facility. SkyTerra and DTV Networks each pledged their respective membership interests of HNS to secure the obligations of HNS under the terms indebtedness. The indebtedness is otherwise non-recourse to SkyTerra or DTV Networks. Following the acquisition, SkyTerra served as the managing member of HNS. Following the transfer of assets to us and assumption of certain liabilities by us under the separation agreement between us and SkyTerra, our Class A membership interests in HNS were pledged to secure the obligations of HNS in respect of such indebtedness, and we became the managing member of HNS.

On November 10, 2005, we entered into an agreement with DTV Networks to acquire the remaining 50% of the Class A membership interests of HNS for $100.0 million in cash. The obligations of the parties to effect the HNS Acquisition are subject to the satisfaction or waiver of certain customary conditions set forth in such agreement which includes receipt of certain governmental and regulatory approvals. We expect that, subject to the satisfaction or waiver of such conditions, consummation of the HNS Acquisition will occur early in the first quarter of 2006.

On November 10, 2005, certain of the Apollo Stockholders executed the Commitment Letter pursuant to which they agreed to loan $100.0 million to us in order to fund the closing of the HNS Acquisition. The loan will be evidenced by the Promissory Note, in the principal amount of $100.0 million, which would be due one year from the date of issuance. The Promissory Note would be secured by a second lien on all of the equity interests of HNS that we hold. Pursuant to the Commitment Letter, the Promissory Note would bear interest at a rate of 8% per annum. Accrued and unpaid interest would be added to the principal amount of the Promissory Note on a quarterly basis. Pursuant to the Commitment Letter, we are required to use best efforts to consummate the rights offering so as to generate sufficient proceeds to repay the Promissory Note. In addition, the Apollo Stockholders have agreed to exercise their rights (including their over-subscription privileges) so that they purchase all of the shares not subscribed for by other stockholders in the rights offering, up to the maximum amount of the loan, which is $100.0 million. The obligation of such Apollo Stockholders to pay the subscription price will be satisfied by setting off such amount payable to us against our obligations under the Promissory Note. The principal and interest under the Promissory Note that is not so set off upon closing of the rights offering would be repaid in cash immediately upon consummation of the rights offering. See “The Rights Offering.”

Critical Accounting Policies

SkyTerra’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. These accounting principles require certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expense during the periods presented. Although these estimates are based on SkyTerra’s knowledge of current events and actions which may be undertaken in the future, actual results may differ from estimates. The following discussion addresses SkyTerra’s most critical accounting policies, which are those that are most important to the portrayal of its financial condition and results from operations, and that require judgment. Also, see the notes accompanying the consolidated financial statements, which contain additional information regarding SkyTerra’s accounting policies.

Basis of Presentation

SkyTerra consolidates the operating results and financial position of subsidiaries in which it owns a controlling financial interest, which is usually indicated by ownership of a majority voting interest of over 50% of the outstanding voting shares. Because SkyTerra owns approximately 80% of the voting interests in the MSV Investors Subsidiary, 92% of the voting interests of ESP and 70% of the voting interests of AfriHUB, these entities have been included in the consolidated financial statements.

SkyTerra accounts for minority owned subsidiaries in which it owns greater than 20% of the outstanding voting shares but less than 50% and possesses significant influence over their operations under the equity method, whereby SkyTerra records its proportionate share of the subsidiary’s operating results. Because SkyTerra owns approximately 39% of the voting interests of Navigauge, its proportionate share of Navigauge’s operating results has been included in equity in loss and loss on investments in affiliates on the consolidated statements of operations. Following the conversion of the notes receivable from the MSV Joint Venture into approximately 23% of the voting interests of the MSV Joint Venture, SkyTerra recognized its proportionate share of the MSV Joint Venture’s operating results, subject to certain adjustments, in equity in loss of Mobile Satellite Ventures LP on the consolidated statement of operations. Prior to the conversion of the notes receivable, SkyTerra did not record its proportionate share of the MSV Joint Venture’s operating results.

As discussed below in Recently Issued Accounting Standards, SkyTerra adopted Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46R, on January 1, 2004. FIN 46R requires companies to consolidate variable interest entities (as defined below) for which they are the primary beneficiary, irrespective of the voting interest held. As HNS is a variable interest entity and SkyTerra is not the primary beneficiary, SkyTerra accounts for its interest in HNS under the equity method. Following the closing of the HNS Acquisition, our consolidated financial statements will include the financial position and operating results of HNS. See “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of Hughes Network Systems.”

SkyTerra determined that it met the definition of the primary beneficiary with respect to Miraxis and, therefore, has included the accounts of Miraxis in the consolidated financial statements as of and for the year ended December 31, 2004 and as of and for the nine months ended September 30, 2005. Prior to the adoption of FIN 46R, SkyTerra recognized its proportionate share of Miraxis’ operating results in loss on investment in affiliates on the consolidated statements of operations.

Notes Receivable

SkyTerra values its notes receivable based on the face amount, net of a valuation reserve for unrealized amounts. SkyTerra reviews the net balance of its notes for changes to the reserve, either increases or decreases, whenever events or circumstances indicate that the carrying amount differs from its expected recovery.

As of December 31, 2003, as a result of the uncertainty with respect to the ultimate collection on the note receivable from Motient, SkyTerra maintained a reserve for the entire amount of the note and unpaid interest accrued thereon. During 2004, Motient paid SkyTerra approximately $23.1 million representing all outstanding principal and accrued interest due on the note. Accordingly, the reserve was adjusted resulting in the recognition of $23.1 million of income which is reflected in the consolidated statements of operations as $19.0 million in other income (expense), net and $4.1 million in interest income, net.

Revenue Recognition

Revenues are derived primarily from fees generated from (i) contracts for product development, consulting and engineering services performed by ESP, including reimbursable travel and other out-of pocket expenses, (ii) licensing the right to use certain intellectual property owned by ESP and (iii) the sale of prepaid cards for Internet access and calling services by AfriHUB. Revenues from services performed by ESP are recognized using the percentage-of-completion method for fixed price contracts and as time is incurred for time and materials contracts, provided the collection of the resulting receivable is reasonably assured. Revenues from licensing the right to use intellectual property are recognized as the licensee manufactures products incorporating or using the licensed intellectual property. Licensees typically pay a nonrefundable license issuance fee which is recognized as revenue upon receipt. Revenues from the sale of prepaid cards for Internet access and calling services are recognized as the customer utilizes the card or when the card expires.

Results of Operations

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Revenues. Revenues for the nine months ended September 30, 2005 decreased to $0.7 million from $1.8 million for the nine months ended September 30, 2004, a decrease of $1.1 million. This decrease was due to a significant decline in demand for ESP’s services in the fourth quarter of 2004, partially offset by revenues from license fees generated by ESP’s intellectual property portfolio and services provided by AfriHUB at centers opened on two university campuses in Nigeria during the fourth quarter of 2004. As ESP is no longer seeking new client engagements and continues to focus on exploiting its intellectual property portfolio and AfriHUB has suspended its planned roll out of service to several additional campuses, we expect revenues in the foreseeable future from ESP and AfriHUB to remain relatively unchanged.

Cost of Revenues. Cost of revenues includes the salaries and related employee benefits for ESP employees that provide billable product development, consulting and engineering services, as well as the cost of reimbursable expenses. Cost of revenues also includes the costs incurred by AfriHUB to provide Internet access and calling services. Cost of revenues for the nine months ended September 30, 2005 decreased to $0.4 million from $1.7 million for the nine months ended September 30, 2004, a decrease of $1.3 million. This decrease was due to the reduction in ESP’s workforce in January 2005, partially offset by costs incurred by AfriHUB following the opening of two centers at two university campuses in Nigeria during the fourth quarter of 2004. As these costs relate to our ESP and AfriHUB, we expect cost of revenues to remain relatively unchanged in future period as ESP has substantially completed the reduction in its workforce and AfriHUB has suspended its planned roll out of service to several additional campuses.

Selling, General and Administrative Expense. Selling, general and administrative expense includes facilities costs, finance, legal and other corporate costs, as well as the salaries and related employee benefits for those employees that support such functions. Selling, general and administrative expense for the nine months ended September 30, 2005 increased to $6.6 million from $6.4 million for the nine months ended September 30, 2004, an increase of $0.2 million. This increase relates primarily to the $1.1 million increase in professional fees related primarily to the registration of the SkyTerra common stock sold in the December 2004 private placement, several transactions which were not consummated, the special dividend distribution and the consummation of the proposed merger with Motient and a $0.4 million increase in non-cash compensation expense related to an option to purchase SkyTerra common stock issued to a consultant in June 2004. Partially offsetting these increases were a $0.6 million decrease in non-cash compensation expense related to the 2002 and 2001 repricing of certain stock options and a decrease in expenses incurred by ESP and AfriHUB of $0.6 million and $0.1 million, respectively, in the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004. As these costs relate to our current operations, we expect our selling, general and administrative expense, excluding fluctuations arising from the non-cash items noted above, to decrease in future periods as ESP has significantly reduced the size of its operations and AfriHUB has suspended the planned roll out of its service to several additional university campuses.

Impairment Charge. As a result of SkyTerra’s decision to cease providing funding to AfriHUB, as of June 30, 2005, SkyTerra evaluated AfriHUB’s long-lived assets for recoverability and determined that the undiscounted cash flows over the remaining expected life of the two established centers was less than the carrying value of the assets relating to those centers. Accordingly, SkyTerra assessed the fair value of these assets by estimating the recoverability of the computers and equipment upon a sale and recognized a non-cash impairment loss relating to the computers and equipment as their carrying value exceeded the fair value by approximately $0.4 million.

Interest Income, Net. Interest income, net for the nine months ended September 30, 2005 is comprised primarily of the interest earned on SkyTerra’s cash, cash equivalents, and short-term investments. Interest income, net for the nine months ended September 30, 2004 is comprised primarily of the interest earned on SkyTerra’s cash, cash equivalents, and short-term investments and on the notes receivable from the MSV Joint Venture, Verestar and Motient. Interest income, net for the nine months ended September 30, 2005 decreased to $1.1 million from $9.5 million for the nine months ended September 30, 2004, a decrease of $8.4 million. This decrease relates primarily to the conversion of the notes receivable from the MSV Joint Venture in November 2004 and the collection of all amounts due under the notes receivable from Motient and Verestar in 2004.

Equity in Earnings of Hughes Network Systems, LLC. Following the acquisition of the initial 50% of the Class A membership interests of HNS Acquisition, SkyTerra accounts for its interest in HNS under the equity method in accordance with FIN 46R, as HNS is a variable interest entity as defined in FIN 46R and SkyTerra is not the primary beneficiary as defined in FIN 46R. Accordingly, SkyTerra records income relating to its proportionate share of HNS’ net income. For the period following the April 22, 2005 acquisition through September 30, 2005, SkyTerra recorded income of approximately $12.9 million. Following the HNS Acquisition, we will consolidate the accounts of HNS.

Equity in Loss of Mobile Satellite Ventures LP. In November 2004, the notes receivable from the MSV Joint Venture, held through SkyTerra’s 80% owned MSV Investors Subsidiary, converted into approximately 23% of the outstanding limited partnership interests in the MSV Joint Venture. Following the conversion, SkyTerra accounts for its interest in the MSV Joint Venture under the equity method and record expense relating to its proportionate share of the MSV Joint Venture’s net loss. For the nine months ended September 30, 2005, SkyTerra recorded expense of approximately $7.5 million.

Loss on Investments in Affiliates. For the nine months ended September 30, 2005, SkyTerra recorded a loss on investments in affiliates of approximately $1.2 million consisting of $1.3 million relating to the impairment of the short-term promissory notes purchased from Navigauge and $0.3 million relating to SkyTerra’s proportionate share of Navigauge’s net loss, partially offset by a $0.4 million gain relating to the sale of a portion of SkyTerra’s interest in a company in which it invested in 1999 as part of its former venture investment strategy. For the nine months ended September 30, 2004, SkyTerra recorded a loss on investments in affiliates of approximately $1.0 million relating to its proportionate share of Navigauge’s net loss. We will continue to monitor the carrying value of the remaining investments in affiliates.

Minority Interest. For the nine months ended September 30, 2005, SkyTerra recorded minority interest of approximately $1.5 million relating to the equity in loss of the MSV Joint Venture which is attributable to the group of unaffiliated third parties who own approximately 20% of SkyTerra’s MSV Investors Subsidiary. For the nine months ended September 30, 2004, SkyTerra recorded minority interest of approximately $0.6 million relating to the $0.8 million of equity in earnings, primarily the interest income earned on the convertible notes from the MSV Joint Venture, which is attributable to the group of unaffiliated third parties who own approximately 20% of the MSV Investors Subsidiary, partially offset by the $0.2 million of equity in loss attributable to the other shareholders in AfriHUB.

Gain from Discontinued Operations. At the end of the third quarter of 2001, a decision to discontinue the operations of Rare Medium, Inc. and its LiveMarket subsidiary was made in light of their performance and prospects. For the nine months ended September 30, 2005 and 2004, SkyTerra recognized a gain of $0.8 million and nil, respectively, as a result of the settlement of Rare Medium, Inc. liabilities at amounts less than their recorded amounts.

Net Income (Loss) Attributable to Common Stockholders. For the nine months ended September 30, 2005, SkyTerra recorded net loss attributable to common stockholders of approximately $5.8 million. For the nine months ended September 30, 2004, SkyTerra recorded net income attributable to common stockholders of approximately $14.9 million. Included in net income (loss) attributable to common stockholders for the nine months ended September 30, 2005 and 2004 was $7.5 million and $7.4 million, respectively, of dividends and accretion related to SkyTerra’s Series A redeemable convertible preferred stock. Dividends were accrued related to amounts payable quarterly on the Series A redeemable convertible preferred stock and to the accretion of the carrying amount of the Series A redeemable convertible preferred stock up to its $100 per share face redemption amount over 13 years.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues. Revenues for the year ended December 31, 2004 increased to $2.1 million from $0.7 million for the year ended December 31, 2003, an increase of $1.4 million. This increase was due to the acquisition of ESP on August 25, 2003, and accordingly, our inclusion of ESP’s operating results from that date. Revenues for the year ended December 31, 2004 were primarily derived from fees generated from contracts for product development, consulting and engineering services performed by ESP. As a result of the reduction in ESP’s workforce in January 2005, ESP’s future revenues will be derived principally from licensing the right to use certain of its intellectual property assets.

Cost of Revenues. Cost of revenues includes primarily the salaries and related employee benefits for ESP employees that provide billable product development, consulting and engineering services, as well as the cost of reimbursable expenses. Cost of revenues for the year ended December 31, 2004 increased to $2.1 million from $0.9 million for the year ended December 31, 2003, an increase of $1.2 million. This increase was due to the acquisition of ESP on August 25, 2003, and accordingly, our inclusion of ESP’s operating results from that date. As a result of the reduction in ESP’s workforce in January 2005, ESP’s cost of revenues will decrease in future periods.

Selling, General and Administrative Expense. Selling, general and administrative expense includes facilities costs, finance, legal and other corporate costs, as well as the salaries and related employee benefits for those employees that support such functions. Selling, general and administrative expense for the year ended December 31, 2004 increased to $11.0 million from $6.7 million for the year ended December 31, 2003, an increase of $4.3 million. This increase relates primarily to the recognition of non-cash expense in the year ended December 31, 2004 for the following items:

•	approximately $2.8 million related to the repricing of certain options in 2002 and 2001;

•	approximately $0.3 million related to an option to purchase SkyTerra common stock issued to an unaffiliated consultant;

•	approximately $0.3 million related to the issuance of an option to purchase a less than one percent ownership interest in the MSV Investors Subsidiary to an unaffiliated consultant; and

•	approximately $0.2 million related to warrants contingently issuable to certain employees of AfriHUB if certain operating and financial milestones are achieved.

For the year ended December 31, 2003, SkyTerra recognized $0.1 million of non-cash expense relating to the option repricing.

Other factors contributing to the increase include the approximately $0.4 million related to incremental costs resulting from the inclusion of a full year of ESP’s operating results for the year ended December 31, 2004 as compared to only for the period following the August 25, 2003 acquisition in 2003, and approximately $1.5 million related to expenses incurred by AfriHUB following the April 19, 2004 acquisition (excluding the non-cash expense related to the contingent issuable warrants described above). Partially offsetting these increases are the $0.5 million of professional fees related to the August 2003 Verestar transaction which were expensed in the year ended December 31, 2003, as well as the approximately $0.7 million charge recognized in the year ended December 31, 2003 relating to bonuses for certain executive officers for services provided during the year ended December 31, 2002 and the severance and benefits for SkyTerra’s former Controller and former Treasurer.

Impairment Charge. As a result of AfriHUB’s projected operating losses with respect to its university initiative, at December 31, 2004, SkyTerra evaluated AfriHUB’s long-lived assets for recoverability and determined that the undiscounted cash flows over the remaining expected life of the two established centers was less than the carrying value of the assets relating to those centers. Accordingly, the fair value of these assets was assessed by using market prices for recently purchased computers and equipment and using a discounted cash flow model for the intangible asset and building improvements for which market prices were not available. SkyTerra recognized a non-cash impairment loss relating to the intangible asset and building improvements as their carrying value exceeded the fair value by approximately $0.8 million.

Depreciation and Amortization Expense. Depreciation and amortization expense consists of the depreciation of property and equipment and the amortization of the financing costs associated with the issuance of the Series A convertible preferred stock. Depreciation and amortization expense for the year ended December 31, 2004 increased to $0.2 million from approximately $43,000 for the year ended December 31, 2003, an increase of approximately $0.1 million. This increase is primarily the result of the capital expenditures made by AfriHUB to build the network infrastructure necessary for it to launch its service.

Interest Income, Net. Interest income, net is comprised of the interest earned on the notes receivable from the MSV Joint Venture, Motient and Verestar and on cash, cash equivalents, and short-term investments. Interest income, net for the year ended December 31, 2004 increased to $10.5 million from $6.3 million for the year ended December 31, 2003, an increase of $4.2 million. This increase relates primarily to the adjustment of the reserve for the unpaid interest on the note receivable from Motient in the year ended December 31, 2004. The reserve was adjusted because Motient paid approximately $0.5 million of outstanding interest in April 2004 and approximately $22.6 million representing the entire outstanding principal and remaining interest due under the note receivable in July 2004. As there was no longer any uncertainty with respect to the ultimate collection on the principal or interest due, SkyTerra recognized approximately $4.1 million in interest income in the year ended December 31, 2004, representing all interest earned from the May 2002 issuance of the note through the July 2004 repayment.

Equity in Loss of Mobile Satellite Ventures LP. In November 2004, the notes receivable from the MSV Joint Venture converted into approximately 23% of the outstanding limited partnership interests in the MSV Joint Venture. Following the conversion, SkyTerra accounted for its interest in the MSV Joint Venture under the equity method and recorded expense of approximately $1.0 million relating to its proportionate share of the MSV Joint Venture’s net loss.

Loss on Investments in Affiliates. For the year ended December 31, 2004, SkyTerra recorded a loss on investments in affiliates of approximately $1.3 million relating to its proportionate share of Navigauge’s net loss. For the year ended December 31, 2003, SkyTerra recorded a loss on investments in affiliates of approximately $0.4 million for its proportionate share of each of Miraxis’ and Navigauge’s respective net loss.

Other Income, Net. For the year ended December 31, 2004, SkyTerra recorded other income, net of approximately $21.0 million relating primarily to one-time items, including the $19.0 million adjustment to the reserve for the note receivable from Motient, the $1.5 million settlement payment by Verestar’s parent company in connection with the termination of the August 2003 securities purchase agreement, and the approximately $0.4 million representing a break-up fee in connection with the termination of the March 2004 Verestar asset purchase agreement.

Minority Interest. For the year ended December 31, 2004, SkyTerra recorded minority interest of approximately $0.2 million relating to the $0.8 million of equity in earnings, primarily the interest income earned on the convertible notes from the MSV Joint Venture, which is attributable to the group of unaffiliated third parties who own approximately 20% of the MSV Investors Subsidiary, partially offset by the $0.6 million of equity in loss attributable to the other shareholders in AfriHUB. For the year ended December 31, 2003, SkyTerra recorded minority interest of approximately $1.1 million relating to the equity in earnings attributable to the group of unaffiliated third parties who invested in the MSV Investors Subsidiary.

Gain from Discontinued Operations. At the end of the third quarter of 2001, a decision to discontinue the operations of Rare Medium, Inc. and its LiveMarket subsidiary was made in light of their performance and prospects. For the years ended December 31, 2004 and 2003, SkyTerra recognized a gain of nil and approximately $1.2 million, respectively, as a result of the settlement of certain Rare Medium, Inc. liabilities at amounts less than their recorded amounts.

Net Income (Loss) Attributable to Common Stockholders. For the year ended December 31, 2004, SkyTerra recorded net income attributable to common stockholders of approximately $7.2 million. For the year ended December 31, 2003, SkyTerra recorded a net loss attributable to common stockholders of approximately $10.4 million. Included in net income (loss) attributable to common stockholders for the years ended December 31, 2004 and 2003 was $9.9 million and $9.7 million, respectively, of dividends and accretion related to the Series A convertible preferred stock. Dividends were accrued related to amounts payable quarterly on the Series A convertible preferred stock and to the accretion of the carrying amount of the Series A convertible preferred stock up to its $100 per share face redemption amount over 13 years.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues. Revenues for the year ended December 31, 2003 increased to $0.7 million from nil for the year ended December 31, 2002, an increase of $0.7 million. This increase was due to the acquisition of ESP on August 25, 2003, and accordingly, the inclusion of ESP’s operating results from that date.

Cost of Revenues. Cost of revenues includes the salaries and related employee benefits for ESP employees that provide billable product development, consulting and engineering services, as well as the cost of reimbursable expenses. Cost of revenues for the year ended December 31, 2003 increased to $0.9 million from nil for the year ended December 31, 2002, an increase of $0.9 million. This increase was due to the acquisition of ESP on August 25, 2003, and accordingly, the inclusion of ESP’s operating results from that date.

Selling, General and Administrative Expense. Selling, general and administrative expense includes facilities costs, finance, legal and other corporate costs, as well as the salaries and related employee benefits for those employees that support such functions. Selling, general and administrative expense for the year ended December 31, 2003 increased to $6.7 million from $6.4 million for the year ended December 31, 2002, an increase of $0.3 million. This increase was primarily related to the $0.5 million of professional fees related to the Verestar transaction which was terminated in December 2003, the $0.4 million of expenses incurred by ESP after the August 25, 2003 acquisition and the approximately $0.4 million charge recognized in the year ended December 31, 2003 relating to the severance and benefits for SkyTerra’s former Controller and former Treasurer. These items were partially offset by the $0.3 million charge recognized in the year ended December 31, 2002 related to the settlement of a class action lawsuit and the reduced legal and advisory fees after the settlement of the class action lawsuit and the $0.3 million insurance claim payment related to the costs associated with the class action lawsuit. Furthermore, SkyTerra recognized $0.1 million of compensation expense and $0.2 million of compensation contra-expense in the years ended December 31, 2003 and 2002, respectively, relating to the re-pricing of certain stock options in 2001 and 2002.

Depreciation and Amortization Expense. Depreciation and amortization expense consists of the depreciation of property and equipment and the amortization of the financing costs associated with the issuance of the Series A convertible preferred stock. Depreciation and amortization expense for the year ended December 31, 2003 decreased to approximately $43,000 from $0.1 million for the year ended December 31,

2002, a decrease of approximately $64,000. This decrease is primarily the result of the reduction in property and equipment used in SkyTerra’s continuing operations, partially offset by the depreciation of ESP’s property and equipment after the August 2003 acquisition.

Interest Income, Net. Interest income, net is comprised principally of the interest earned on the notes receivable from the MSV Joint Venture and Verestar and on cash, cash equivalents, and short-term investments. Interest income, net for the year ended December 31, 2003 increased to $6.3 million from $5.6 million for the year ended December 31, 2002, an increase of $0.7 million. This increase relates primarily to the approximately $0.6 million increase in the interest earned on the MSV Joint Venture due to semi-annual compounding, as well as the approximately $0.1 million of interest earned on the note receivable from Verestar during the year ended December 31, 2003.

Loss on Investment in Affiliates. For the year ended December 31, 2003, SkyTerra recorded a loss on investments in affiliates of approximately $0.4 million relating primarily to its proportionate share of Miraxis’ and Navigauge’s net loss. For the year ended December 31, 2002, SkyTerra recorded a loss on investments in affiliates of approximately $0.4 million for its proportionate share of Miraxis’ net loss.

Minority Interest. For the years ended December 31, 2003 and 2002, SkyTerra recorded minority interest of approximately $1.1 million and $1.0 million, respectively, relating to the equity in earnings, primarily the interest income earned on the convertible notes from the MSV Joint Venture, which is attributable to the group of unaffiliated third parties who own approximately 20% of the MSV Investors Subsidiary.

Gain from Discontinued Operations. At the end of the third quarter of 2001, a decision to discontinue the operations of Rare Medium, Inc. and its LiveMarket subsidiary was made in light of their performance and prospects. For the years ended December 31, 2003 and 2002, SkyTerra recognized a gain of approximately $1.2 million and $12.6 million, respectively, as a result of the settlement of certain Rare Medium, Inc. liabilities at amounts less than their recorded amounts.

Net Loss Attributable to Common Stockholders. For the years ended December 31, 2003 and 2002, SkyTerra recorded a net loss attributable to common stockholders of approximately $10.4 million and $15.0 million, respectively. Included in net loss attributable to common stockholders for the years ended December 31, 2003 and 2002 was $9.7 million and $10.9 million, respectively, of dividends and accretion related to our Series A convertible preferred stock. Dividends were accrued related to the pay-in-kind dividends payable quarterly on the Series A convertible preferred stock and to the accretion of the carrying amount of the Series A convertible preferred stock up to its $100 per share face redemption amount over 13 years.

Liquidity and Capital Resources

SkyTerra had approximately $33.7 million in cash, cash equivalents and short-term investments as of September 30, 2005. Pursuant to the separation agreement, SkyTerra contributed all of its cash, cash equivalents and short-term cash investments, other than $10.0 million, to us, effective January 1, 2006. Upon a change of control of SkyTerra, including the consummation of the proposed merger with Motient, its remaining cash will be contributed to us.

Net cash used in operating activities from continuing operations was approximately $3.4 million for the nine months ended September 30, 2005 and resulted primarily from the cash used for general corporate overhead including payroll and professional fees. Net cash provided by operating activities from continuing operations was approximately $16.2 million for the year ended December 31, 2004 and resulted primarily from the collection of approximately $21.5 million of accrued interest on the notes receivable from the MSV Joint Venture, Motient and Verestar and the approximately $1.9 million received in connection with the Verestar transactions, partially offset by cash used for general corporate overhead including payroll and professional fees. Net cash used by discontinued operations was approximately $0.4 million and $0.1 million for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively, and resulted from cash used for settlement of vendor liabilities and legal and advisory fees.

Net cash used in investing activities, excluding purchases and sales of short-term investments, was $53.1 million for the nine months ended September 30, 2005 and resulted primarily from the $50.0 million used to purchase 50% of the Class A membership interests of HNS. For the year ended December 31, 2004, net cash used in investment activities, excluding purchases and sales of short-term investments, was $18.6 million and resulted primarily from the $21.5 million repayment of the notes receivable from Motient and Verestar, partially offset by approximately $1.9 million used to purchase investments in affiliates, primarily Navigauge.

Net cash used in financing activities was $3.9 million for the nine months ended September 30, 2005 and resulted primarily from the payment of $4.2 million of dividends on the Series A redeemable convertible preferred stock, partially offset by the $0.2 million proceeds from the short-term borrowing by the Nigerian subsidiary of AfriHUB. For the year ended December 31, 2004, cash provided by financing activities was approximately $31.0 million and resulted primarily from the issuance of 2,000,000 shares of common stock in a private placement, partially offset by the distribution to the minority shareholders of our MSV Investors Subsidiary and the payment of a dividend on the Series A redeemable convertible preferred stock, all as described below. Also, during 2004, AfriHUB sold membership interests to an unaffiliated third party for approximately $0.5 million.

Apollo Financing Commitment and Rights Offering

As discussed above, on November 10, 2005, we entered into an agreement with DTV Networks to acquire the remaining 50% of the Class A membership interests of HNS for $100.0 million in cash. To finance the transaction, we have received a commitment for $100.0 million of short-term debt financing from certain of the Apollo Stockholders. Concurrent with the special dividend distribution of our common stock to SkyTerra’s stockholders, we expect to conduct a rights offering to our stockholders in order to repay the short-term debt financing provided by such Apollo Stockholders. In connection with such rights offering, such Apollo Stockholders have agreed to subscribe for the maximum number of shares of common stock allocated to it, including the exercise of pro rata over-subscription rights. The exercise by such Apollo Stockholders of their rights would occur by converting the outstanding amounts due under the short-term debt financing into shares of our common stock at the subscription price in the rights offering. The unconverted principal and interest obligations under the short-term debt financing would be repaid in cash immediately following the consummation of the rights offering.

Interests in the MSV Joint Venture

Through its 80% owned MSV Investors Subsidiary, SkyTerra is an active participant in the MSV Joint Venture, a joint venture that also includes TMI Communications, Inc., Motient and the Other MSV Investors. The MSV Joint Venture is currently a provider of mobile digital voice and data communications services via satellite in North America. On November 26, 2001, through its MSV Investors Subsidiary, SkyTerra purchased a $50.0 million interest in the MSV Joint Venture in the form of a convertible note. Immediately prior to the purchase of the convertible note, SkyTerra contributed $40.0 million to the MSV Investors Subsidiary and a group of unaffiliated third parties collectively contributed $10.0 million. The note yielded interest at a rate of 10% per year, had a maturity date of November 26, 2006 and was convertible at any time at the option of the MSV Investors Subsidiary into equity interests in the MSV Joint Venture.

On August 13, 2002, the MSV Joint Venture completed a rights offering allowing its investors to purchase their pro rata share of an aggregate $3.0 million of newly issued convertible notes with terms similar to the convertible note already held by the MSV Investors Subsidiary. The MSV Investors Subsidiary exercised its basic and over subscription rights and purchased approximately $1.1 million of the convertible notes. The group of unaffiliated third parties collectively contributed $0.2 million to the MSV Investors Subsidiary in connection with the MSV Joint Venture rights offering.

Under the amended MSV Joint Venture Agreement, the convertible notes held by the MSV Investors Subsidiary would automatically convert into equity interests in the MSV Joint Venture upon the repayment of

(i) the outstanding principal and accrued interest on certain outstanding debt of the MSV Joint Venture and (ii) the accrued interest on all outstanding convertible notes of the MSV Joint Venture, including the convertible notes held by the MSV Investors Subsidiary. On November 12, 2004, the MSV Joint Venture raised $145.0 million in cash by selling partnership units for $29.45 per unit and exchanged or converted approximately $84.9 million of debt securities and accrued interest. In connection with this financing, the convertible notes held by the MSV Investors Subsidiary converted into approximately 23% of the limited partnership interests of the MSV Joint Venture on an undiluted basis, at their original conversion price of $6.45 per unit. As a result of these transactions, the MSV Investors Subsidiary also received approximately $17.1 million in cash from the MSV Joint Venture to pay the accrued interest on the convertible notes. The MSV Investors Subsidiary distributed approximately $13.6 million of this cash to SkyTerra and $3.4 million of cash to the unaffiliated third parties who own the 20% minority interest.

The MSV Investors Subsidiary and the other partners of the MSV Joint Venture have agreed that the acquisition or disposition by the MSV Joint Venture of its assets, certain acquisitions or dispositions of a limited partner’s interest in the MSV Joint Venture, subsequent investment into the MSV Joint Venture by any person, and any merger or other business combination of the MSV Joint Venture, are subject to the control restrictions contained in the Amended and Restated Limited Partnership Agreement and the Amended and Restated Stockholders Agreement. The control restrictions include, but are not limited to, rights of first refusal, tag along rights and drag along rights. Many of these actions, among others, cannot occur without the consent of the majority of the ownership interests of the MSV Joint Venture. In addition, the MSV Investors Subsidiary and two of the three other joint venture partner groups have entered into a voting agreement pursuant to which three of the four joint venture partner groups must consent to certain transactions involving the MSV Joint Venture or the partners or none of the parties to the voting agreement will support such actions.

For the year ended December 31, 2004 and 2003, the MSV Joint Venture had revenues of approximately $29.0 million and $27.1 million and a net loss of approximately $33.5 million and $28.0 million, respectively. Following the conversion of the notes receivable in November 2004, SkyTerra accounted for its interest in the MSV Joint Venture under the equity method and recorded expense of approximately $1.0 million relating to its proportionate share of the MSV Joint Venture’s net loss.

Motient Promissory Note

On May 1, 2002, to mitigate the risk, uncertainties and expenses associated with Motient’s then pending plan of reorganization, SkyTerra cancelled the outstanding amounts due under the original promissory notes issued by Motient in 2001 and accepted a new note in the principal amount of $19.0 million (the “New Motient Note”) that was issued by MSV Holding, Inc., a new, wholly-owned subsidiary of Motient that owns 100% of Motient’s interests in the MSV Joint Venture. The New Motient Note was due on May 1, 2005 and yielded interest at a rate of 9% per annum. Although the New Motient Note was unsecured, there were material restrictions placed on the use of MSV Holdings Inc.’s assets, and MSV Holdings Inc. was prohibited from incurring or guarantying any debt in excess of $21.0 million (including the New Motient Note). Additionally, there were events of default (e.g., a bankruptcy filing by Motient) that would have accelerated the due date of the New Motient Note. As a result of the uncertainty with respect to the ultimate collection on the remaining amounts due on the New Motient Note, SkyTerra maintained a reserve for the entire principal amount of the note and unpaid interest accrued thereon.

On April 7, 2004, as a result of a payment received by Motient pursuant to a promissory note from the MSV Joint Venture, Motient paid SkyTerra approximately $0.5 million of interest accrued on the New Motient Note. Following several successful financings by Motient, on July 15, 2004, Motient paid SkyTerra approximately $22.6 million representing all outstanding principal and accrued interest due on the New Motient Note. Accordingly, the reserve was adjusted resulting in the recognition of $23.1 million of income.

Verestar Transactions

On August 29, 2003, SkyTerra signed a securities purchase agreement to acquire, through a newly formed subsidiary, approximately 67% (on a fully-diluted basis) of Verestar. Concurrent with the signing of the securities purchase agreement, SkyTerra purchased a 10% senior secured note with a principal balance of $2.5 million and a due date of August 2007. SkyTerra terminated the securities purchase agreement on December 22, 2003. Subsequently, Verestar filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.

On March 8, 2004, SkyTerra executed an agreement to acquire, through a newly formed subsidiary, substantially all of the assets and business of Verestar pursuant to Section 363 of the Bankruptcy Code. The transaction was subject to a number of contingencies, including an auction on March 30, 2004 at which Verestar considered higher and better offers. At the auction, a bid was accepted from a strategic buyer at a price higher than SkyTerra was willing to offer.

In connection with the Verestar bankruptcy, SkyTerra entered into a stipulation with Verestar pursuant to which the parties agreed to, among other things, the validity and enforcement of the obligation under the senior secured note and SkyTerra’s security interest in Verestar’s assets. On April 30, 2004, Verestar repaid the $2.5 million principal amount of the senior secured note, along with an additional approximately $0.4 million representing a break-up fee in connection with the termination of the March 2004 asset purchase agreement.

On July 9, 2004, SkyTerra settled its dispute with Verestar’s parent company regarding the break-up fee in connection with the termination of the August 2003 securities purchase agreement. As consideration for the settlement, Verestar’s parent company paid SkyTerra $1.5 million.

On July 29, 2004, SkyTerra entered into a stipulated settlement with Verestar and its Creditor Committee pursuant to which Verestar agreed to pay SkyTerra approximately $0.4 million representing certain amounts owed, including unpaid accrued interest, in connection with the senior secured note. On August 13, 2004, the Bankruptcy Court approved the stipulated settlement.

Tender Offer

On March 13, 2003, SkyTerra commenced a cash tender offer at a price of $1.00 per share for up to 2,500,000 shares of its outstanding voting common stock. The tender offer expired on April 23, 2003 with 968,398 shares purchased by SkyTerra for an aggregate cost, including all fees and expenses applicable to the tender offer, of approximately $1.2 million. The primary purpose of the tender offer was to provide SkyTerra’s public stockholders with additional liquidity for their shares of common stock, particularly in light of decreased liquidity arising from the decision of Nasdaq to delist SkyTerra’s common stock, and to do so at a premium over the stock price before the tender offer and without the usual transaction costs associated with open market sales. The holders of the Series A preferred stock did not sell any shares of common stock in the tender offer.

Issuance of Common Stock

On December 23, 2004, SkyTerra sold 2,000,000 shares of its common stock for gross proceeds of $36.5 million (net proceeds of $35.1 million) in a private placement to a group of institutional investors. In connection with this sale, SkyTerra entered into a registration rights agreement with the investors requiring that, among other things, SkyTerra register the resale of the shares. SkyTerra also issued warrants to purchase up to an additional 600,000 shares of common stock at an exercise price of $18.25 per share to the investors in connection with the transaction. These warrants were subject to vest if SkyTerra failed to meet certain deadlines with respect to making a registration statement effective. SkyTerra met such deadlines, and accordingly, only 25% of the shares underlying each warrant are currently subject to vest if SkyTerra fails to keep such registration statement effective for 30 consecutive business days or 38 business days cumulative through May 5, 2006. Following May 5, 2006, no further vesting may occur. In connection with the transaction, SkyTerra also issued a warrant to purchase 110,000 shares at an exercise price of $18.25 per share to the placement agent, which is exercisable at any time through December 23, 2009.

On July 16, 2002, SkyTerra sold 9,138,105 shares of its common stock for gross proceeds of $18.4 million (net proceeds of $17.0 million) in a rights offering. In connection with the settlement of a class action lawsuit, SkyTerra distributed to each holder of record of its common stock, warrants and preferred stock, as of the close of business on May 16, 2002, one non-transferable right to purchase one additional share of its common stock, for each share held, at a purchase price of $2.01 per share. As part of the rights offering, the holders of the Series A preferred stock purchased 3,876,584 shares of non-voting common stock in April 2002 and an additional 5,113,628 shares of non-voting common stock in July 2002 pursuant to their over subscription privilege.

Series A Redeemable Convertible Preferred Stock Dividend

In accordance with the terms of SkyTerra’s Series A redeemable convertible preferred stock, the holders are entitled to receive quarterly cash dividends commencing on July 1, 2004. The first such quarterly payment of approximately $1.4 million, for the three months ended September 30, 2004, was declared and paid on October 14, 2004. The quarterly payment of approximately $1.4 million, for the three months ended December 31, 2004, was declared and paid on January 13, 2005. The quarterly payment of approximately $1.4 million, for the three months ended March 31, 2005, was declared on April 18, 2005 and paid on April 22, 2005. The quarterly payment of approximately $1.4 million, for the three months ended June 30, 2005, was declared and paid on July 22, 2005. The quarterly payment of approximately $1.4 million, for the three months ended September 30, 2005, was declared and paid on November 7, 2005. The aggregate annual dividend payment will be approximately $5.6 million through the mandatory redemption on June 30, 2012 or such earlier time as the terms of the preferred stock are renegotiated.

Delisting from the Nasdaq National Market

As a result of the delisting by the Nasdaq on December 20, 2002, the shares of SkyTerra’s common stock have traded in interdealer and over-the-counter transactions and price quotations have been available in the “pink sheets.” Since January 30, 2003, price quotations also have been available on the OTC Bulletin Board. Delisting from the Nasdaq National Market resulted in a reduction in the liquidity of SkyTerra’s common stock. This lack of liquidity will likely also make it more difficult for SkyTerra to raise additional capital, if necessary, through equity financings. In addition, the delisting of SkyTerra’s common stock from the Nasdaq National Market resulted in an event of non-compliance under the provisions of its Series A preferred stock. As SkyTerra has been unable to obtain a waiver of this event of non-compliance, the holders of the Series A preferred stock are entitled to elect a majority of the members of SkyTerra’s board of directors.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements. All subsidiaries in which we have a controlling financial interest are included in the consolidated financial statements, and we do not have any relationships with any special purpose entities.

Contractual Obligations

As of December 31, 2004, SkyTerra and its consolidated subsidiaries were contractually obligated to make the following payments (in thousands):

		Payments Due By Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases—continuing operations	$266	$239	$27	$—	$—
Operating leases—discontinued operations	1,101	1,101	—	—	—

Total	$1,367	$1,340	$27	$—	$—

Supplementary Unaudited Quarterly Results

The following table sets forth selected quarterly data from our statement of operations. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this document and, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of its results of operations for such periods.

	2003				2004				2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	(in thousands, except share data)
Revenue	$—	$—	$196	$503	$817	$543	$418	$349	$197	$196	$268
Gross margin	—	—	(23)	(191)	69	(46)	20	12	(2)	40	178
Net (loss) income	(269)	(189)	59	(319)	36	23,301	(1,033)	(5,138)	(7,175)	3,273	5,558
Net (loss) income attributable to common stockholders	(2,668)	(2,603)	(2,370)	(2,764)	(2,425)	20,828	(3,525)	(7,630)	(9,668)	781	3,066
Basic (loss) earnings per share	(0.17)	(0.17)	(0.16)	(0.18)	(0.16)	1.38	(0.23)	(0.50)	(0.56)	0.04	0.17
Diluted (loss) earnings per share	(0.17)	(0.17)	(0.16)	(0.18)	(0.16)	1.33	(0.23)	(0.50)	(0.56)	0.04	0.16

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of September 30, 2005, SkyTerra had $36.8 million of cash, cash equivalents, restricted cash and short-term cash investments. These cash, cash equivalents, restricted cash and short-term cash investments are subject to market risk due to changes in interest rates. In accordance with its investment policy, SkyTerra diversifies its investments among United States Treasury securities and other high credit quality debt instruments that it believes to be low risk. SkyTerra is averse to principal loss and seeks to preserve its invested funds by limiting default risk and market risk. Pursuant to the separation agreement, SkyTerra transferred all of its cash, cash equivalents and short-term cash investments, other than $10.0 million, to us. Upon a change of control of SkyTerra, including the consummation of the proposed merger with Motient, its remaining cash will be transferred to us. We will establish an investment policy which will be substantially similar to the policy of SkyTerra.

Foreign Currency Risk

Through September 30, 2005, SkyTerra’s results of operations, financial condition and cash flows have not been materially affected by changes in the relative value of non-U.S. currencies to the U.S. dollars. Financial statements of AfriHUB’s Nigerian operations are prepared using the Nigerian Naira as the functional currency. As AfriHUB does not use derivative financial instruments to limit its exposure to fluctuations in the exchange rate with the Naira, SkyTerra may experience gains or losses in future periods. The impact of a hypothetical 10% adverse change in exchange rates on the fair value of Naira denominated assets and liabilities would be an estimated loss of less than $0.1 million as of September 30, 2005.

Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires the classification of certain financial instruments as a liability (or in certain circumstances an asset) because that instrument embodies an obligation of the company. SFAS No. 150 is effective immediately for instruments entered into or modified after May 31, 2003 and in the first interim period beginning after June 15, 2003 for all instruments entered into before May 31, 2003. The adoption of SFAS No. 150 did not have an impact on SkyTerra’s financial position or results of operations.

In December 2003, the FASB issued FIN 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46R provides clarification on the consolidation of certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have certain characteristics of a controlling financial interest (“variable interest entities” or “VIEs”). FIN 46R is effective immediately for VIEs created after January 31, 2003 and in the first fiscal year or interim period beginning after December 15, 2003 for any VIEs created prior to January 31, 2003. As discussed above, SkyTerra accounts for its interest in HNS under the equity method in accordance with FIN 46R, as HNS is a variable interest entity and SkyTerra is not the primary beneficiary. In accordance with FIN 46R, SkyTerra has included the operating results and financial position of Miraxis in its consolidated financial statements. The consolidation of Miraxis did not have a material impact on SkyTerra’s operating results or financial position.

In December 2003, the staff of the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”), which supersedes SAB No. 101, “Revenue Recognition in Financial Statements.” SAB No. 104 primarily rescinds the accounting guidance contained in SAB No. 101 related to multiple-element revenue arrangements, which was superseded as a result of the issuance of EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Additionally, SAB No. 104 rescinds the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers” issued with SAB No. 101, which had been codified in SEC Topic 13, “Revenue Recognition.” SAB No. 104 was effective upon issuance. The issuance of SAB No. 104 did not have a material impact on SkyTerra’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”), a revision of SFAS No. 123. SFAS No. 123R requires entities to recognize compensation expense for all share-based payments to employees, including stock options, based on the estimated fair value of the instrument on the date it is granted. The expense will be recognized over the vesting period of the award. SFAS No. 123R is effective for annual periods beginning after June 15, 2005 and provides entities two transition methods. Under the modified prospective method, compensation expense is recognized beginning with the effective date for all awards granted to employees prior to the effective date that are unvested on the effective date. The modified retrospective method is a variation of the modified prospective method, except entities can restate all prior periods presented or prior interim period in the year of adoption using the amounts previously presented in the pro forma disclosure required by SFAS No. 123. As SkyTerra currently accounts for share-based payments using the intrinsic value method as allowed by APB Opinion No. 25, the adoption of the fair value method under SFAS No. 123R will have an impact on its results of operations. However, the extent of the impact cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Had SkyTerra adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net (loss) income and loss per share in Note 1(i) to SkyTerra’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“SFAS No. 153”). SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets of APB Opinion No. 29 and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on SkyTerra’s financial position or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HUGHES NETWORKS SYSTEMS

The following discussion and analysis of HNS’ historical consolidated financial statements covers periods before and following consummation of the April 2005 transaction in which SkyTerra acquired 50% of HNS’ Class A membership interests and reflects the significant impact that transaction had on HNS, including, among others, increased leverage and debt service requirements and the changes in HNS’ SPACEWAY program. This discussion should be read together with HNS’ consolidated financial statements, and the accompanying notes included elsewhere in this document. HNS’ consolidated financial statements are prepared in accordance with GAAP. This discussion contains forward-looking statements about HNS’ markets, the demand for its services and products, and its future results. Actual results may differ materially from those suggested by HNS’ forward-looking statements for various reasons, including those discussed in “Information regarding forward-looking statements” and “Risk factors.”

Overview

HNS is the world’s leading provider of broadband satellite networks and services to the VSAT enterprise market and the largest satellite Internet access provider to the North American consumer market. HNS offers highly customized services and products that help its customers meet their unique needs for data, voice, and video communications, typically across geographically dispersed locations. HNS invented VSATs in 1983 and has been a leader in commercializing satellite communications since then, achieving extensive depth and experience in the operation of satellite-based data, voice, and video networks. A VSAT system uses satellite data communications technology to provide broadband connectivity to one or more fixed locations on the ground. HNS provides or enables a variety of satellite based broadband services, such as Intranet and Internet access, voice services, connectivity to suppliers, franchisees and customers, credit authorization, inventory management, content delivery, and video distribution to large enterprise and SME customers. HNS is a leading provider to these end markets and serves more than 200 large enterprises, many of which are Fortune 1000 companies. HNS had a leading 57% market share, as measured by terminals shipped in 2004. Over the past 15 years HNS has shipped more than 900,000 satellite terminals to customers in over 100 countries, either directly or through its subsidiaries and international joint ventures. HNS is the largest satellite broadband Internet access provider to consumers in North America with a 95% market share in 2004 based on terminals shipped and had approximately 216,000 subscribers as of September 30, 2005. For the year ended December 31, 2004 and the nine months ended September 30, 2005, HNS generated revenue of $789.4 million and $578.8 million, respectively, and had a net loss of $1,433.5 million and net income of $4.5 million, respectively.

HNS’ leading network solutions best support enterprise networks that consist of geographically dispersed sites communicating with a single central data center or access point with a need for highly secure and reliable service availability across one or more regions. In addition, due to the shared nature of its satellite communications resource, HNS’ networks provide very attractive economics for multi-site applications that have varying levels of traffic requirements at any one site. As of September 30, 2005, HNS has shipped globally approximately 500,000 terminals to the Enterprise market. HNS maintains its market leadership positions by offering large enterprises a customizable and complete turnkey solution, including program management, installation, training, and support services. HNS also targets the expanding SME and SOHO markets, which it believes are growth areas for it, by packaging access, network, and hosted services normally reserved for large enterprises into a comprehensive solution. HNS’ extensive experience in product development and service delivery yields quality and reliability for its enterprise customers, which include leaders in the automotive, energy, financial, hospitality, retail, and services industries. HNS’s large enterprise VSAT customers typically enter into long-term contracts with HNS with an average length of three to five years. HNS has maintained ongoing contractual relationships with some of its customers for over 15 years. As of September 30, 2005, HNS had a revenue backlog of approximately $489.3 million (which HNS defines as its expected future revenue under its customer contracts that are non-cancelable), providing visibility to HNS’ revenue stream.

Effects of strategic initiatives on HNS’ results of operations

For the three years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005, HNS generated net losses of $208.1 million, $157.0 million, $1,433.5 million and net income of $4.5 million respectively. The loss in 2004 includes the impairment charge associated with SPACEWAY and other asset impairment provisions. See “—Factors affecting HNS’ results of operations—SPACEWAY impairment charge.” HNS expects improvements in its operating results due to its significant investments in technology, development of its Consumer VSAT business, and the launch of its SPACEWAY satellite and commencement of operations on its SPACEWAY network.

Technology. HNS has incorporated advances in semiconductor technology to increase the functionality and reliability of its VSAT terminals and reduce manufacturing costs. In addition, through the usage of advanced spectrally efficient modulation and coding methodologies, such as DVB-S2, and proprietary software spoofing and compression techniques, HNS continues to improve the efficiency of its transponder capacity usage. HNS expects to continue to invest in its research and development efforts to maintain its position as a leader in VSAT technology.

Consumer VSAT. Since the launch of its two-way Consumer VSAT business in 2001, HNS has made significant investments in its business. HNS targeted the consumer market because it determined that there was a large segment that was underserved by terrestrial alternatives such as DSL and cable. HNS’ investment in the consumer VSAT market was also prompted by a strategic relationship with the direct-to-home satellite services business of DIRECTV. Over the past three years, improvements in HNS’ Consumer VSAT offerings include increased data rates, higher functionality, and a lower cost of its overall platform, which HNS believes positions it to compete more effectively with alternative technologies. HNS expects that it will continue to make these investments in future periods.

HNS’ operating results in 2002 and 2003 reflect costs associated with significant subscriber acquisition costs, or SAC, purchased space capacity in excess of usage, and other fixed infrastructure. HNS incurred significant costs in connection with the launch of its consumer service offering, including purchasing substantial amounts of transponder capacity, and incurred substantial SAC related to hardware and associated marketing costs. HNS’ Consumer VSAT business has reached critical mass by developing a customer base of 216,000 subscribers as of September 30, 2005 and generated revenues of more than $159.8 million in 2004.

SPACEWAY. HNS’ operating results also reflect the incremental organizational, infrastructure, and other administrative costs associated with the development of three SPACEWAY satellites, associated network operations centers and other ground facilities. HNS decided to make the strategic investment in SPACEWAY in order to provide more capability and flexibility to its customers. By utilizing Ka-band frequency and SPACEWAY’s onboard processing capabilities, HNS anticipates that SPACEWAY will enable it to significantly expand its business by migrating new and renewing consumer and SOHO VSAT customers onto its SPACEWAY platform and by increasing its addressable market in the SME and SOHO end markets by offering such things as mesh connectivity, frame relay and T-1 alternatives, and other services. Approximately $1.7 billion has been invested in the SPACEWAY project to date. See “—Factors affecting HNS’ results of operations—SPACEWAY impairment charge.” In 2004, DIRECTV transferred two of the SPACEWAY satellites to one of its affiliates, while HNS retained the third SPACEWAY satellite. As of September 30, 2005, we expect that HNS will have to invest an additional $135.0 million to complete the construction and launch of SPACEWAY 3. This estimate includes an estimate of the cost to procure launch insurance. Following the launch of SPACEWAY 3, we expect HNS to realize cost savings through the reduction of third-party satellite capacity leasing expense.

Factors affecting HNS’ results of operations

Restructuring. Between 2002 and 2004, HNS recognized three restructuring charges amounting to an aggregate of $25.4 million, attributable to employee headcount reductions, primarily in its engineering department, facilities realignments, and other infrastructure-related costs. These charges were related primarily to its domestic operations in response to changing market conditions and an initiative to improve the operational efficiency of its organization. The last headcount reductions were associated with the downscaling of the SPACEWAY program as HNS had substantially completed the development phase of the program. Since a large portion of the terminated employees for whom HNS recorded a restructuring charge in 2004 did not leave its employ until February 1, 2005, HNS’ 2005 results of operations include labor and associated expenses for such terminated employees through that date.

SPACEWAY impairment charge. Prior to September 30, 2004, certain hardware costs relating to the construction of the three SPACEWAY satellites, associated network operations centers, and other ground facilities had been capitalized as construction in progress over the period of construction through September 30, 2004. In September 2004, DIRECTV determined that it would no longer continue to pursue the business plan of the SPACEWAY program as it was originally contemplated and that it would transfer two of the SPACEWAY satellites and certain support equipment to one of its affiliates for use in its direct-to-home satellite broadcasting business. Subsequently, DIRECTV determined that it would include the remaining SPACEWAY assets as a component of the businesses being sold by it. DIRECTV also assumed responsibility for the satellite manufacturing contract with Boeing covering all three of the satellites. These decisions by DIRECTV triggered the need to perform an asset impairment analysis on HNS’ investment in SPACEWAY since the ultimate disposition of this investment differed from its original intended purpose. As of September 30, 2004, HNS had a capitalized value of $1,552.7 million for SPACEWAY, of which $11.2 million represented capitalized software development costs, and the remainder was included in property as construction in progress. Previously capitalized costs in excess of fair value amounts totaling $1,217.8 million were recognized as a SPACEWAY impairment provision in the third quarter of 2004. DIRECTV also determined that, given the uncertainty of recovery of any additional capitalized costs relating to SPACEWAY in a potential sale or other disposition, all subsequent spending on the SPACEWAY program would be expensed as incurred, other than costs directly related to the construction and launch of SPACEWAY 3. The portion of the manufacturing contract related to the completion of the construction of SPACEWAY 3 for an additional $49.0 million was assigned to HNS in connection with the transaction in which SkyTerra acquired 50% of HNS’ Class A membership interests. As of September 30, 2005, HNS has $35.0 million remaining on this obligation.

Relationship with DIRECTV. Until April 22, 2005, HNS operated as a business of DIRECTV. Accordingly, DIRECTV provided HNS with various support services such as tax advisory services, treasury/cash management, risk management, internal audit functions, employee benefits, and business insurance. The costs of the services performed by DIRECTV for HNS and the allocation of employee benefit program costs for HNS’ employees reflected in the financial statements amounted to $35.9 million in 2004, $41.5 million in 2003 and $35.9 million in 2002.

As a stand-alone entity, HNS has to provide for the services historically performed by DIRECTV. In connection with the April 2005 transaction in which SkyTerra acquired 50% of HNS’ Class A membership interests, HNS entered into a transition services agreement with DIRECTV pursuant to which DIRECTV provided certain transitional services to support the conduct of HNS’ business. These services included assisting in the implementation of HNS’ benefit program plans and arrangements, and enabling HNS’ employees to participate in certain travel-related discount programs provided by DIRECTV’s affiliate, News Corporation. HNS does not expect that its expenses for these items will exceed what has historically been reflected in its financial statements for these purposes, although it anticipates that it will incur additional expenses during the transition period. This assessment is an estimate and HNS may incur costs in excess of those it anticipates. See “Risk factors—Risks related to the business—The separation from DIRECTV has required HNS to incur additional costs to operate as a stand-alone entity and we and HNS face risks associated with the separation and the HNS Acquisition.”

In addition, DIRECTV and its affiliates have been HNS’ customers and have also served as its vendors in certain cases. HNS expects that these relationships will continue following the consummation of the HNS Acquisition. Further, HNS is no longer able to rely on DIRECTV’s financial support and its creditworthiness.

DIRECTV invested substantial amounts in HNS to fund its strategic investments and operating losses. Additionally, DIRECTV and DTV Networks remained as account parties to letters of credit aggregating $3.9 million which serve to secure HNS’ contractual obligations to customers and other statutory/governmental obligations. HNS is in the process of attempting to replace letters of credit currently supported by DIRECTV and DTV Networks with letters of credit issued under its revolving credit facility, which will reduce availability under its revolving credit facility. HNS will be required to indemnify DIRECTV or DTV Networks in the event that any amounts are drawn under or DIRECTV or DTV Networks are required to make any payments related to these letters of credit. In addition, prior to the April 2005 transaction in which SkyTerra acquired 50% of HNS’ Class A membership interests, HNS participated in a centralized cash management system of DIRECTV, wherein cash receipts were transferred to and cash disbursements were funded by DIRECTV on a daily basis. See HNS’ statements of changes in owners’ equity for the three year period ended December 31, 2004 and “Risk factors—Risks related to the business—The separation from DIRECTV has required HNS to incur additional costs to operate as a stand-alone entity and we and HNS face risks associated with the separation and the HNS Acquisition.”

For the three years ended December 31, 2002, 2003, and 2004, and the nine months ended September 30, 2005, the purchase of equipment and services and the allocation of the cost of employee benefits from DIRECTV and its subsidiaries or affiliates (which include DIRECTV Holdings LLC, PanAmSat Corporation (until August 20, 2004), and commencing on December 23, 2003, News Corporation and its affiliates), and commencing on April 22, 2005, SkyTerra and its affiliates were $92.2 million, $103.5 million, $75.8 million, and $29.9 million, respectively. For the three years ended December 31, 2002, 2003, 2004, and the nine months ended September 30, 2005, the products and service revenues from related parties were $6.1 million, $5.9 million, $3.6 million, and $10.3 million respectively.

Customer equipment financing arrangements. In connection with the sale of VSAT hardware to certain enterprise customers, HNS enters into long term operating leases (generally three to five years) with the customer for the use of the VSAT hardware installed at the customer’s facilities. For those transactions in which HNS has on-going involvement, HNS has an arrangement with a financial institution to borrow against the future operating lease revenues at the inception of these operating leases. When amounts are borrowed under this arrangement, the financial institution assumes the credit risk associated with non-payment by the customer for the duration of the operating lease. In connection with these transactions, the financial institution receives title to the equipment and obtains the residual rights to the equipment after the operating lease with the customer has expired. For the majority of the transactions with the financial institution, HNS has retained a continuing obligation to indemnify the financing institution from losses it may incur (up to the original value of the hardware) from non-performance of the HNS system (a “Non-Performance Event”). Since the inception of the borrowing program in 1997, HNS has received nominal claims from certain customers for Non-Performance Events, but it has not been required to make any indemnification payments for a Non-Performance Event.

HNS incurred nominal costs in a period prior to 2002 to re-establish service for a group of customers who were impacted by the failure of a third-party satellite. If HNS was not able to re-establish the service in a timely manner, a Non-Performance Event would have occurred. HNS does not maintain a reserve for a Non-Performance Event as HNS believes that the possibility of the occurrence of a Non-Performance Event due to a service outage is remote given its ability to quickly re-establish customer service at a relatively nominal cost. For those customer contracts for which HNS retains a continuing obligation to perform, HNS capitalizes the book value of the installed equipment used to provide services to the customer as VSAT operating lease hardware and amortizes these costs over the term of the customer lease agreement. This amortization is included in depreciation and amortization expense.

Software development costs. HNS capitalizes costs related to the development of software products at the time that their technological feasibility is confirmed in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Technological feasibility is established once the product or enhancement meets the function, feature, and technical performance requirements necessary for production and delivery to customers.

Other businesses. HNS will continue to develop and leverage its satellite communication expertise in its Mobile Satellite and Carrier Networks businesses on an opportunistic basis. HNS has also been actively pursuing a number of opportunities in the areas of ground based beam forming and ancillary terrestrial component. HNS believes that these areas are the growth areas of the mobile satellite industry as they allow sharing of bandwidth between terrestrial and satellite applications, and provide HNS with opportunities for expansion in its Mobile Satellite business. Moreover, these businesses have been and will continue to be a complementary part of HNS’ core VSAT business since the base VSAT technology and engineering teams support its Mobile Satellite and Carrier Networks businesses, which in turn contributes to advancing its technology in the VSAT arena with customer funded programs. In 2005, HNS completed certain significant contracts in the Mobile Satellite business. Accordingly, revenues from this business have declined in the absence of new projects. HNS does not believe that either business requires substantial operating cash or capital expenditures.

Key business metrics

Business segments. HNS divides its businesses into two distinct segments—its VSAT business and its other businesses. HNS’ VSAT business is further divided into three distinct business lines organized along its key end markets—the North American Enterprise VSAT business, the international Enterprise VSAT business, and the Consumer VSAT business. HNS’ other businesses consist of the Mobile Satellite business and the Carrier Networks business. Due to the complementary nature and common architecture of HNS’ services and products across its business lines, HNS is able to leverage its expertise and resources within its various operating units to yield significant cost efficiencies.

Revenue. HNS generates revenues from the sale and lease of hardware and the provision of services. In HNS’ VSAT business, HNS provides both services and hardware while in HNS’ other businesses it provides only hardware. The majority of HNS’ large enterprise VSAT customers who purchase equipment separately operate their own networks. These customers include large enterprises, incumbent local exchange carriers, governmental agencies, and VARs. Contracts for HNS’ VSAT services vary in length depending on the customer’s requirements.

Services. HNS’ services are offered on a contractual basis, which vary in length based on the particular end market. HNS’ typical large enterprise customer enters into service contracts with a three- to five-year duration; its typical SME customer typically enters into a two-year contract; and its consumer and SOHO customers typically enter into 15-month contracts. HNS’ services are billed and the revenue recognized on a monthly per site basis. HNS’ service offerings for its customers who receive services from its shared hub operations include the following:

Service Type	Description
Broadband connectivity	• Provide basic transport, Internet connectivity from HNS’ hubs, and ISP services

• Uses include high-speed Internet access, VPN, multicast file delivery and streaming, Wi-Fi access, and satellite backup for frame relay service and other terrestrial networks

Network services

•      Provide one-stop turnkey suite of bundled services that include network design, implementation planning, terrestrial backhaul provisioning, rollout and installation, ongoing network operations, help desk, and onsite maintenance

• Includes program management, installation management, network and application engineering services, network operations, field maintenance, and customer care

Service Type	Description

Hosted applications	• Host customer-owned and managed applications on HNS’ hub

• Provide the customer application services developed by HNS or in conjunction with its service partners

• Uses include online payments, online learning, and VoIP

Customized business solutions	• Provide customized, industry-specific enterprise solutions that can be applied to multiple businesses in a given industry

HNS’ services to enterprise customers are negotiated on a contract-by-contract basis with pricing varying based on numerous factors, including number of sites, complexity of system, and scope of services provided. HNS has the ability to integrate these service offerings to provide comprehensive solutions for its customers.

HNS also offers managed services to its customers who operate their own dedicated hub and charges them a management fee for the operation of their hubs.

Hardware. HNS offers its enterprise customers the option of purchasing their equipment up front or including the equipment purchased in a services agreement under which payments are made over a fixed term. For its consumer customers, they either purchase their equipment up front or pay for it under a service contract over a period typically of 15 months.

HNS also provides specialized equipment to the Mobile Satellite and Carrier Networks industries. Through large multi-year contracts, HNS develops and supplies turnkey networking and terminal systems for various operators who offer mobile satellite-based voice and data services. HNS also supplies microwave-based networking equipment to mobile operators for back-hauling their data from cellular telephone sites to their switching centers. In addition, CLECs use HNS’ equipment for broadband access traffic from corporations bypassing local phone companies. The size and scope of these projects vary from year to year and do not follow a pattern that can be reasonably predicted.

Market trends impacting HNS’ revenue. The following table presents HNS’ revenues by end market:

	Years Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(in thousands)
North American Enterprise	$302,668	$340,141	$348,267	$255,455	$242,311
International Enterprise	200,490	195,795	188,592	133,989	139,632
Consumer	68,232	129,687	159,834	118,394	143,979

Total VSAT	571,390	665,623	696,693	507,838	525,922

Mobile Satellite	118,162	73,529	73,015	60,160	39,135
Carrier Networks	33,589	11,996	19,642	14,161	13,721

Total Other	151,751	85,525	92,657	74,321	52,856

Total revenues	$723,141	$751,148	$789,350	$582,159	$578,778

During the period 2002-2004, HNS’ North American Enterprise revenues increased primarily due to growth in its SOHO and SME markets. This growth has been driven by three factors: (i) targeted service plans aimed at SOHO and SME customers, IP-based broadband access needs, (ii) enhancement in the performance capabilities of the service offering and (iii) price reductions resulting from the cost savings created by HNS’ emphasis on product cost reduction in its terminal development programs and the scale benefits derived from a common platform with the HNS consumer services. HNS has also benefited from its long-term contracts with large enterprise customers who contract for integrated network services; however, growth in this area is dependent on the timing of the large multi-year awards from these customers. Additionally, in response to increasingly complex customer requirements, HNS has begun to include both terrestrial solutions, such as DSL, as well as its traditional satellite solutions in its integrated network offerings. HNS continues to focus its efforts on development and delivery of products and services to customers that improve the service capabilities (i.e., speed, throughput, and reliability) at competitive prices. In addition, in mid-2005, HNS introduced its next generation VSAT terminals, the DW7000 series, which it believes expands its market opportunities because of the product’s higher transmission rates and lower costs.

From 2001 to 2003, a number of start-up service providers entered the data delivery market. Although HNS typically passes on the credit risk on equipment leases to the leasing company, HNS decided to enter into service agreements with certain of these start-up companies where the credit risk on the third party equipment lease was assumed by HNS. Between 2001 and 2003, several of these start-up companies defaulted on their service contracts. In 2004, HNS shifted away from taking credit risk with respect to start-up companies and, as a result, experienced a significant decrease in service contract defaults.

Over the past three years, HNS has experienced a decline in its international Enterprise revenues primarily as a result of lower hardware sales in countries affected by regional economic difficulties, such as Argentina and Indonesia. Beginning in 2004, HNS also experienced a decline in sales in China and Korea partly as a result of a voluntary disclosure and consent agreement with the United States Department of State pursuant to which HNS is currently unable to perform its obligations under certain contracts in China and Korea. See “Business—Government regulation—Export control requirements and sanction regulations.” This decline has been partially offset by increased service revenues from the regions where HNS has service companies, namely in Europe, India, and Brazil. HNS expects a continued shift in the mix of its international Enterprise revenues toward services, and that revenue growth will be driven by the SME market and emerging countries where there is a lack of basic infrastructure.

HNS’ Consumer business has experienced rapid growth due to new market distribution channels focused on geographic areas that have historically been underserved by DSL and cable. In addition, the improved quality of service at higher speeds has allowed HNS to meet the broadband Internet access needs of its customers. HNS’ Consumer business has grown from 114,000 subscribers at December 31, 2002 to 216,000 subscribers at September 30, 2005. In addition, HNS has successfully migrated its existing customers from a one-way service platform to a two-way service platform. This has resulted in a 68% increase in average revenue per unit, or ARPU, over the past three years from approximately $34 in 2002 to $57 for the nine months ended September 30, 2005.

HNS’ Mobile Satellite and Carrier Networks revenues have declined since 2002 as certain large contracts and other programs were either completed or neared completion. HNS expects that its Mobile Satellite revenues will continue to fluctuate due to the nature of these projects. However, HNS has been actively pursuing a number of opportunities in the areas of ground based beam forming and ancillary terrestrial component. HNS believes that these areas are the growth areas of the mobile satellite industry as they allow sharing of bandwidth between terrestrial and satellite applications, and provide HNS with opportunities for expansion in its Mobile Satellite business. It is also anticipated that Carrier Networks revenues will continue to fluctuate as HNS pursues revenue opportunities through sales of point-to-multipoint equipment to international mobile operators for backhauling their cellular telephone sites to their switching centers.

Revenue backlog. HNS’ total company backlog, which is its expected future revenue under customer contracts that are non-cancelable (subject to the factors described in “Business—VSAT Business—North American Enterprise VSAT business—Customers”), was approximately $489.3 million as of September 30, 2005. HNS’ Enterprise VSAT businesses accounted for approximately $465.5 million as of September 30, 2005. HNS expects to realize revenue from its September 30, 2005 VSAT backlog as follows: $76.8 million in 2005,

$176.6 million in 2006, $121.2 million in 2007, $55.8 million in 2008 and $35.1 million in 2009. See “Risk factors—Risks related to the business” and “Special note regarding forward-looking statements” for a discussion of the potential risks to HNS’ revenue and backlog. Although HNS typically signs contracts with its SME customers for 24 to 48 months and its consumer and SOHO customers for 15 months, HNS does not include these contractual commitments in its backlog.

Cost of services. HNS’ cost of services relates to costs associated with the provision of network services, and consists primarily of satellite capacity leases, hub infrastructure, customer care, depreciation expense related to network infrastructure, and the salaries and related employment costs for those employees who manage HNS’ network operations and other project areas. These costs, except for depreciation expense, which has decreased as a result of the December 2004 impairment, and satellite capacity leases, which are dependent on the number of customers served, have remained relatively constant in recent years despite increasing traffic on HNS’ network as HNS has been able to consolidate certain components of its network. In addition, the migration to a single, upgraded platform for its Consumer and North American Enterprise businesses has enabled HNS to leverage its satellite bandwidth and network operation facilities to achieve further cost efficiencies.

In recent years, satellite capacity has not been a limiting factor in growing the VSAT service business. Satellite capacity is typically sold under long-term contracts by FSS providers, and HNS is continually evaluating the need to secure additional capacity with sufficient lead time to permit it to provide reliable service to its customers. If any anomalies occur with a satellite upon which it leases transponder space, HNS could experience a disruption of service. Certain anomalies occurred in 2002 and 2004 but HNS was able to provide acceptable service according to the terms of its contracts. Any future anomalies could cause disruptions that lead to increased costs to reposition antennas or in the event of total failure, cause a contract to terminate. In some cases, HNS’ contracts with FSS providers limit its indemnification obligations to its customers by applying pro rated credit to its customers’ accounts.

Cost of hardware products sold. HNS outsources a significant portion of the manufacturing of its hardware for both its VSAT and other businesses to third party contract manufacturers. HNS’ cost of hardware relates primarily to the cost of direct materials and subsystems (e.g., antennas), salaries and related employment costs for those employees who are directly associated with the procurement and manufacture of its products, and other items of indirect overhead incurred in the procurement and production process. In addition, as it relates to HNS’ Mobile Satellite business, cost of hardware includes certain engineering costs related to the design of a particular project. As HNS has developed new product offerings, it has reduced product costs due to higher levels of component integration, design improvements, and volume increases.

SAC is associated only with HNS’ Consumer business and is comprised of three elements: dealer and customer service representative commissions on new installations/activations, sales and marketing expense, and the cost of hardware and related installation. The portion of SAC related to sales and marketing is expensed as incurred. Dealer and customer service representative commissions are deferred and amortized over the initial contract period as a component of sales and marketing expense. The cost of hardware, including installation, is deferred and amortized over the initial contract period as a component of cost of hardware products sold.

Research and development. Research and development expenses relate to costs associated with the engineering support for existing platforms and development efforts to build new products and software applications. In addition, certain software development costs are capitalized in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” and amortized to research and development costs over their estimated useful lives, not to exceed five years. Research and development costs consist primarily of the salaries of certain members of HNS’ engineering staff burdened with an applied overhead charge. In addition, HNS incurs other costs for subcontractors, material purchases, and other direct costs in support of product developments.

Through September 2004, HNS capitalized the costs associated with the development of its SPACEWAY program. With the change in its business plan relating to SPACEWAY described in “—Factors affecting HNS’ results of operations—SPACEWAY impairment charge,” HNS has discontinued the capitalization of development costs and is expensing them as incurred.

Sales and marketing. Sales and marketing expense consists primarily of the salaries, commissions, and related benefit costs of HNS’ direct sales force and marketing staff, advertising, travel, allocation of facilities, and other directly related overhead costs, as well as other SAC related to its Consumer VSAT business. Dealer and customer service representative commissions are deferred and amortized over the initial contract period as a component of sales and marketing expense. The portion of SAC related to sales and marketing is expensed as incurred.

General and administrative. General and administrative expense relates to costs associated with common support functions, such as accounting and finance, risk management, legal, information technology, administration, human resources, and senior management. These costs consist primarily of the salaries and related employee benefits for those employees who support such functions, as well as facilities, costs for third party service providers (such as outside tax and legal counsel and insurance providers), and depreciation of fixed assets, including real estate.

Impact of the April 2005 transactions

On April 22, 2005, HNS consummated the transactions contemplated by the contribution and membership interest purchase agreement with SkyTerra, DIRECTV, and DTV Networks, dated December 3, 2004. Pursuant to the agreement, DTV Networks contributed to HNS substantially all of its assets and certain liabilities related to its VSAT business, as well as the remaining assets of its SPACEWAY satellite communications platform that is under development and that will not be used in DIRECTV’s direct-to-home satellite broadcasting business. This includes the SPACEWAY 3 satellite which is currently being manufactured by The Boeing Company, certain network operations center facilities, certain other ground facilities and equipment, and intellectual property rights. DIRECTV has retained the SPACEWAY 1 and 2 satellites for use in its direct-to-home video entertainment business, and HNS and DIRECTV have entered into a reciprocal agreement whereby each party provides certain technical assistance services to the other in connection with the operation of their respective satellites. As consideration for the sale to HNS of DTV Networks assets and liabilities, HNS paid DTV Networks $190.7 million in cash, subject to adjustment based principally upon the value of HNS’ working capital, as provided in the contribution agreement. SkyTerra then purchased 50% of HNS’ Class A membership interests from DTV Networks, for $50.0 million in cash and 300,000 shares of SkyTerra common stock, valued at $16.35 per share on December 3, 2004. Upon consummation of the HNS Acquisition, HNS will pay DTV Networks $10.0 million to resolve a dispute with respect to the working capital and other purchase price adjustments; however, if the HNS Acquisition is not consummated and the parties are otherwise unable to resolve the dispute, an independent accounting firm will be retained to determine the final purchase price.

Upon the consummation of the April 2005 transaction in which SkyTerra acquired 50% of HNS’ Class A membership interests, HNS reimbursed both SkyTerra and DIRECTV for all incurred costs, fees, and expenses in connection with the transaction.

HNS is a highly leveraged company. As part of the April 2005 transaction in which SkyTerra acquired 50% of HNS’ Class A membership interests, HNS incurred substantial debt, which has resulted in a significant increase in HNS’ interest expense. Payments required to service this indebtedness have substantially increased HNS’ liquidity requirements as compared to prior years. For more information regarding HNS’ debt structure, see “—Liquidity and capital resources.”

HNS has completed various cost-saving initiatives that were implemented following the closing of the April 2005 transaction in which SkyTerra acquired 50% of HNS’ Class A membership interests. Such initiatives include workforce reductions and changes in HNS’ SPACEWAY operating costs given the realignment of the SPACEWAY project announced in the third quarter of 2004. The realignment of the SPACEWAY project is due both to the contribution of the first two satellites to DIRECTV and also the effective completion of the development phase of the project. This realignment has resulted in the reduction of labor directly associated with the project and also a significant reduction of support personnel and fixed costs that are no longer required. HNS recorded a restructuring charge of $11.0 million in 2004 to reflect these restructuring initiatives. Since a large portion of the terminated employees for whom HNS recorded the restructuring charge in 2004 did not leave HNS’ employ until February 1, 2005, HNS’ 2005 results of operations through such date include labor and associated expenses for such terminated employees.

An additional restructuring charge of $3.0 million was recorded in the second quarter of 2005 relating to $1.6 million of further workforce reductions and $1.4 million for the cancellation cost of leased equipment as a result of HNS’ decision to close one of its network operations centers related to SPACEWAY.

Historically HNS has received certain corporate services provided by DIRECTV (including tax advisory services, treasury/cash management, risk management, internal audit functions, employee benefits, and business insurance) and HNS’ employees have participated in certain DIRECTV-sponsored employee benefit programs. HNS expects that the stand-alone costs for these services will be less than costs historically allocated to the business by DIRECTV. The costs of the services performed by DIRECTV for HNS and the allocation of employee benefit program costs for its employees reflected in the financial statements amounted to $35.9 million in 2004, $41.5 million in 2003 and $35.9 million in 2002. See “Risk factors—Risks related to the business—The separation from DIRECTV has required HNS to incur additional costs to operate as a stand-alone entity and we and HNS face risks associated with the separation and the HNS Acquisition.”

As a result of entering into the December 2004 contribution and membership interest purchase agreement, HNS performed an impairment analysis of its long-lived assets. Based on the purchase price of the assets, HNS determined that the fair value of its net assets at the time of execution of the contribution agreement was $265.9 million, which was $150.3 million less than the carrying amount of HNS’ net assets at the date of the contribution agreement. Accordingly, HNS recognized a $150.3 million impairment provision in the fourth quarter of 2004 relating to the excess of the carrying amount of its net assets over their fair value. In recording the impairment provision, HNS provided a reserve of $5.0 million to reflect certain remaining contract obligations with a vendor that was formerly a related party and allocated the remaining $145.3 million to its long-term assets other than certain real estate assets with an appreciated market value, the VSAT operating lease assets that are recoverable from customer contracts, and the remaining net assets of SPACEWAY which had previously been adjusted to fair value as described above. The April 2005 transaction in which SkyTerra acquired 50% of HNS’ Class A membership interests was accounted for using the historical basis of accounting with the assets and liabilities carried over at their historical values, as reduced by the impairment recorded in the fourth quarter of 2004. At the closing of the HNS Acquisition, HNS’ assets and liabilities will be adjusted to fair value in accordance with SFAS No. 141, “Business Combinations.”

Results of operations

Nine Months Ended September 30, 2005 Compared to September 30, 2004

	Nine Months Ended September 30,		Increase (Decrease)	Percentage Change
	2004	2005
	(in thousands, except percentages)
Revenues:
Services	$283,003	$311,933	$28,930	10%
Hardware sales	299,156	266,845	(32,311)	(11)%

Total revenues	$582,159	$578,778	$(3,381)	(1)%

Revenue by end markets:
North American Enterprise	$255,455	$242,311	$(13,144)	(5)%
International Enterprise	133,989	139,632	5,643	4%
Consumer	118,394	143,979	25,585	22%

Total VSAT	507,838	525,922	18,084	4%

Mobile Satellite	60,160	39,135	(21,025)	(35)%
Carrier	14,161	13,721	(440)	(3)%

Total other	74,321	52,856	(21,465)	(29)%

Total revenues	$582,159	$578,778	$(3,381)	(1)%

Services revenue. Substantially all of HNS’ services revenue is generated by its VSAT business. For the nine months ended September 30, 2005, services revenue increased by $28.9 million, or 10.2%, to $311.9 million from $283.0 million for the nine months ended September 30, 2004. This increase is due primarily to revenue increases in HNS’ Consumer business. Consumer service revenue increased by $20.0 million due to increases in HNS’ subscriber base. HNS’ consumer subscriber base increased from 171,000 at September 30, 2004 to 216,000 at September 30, 2005. ARPU increased slightly from $56 for the nine months ended September 30, 2004 to $57 for the nine months ended September 30, 2005. In HNS’ North America Enterprise market, SME/SOHO revenue increased $5.3 million due to an increase in the number of subscribers. In addition, International service revenue increased by $4.9 million, primarily related to increased services from operations in India and Brazil.

Hardware sales revenue. For the nine months ended September 30, 2005, hardware sales revenue decreased by $32.3 million, or 10.8%, to $266.8 million from $299.1 million for the nine months ended September 30, 2004.

VSAT. For the nine months ended September 30, 2005, VSAT hardware sales revenue decreased by $13.4 million, or 5.9%, to $214.3 million from $227.7 million for the nine months ended September 30, 2004. HNS’ revenues from North America Enterprise customers declined primarily due to $11.9 million of sales related to an individual customer in the lottery business in the first nine months of 2004, which was not replicated in the first nine months of 2005. In addition, in 2004 HNS substantially completed the rollout of equipment for one large contract resulting in a decrease in revenue of $7.3 million. Partially offsetting this item was an increase of $5.6 million in sales of hardware to HNS’ consumer subscribers as HNS continued to add new Consumer Internet subscribers.

Other. For the nine months ended September 30, 2005, hardware sales revenue from HNS’ other businesses decreased by $18.9 million, or 26.4%, to $52.5 million from $71.4 million for the nine months ended September 30, 2004. The decrease is primarily related to the completion of three Mobile Satellite programs in 2004.

Cost of services. For the nine months ended September 30, 2005, cost of services increased by $1.0 million, or 0.5%, to $221.6 million from $220.6 million for the nine months ended September 30, 2004. This increase was the result of the increased subscriber base in the Consumer and SME/SOHO businesses. This larger subscriber base resulted in an increase in satellite capacity lease expense of $9.1 million, an increase in customer care expenses of $2.3 million and an increase in network operations center expenses of $0.2 million. In addition, there was a one time charge of $1.4 million in 2005 related to the termination of lease arrangements for equipment related to the development of a network operations center in Nevada. Offsetting these increases was a reduction in depreciation expense of $14.9 million primarily related to the asset impairment recorded in December 2004.

Cost of hardware products sold. For the nine months ended September 30, 2005, cost of hardware products sold decreased by $32.1 million, or 13.5%, to $206.0 million from $238.1 million for the nine months ended September 30, 2004.

VSAT. For the VSAT segment, costs decreased by $15.0 million or 8.2% to $169.5 million from $184.5 million. This decrease was partially attributable to lower revenue of $13.4 million which required less hardware, installation, and other project support and related costs. Additionally, HNS has continued to experience lower costs in connection with the production and installation of the DW6000 and DW7000 products. The remaining decrease in the VSAT segment was related to lower depreciation of approximately $10.0 million related to the asset impairment recorded in December 2004 and a reduction in equipment under VSAT hardware financing arrangements, as well as reductions in headcount and product costs. These decreases were partially offset by increased engineering and product line support costs of $5.6 million.

Other. For the Other segment, cost of hardware product sold decreased by $17.1 million, or 31.8%, to $36.5 million from $53.6 million. This decrease resulted primarily from reduced project specific engineering efforts due to the substantial completion of three programs. Additionally, costs decreased related to $1.8 million of higher expenses incurred in 2004 due to the termination of leases on test and factory equipment in early 2005.

Research and development. For the nine months ended September 30, 2005, research and development expense decreased by $6.7 million, or 17.4%, to $31.7 million from $38.4 million for the nine months ended September 30, 2004. This decrease was due primarily to a $12.2 million decrease in amortization expense following the impairment of capitalized development costs in 2004 partially offset by a $5.2 million increase in SPACEWAY research and development expenses resulting from DIRECTV’s decision in the third quarter of 2004 to change HNS’ SPACEWAY business plan and therefore discontinue the capitalization of certain development costs.

Sales and marketing. For the nine months ended September 30, 2005, sales and marketing expense increased by $3.7 million, or 6.8%, to $58.0 million from $54.3 million for the nine months ended September 30, 2004. This increase is due primarily to a $5.0 million increase in expenses attributable to commissions and residuals paid to dealers and customer service representatives as a result of the subscriber growth in the Consumer business and a $2.1 million increase in advertising costs primarily related to the placement of additional infomercials. These increased costs were partially offset by a $2.6 million decrease in SPACEWAY marketing efforts due to headcount and other cost reductions attributable to DIRECTV’s decision that HNS would no longer continue to pursue the business plan of the SPACEWAY program as it was originally contemplated and a $1.4 million decrease in HNS’ North America Enterprise business due to other general cost reductions.

General and administrative. For the nine months ended September 30, 2005, general and administrative expense decreased by $21.4 million, or 33.0%, to $43.7 million from $65.1 million for the nine months ended September 30, 2004. This decrease was primarily due to the $10.1 million decrease in pension expense related to pension programs which were not continued following the April 2005 transaction, a $2.2 million decrease in depreciation expense following the asset impairment recorded in December 2004, a $2.2 million decrease related to reductions in the cost of general business insurance and termination of the DIRECTV long term incentive program in which HNS employees participated for which costs were allocated by DIRECTV, a $3.0 decrease in rents and other facilities related costs for facilities retained by DIRECTV and a $1.8 million decrease related to headcount reductions in the VSAT segment.

SPACEWAY Impairment Provision. In the nine months ended September 30, 2004, HNS recorded a SPACEWAY impairment provision of $1,217.8 million after conducting an impairment analysis of its investment in SPACEWAY triggered by decisions made by DIRECTV that it would no longer continue to pursue the business plan of the SPACEWAY program as it was originally contemplated. See “—Factors affecting HNS’s results of operations—SPACEWAY impairment charge.” There was no similar event in the nine months ended September 30, 2005.

Operating income (loss). HNS generated operating income of $17.8 million in the nine months ended September 30, 2005 compared to an operating loss of $1,252.2 million for the nine months ended September 30, 2004, an improvement of $1,270.0 million. The majority of the improvement was attributable to the SPACEWAY impairment provision recorded in 2004. In addition, operating income improved in the VSAT segment for the nine months ended September 30, 2005, as a result of increased revenue primarily in the Consumer business coupled with product cost reductions related to the next generation VSAT terminal and operating expense reductions in the total VSAT business segment.

Interest expense. Interest expense consists primarily of the gross interest costs HNS incurs related to its senior debt facilities, various borrowings by its foreign subsidiaries, and VSAT hardware financing. For the nine months ended September 30, 2005, interest expense increased by $10.4 million, or 191.7%, to $15.8 million from $5.4 million for the nine months ended September 30, 2004. This increase is due primarily to interest incurred on the $325.0 million of term indebtedness entered into in April 2005 in connection with the transaction in which SkyTerra acquired 50% of HNS’ Class A membership interests.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The following table presents HNS’ revenues for the years ended December 31, 2003 and 2004, and the increase or decrease and percentage change between the periods presented:

	Years Ended December 31,		Increase (Decrease)	Percentage Change
	2003	2004
	(in thousands, except percentages)
Revenues:
Services	$328,989	$387,591	$58,602	18%
Hardware sales	422,159	401,759	(20,400)	(5)%

Total revenues	$751,148	$789,350	$38,202	5%

Revenue by end markets:
North American Enterprise	$340,141	$348,267	$8,126	2%
International Enterprise	195,795	188,592	(7,203)	(4)%
Consumer	129,687	159,834	30,147	23%

Total VSAT	665,623	696,693	31,070	5%
Mobile Satellite	73,529	73,015	(514)	(1)%
Carrier	11,996	19,642	7,646	64%

Total other	85,525	92,657	7,132	8%

Total revenues	$751,148	$789,350	$38,202	5%

Services revenue. Substantially all HNS’ services revenue is generated by its VSAT business. For the year ended December 31, 2004, services revenue increased by $58.6 million, or 17.8%, to $387.6 million from $329.0 million for the year ended December 31, 2003. This increase is due primarily to revenue increases in HNS’ Consumer and international Enterprise markets. Consumer service revenue increased by $27.9 million due to increases in HNS’ subscriber base and ARPU. HNS’ consumer subscriber base increased by 41,000 on a net basis from 142,000 at December 31, 2003 to 183,000 at December 31, 2004. ARPU increased approximately $3 in 2004 to $55 from $52 in 2003. International Enterprise services revenue increased $25.1 million primarily due to new customer contracts in Europe and India, including $8.2 million as a result of the depreciation of the United States dollar versus the currencies in which HNS’ international subsidiaries earn revenues (i.e., Euro, Pound Sterling, Indian Rupee and Brazilian Real). The remainder of this increase is attributable primarily to HNS’ North American VSAT business due to an increase in its installed base of sites in its Enterprise, SME, and SOHO markets.

Hardware sales revenue. For the year ended December 31, 2004, hardware sales revenue decreased by $20.4 million, or 4.8%, to $401.8 million from $422.2 million for the year ended December 31, 2003.

VSAT. For the year ended December 31, 2004, VSAT hardware sales revenue decreased by $27.5 million, or 8.2%, to $309.1 million from $336.6 million for the year ended December 31, 2003. HNS’ revenues from North American Enterprise customers declined slightly due to continued pricing pressures, which was partially offset by an increase in the number of units shipped. Revenues from HNS’ international customers declined by $28.8 million despite an approximate doubling in the number of units shipped as HNS transitioned its product line to a new generation of lower-priced hardware and its 2003 VSAT hardware revenue included $25.0 million of sales to a telecommunications company in Africa that was not replicated in 2004. Partially offsetting this decline in HNS’ enterprise hardware business was a $2.2 million increase in revenues from sales of hardware to its consumer subscribers.

Other. For the year ended December 31, 2004, hardware sales revenue from HNS’ other businesses increased by $7.1 million, or 8.3%, to $92.6 million from $85.5 million for the year ended December 31, 2003. The increase is primarily related to sales to European telecommunications providers in HNS’ Carrier Networks business.

Cost of services. For the year ended December 31, 2004, cost of services decreased by $9.3 million, or 3.1%, to $290.5 million from $299.8 million for the year ended December 31, 2003. This decrease is due primarily to hub consolidation as HNS reduced its number of hubs globally from seven to four and eliminated associated costs. In addition, HNS wrote off $7.1 million of accounts receivable in 2003 relating to two new enterprise VSAT customers who defaulted on their services contracts and HNS did not experience a similar write-off of that magnitude in 2004. These declines were partially offset by an increase in transponder lease costs of $11.3 million to $133.3 million in 2004 from $122.0 million in 2003. The effects of the depreciation of the United States dollar versus the currencies in which HNS’ international subsidiaries earn revenues further offset these declines in cost of services. Excluding the impact of the write-off of accounts receivable discussed above, HNS’ cost of services remained relatively flat, while its services revenues increased by $58.6 million, or 18.1%, from 2003 to 2004.

Cost of hardware products sold. For the year ended December 31, 2004, cost of hardware products sold decreased by $52.2 million, or 13.9%, to $322.5 million from $374.7 million for the year ended December 31, 2003. This decrease is due primarily to cost savings of $34.6 million related to a reduction in the per unit manufacturing cost of VSATs in addition to the overall reduction of hardware sales. In addition, cost of hardware products sold in 2003 included $11.3 million relating to inventory write-downs in HNS’ Carrier Networks and international Enterprise businesses and a write-down of a note receivable from a VAR.

Research and development. For the year ended December 31, 2004, research and development expense increased by $22.8 million, or 46.7%, to $71.7 million from $48.9 million for the year ended December 31, 2003. This increase was due primarily to $20.3 million in research and development costs for SPACEWAY resulting from the decision in the third quarter of 2004 to change HNS’ SPACEWAY business plan and therefore discontinue the capitalization of development costs.

Sales and marketing. For the year ended December 31, 2004, sales and marketing expense decreased by $2.8 million, or 3.8%, to $72.6 million from $75.4 million for the year ended December 31, 2003. This decrease is due primarily to $5.2 million in lower commissions as HNS shifted the focus of its consumer sales effort from a dealer network to online sales, with the resulting savings partially offset by a $3.2 million increase in the cost of placing additional infomercials on DIRECTV’s digital television service.

General and administrative. For the year ended December 31, 2004, general and administrative expense decreased by $4.4 million, or 4.8%, to $85.5 million from $89.9 million for the year ended December 31, 2003. In 2003, general and administrative expenses were negatively impacted by a $6.2 million foreign exchange loss, as well as lower employee costs driven by headcount reductions in 2004. These reductions in general and administrative expenses were partially offset by higher outside legal costs of $2.0 million which pertained to a litigation matter that was resolved in the first quarter of 2005.

Restructuring costs. For the year ended December 31, 2004, restructuring costs increased by $6.9 million to $11.0 million from $4.1 million for the year ended December 31, 2003. The 2004 restructuring costs reflect a workforce reduction of 164 employees, or approximately 9% of HNS’ 2004 domestic headcount, and the 2003 restructuring costs reflect the reduction of 171 employees, or approximately 7% of HNS’ 2003 domestic headcount. The 2004 restructuring, which related principally to HNS’ domestic operations, was taken as a result of the realignment of the SPACEWAY program, and HNS implemented the 2003 restructuring in order to reduce its cost structure as it neared the completion of several engineering-intensive Mobile Satellite programs. Severance costs per employee were greater in 2004 due to enhanced severance benefit programs resulting from the News Corporation transaction.

SPACEWAY impairment provision. In the third quarter of 2004, HNS incurred a SPACEWAY impairment charge of $1,217.8 million relating to its SPACEWAY program. See “—Factors affecting HNS’ results of operations—SPACEWAY impairment charge.”

Asset impairment provision. As a result of the execution of the December 2004 contribution and membership interest purchase agreement, HNS performed an impairment analysis of its long-lived assets. Based on the purchase price of the assets in the acquisition, the fair value was determined to be $150.3 million less than the carrying amount.

Operating loss. For the reasons discussed above, operating loss increased by $1,290.8 million from a loss of $141.7 million in 2003 to a loss of $1,432.5 million in 2004.

Interest expense. Interest expense consists primarily of the gross interest costs HNS incurs related to various borrowings by its foreign subsidiaries and VSAT hardware financing. For the year ended December 31, 2004, interest expense decreased by $4.7 million, or 38.8%, to $7.5 million from $12.2 million for the year ended December 31, 2003. This decrease is due primarily to lower interest expense of $2.9 million due to reduced borrowing levels by HNS’ European subsidiary during the year. Further contributing to this decrease is a reduction in interest expense associated with HNS’ domestic VSAT hardware financing.

Other income (expense), net. Other income (expense), net consists of non-operating income less non-operating expenses. For the year ended December 31, 2004, other income (expense), net increased by $9.7 million to $6.5 million from $(3.2) million for the year ended December 31, 2003. This increase is due primarily to a $5.8 million gain recognized in connection with the sale of HNS’ San Diego property, a reduction of $1.3 million in equity losses from affiliates, and a reduction in HNS’ foreign income tax expense of $2.1 million.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

The following table presents HNS’ revenues for the years ended December 31, 2002 and 2003, and the increase or decrease and percentage change between the periods presented:

	Years Ended December 31,		Increase (Decrease)	Percentage Change
	2002	2003
	(in thousands, except percentages)
Revenues:
Services	$313,672	$328,989	$15,317	5%
Hardware sales	409,469	422,159	12,690	3%

Total revenues	$723,141	$751,148	$28,007	4%

Revenue by end markets:
North American Enterprise	$302,668	$340,141	$37,473	12%
International Enterprise	200,490	195,795	(4,695)	(2)%
Consumer	68,232	129,687	61,455	90%

Total VSAT	571,390	665,623	94,233	16%
Mobile Satellite	118,162	73,529	(44,633)	(38)%
Carrier	33,589	11,996	(21,593)	(64)%

Total other	151,751	85,525	(66,226)	(44)%

Total revenues	$723,141	$751,148	$28,007	4%

Services revenue. All of HNS’ services revenue is generated by its VSAT business. For the year ended December 31, 2003, services revenue increased by $15.3 million, or 4.9%, to $329.0 million from $313.7 million for the year ended December 31, 2002. This increase is due primarily to growth in HNS’ Consumer business services revenue of approximately $32.6 million, offset partially by decreases in international Enterprise revenues of $22.1 million. The decrease in HNS’ international Enterprise revenues was attributable to $22.2 million of reduced revenues related to the completion of tasks on two large European projects in the automotive and banking sectors, partially offset by a gain of $7.2 million as a result of the depreciation of the United States dollar versus the currencies in which HNS’ international subsidiaries earn revenues (i.e., Euro, Pound Sterling, Indian Rupee and Brazilian Real). HNS’ consumer subscriber base increased by 28,000 on a net basis from 114,000 customers at the end of 2002 to 142,000 customers at the end of 2003. Consumer revenue growth was also driven by an increase in ARPU from approximately $34 in 2002 to $52 in 2003 due to the migration of customers from a one-way service platform where the customer only received information via a satellite link to a two-way service platform where the customer can both send and receive via satellite. The remainder of the increase is attributable primarily to HNS’ North American VSAT business due to an increase in its installed base of sites in the Enterprise, SME and SOHO markets.

Hardware sales revenue. For the year ended December 31, 2003, hardware sales revenue increased by $12.7 million, or 3.1%, to $422.2 million from $409.5 million for the year ended December 31, 2002.

VSAT. For the year ended December 31, 2003, hardware sales revenue in HNS’ VSAT business increased by $78.9 million, or 30.6%, to $336.6 million from $257.7 million for the year ended December 31, 2002. This increase is due primarily to $36.2 million related to hardware sold to a major lottery services provider in North America and $25.0 million related to a large equipment sale to a single customer in one of HNS’ international markets. Further contributing to this increase is subscriber growth in the Consumer business.

Other. For the year ended December 31, 2003, hardware sales revenue in HNS’ other businesses decreased by $66.3 million, or 43.7%, to $85.5 million from $151.8 million for the year ended December 31, 2002. This change was attributable to a decrease of $60.1 million related to the completion of two large systems programs in HNS’ Mobile Satellite business and a decrease of $8.4 million related to the completion of one large program in its Carrier Networks business, partially offset by a $12.8 million increase in a development program in its Mobile Satellite business. In addition, a decrease of $6.3 million was due to a one-time sale of intellectual property licenses in 2002.

Cost of services. For the year ended December 31, 2003, cost of services increased by $11.9 million, or 4.1%, to $299.8 million from $287.9 million for the year ended December 31, 2002. This increase was due primarily to an increase of $15.3 million in service revenues. In addition there were $7.0 million of one time charges in 2002 which were largely offset by HNS’ write-off in 2003 of $7.1 million of accounts receivable related to two Enterprise VSAT customers who defaulted on their service. The one-time charge in 2002 was a result of renegotiating a contract related to excess transponder capacity. Transponder lease costs declined by $3.8 million from $125.8 million in 2002 to $122.0 million in 2003.

Cost of hardware products sold. For the year ended December 31, 2003, cost of hardware products sold increased by $13.7 million, or 4%, to $374.7 million from $361.0 million for the year ended December 31, 2002. Cost of hardware products sold associated with HNS’ VSAT business increased by $53.7 million, or 22.3%, to $294.0 million primarily due to increased shipments in its Enterprise and Consumer markets offset by a reduction in the per-unit manufacturing cost of VSATs.

Cost of hardware products sold associated with HNS’ Other businesses declined by $40.0 million, or 33.1%, to $80.7 million chiefly due to the revenue declines in its Mobile Satellite and Carrier businesses resulting from the completion of two large system programs.

Research and development. For the year ended December 31, 2003, research and development expense decreased by $8.5 million, or 14.8%, to $48.9 million from $57.4 million for the year ended December 31, 2002. This decrease is due to reduced spending on VSAT development programs of $8.7 million, reduced spending for Carrier Networks products of $3.1 million, and reductions in corporate and other research and development programs of $5.1 million. HNS’ spending on the SPACEWAY program increased by $8.4 million from $10.3 million in 2002 to $18.7 million in 2003.

Sales and marketing. For the year ended December 31, 2003, sales and marketing expense decreased by $14.5 million, or 16.1%, to $75.4 million from $89.9 million for the year ended December 31, 2002. This decrease is due to lower commissions in the amount of $4.5 million as the result of a change in distribution channels from a dealer network to online sales for HNS’ Consumer business. In addition, there was a $7.7 million reduction primarily related to spending on VSAT advertising, $1.1 million reduction in corporate marketing expenses and overall cost savings of $2.6 million resulting primarily from a realignment of HNS’ international sales and marketing organizations. These decreases were offset by HNS’ increased spending of $3.8 million on infomercials on DIRECTV in 2003.

General and administrative. For the year ended December 31, 2003, general and administrative expense remained relatively constant at approximately $89.9 million compared to $90.0 million for the year ended December 31, 2002. General and administrative expense for 2003 reflects a reduction of $7.8 million, consisting primarily of reductions of $5.0 million in facilities, human resources and information technology costs in 2003, and outside legal settlement costs and related expenses of $2.7 million in 2002, offset by increases of $1.7 million in credit card fees in the North American VSAT business and $6.2 million of foreign exchange losses in 2003.

Restructuring costs. For the year ended December 31, 2003, restructuring costs decreased by $6.2 million, or 60.2%, to $4.1 million from $10.3 million for the year ended December 31, 2002. This decrease was a result of a reduction in the size of HNS’ global workforce by 171 employees in 2003 compared to a reduction of 433 employees in 2002, in connection with the completion of major development projects in its Mobile Satellite and Carrier Networks businesses, and downsizing in Europe. HNS’ 2002 restructuring costs were $9.1 million in North America and $1.2 million in Europe.

Interest expense. Interest expense consists primarily of gross interest costs HNS incurs related to various borrowings by its foreign subsidiaries and the VSAT hardware financing arrangements. For the year ended December 31, 2003, interest expense increased by $3.5 million, or 40.2%, to $12.2 million from $8.7 million for the year ended December 31, 2002. This increase is due primarily to increased interest costs of $3.0 million on higher borrowings by one of HNS’ European subsidiaries and interest expense of $0.8 million in connection with a 2003 settlement of a tax assessment, offset by slightly lower interest costs on bank borrowings in India.

Other income (expense), net. Other income (expense), net consists of non operating income less non-operating expenses. For the year ended December 31, 2003, other income (expense), net decreased by $6.9 million, or 68.3%, to $(3.2) million from $(10.1) million for the year ended December 31, 2002. This decrease in expense is due primarily to a reduction of $6.5 million in losses from equity investments and a reduction in HNS’ foreign income tax expense.

Selected segment data

HNS’ operations are comprised of two segments: (i) the VSAT segment, which consists of the North American Enterprise VSAT business, the international Enterprise VSAT business and the Consumer business and (ii) the Other segment, which consists of the Mobile Satellite business and the Carrier Networks business. The following tables set forth HNS’ revenues and operating (loss) income by segment:

	Years Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(in thousands)
Revenues:
VSAT	$571,390	$665,623	$696,693	$507,838	$525,922
Other	151,751	85,525	92,657	74,321	52,856

Total revenues	$723,141	$751,148	$789,350	$582,159	$578,778

	Years Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(in thousands)
Segment operating (loss) income:
VSAT	$(156,072)	$(123,189)	$(1,407,574)	$(1,259,296)	$7,828
Other	(17,299)	(18,465)	(24,925)	7,129	9,930

Total segment operating (loss) income	$(173,371)	$(141,654)	$(1,432,499)	$(1,252,167)	$17,758

Liquidity and capital resources

Nine Months Ended September 30, 2005 Compared to September 30, 2004

Net cash (used in) provided by operating activities. Net cash (used in) provided by operating activities decreased $72.9 million to $(4.8) million for the nine months ended September 30, 2005 from $68.1 million for the nine months ended September 30, 2004. This decrease was due primarily to a reduction in cash flow from changes in operating assets and liabilities of $71.9 million, higher interest expense of $10.4 million attributable primarily to HNS’ new term indebtedness incurred in April 2005, and higher sales and marketing expense of $3.7 million. This reduction was partially offset by an $11.3 million improvement in gross margin (revenues less costs of services and hardware), research and development expense, and general and administrative expense, net of the impact of the change in depreciation expense; and a $2.0 million improvement in other income, net, primarily attributable to additional interest income earned on invested funds.

For the nine months ended September 30, 2005, net cash used by operating activities was principally comprised of $4.5 million net income, increased by $31.1 million of depreciation and amortization, partially offset by a reduction in cash flows from operating assets and liabilities of $41.1 million.

For the nine months ended September 30, 2004, net cash provided by operating activities was principally comprised of $1,257.0 million net loss, partially offset by the $1,217.8 million SPACEWAY impairment provision, $75.7 million of depreciation and amortization and an increase in cash flows from operating assets and liabilities of $30.8 million.

Net cash flows used in investing activities. Net cash used in investing activities decreased $73.4 million, or 53.5%, to $63.7 million for the nine months ended September 30, 2005 from $137.1 million for the nine months ended September 30, 2004. The decrease relates primarily to the $46.6 million decrease in capital expenditures on the SPACEWAY project resulting from DIRECTV’s decision in the third quarter of 2004 that, given the uncertainty of recovery of any additional capitalized costs relating to SPACEWAY in a potential sale or other disposition, all subsequent spending on the SPACEWAY program would be expensed as incurred, other than costs directly related to the construction and launch of SPACEWAY 3. Also contributing to the decrease was $21.0 million, related to decreased capital expenditures on VSAT operating lease hardware.

Net cash flows provided by financing activities. Net cash provided by financing activities increased $125.3 million, or 247.4%, to $176.0 million for the nine months ended September 30, 2005 from $50.7 million for the nine months ended September 30, 2004. This increase relates primarily to the borrowing of $325.0 million under the credit facilities, partially offset by the $190.7 million payment to DTV Networks in connection with the April 2005 transactions, $10.5 million of fees and expenses relating to the issuance of the credit facilities, and $18.4 million of fees and expenses related to the April 2005 transactions.

Capital expenditures for the nine months ended September 30, 2004 and September 30, 2005 consists of the following:

	Nine Months Ended September 30,		Increase (Decrease)
	2004	2005
	(in thousands)
Capital expenditures
SPACEWAY program	$60,604	$14,000	$(46,604)
VSAT operating lease hardware	24,742	3,711	(21,031)
Capitalized software	12,308	9,766	(2,542)
Other capital expenditures—VSAT	21,776	17,068	(4,708)
Capital expenditures—other	4,762	1,198	(3,564)

Total capital expenditures	$124,192	$45,743	$(78,449)

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net cash provided by operating activities. Net cash provided by operating activities increased by $37.2 million, or 73.5%, to $87.8 million for the year ended December 31, 2004 from $50.6 million for the year ended December 31, 2003. The increase was primarily due to the $99.7 million increase in gross margin (revenues less costs of services and hardware). This improvement was partially offset by a reduction in cash flow from changes in operating assets and liabilities of $43.4 million, higher research and development expense of $22.8 million and an increase in restructuring costs of $6.9 million. For the year ended December 31, 2004, net cash provided by operating activities was principally comprised of a $1,433.5 million net loss, offset by $1,368.0 million of non-cash impairment provisions, $97.0 million of depreciation and amortization and an increase in cash flows from operating assets and liabilities of $62.0 million. For the year ended December 31, 2003, net cash provided by operating activities was principally comprised of a $157.0 million net loss, offset by $94.8 million of depreciation and amortization and an increase in cash flows from operating assets and liabilities of $105.4 million.

Net cash flows used in investing activities. Net cash used in investing activities decreased $94.0 million, or 43.4%, to $122.8 million for the year ended December 31, 2004 from $216.8 million for the year ended December 31, 2003. The decrease relates primarily to the $75.6 million decrease in capital expenditures on the SPACEWAY project resulting from DIRECTV’s decision in the third quarter of 2004 that, given the uncertainty of recovery of any additional capitalized costs relating to SPACEWAY in a potential sale or other disposition, all subsequent spending on the SPACEWAY program would be expensed as incurred, other than costs directly related to the construction and launch of SPACEWAY 3. Also contributing to the decrease was $17.0 million of cash received from the sale of HNS’ San Diego property in the fourth quarter of 2004 and a $9.8 million reduction, to $27.7 million, related to capital expenditures on VSAT operating lease hardware. Expenditures to increase operational capacity relate principally to expansion of shared hub operations, improvements in HNS’ network operations center and other capacity enhancements.

Net cash flows provided by financing activities. Net cash provided by financing activities decreased $128.7 million, or 95%, to $7.1 million for the year ended December 31, 2004 from $135.8 million for the year ended December 31, 2003. This decrease relates primarily to a $147.1 million decrease in investments made by DIRECTV in connection with the SPACEWAY program realignment. HNS’ financing activities for the year ended December 31, 2004 were principally comprised of $52.4 million of cash invested by DIRECTV and $31.3 million of new borrowings related to VSAT hardware financing, partially offset by $66.1 million of repayments of borrowings related to VSAT hardware financing and an $10.1 million net reduction in other borrowings by HNS’ foreign subsidiaries. HNS’ financing activities for the year ended December 31, 2003 were principally comprised of $199.5 million of cash invested by DIRECTVand $46.8 million of new borrowings related to VSAT hardware financing, partially offset by $59.0 million of repayments of borrowings related to VSAT hardware financing and a $50.1 million net reduction in other borrowings by HNS’ foreign subsidiaries.

Capital expenditures for the years ended December 31, 2003 and December 31, 2004 consists of the following:

	Years Ended December 31,		Increase (Decrease)
	2003	2004
	(in thousands)
Capital expenditures
SPACEWAY program	$136,198	$60,584	$(75,614)
VSAT operating lease hardware	37,520	27,724	(9,796)
Capitalized software	20,073	16,673	(3,400)
Other capital expenditures—VSAT	10,429	28,154	17,725
Capital expenditures—other	11,309	5,696	(5,613)

Total capital expenditures	$215,529	$138,831	$(76,698)

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net cash provided by operating activities. Net cash provided by operating activities increased by $184.6 million to $50.6 million for the year ended December 31, 2003 from net cash used by operating activities of $134.0 million for the year ended December 31, 2002. The increase was due primarily to improvements in cash flow from changes in operating assets and liabilities of $152.5 million, lower research and development expense of $8.5 million, lower sales and marketing expense of $14.5 million, lower restructuring costs of $6.2 million and lower equity in losses from unconsolidated affiliates of $6.5 million. For the year ended December 31, 2003, net cash provided by operating activities was principally comprised of a $157.0 million net loss, offset by $94.8 million of depreciation and amortization and an increase in cash flows from operating assets and liabilities of $105.4 million. For the year ended December 31, 2002, net cash used by operating activities was principally comprised of a $192.2 million net loss and a decrease in cash flows from operating assets and liabilities of $47.1 million, partially offset by $97.5 million of depreciation and amortization.

Net cash flows used in investing activities. Net cash used in investing activities decreased $249.2 million, or 53.5%, to $216.8 million for the year ended December 31, 2003 from $466.0 million for the year ended December 31, 2002. The decrease relates primarily to a $217.9 million decrease in capital expenditures related to the SPACEWAY project. In addition, HNS reduced its investments in VSAT operating lease hardware by $15.0 million and its capital spending in its VSAT business by $15.5 million.

Net cash flows provided by financing activities. Net cash provided by financing activities decreased $471.5 million, or 78%, to $135.8 million for the year ended December 31, 2003 from $607.3 million for the year ended December 31, 2002. This decrease relates primarily to a $396.4 million decrease in investments made by DIRECTV principally related to the reduced development costs resulting from the progression of the SPACEWAY program. HNS’ financing activities for the year ended December 31, 2003 were principally comprised of $199.5 million of cash invested by DIRECTV and $46.8 million of new borrowings related to VSAT hardware financing, partially offset by $59.0 million of repayments of borrowings related to VSAT hardware financing and a $50.1 million net reduction in borrowings by HNS’ foreign subsidiaries. HNS’ financing activities for the year ended December 31, 2002 were principally comprised of $595.9 million of cash invested by DIRECTV, $64.0 million of new borrowings related to VSAT hardware financing and a $0.7 million net increase in other borrowings by HNS’ foreign subsidiaries, partially offset by $47.3 million of repayments of borrowings related to VSAT hardware financing.

Capital expenditures for the years ended December 31, 2002 and December 31, 2003 consisted of the following:

	Years Ended December 31,		Increase (Decrease)
	2002	2003
	(in thousands)
Capital expenditures
SPACEWAY program	$354,099	$136,198	$(217,901)
VSAT operating lease hardware	52,547	37,520	(15,027)
Capitalized software	20,349	20,073	(276)
Other capital expenditures—VSAT	25,913	10,429	(15,484)
Capital expenditures—other	15,141	11,309	(3,832)

Total capital expenditures	$468,049	$215,529	$(252,520)

Future Liquidity Requirements

HNS expects that its principal future liquidity requirements will be for debt service, the costs to complete and launch the SPACEWAY 3 satellite, and, to a lesser extent, other capital expenditures. Pursuant to the transaction in which SkyTerra acquired 50% of HNS’ Class A membership interests, HNS incurred $325.0 million of term indebtedness with a floating interest rate and obtained a $50.0 million revolving credit facility which was undrawn at September 30, 2005. The $325.0 million is comprised of a first lien credit facility of $275.0 million and a second lien credit facility of $50.0 million. At September 30, 2005, outstanding borrowings under the first lien credit facility are at 7.625% and outstanding borrowings under the second lien credit facility are at 11.875%. Principal repayment for both credit facilities starts on June 30, 2007, and the final payment is due on April 22, 2012 for the first lien credit facility and April 22, 2013 for the second lien credit facility. The $50.0 million revolving credit facility is available under the first lien credit agreement for borrowings and for issuance of letters of credit. At September 30, 2005, HNS had issued letters of credit totaling $10.3 million under the revolving credit facility.

The agreements governing the credit facilities require HNS to comply with certain affirmative and negative covenants, for as long as there is any debt balance outstanding and the credit agreements are in effect. Affirmative covenants include items such as preserving HNS’ businesses and properties, maintaining insurance over its assets, paying and discharging all material taxes when due, and furnishing the lenders’ administrative agents HNS’ financial statements for each fiscal quarter and fiscal year, certificates from a financial officer certifying that no Event of Default or Default has occurred during the fiscal period being reported, and reports setting forth the computation of and compliance with certain negative financial covenants, litigation and other notices, compliance with laws, maintenance of records, and other such customary covenants. Negative covenants include limitations on additional indebtedness, liens, sale and lease back transactions, investments and loans and advances, mergers, consolidations, sale of assets and acquisitions, payment of dividends and distributions, certain transactions with affiliates, and other covenants customary to credit agreements. In addition, HNS is required to comply with certain financial covenants including leverage ratios (debt to adjusted EBITDA, as defined in the agreements), interest coverage ratios (adjusted EBITDA to interest) and certain limits on capital expenditure for the four quarter period up to and including the fiscal quarter being reported. HNS has been in compliance with all of its debt covenants since the placement of the credit facilities and through September 30, 2005.

Based on HNS’ current and anticipated levels of operations and conditions in its markets and industry, HNS believes that its cash on hand, cash flow from operations and availability under the revolving credit facility will enable it to meet its working capital, capital expenditure, including construction costs for SPACEWAY, debt service, research and development and other funding requirements for the foreseeable future. However, HNS’ ability to fund its working capital needs, research and development activities, debt payments and other obligations, and to comply with the financial covenants under its debt agreements, depends on its future operating performance and cash flow, which are in turn subject to prevailing economic conditions, the level of spending by HNS’ customers and other factors, many of which are beyond HNS’ control. Any future acquisitions, joint ventures, or other similar transactions will likely require additional capital and there can be no assurance that any such capital will be available to HNS on acceptable terms, if at all.

Contractual Obligations

The following table sets forth HNS’ contractual obligations and capital commitments as of December 31, 2004 on a pro forma basis as if the $325.0 million of term indebtedness had been borrowed on December 31, 2004:

	Payments Due By Year
	Total	2005	2006	2007	2008	2009	Thereafter
	(in thousands)
Term indebtedness	$325,000	$—	$—	$2,438	$3,250	$3,250	$316,062
Operating leases, primarily real property	23,461	9,895	4,091	3,059	2,229	3,426	761
Services contract (1)	25,100	10,225	11,900	2,975	—	—	—
Construction contract for SPACEWAY 3	49,000	17,000	22,000	10,000	—	—	—
VSAT hardware financing obligations	80,687	44,375	18,169	12,821	3,795	1,367	160
Transponder lease obligations	469,711	126,833	99,365	67,078	41,759	31,557	103,119
Hughes Escort Communications Limited debt	6,387	5,257	778	352	—	—	—
Due to affiliates	17,463	—	8,496	8,967	—	—	—

Total	$996,809	$213,585	$164,799	$107,690	$51,033	$39,600	$420,102

(1)	Amount represents a cumulative commitment over the 27 months ended March 31, 2007, for which HNS has provided a valuation reserve of $5.0 million.

Additional details regarding these obligations are provided in the notes to the consolidated financial statements included elsewhere in this prospectus.

Commitments and Contingencies

In 2002, the Department of Revenue Intelligence, or DRI, in India initiated an action against a former affiliate and customer of HNS’, Hughes Tele.com (India) Ltd., HTIL, relating to alleged underpayment of customs duty and misclassification of import codes. The DRI action was also directed against HNS and other HTIL suppliers whose shipments are the focus of that action. HTIL, renamed Tata Teleservices (Maharashtra) Ltd., TTML, after the Tata Group purchased HNS’ equity interest in December 2003, is the principal party of interest in this action. HNS together with the other named suppliers are potentially liable for penalties in an amount of up to five times the underpayment of duty if HNS is found to have aided HTIL in avoiding duty. In connection with HNS’ sale to the Tata Group, HNS did not indemnify TTML in relation to its own potential liability in this matter. Currently, the parties have filed replies to the DRI’s allegations and expect that the matter will be resolved in a forum known as the Settlement Commission.

Following a voluntary disclosure by DIRECTV and DTV Networks in June 2004, DIRECTV and DTV Networks entered into a consent agreement with the U.S. Department of State in January 2005 regarding alleged violations of the International Traffic in Arms regulations involving exports of technology related to the VSAT business primarily to China. As part of the consent agreement, which applies to HNS, one of HNS’s subsidiaries was debarred from conducting certain international business. HNS is now eligible to seek reinstatement and intends to do so in the near future. In addition, HNS is required to enhance its export compliance program to avoid future infractions. As a result of the voluntary disclosure and the consent agreement, HNS is currently unable to perform its obligations under certain contracts in China and Korea addressed by the consent agreement, and if ultimately unable to perform, HNS may be liable for certain damages of up to $5.0 million as a result of its non-performance. In November 2005, HNS received notice that one of its customers in China filed a demand for arbitration with the International Center for Dispute Resolution, a division of the American Arbitration Association.

HNS is also involved in various claims and lawsuits arising in the normal conduct of its business. HNS’ management is not aware of any claims or adverse developments with respect to such matters which will have a material adverse effect on its consolidated financial position, results of operations, cash flows or ability to conduct its business. In addition, DIRECTV is contingently liable as a guarantor of HNS’ performance obligations under certain VSAT service and Mobile Satellite contracts up to a maximum aggregate amount of $33.0 million. Under the contribution agreement, HNS will use its commercially reasonable efforts to replace or remove these DIRECTV guarantees. In the event that HNS cannot replace them, HNS would be obligated to indemnify DIRECTV in the event that DIRECTV is required to pay out any amounts under these guarantees.

Off-Balance Sheet Arrangements

HNS is required to issue standby letters of credit and bonds primarily to support certain sales of its equipment to international government customers. These letters of credit are either bid bonds to support RFP bids, or to support advance payments made by customers upon contract execution and prior to equipment being shipped, or guarantees of performance issued in support of HNS’ warranty obligations. Bid bonds typically expire upon the issue of the award by the customer. Advance payment bonds expire upon receipt by the customer of equipment, and performance bonds expire typically when the warranty expires, generally one year after the installation of the equipment.

As of September 30, 2005, $14.7 million of our contractual obligations to customers and other statutory/governmental agencies were secured by letters of credit issued through the credit facilities of HNS and its subsidiaries (excluding the Indian subsidiaries). Additionally, DIRECTV and DTV Networks remained as account parties to letters of credit aggregating $3.9 million which also serves to secure HNS’ obligations to customers and statutory/governmental agencies. HNS intends to replace the letters of credit which are currently supported by DIRECTV and DTV Networks with letters of credit issued under HNS’ credit facilities. HNS will be required to indemnify DIRECTV or DTV Networks in the event that any amounts are drawn or DIRECTV or DTV Networks is required to make any payments related to letters of credit.

Seasonality

Like many communications infrastructure equipment vendors, a significant amount of HNS’ hardware sales occur in the second half of the year due to HNS’ customers’ annual procurement and budget cycles. Large enterprises and operators usually allocate their capital expenditure budgets at the beginning of their fiscal year (which often coincides with the calendar year). The typical sales cycle for large complex system procurements is 6 to 12 months which often results in the customer expenditure occurring towards the end of the year. Customers often seek to expend the budgeted funds prior to the end of the year and the next budget cycle. As a result, interim results are not indicative of the results to be expected for the full year.

Inflation

Historically, inflation has not had a material effect on HNS’ results of operations.

Certain Relationships and Related Transactions

For a discussion of related-party transactions, see “Certain relationships and related party transactions” and Note 16 of the notes to HNS’ combined consolidated financial statements included elsewhere in this document.

Quantitative and Qualitative Disclosures About Market Risk

The following discussion and the estimated amounts generated from the sensitivity analyses referred to below include forward-looking statements of market risk which assume for analytical purposes that certain adverse market conditions may occur. Actual future market conditions may differ materially from such assumptions because the amounts noted below are the result of analyses used for the purpose of assessing possible risks and the mitigation thereof. Accordingly, you should not consider the forward-looking statements as projections by HNS of future events or losses.

General

HNS’ cash flows and earnings are subject to fluctuations resulting from changes in foreign currency exchange rates, interest rates and changes in the market value of its equity investments. HNS manages its exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. HNS enters into derivative instruments only to the extent considered necessary to meet its risk management objectives and does not enter into derivative contracts for speculative purposes.

Foreign Currency Risk

HNS generally conducts its business in United States dollars. However, as some business is conducted in a variety of foreign currencies, HNS is exposed to fluctuations in foreign currency exchange rates. HNS’ objective in managing its exposure to foreign currency changes is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. Accordingly, HNS may enter into foreign exchange contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments and anticipated foreign currency transactions. The gains and losses on derivative foreign exchange contracts offset changes in value of the related exposures. As of September 30, 2005, HNS had no significant foreign currency exchange contracts outstanding. The impact of a hypothetical 10% adverse change in exchange rates on the fair values of foreign currency denominated assets and liabilities would be an estimated loss of $2.2 million at September 30, 2005.

Market Risk

HNS has a significant amount of cash. HNS has invested this cash in short-term investments which are subject to market risk due to changes in interest rates. HNS has established an investment policy which governs its investment strategy and stipulates that it diversify its investments among United States Treasury securities and other high credit quality debt instruments that HNS believes to be low risk. HNS is averse to principal loss and seeks to preserve its invested funds by limiting default risk and market risk.

HNS is subject to fluctuating interest rates, which may adversely impact its consolidated results of operations and cash flows. HNS had outstanding debt of $383.2 million at September 30, 2005 which consisted primarily of variable rate borrowings of $325.0 million. As of September 30, 2005, the hypothetical impact of a one percentage point increase in interest rates related to our outstanding variable rate debt would be to increase annual interest expense by approximately $3.2 million.

Critical Accounting Policies

HNS’ discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires HNS to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. HNS evaluates these estimates and assumptions on an ongoing basis. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and conditions.

Revenue Recognition

Service revenues and hardware sales, excluding lease revenues, are recognized as services are rendered or products are installed or shipped to third party installer and as title passes to those customers. In situations where customer offerings represent a bundled arrangement for both services and hardware, revenue elements are separated into their relevant components (services or hardware) for revenue recognition purposes.

Hardware sales totaling $58.0 million, $55.8 million, and $55.3 million in the years ended December 31, 2004, 2003, and 2002, respectively, represent annual revenues under VSAT hardware operating leases with customers which are funded by a third-party financial institution and for which HNS has retained a financial obligation to the financial institution. At the inception of the operating lease, HNS receives cash from the financial institution for a substantial portion of the aggregate lease rentals and recognizes a corresponding liability to the financial institution. Hardware lease revenues are recognized over the term of the operating lease. HNS capitalizes the book value of the installed equipment used to provide services to the customer as VSAT operating lease hardware and amortizes these costs over the term of the customer lease agreement. Revenues from these customer contracts are not recorded until they are earned on a month-to-month basis.

Revenues are also earned from long-term contracts for the sale of mobile satellite communications systems. Sales under these long-term contracts are recognized using the percentage-of-completion (cost-to-cost) method of accounting. Under this method, sales are recorded equivalent to costs incurred plus a portion of the profit expected to be realized, determined based on the ratio of costs incurred to estimated total costs at completion. Profits expected to be realized on long-term contracts are based on estimates of total sales value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are recorded in the accounting period in which the revisions are made. This requires HNS to develop estimates of the costs to complete contracts and to adjust the estimates as progress is made on the contracts. Changes to the estimated cost at completion impact the amount of revenue and profit (loss) recognized. Estimated losses on contracts are recorded in the period in which they are identified.

Impairment of Long-Lived Assets

HNS evaluates the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances warrant such a review. HNS considers the carrying value of a long-lived asset impaired when the anticipated undiscounted future cash flow from such asset is separately identifiable and is less than its carrying value. In that event, HNS recognizes a loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. HNS determines fair value primarily using the estimated future cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved, and other valuation techniques. HNS determines losses on long-lived assets to be disposed of in a similar manner, except that it reduces the fair value for the cost of disposal. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

Income Taxes

HNS is a limited liability company and, as such, U.S. Federal and domestic state income taxes are the direct responsibility of its members. Accordingly, no amounts for United States Federal or domestic state income taxes have been reflected in the financial statements. Foreign income taxes for HNS’ consolidated foreign subsidiaries are reflected in the combined consolidated financial statements in other expenses.

Subscriber Acquisition Costs

Subscriber acquisition costs are incurred to acquire new consumer subscribers. SAC consists of dealer and customer service representative commissions on new installations, and, in certain cases, the cost of hardware and installation provided to customers at the inception of service. SAC is deferred when a customer commits to a 12- to 15-month service agreement, and amounts deferred are amortized to expense over the commitment period as the related service revenue is earned. Customers who receive hardware and installation under these service agreements have a higher monthly service rate than is charged to customers who purchase their equipment outright at the inception of service. HNS monitors the recoverability of subscriber acquisition costs and is entitled to an early termination fee (secured by customer credit card information obtained up-front) if the subscriber cancels service prior to the end of the commitment period. The recoverability of deferred subscriber acquisition costs is reasonably assured through the increased monthly service fee charged to customers, the ability to recover the equipment, or the ability to charge an early termination fee.

Software Development Costs

Other assets include certain software development costs capitalized in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Deferred software costs are amortized using the straight-line method over their estimated useful lives, not in excess of five years. Software program reviews are conducted at least annually to ensure that capitalized software development costs are not impaired and that costs associated with programs that do not generate revenues are expensed. Software development costs capitalized at December 31, 2004 were written off as a result of the asset impairment analysis.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4”, or SFAS No. 151. SFAS No. 151 amends ARB 43, Chapter 4 to clarify the accounting for idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 requires that these types of costs be recognized as current period expenses when incurred. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard is not expected to have a significant impact on HNS’ consolidated results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets—an amendment of Accounting Principles Board Opinion No. 29” or SFAS No. 153. SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets of APB Opinion No. 29 and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a significant impact on HNS’ consolidated results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment”, a revision of SFAS No. 123, or SFAS No. 123R. SFAS No. 123R requires entities to recognize compensation expense for all share-based payments to employees, including stock options, based on the estimated fair value of the instrument on the date it is granted. The expense will be recognized over the vesting period of the award. SFAS No. 123R is effective for HNS for annual periods beginning after December 15, 2005 and provides entities two transition methods. Under the modified prospective method, compensation expense is recognized beginning with the effective date for all awards granted to employees prior to the effective date that are unvested on the effective date. The modified retrospective method is a variation of the modified prospective method, except entities can restate all prior periods presented or prior interim periods in the year of adoption using the amounts previously presented in the pro forma disclosure required by SFAS No. 123. As HNS currently accounts for share-based payments using the fair value method under SFAS No. 123, HNS does not expect the adoption of SFAS No. 123R to have a material impact on its results of operations or financial position.

THE DISTRIBUTION

Reasons for the Distribution

SkyTerra believes that the separation of its interests in HNS and the MSV Joint Venture and TerreStar will enhance stockholder value by enabling each business to pursue objectives appropriate for their specific needs. In addition, SkyTerra believes that each business will have greater access to capital, as investors interested solely in one of the businesses will have the opportunity to invest in that specific business, while investors interested in both business could invest in each separately. By contrast, today investors interested in only one of SkyTerra’s businesses may not invest at all.

We expect to focus on managing and growing HNS’ position in the enterprise and consumer VSAT markets, as well as exploring other complementary opportunities. By contrast, SkyTerra is actively pursuing a business combination with other members of the MSV Joint Venture and other TerreStar stockholders that would, if consummated, result in control of the MSV Joint Venture and TerreStar residing in a single entity, enabling the MSV Joint Venture and TerreStar to better execute their strategies to roll out mobile satellite system networks with an ancillary terrestrial component, or ATC, and offer users affordable and reliable voice and high-speed data communications service from virtually anywhere in North America. To that end, on September 22, 2005, SkyTerra executed a non-binding letter of intent with Motient Corporation, or Motient, TMI Communications and Company, or TMI, and the other partners in the MSV Joint Venture and other stockholders in TerreStar that would result in the consolidation of the ownership of the MSV Joint Venture and TerreStar into Motient.

Distribution Structure and Distribution Ratio

In the distribution, SkyTerra will distribute to its stockholders and Series 1-A and 2-A warrant holders 100% of our outstanding common stock.

For every one share of SkyTerra common or non-voting common stock that you hold at the close of business on •, 2006, the record date, you will receive one-half of one share of our common stock (or, if you are a holder of SkyTerra preferred stock or Series 1-A and 2-A warrants, you will receive one-half of one share of our common stock for each share of SkyTerra common stock issuable upon conversion or exercise of such preferred stock or warrants held on the record date; the other warrants outstanding to acquire SkyTerra common stock do not provide the right to receive dividends or distributions and, therefore, will not participate in the distribution). For example, if you own 100 shares of SkyTerra common stock, you will receive 50 shares of our common stock. Immediately after the distribution, you will own our common stock as well as continue to own SkyTerra stock or warrants. Fractional shares will not be distributed. Fractional shares will be aggregated and, after the distribution, sold in the public market by the distribution agent and the aggregate net cash proceeds will be distributed ratably to those stockholders of record otherwise entitled to fractional interests. See “Manner of Effecting the Distribution” below.

Distribution Agent

The distribution agent is •.

Manner of Effecting the Distribution

The distribution will be made, at no charge, on, •, 2006, the distribution date, to each holder of SkyTerra’s common stock, non-voting common stock, preferred stock and Series 1-A and 2-A warrants who is a record holder on •, 2006, the record date. Prior to the distribution date, SkyTerra will deliver all outstanding shares of our common stock to the distribution agent for distribution. The distribution agent will mail, beginning on or about the distribution date, certificates representing such shares to SkyTerra stockholders and Series 1-A and 2-A warrant holders of record on the record date. Each SkyTerra common or non-voting common stockholder will receive one-half of one share of our common stock for every share of SkyTerra common stock owned by it of record on the record date, subject to the treatment of fractional shares described below. Each SkyTerra preferred stockholder and Series 1-A and 2-A warrant holder will receive one-half of one share of our common stock for each share of SkyTerra common stock issuable upon conversion or exercise of such preferred stock or warrants held on the record date.

SkyTerra stockholders and Series 1-A and 2-A warrant holders will not be required to pay for the shares of our common stock received in the distribution, or to surrender or exchange SkyTerra securities in order to receive our common stock. No vote of SkyTerra stockholders is required or sought in connection with the distribution, and SkyTerra stockholders have no appraisal rights in connection with the distribution.

No certificates or scrip representing fractional shares will be issued to SkyTerra stockholders or Series 1-A and 2-A warrant holders as part of the distribution. In lieu of receiving fractional shares of our common stock, each record holder of common stock, non-voting common stock, preferred stock or Series 1-A or 2-A warrants of SkyTerra who would otherwise be entitled to receive a fractional interest in our common stock will receive cash. The distribution agent will, as soon as practicable after the distribution date, aggregate and sell all such fractional interests in the over-the-counter market at then-prevailing market prices and distribute the aggregate proceeds (net of brokerage fees) ratably to SkyTerra holders of record otherwise entitled to fractional interests. See “Material U.S. Federal Income Tax Consequences” below for a discussion of the federal income tax treatment of fractional interests.

IN ORDER TO BE ENTITLED TO RECEIVE OUR COMMON STOCK IN THE DISTRIBUTION, SKYTERRA STOCKHOLDERS AND SERIES 1-A AND 2-A WARRANT HOLDERS MUST BE HOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON THE RECORD DATE, •, 2006.

Results of the Distribution

Immediately after the distribution, SkyTerra will not own any of our capital stock; we will not own any of SkyTerra’s capital stock; and we and SkyTerra will operate as separate public companies. We have entered into a separation agreement and tax sharing agreement with SkyTerra. These agreements govern the on-going relationship between us and SkyTerra after the distribution. See “Certain Relationships and Related Party Transactions.”

The number and identity of our common stockholders immediately after the distribution but before the consummation of the rights offering, will be the number and identity of stockholders and Series 1-A and 2-A warrant holders of SkyTerra on the record date (treating SkyTerra’s preferred stock and warrants on an as converted or exercised basis) subject to the treatment of fractional shares described above. Immediately after the distribution but before the consummation of the rights offering, we expect to have approximately 700 holders of record of our common stock and approximately • million shares of our common stock outstanding, based on the number of holders of record and outstanding SkyTerra common stock, non-voting common stock, preferred stock and Series 1-A and 2-A warrants on •, 2006, and the distribution ratio of one-half of one share of our common stock for every share of common stock of SkyTerra outstanding or issuable upon exercise or conversion of SkyTerra’s. The actual number of shares of common stock to be distributed will be determined as of the record date. The distribution will not affect the number of outstanding common stock, non-voting common stock, preferred stock or Series 1-A or 2-A warrants of SkyTerra or any rights of SkyTerra security holders.

Internal Restructuring Prior to the Distribution

Prior to the distribution, SkyTerra transferred all of its assets, liabilities and operations other than those associated with the MSV Joint Venture and TerreStar to us, so that in general:

•	the assets, liabilities and operations associated with the HNS, ESP and AfriHUB businesses and certain minority investments in entities including Edmunds Holdings, Inc., Data Synapse, Inc. and Hughes Systique Corporation, along with all of SkyTerra’s cash as of the distribution date, excluding $10.0 million, and certain other liabilities expressly allocated to us, are ours; and

•	the assets and liabilities associated with SkyTerra’s interest in the MSV Joint Venture and its stake in TerreStar remain under the ownership and control of SkyTerra, along with $10.0 million in cash. Upon a change of control of SkyTerra, including the consummation of the proposed merger with Motient referred to below, its remaining cash will be transferred to us.

We have entered into a separation agreement with SkyTerra. The separation agreement effected, on January 1, 2006, the transfer, by way of contribution, from SkyTerra to us of the assets related to our business, and the assumption by us of certain liabilities and will govern the relationship between SkyTerra and us after the distribution. Under the separation agreement, we will provide SkyTerra with use of our premises and certain of our facilities, such as information technology and communications equipment and services, at such premises from January 1, 2006 through the earlier of (a) December 31, 2006 or (b) a change of control of SkyTerra, including the consummation of the proposed merger with Motient. In the future, we also expect to utilize HNS’ facilities. The separation agreement also contains agreements relating to indemnification and access to information. We have also entered into a tax sharing agreement with SkyTerra, under which we generally agree to be responsible for, and to indemnify SkyTerra and its subsidiaries against, all tax liabilities imposed on or attributable to (i) us and any of our subsidiaries relating to all taxable periods and (ii) SkyTerra and any of its subsidiaries for all taxable periods or portions thereof ending on or prior to a change of control of SkyTerra, including the consummation of the proposed merger with Motient, in each case, after taking into account any tax attributes of SkyTerra or any of its subsidiaries that are available to offset such tax liabilities. Notwithstanding the foregoing, we are not responsible for any taxes relating to the MSV Joint Venture, TerreStar or a change of control, including the consummation of the proposed merger with Motient. Additionally, under the tax sharing agreement, SkyTerra is responsible for, and indemnifies us and our subsidiaries against, all tax liabilities imposed on or attributable to a change of control of SkyTerra, including the consummation of the proposed merger with Motient, the MSV Joint Venture and TerreStar relating to all taxable periods, and SkyTerra and any of its subsidiaries relating to all taxable periods or portions thereof beginning and ending after a change of control, including the consummation of the proposed merger with Motient. The tax sharing agreement also generally provides for the preparing and filing of tax returns and the handling, settling and contesting of tax liabilities for all taxable periods. In addition, after the distribution, certain of our executives and employees will also be employed by SkyTerra until the earlier of (i) their resignation, (ii) their termination by SkyTerra or (iii) a change of control of SkyTerra, including the consummation of the proposed merger with Motient. See “Certain Relationships and Related Party Transactions.”

Trading of Our Common Stock

We expect that our common stock will be quoted on the OTC Bulletin Board under the trading symbol “•.” In order for our common stock to be eligible to be traded on the OTC Bulletin Board we will need to make filings pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and be sponsored by a broker-dealer who is a member of the National Association of Securities Dealers, Inc.

THE RIGHTS OFFERING

Immediately following the distribution by SkyTerra of our common stock in the spin-off, we are distributing at no charge to the holders of our common stock non-transferable subscription rights to purchase up to an aggregate of • shares of our common stock at a cash subscription price of $• per share. The rights offering is being made to raise equity in order to repay the loan from certain of the Apollo Stockholders evidenced by the Promissory Note. In the Commitment Letter, such Apollo Stockholders agreed to exercise their rights (including their over-subscription privileges) so that they purchase all of the shares not subscribed for by other stockholders in the rights offering, up to the maximum amount of the loan, which is $100.0 million. Therefore, we are assured of selling at least • shares and receiving minimum gross proceeds of $100.0 million. See “The HNS Acquisition.”

BUSINESS

Overview

We operate our business principally through HNS, a leading developer, manufacturer, installer and provider of advanced satellite based networks and services for businesses, governments and consumers worldwide. Our businesses were owned and operated by SkyTerra until January 1, 2006, when, in anticipation of the distribution, SkyTerra transferred all of our assets to us, and we assumed certain liabilities, pursuant to a separation agreement between us and SkyTerra. On April 22, 2005, SkyTerra acquired 50% of the voting, or Class A, membership interests of HNS from DIRECTV and became HNS’ managing member. On November 10, 2005, we entered into an agreement to purchase the 50% of HNS’ Class A membership interests that we do not currently own, subject to various closing conditions. See “The HNS Acquisition.” In addition, SkyTerra historically operated through other complementary companies in the telecommunications industry including Electronic System Products, Inc., formerly a product development and engineering services firm, which is now focused on maximizing the license revenues from its existing intellectual property portfolio, and AfriHUB, LLC, an early stage company that provides a limited amount of satellite based Internet access and domestic and international calling services through exclusive partnerships with certain Nigerian based universities while it actively pursues opportunities to provide technical training in the Nigerian market. These businesses were transferred to us, along with HNS, pursuant to the separation agreement.

SkyTerra currently owns all of the outstanding shares of our capital stock. Following the distribution of our common stock to SkyTerra’s common, non-voting common and preferred stockholders and its Series 1-A and 2-A warrant holders, SkyTerra will own no shares of our capital stock. We will operate as a separate publicly owned company. See “The Distribution.”

The management of HNS and administration of our current 50% voting interest in HNS is our principal business. HNS is the world’s leading provider of satellite-based communications networks and services to both the enterprise and consumer markets. HNS’ invention of Very Small Aperture Terminals, or VSATs, over 20 years ago enabled it to provide large enterprises highly reliable, end-to-end communications with guaranteed quality of service regardless the number of sites or their geographic location. HNS’ networks are used for a variety of applications such as Intranet and Internet access, voice services, connectivity to suppliers, franchisees and customers, credit authorization, inventory management, content delivery and video distribution; HNS often customizes the applications for particular vertical markets. HNS currently serves more than 200 large companies, many of them in the Fortune 1000, mainly in businesses which have numerous widely dispersed operating units, for example gas service stations (Shell, ExxonMobil, BP and Chevron), automotive dealerships (Daimler-Chrysler), and retailers (Wal-Mart, Lowe’s and K-Mart). HNS has leveraged its experience with such customers and adapted its technologies to expand into other growing market segments such as Small and Medium Enterprises, or SMEs, and residential. HNS is currently the largest satellite broadband Internet access provider to consumers in North America, with approximately 216,000 subscribers as of September 30, 2005.

HNS is a leading network provider for enterprises that require consistent, high-quality broadband connectivity across every site, regardless of location. HNS provides large enterprises globally with a complete turnkey solution, both hardware and recurring communications service which includes program management, installation, and training and support services. HNS believes that this fully integrated product and service offering distinguishes it from its competitors and cannot be replicated easily. HNS has had relationships with some of its enterprise customers for over 15 years. HNS’ enterprise customers typically enter into long-term contracts with HNS with an average length of three to five years, and renewals/rollovers are common. As of September 30, 2005, HNS has shipped globally approximately 500,000 terminals to the enterprise market. In the expanding SME and Small Office/Home Office, or SOHO, markets, HNS distinguishes itself by packaging access, network and hosted services normally reserved for large enterprises into a comprehensive solution. We believe that HNS’ solutions are consistently more reliable and cost-effective over time across a range of enterprise applications compared with terrestrial alternatives. The combination of HNS’ market position, record of technological leadership and innovation, and the contractual nature of its business and history of high renewal rates gives us high revenue visibility. As of September 30, 2005, HNS had a revenue backlog of approximately $489.3 million (which we define as our expected future revenue under HNS’ customer contracts that are non-cancelable).

As part of its continuous drive for less costly and more efficient technological solutions, HNS plans to launch its next-generation SPACEWAY satellite in late-2006 over North America and introduce service on SPACEWAY’s network in 2007. With SPACEWAY, HNS will be able to offer faster communication rates and reduce its operating costs substantially. HNS intends to leverage SPACEWAY’s increased communication rates and enhanced functionality to grow its market penetration in the rapidly expanding North American SME and SOHO markets, which have historically been serviced by terrestrial alternatives, to further increase our subscriber base. By owning its own satellite capacity, HNS will reduce its needs for leased satellite transponder capacity, thereby reducing costs as new and renewing customers migrate onto its SPACEWAY satellite.

Advanced Satellite Based Networking Solutions Industry

The emergence of VSATs in the 1980s marked the beginning of a new era in satellite communication. The use of smaller antennas (less than 2 meters in diameter) meant that the benefits of satellite-based communications could be made commercially viable in a wide range of applications, whereas previous uses were generally limited to government and large commercial installations. A VSAT network operates by connecting multiple, geographically-dispersed communication sites through a satellite to a single aggregation point (the network hub) and from there to the customer’s data center. VSAT operators typically lease transponder capacity from third-party fixed satellite service, or FSS, providers. The VSAT network can operate as a complete overlay to terrestrial networks, and can therefore provide a single source solution for a particular customer’s communication requirements. Other benefits include a highly secure and reliable network and service availability across single or multiple regions. In addition, due to the shared nature of the satellite communications resource, VSATs provide attractive economics for multi-site applications that have varying levels of traffic requirements at any one site. VSAT networks can support a full spectrum of capabilities and customer applications including e-mail, VPN, multicast and broadcast video/voice, Internet access, VoIP, distance learning, content distribution and financial transactions.

VSAT networks allow every site in a network to have access to consistent service levels, sometimes with a guaranteed minimum level of quality, compared with terrestrial networks in which service levels across areas differ both within a single network and across different networks. In addition, VSAT networks have multiple layers of redundancy, including multiple NOCs and arrangements to shift loads to backup satellites or transponders in the event of a particular satellite and/or transponder’s failure. Another advantage of VSAT satellite solutions is their rapid deployment compared to terrestrial services due to the wireless nature of the solution. The VSAT solution provides users with the ability to multicast and broadcast under the same economic model that has enabled the rapid growth in direct-to-home satellite television. As a result, tasks such as the distribution of training videos are achieved efficiently and economically via a VSAT satellite solution.

Since its inception, the VSAT industry has experienced relatively steady growth in terms of terminals, applications and services in the North American markets due to a number of factors. First, the regulatory climate with respect to the telecommunications industry became increasingly favorable by allowing blanket Ku-band licenses for large numbers of technically-identical terminals (whereas individual site licenses were previously required) as well as private ownership of the telecommunications infrastructure. Second, there has been a general decline in the cost of VSAT terminals which has broadened the potential customer base. Third, the technology was quickly adopted by “anchor” customers such as Wal-Mart and Chrysler, followed by wide-scale adoption in the automobile, retail and oil and gas industries.

Enterprise market. The enterprise market includes Fortune 1000 companies in North America and governments and large multinational corporations globally. Over the past few years, VSAT providers have been successful in reaching customers across numerous industries, especially in terms of the increasing need of SMEs and SOHOs to have access to broadband Internet products, as well as a general decline in prices that have made VSAT networks more affordable. Traditionally, these networks focused on low data-rate services such as inventory control and point-of-sale transactions. More recently, however, Intranet and Internet applications have driven these customers to higher-speed broadband services. Historically, enterprise demand for VSATs stemmed mainly from large enterprises in the North American and European markets. In recent years, the demand for enterprise VSATs in the developing world has grown steadily as a result of the trend towards national deregulation as well as the proliferation of multinational companies investing overseas.

The enterprise market also includes SME and SOHO end users. The SME market represents companies that employ up to 249 people. This market encompasses entities such as retail businesses, professional services firms, smaller telecommunication providers and independent software vendors. Typical SME applications include enterprise class private networks, VPNs, Internet access and data/broadcast services that are offered over a number of distinct locations.

The SOHO market typically represents small offices with up to 10 employees. The SOHO market is comprised of a variety of professional firms, such as graphic artists, writers, consultants, accountants, lawyers, doctors and dentists, and individuals who maintain home offices for part time or personal use. The SOHO market typically is characterized by sales where the end-user is a single or few sites and is usually seeking broadband Internet connectivity services. VSAT providers see these markets as significant growth areas because of the suitability of their products and services for companies with multiple outlets and networks spanning large geographically dispersed areas.

According to Northern Sky Research, VSAT sites are expected to grow at a compound annual growth rate of 15.2% over the next five years. The typical SME customer can be characterized as generating lower service fees than a typical large enterprise customer. As the composition of the VSAT customer base shifts to consist of more SME customers and equipment prices decline to remain competitive with terrestrial alternatives, HNS believes that this will result in slower growth rates in service fees relative to global site growth rates.

Consumer market. The consumer market in North America consists of single residential users. At present, satellite broadband for consumers represents a relatively small portion of the overall broadband market, especially when compared to terrestrial alternatives such as DSL and cable modem. However, Northern Sky Research estimated that there were approximately 12 million households in North America with no DSL or cable coverage at the end of 2004, and with the advent of even lower cost and higher capability equipment, satellite-based broadband is expected to significantly expand its Consumer subscriber base.

Alternative technologies. VSATs compete with a number of technologies, including frame relay, xDSL, cable modems and WiMAX, each of which is described briefly below.

•	Frame relay: Frame relay is a packet-switching protocol for connecting devices on a Wide Area Network, or WAN. Frame relay networks in the United States support data rates ranging from 56/64 Kbps to T-1 (1.5 Mbps) for the branch/remote locations and T-1 to T-3 (45 Mbps) speeds for the data center connection. In Europe, frame relay speeds vary from 64 Kbps to 2 Mbps.

•

xDSL: xDSL refers collectively to all types of DSL, the two main categories being ADSL and SDSL. ADSL, or Asymmetric Digital Subscriber Line, is a technology that allows more data to be sent over existing copper telephone lines. ADSL supports data rates of from 1.5 to 9 Mbps when receiving data (known as the downstream rate) and from 16 to 640 Kbps when sending data (known as the upstream rate). Although the present capabilities of ADSL are not particularly well-suited to providing business-class service, its declining prices could make it more attractive in the SME and SOHO sectors. SDSL, short for Symmetric Digital Subscriber Line, supports data rates up to 3 Mbps. SDSL sends digital pulses in the high-frequency area of telephone wires and cannot operate simultaneously with voice connections over the same wires. SDSL is symmetric because it supports the same data rates for upstream and downstream traffic. ADSL is more popular in North America for SMEs, SOHOs and consumers, whereas SDSL is being targeted primarily at higher-end Enterprise locations.

DSL technologies use sophisticated modulation schemes to pack data onto copper wires. They are sometimes referred to as last-mile or access technologies because they are used only for connections from a telephone switching station to a home or office, not between switching stations. Distance from the local switching station generally must be less than 18,000 feet in order to operate, but needs to be significantly closer in order to achieve optimum performance rates.

•	Cable modems: A cable modem is a modem that is designed to operate over cable television lines. Because the coaxial cable used by cable television provides much greater bandwidth than telephone lines, a cable modem can provide extremely fast access to the Internet. Nevertheless, the current topology of cable systems is based on a ring architecture, with many end-users sharing bandwidth with a single central node. This architecture causes transfer rates to vary significantly based on unpredictable traffic on the ring, and therefore optimal transfer speeds of 2-3 Mbps cannot be guaranteed. Cable broadband services may be asymmetric or symmetric. Cable technology provides an estimated 55% of all broadband connections in the United States, but is typically lower in business districts, where cable systems have been deployed to a much lesser extent.

•	WiMAX: WiMAX is the name commonly given to the IEEE 802.16 standard that provides data rates of between 1 Mbps and 75 Mbps. WiMAX is expected to be completed in 2006. This standard is a specification for fixed broadband wireless metropolitan access networks, or MANs, that use a point-to-multipoint architecture and support very high bit rates in both uploading to and downloading from a base station up to 30 miles away. MANs typically handle such services as VoIP, IP connectivity and TDM voice and data. In addition to the current 802.16 standard, a mobile version is being developed, which is expected to be completed in 2006.

Strengths

Leading global VSAT provider with large installed customer base. Over the last 15 years, HNS has sold more than 900,000 VSATs to customers in over 100 countries, which includes approximately 500,000 terminals to the enterprise market. In 2004 HNS’ global market share was approximately 57%, based on the number of terminals shipped. This large installed base provides excellent opportunities for new and incremental sales for HNS’ services and products.

Global blue-chip customer base with history of high renewals. HNS’ Enterprise customers include Fortune 1000 companies, and are leaders in the retail, energy, financial, hospitality, automotive and services industries. These customers generally have long-term contracts with an average length of three to five years that contribute to a significant backlog, which as of September 30, 2005, was approximately $489.3 million. HNS has maintained contractual relationships with some of its customers for over 15 years.

Provider of highly reliable, end-to-end communications networks. HNS is a leading network provider for enterprises that require consistent, high-quality broadband connectivity across every site, regardless of location. Since HNS controls its entire network from end to end, it is able to offer highly secure and robust communication services. HNS utilizes reliable components and employs redundancy and backup at multiple stages of its network. HNS also believes that it is able to deploy its services much more rapidly than its competitors. HNS’ automation and installation support systems, together with its network of independent contractors, enables it to install thousands of sites per month for network-wide deployment in North America.

Market leader in technology and innovation. HNS has been a leader in pioneering major advances in satellite data communications technology for the last three decades to both increase service capabilities and reduce the cost of service, which enables it to expand its addressable markets. HNS’ integrated product and service model allows it close proximity to its clients’ business and data network service requirements. This allows it to efficiently identify its customers’ needs and develop technological solutions that are critical to extending HNS’ VSAT applications to existing clients and new markets. For example, HNS’ next generation products, including the DW7000 series introduced in 2005, have increased in-route data speeds from its past offering of 256 Kbps to up to 1.6 Mbps, which we believe is comparable to current DSL and cable offerings, and offer additional features such as increased throughput with greater bandwidth efficiency. Furthermore, HNS’ in-house engineering capabilities have enabled it to design one of the most technologically advanced satellite broadband services platforms called SPACEWAY. We expect that both the DW7000 and SPACEWAY will enable HNS to expand and better serve its SME, SOHO and Consumer markets by offering increased speeds and enhanced functionality at competitive prices.

Common architecture platform across its end markets gives HNS operating leverage. HNS has engineered a common platform for all its VSAT markets, which reduces costs for research and development, manufacturing, maintenance, customer support and network operations. HNS’ common platform has allowed it to develop solutions for different end markets such as SMEs and consumers, utilizing a shared infrastructure. HNS’ network platform includes multi-use terminals, with downloadable software components to tailor its services to customer requirements. Common satellite terminals are now used on a global basis for large enterprises, SMEs, and for HNS’ SOHO and Consumer markets, which allows HNS to reduce costs while improving the overall quality of its services and products.

Diversified revenue stream. HNS benefits from the fact that its revenue stream is diversified geographically and consists of a mix of services and hardware sales. HNS generated approximately 67% of its 2004 revenues in the United States and 33% internationally. HNS derived approximately 49% of its global revenues by providing services, and 51% via hardware sales and leases. Within the stable and predictable VSAT segment, HNS’ customer concentration is low, with its top 10 VSAT customers accounting for 17.9% of its revenues in 2004. HNS also has achieved a leading market position in the provision of satellite Internet access for consumers in North America with approximately 216,000 customers as of September 30, 2005. HNS expects this market to experience continued growth and believes it is well positioned to benefit from this growth.

Experienced senior management team and strong sponsorship. HNS’ senior management team averages over 25 years of experience in the satellite communications industry and 24 years with HNS. HNS’ management team is supported by approximately 427 engineers and a marketing and sales force of approximately 166 persons who have an average tenure of 10 years with HNS. Our largest shareholders following the distribution will be the Apollo Stockholders, affiliates of a leading private equity investment firm with significant expertise in the satellite sector.

Strategy

We intend to seek complementary opportunities to strengthen HNS’ business and support its growth. HNS intends to organically grow its leading market share by continuing to leverage its position as the most technologically advanced and cost-effective provider of services and products. The principal elements of this strategy are:

•	maintain HNS’ position as a technology leader by developing new products with higher speeds and enhanced functionality;

•	remain a low-cost supplier by leveraging HNS’ common architecture and integrated platform for multiple market segments;

•	grow HNS’ customer base by increasing its offerings and expanding into underserved markets;

•	increase SME, SOHO and consumer market penetration via the introduction of low-cost, higher speed broadband products such as the DW7000 product line, followed by SPACEWAY;

•	expand HNS’ international footprint by offering services directly in larger markets and indirectly in the rest of the world via hardware sales to third party operators;

•	improve cash flow by leveraging operational efficiencies and further cost reduction initiatives; and

•	develop additional strategic relationships for distribution channels both domestically and internationally.

HNS’ Networks

HNS’ VSATs communicate with geostationary communications satellites to provide connectivity for data, voice and video services to its customers. HNS offers network services to its customers on its own infrastructure as a turnkey service. In addition, HNS offers network services to its Enterprise customers on dedicated networking facilities located on their own premises, or on dedicated hub equipment at HNS’ hub facilities, in each case as an added option. HNS’ network consists of numerous user terminals which have relatively small antennas, typically 0.74m to 1.2m in diameter, and a few hub stations with large antennas that form the center of the network. VSAT networks are typically configured in a star or hub-and-spoke architecture with the user terminals communicating through a satellite directly with a single hub terminal. The hub, which includes the NOC, routes data between the VSAT users and either the customers’ data centers or the Internet.

HNS owns and operates shared hubs in Germantown, Maryland, Detroit, Michigan and Las Vegas, Nevada to serve its North American markets, a hub in Griesheim, Germany to serve its European, African and Middle Eastern markets, a hub in Sao Paulo, Brazil to serve its Latin American markets and a hub in New Delhi, India to serve its Indian markets. HNS uses these hubs to aggregate customer traffic at central locations that can serve large regions, such as North America or Europe. HNS also has several business partners that cooperate with it to serve specific international markets on their own hubs. HNS’ North American networking operations are designed to support its Enterprise, SME, SOHO and Consumer markets on the same infrastructure. This allows HNS to leverage its fixed operating expenses and investments in its network across all its markets, thereby reducing the costs associated with addressing individual markets and increasing the overall service margin for HNS’ North American service offerings.

Each of HNS’ networks is controlled by a NOC that connects to the hub and manages the transmission performance of all of the user terminals. The NOC operates 24 hours per day, 365 days per year, and has extensive network management capabilities in order to troubleshoot and maintain HNS’ networks. In the United States, HNS’ primary NOC is located in Germantown, Maryland, with a backup NOC located in Las Vegas, Nevada. HNS believes that, based on the number of users, HNS’ Germantown, Maryland NOC is the largest satellite data network facility in the world, managing approximately 300,000 broadband user terminals and approximately 23,000 low data rate user terminals.

In addition to managing HNS’ communications services, the NOC serves as the point of contact for customers needing assistance. From the NOC, HNS assists its customers with troubleshooting their applications as they transit its network, and HNS can determine the locations of any failures in the user terminals or the hub that affect its customers.

HNS’ networks are designed to provide very high service availability. HNS has outfitted each hub with fully redundant equipment intended to ensure backup in the event of a failure. To minimize the impact of a transponder failure on its customers, HNS limits the number of transponders it leases per satellite. HNS offers its customers the opportunity to purchase backup of their network by using multiple hub locations and alternate backup satellites to maintain their network performance in the event of a major failure. For those users who have purchased HNS’ optional dial backup capability, their network services may be restored via the public phone network. In addition, the satellites on which HNS leases capacity typically have their own internal redundancy in order to ensure that failures within the satellite will not cause service outages. If there is a malfunction that renders the satellite completely inoperable, HNS’ FSS providers will supply replacement capacity or HNS will utilize existing capacity from another satellite to restore service, to the extent backup equipment is not available. HNS constantly monitors its network capacity, and in the event of a satellite failure HNS can reallocate its resources in order to ensure that its customers have continued network access. Failure by HNS to meet these standards will generally result in a pro-rated credit being applied to its customers’ contracts. HNS leases transponder capacity primarily from seven major FSS providers globally and typically contract for transponder capacity from each of them for a period of three or five years. HNS continually manages its satellite capacity needs and match capacity purchases with its near-term projected customer growth. HNS forecasts future requirements based on its business projections and arrange to utilize the capacity as these customers contract with

HNS for service. In addition, HNS pools satellite capacity for its SME, SOHO and Consumer customers, thus optimizing the mix of these customers to achieve efficiencies while maintaining service levels. Certain of HNS’ Enterprise VSAT customers also operate in the shared pool of capacity, while for others HNS purchases dedicated capacity on terms that match the length of the contract it has with the particular customer.

HNS’ hubs in Germantown, Maryland and Las Vegas, Nevada provide connectivity to customers in its Consumer VSAT business. Some of the transponder capacity HNS leases is shared between its North American Enterprise and Consumer customers as the two customer sets tend to have different usage characteristics (for example, daytime versus evening usage). This allows HNS to obtain additional efficiencies on its space segment expense.

HNS’ Principal Business Lines

HNS principally operates in the VSAT market which it divides across distinct business lines. HNS’ VSAT businesses consist of the North American enterprise VSAT business, the international enterprise VSAT business and the consumer VSAT business. HNS’ other businesses consist of the Mobile Satellite business and the Carrier Networks business. Due to the complementary nature and common architecture of HNS’ products and services across its business lines, it is able to leverage its expertise and resources within its various operating units to yield significant cost efficiencies.

VSAT Business

North American Enterprise VSAT business

Business overview

HNS’ North American Enterprise VSAT business offers complete turnkey solutions to large enterprises, SMEs and SOHOs, including program management, installation, training and support services. This is particularly important to its large Enterprise customers who depend on it for national or regional service. HNS’ VSAT networks enable its customers to improve service quality, productivity, cost control, decision-making and many other facets of operational management by enabling them to gain access to up-to-date information anywhere and anytime. All links across HNS’ networks are digitally protected to provide its customers with high levels of security. In addition to providing hardware and related services, HNS also provides shared-hub services which give its customers the opportunity to own their own private networks without having to invest in hub equipment or the resources necessary for the day-to-day operations of the network. As of September 30, 2005, HNS’ North American Enterprise operations had approximately 167,000 sites on its network facilities. In 2004, HNS had an approximately 85% share of the North American VSAT market based on the number of terminals shipped.

HNS provides customized solutions to meet the unique demands of the various vertical markets it serves. For example, following a recent merger in the oil and gas industry, HNS was able to rapidly integrate two large and distinct networks containing thousands of dispersed sites while maintaining full operational functionality. HNS’ North American Enterprise operations generated revenues of $348.3 million for the year ended December 31, 2004 and $242.3 million for the nine months ended September 30, 2005.

Customers

HNS targets large-scale enterprises, SMEs and SOHOs with its wide range of innovative and scalable network solutions. HNS’ customer base consists of more than 200 large enterprises, including Fortune 1000 companies across a variety of sectors. These include industry leaders in the automotive, energy, hospitality, retail and services industries. HNS’ large Enterprise customers typically enter into non-cancelable contracts with an average duration of three to five years that include commitments for specific levels of service and bandwidth, as well as bundled packages consisting of hardware, services and capacity across its network that is tailored specifically to their needs. HNS also provides its services to more than 46,000 SME and SOHO customers, who generally purchase individual subscription services. Typically, HNS’ SME customers enter into non-cancelable contracts for 24 to 48 months, while its SOHO customers enter into non-cancelable contracts for 15 months. In some contracts, the customer can terminate for convenience. If this right is exercised, the customer is required to pay HNS the contract price up to date and the actual cost of work in progress. Under non-cancelable contracts, the customer is obligated to perform to the end of the contract’s term or face termination fees.

Certain of HNS’ customers in the VSAT enterprise market require that it enters into service level agreements, or SLAs, pursuant to which HNS guarantees certain levels of service based on predetermined performance metrics. These metrics include installation and maintenance completion standards (for example, HNS will agree to complete its installation or maintenance on the first trip to the applicable location 95% of the time), as well as network availability guarantees (for example, a given service will be operational for 99.5% of the time for each month of the contract). Failure by HNS to meet these standards will generally result in a credit being applied to its customer’s account, with the amount of the credit varying according to the performance metric.

HNS’ networking capabilities have also attracted a strong franchisee customer base that includes Wendy’s International, Inc., KFC Corporation, Taco Bell Corp., Pizza Hut, Inc. and McDonald’s Corporation. HNS provides these customers with a complete solution to enhance internal sales activities, develop brand-specific IP credit solutions, build secure branded web sites and launch successful sales campaigns.

Services and products

Services. HNS offers the following services to its North American Enterprise customers:

•	Access/Connectivity. HNS provides an array of cost-effective broadband connectivity solutions. These services are comprised of basic transport, Internet connectivity from its hubs, and ISP services. Layered on top of these basic services is HNS technology that supports the acceleration of data across its network and enables secure multicast/broadcast services. Specific examples include two-way, always-on, high-speed Internet access, VPNs that provide highly secure remote network solutions, multicast file delivery and multicast streaming, which involve the delivery of high-quality, full-screen, full-motion video and true audio, Wi-Fi access that allows customers to enable hot spots for high-speed Internet access, and satellite backup for frame relay service and other terrestrial networks.

•	Network Services. HNS differentiates itself by providing a one-stop turnkey suite of bundled services that include network design, implementation planning, terrestrial backhaul provisioning, rollout and installation, ongoing network operations, help desk and onsite maintenance. Network services include program management, installation management, network and application engineering services, network operations, field maintenance and customer care.

•	Hosted Applications. HNS’ network topology scales and adapts to a customer’s changing requirements. Since customer traffic is always routed through a hub, it is very efficient for hubs to host customer-owned and managed applications or provide to the customer application services developed by HNS or in conjunction with its service partners. Examples of hosted applications include online payments, online learning, and VoIP.

•	Customized Business Solutions. HNS provides customized, industry-specific Enterprise solutions that can be applied to multiple businesses in a given industry. Current business solutions are targeted at the following application sectors: restaurants, convenience stores, banking and financial services, retail, oil and gas, automotive, healthcare, education, telecommuters, ISPs and telecommunication service providers. HNS has begun marketing similar multimedia applications to other customers.

•	Products. Through evolving technology and manufacturing processes, HNS pursues a strategy of continuous product development in order to offer broadband satellite systems that provide the features demanded by its markets at competitive prices. HNS’ remote satellite terminals consist of a satellite modem integrated with an IP router, together with an outdoor unit consisting of a satellite transceiver and antenna.

HNS’ portfolio of remote satellite terminals includes the following:

•	DW4020. Introduced in 2002, the DW4020 was designed for the high-end Enterprise VSAT market and is a high performance, full featured terminal that supports a wide range of IP applications and devices. The DW4020 implements advanced TCP and HTTP satellite acceleration together with IP header and payload compression, and is able to provide Enterprise users with fast Internet or Intranet access, as well as support for corporate data applications.

•	DW6000. Introduced in 2003, the DW6000 is a cost-effective satellite terminal providing high-speed broadband access to all but the high-end enterprise VSAT market. The DW6000 integrates the features and functionality of the DW4020 into a single unit at a lower price. The DW6000 has achieved widespread market acceptance, and HNS has shipped over 270,000 units since its introduction.

•	DW7000. Released in the second quarter of 2005, the DW7000 is the next generation terminal in HNS’ product portfolio. HNS developed the DW7000 by leveraging advances in transmission capabilities, processors and memory devices, and has created what HNS believes is one of the most powerful high performance broadband satellite terminal to date. The DW7000 offers higher transmission speeds, increased throughput and greater bandwidth efficiency than previous products.

•	DW7700. Using the same internal modem as the DW7000 and released contemporaneously with the DW7000, the DW7700 targets the enterprise market and integrates additional communication interfaces required for the provision of managed services to the high-end enterprise VSAT market. These interfaces include dual Ethernet LAN ports that are separately configurable, an integrated serial port, and an integrated telephone modem port. The serial port is capable of supporting “legacy” (i.e., non-IP) serial protocols which provides an ideal solution for interfacing with credit card readers, ATM’s and lottery terminals. The integral modem provides the capability to offer automatic dial-backup connectivity for those customers who demand 100% network availability.

Appliances. In addition to its core products detailed above, HNS has developed a series of “appliances” that connect its satellite terminals to enable additional functionality and services. These appliances have been developed to integrate other non-IP applications with HNS’ systems, and include the following:

•	DW1000 Multimedia Appliance. The DW1000 provides high-speed multimedia and content delivery and has a built-in digital video decoder that supports MPEG1 and MPEG2 video transmissions with output to either NTSC or PAL video ports. With its built-in hard drive, the DW1000 also performs the functions of a digital video recorder. This enables HNS’ Enterprise VSAT customers to provide real-time or delayed video content for training or advertising. The DW1000 is also capable of high-speed delivery of other multicast or unicast digital content, including large software files and other common corporate data such as documentation and financial data. The DW1000 enables HNS’ Enterprise VSAT customers to quickly and efficiently distribute digital content simultaneously to all their corporate offices.

•	DW6030 Serial Appliance. With many corporations continuing to use legacy devices such as credit card readers and ATMs, the DW6030 is designed to transport non-IP traffic over HNS’ IP-based satellite system. The DW6030 transports and accelerates a variety of serial protocols. A key advantage of the DW6030 is that it allows customers to maintain their investment in legacy devices and applications while also supporting IP broadband for newer applications such as corporate intranets.

•	DW6040 Voice Appliance. The DW6040 is targeted primarily at HNS’ international VSAT market and supports VoIP telephony on its networks. The DW6040 has four ports that can connect to telephones or fax machines. The DW6040 has built-in features to efficiently transport the voice traffic over HNS’ networks while maintaining a “toll quality” voice grade of service. The remote terminal, together with the DW6040, provides a low-cost solution to address the need for operators to provide telephony and data services to remote and rural areas.

We derived 49% of our 2004 revenues from the sale and lease of hardware and 51% from the provision of related services in our North American market.

Sales, marketing and distribution

HNS’ distribution strategy is designed around a core sales team that has developed an extensive knowledge of its large Enterprise customers’ business needs. The market coverage by its direct sales force is supplemented by additional distribution channels, including value-added resellers, or VARs, retail and direct marketing, in order to maximize HNS’ potential customer base. HNS’ North American sales and marketing operations are based at its corporate headquarters in Germantown, Maryland. HNS also maintains other regional sales offices. HNS has an experienced and adaptable sales and marketing team that executes its business plan and has an average tenure of 10 years with HNS. Within the North American region, HNS has one team that focuses on its Enterprise business and another team that focuses on its SME, SOHO and Consumer businesses.

Large Enterprise. HNS’ Enterprise sales and marketing team, consisting of approximately 42 sales and marketing personnel, sells directly to large enterprises and, through value added resellers, to medium sized businesses. The team is responsible for generating new business from large corporations and franchise operators and for maintaining relationships with existing customers. The large Enterprise sales process is a consultative process involving a skilled technical marketing and sales force and typically takes from nine to eighteen months to complete.

Subscription Service. HNS’ subscription service sales and marketing team, consisting of approximately 24 sales and marketing personnel, develops and manages the indirect sales channels including VARs, sales agents and distributors and direct marketing that typically focuses on smaller businesses and residential users. The subscription service sales and marketing team is also responsible for business development in new and specialized markets and for the overall development of services.

Installation and support

HNS relies on an extensive third-party installation network covering all 50 states in the United States, Canada and Puerto Rico. Its network of installation teams is required to meet certain installation guidelines which it monitors. The entire installation infrastructure is managed, supervised and approved based on HNS’ certification standards. Installation services are capable of sustaining rollout rates of 3,000 to 5,000 installs per month for a single customer. HNS maintains contracts with numerous independent installers. It provides its customers with comprehensive support services, which may include a sales team that consists of a program manager, engineers and account team members. HNS also provides its customers with a customer care web portal, which allows them to open trouble tickets and track problems or failures from start to resolution. In addition, HNS’ maintenance support services are provided by a third-party that has more than 170 field offices throughout North America, staffed with technicians trained in accordance with standards which it sets. Additionally, HNS’ Help Desk and NOC provide 24-hour technical support. The customer service representatives at these call centers are also trained in accordance with standards which it sets. HNS currently has both in-house and outsourced support at its call center operation.

International Enterprise VSAT business

Business overview

For more than 30 years, HNS and its predecessors have been providing satellite communication networks and services to customers worldwide, primarily to telecom operators and the mobile satellite communication community. To date, HNS has shipped more than 216,000 VSATs to over 100 countries in its international markets, and it offers complementary services and support in many of these countries as well. HNS’ products and services are particularly well-suited to many of its international markets because of the geographic dispersion of its customers as well as the lack of local infrastructure. Over the past few years as the cost of remote stations has declined, HNS has accelerated the rate of its international deployment. In addition, as with its North American markets, the trend towards national deregulation and proliferation of multinational companies investing overseas has also contributed to HNS’ international expansion. HNS has also shifted its international focus from providing hardware to providing shared-hub services as well, modeled in part on its North American Enterprise business. Shared hub services are now available both via HNS’ own hubs covering Europe, Brazil, Northern Africa and the Middle East, as well as through third-party and joint venture operations, such as those it has in India and China. In 2004, HNS had an approximately 57% share of the world TDMA market. HNS’ international enterprise VSAT business generated revenues of $188.6 million in 2004 and $139.6 million for the nine months ended September 30, 2005.

HNS leases transponder capacity on satellites from multiple providers for its international Enterprise customers. HNS also maintains two uplink facilities, located in Griesheim, Germany and Sao Paulo, Brazil that provide ground support to its international Enterprise customers.

HNS divides its international operations into six separate regions—Europe, Latin America, India, Africa and the Middle East, Asia-Pacific and the Former Soviet Union.

Europe. HNS is a leading service provider, with more than 15,000 terminals under service contract by over 40 different customers. In addition, HNS provides equipment to third-party operators such as Telefónica, Telecom Italia and Dexar. HNS’ European operations are managed by approximately 120 employees and serviced by a hub in Griesheim, Germany. In addition, HNS has developed a VAR program that has grown to include approximately 4,000 terminals and provides Internet access to end users in Europe and other regions. Over the past 15 years, HNS has supplied over 61,000 VSATs in Europe. HNS’ European operations generated revenues of $75.0 million in 2004 and $46.9 million for the nine months ended September 30, 2005.

Latin America. HNS’ Latin American operations are comprised of hardware sales to carriers such as Impsat, Telmex, Telefónica and Primesys, among others, as well as sales of private networks to enterprises such as Banco do Brasil and Pemex, among others. HNS operates a hub in Sao Paulo, Brazil that services more than 1,700 sites in Brazil, providing network operations and capacity, installation and maintenance of terminals and backbone Internet connectivity. We expect HNS, in the near term, to expand this hub to provide services to Argentina, Uruguay and Paraguay. HNS has an established sales and marketing presence in Central America and parts of the Caribbean through VARs that operate off our North American NOC. In addition, opportunities for expansion exist in the governmental sectors in several Latin American countries, including Peru, Mexico, Columbia and Brazil. Over the past 15 years, HNS has supplied over 44,000 VSATs in Latin America. HNS’ Latin American operations generated revenues of $30.5 million in 2004 and $27.5 million for the nine months ended September 30, 2005.

India. HNS also has a significant presence in India and has traditionally supplied satellite communications products to private enterprises and state owned companies and corporate operators in India. In 1992, HNS entered into a joint venture agreement with Escorts, Ltd. and formed HECL. Today, HECL is the largest VSAT service provider in India and the greater Asia-Pacific region, with over 12,000 sites under contract for its shared hub services for more than 300 customers, including many of the most recognizable companies in India. In addition, VSATs on dedicated hubs serviced by HECL exceed 5,500 sites for more than 31 customers. Enterprise customers in India include traditional industries, such as manufacturing and financial, as well as newer industries, such as online lottery companies and digital cinema theatres. HECL has approximately 247 employees who are responsible for all aspects of the business, including sales and marketing, hub operations and service and maintenance. Customer service and basic equipment repair work are provided by HECL’s 13 service centers.

In addition, HECL is a leading provider of premier broadband satellite based education and training services for the Enterprise, SME and Consumer markets. These services are provided in collaboration with leading educational institutes in India, including the Indian Institute of Management (Kolkata, Bangalore and Kozhikode), XLRI (Jamshedpur), Indian Institute of Foreign Trade (IIFT) NMIMS and Manipal Acadamy of

Higher Education. Customers include General Electric, JP Morgan, ICICI and Flextronics. Since 2002, more than 4,500 candidates have studied on HECL’s platform and today HECL has 50 classrooms across 33 cities in India. HECL has also set up corporate classrooms in various leading IT/Information Technology Enabled Services companies and is in the process of establishing more. Education has also been introduced as one of the value added services supported through HECL’s “Fusion” Internet Access Centres, which are also based on a franchise model. Some of the innovative areas in which HECL has been working include English courses run by the BBC and local billing and payment facilities for cellular and utility services. Over the past 15 years, HNS has supplied over 30,000 VSATs in India. HNS’ Indian operations generated revenues of $30.4 million in 2004 and $30.1 million for the nine months ended September 30, 2005.

Africa and Middle East. In the Middle East and Africa, HNS primarily sells equipment and services to third-party operators. HNS’ target markets in Africa and the Middle East include Angola, Botswana, Cameroon, Egypt, Ghana, Ivory Coast, Kenya, Mali, Morocco, Mozambique, Nigeria, Oman, Saudi Arabia, South Africa and Tanzania. HNS’ NOC in Griesheim, Germany also provides services to Afsat, which in turn provides Internet and VoIP services to more than 1,500 customers in sub-Saharan Africa. Over the past 15 years, HNS has supplied over 18,000 VSATs to our African and Middle Eastern markets. HNS’ African and Middle Eastern operations generated revenues of $24.3 million in 2004 and $9.4 million for the nine months ended September 30, 2005.

Asia-Pacific. HNS’ Asia-Pacific operations encompass primarily the sale of hardware to carriers, such as SCC Japan, Abhimata (Indonesia) and Korea Telecom, among others, as well as the sale of private networks to companies such as Ericsson/Telstra (Australia) and the People’s Bank of China, among others. Ericsson/Telstra in Australia offers a consumer internet program, subsidized by the Australian government, that provides network connectivity throughout the outback that is similar to HNS’ product offering in the North American Consumer business. In 1995, HNS joined with SVA (Group) Co., Ltd., one of the largest consumer electronics manufacturers in China, and three other Chinese companies, to create a joint venture, Shanghai Hughes Network Systems, or SHNS. Although SHNS was initially focused on manufacturing and repairing satellite equipment within China, its charter was recently expanded to include the resale of satellite services, similar to the services HNS provides in North America, through a shared hub owned by SVA. Over the past 15 years, HNS has supplied over 55,000 VSATs to our Asia-Pacific markets, including approximately 33,000 in Australia and 8,000 in China. HNS’ Asia-Pacific operations generated revenues of $20.0 million in 2004 and $16.0 million for the nine months ended September 30, 2005.

Former Soviet Union. HNS primarily sells equipment and services to independent operators and corporate customers in a number of CIS countries, including Russia, the Ukraine, Kazakhstan, Azerbaijan and Uzbekistan. To date HNS has sold and shipped 11 DIRECWAY hubs and approximately 5,000 VSATs to these markets, with a local sales and support office in Moscow. This region generated revenues of $8.7 million in 2004 and $5.6 million for the nine months ended September 30, 2005.

Customers, products and services

HNS’ international customers span a wide variety of industries and include state-owned operators as well as private businesses. HNS’ product and service offerings in its international VSAT Enterprise markets are substantially similar to those in its North American Enterprise market. This enables HNS to leverage its network and system investments by providing full turnkey service operations, including installation, maintenance and hosting services. HNS derived 49% of our 2004 revenues from the sale of hardware and 51% from the provision of related services in its international markets.

Sales, marketing and distribution

HNS has a staff of approximately 67 international sales and marketing personnel located throughout the world, more than half of whom are compensated on a commission-based plan. HNS’ international sales and marketing process is supervised and coordinated by local service entities and by a dedicated staff of approximately 24 employees located at its headquarters in Germantown, Maryland. Approximately 14 personnel are dedicated to pre-sales support, including preparation of detailed proposals, as well as the identification of markets, product definition, competitive product positioning, sales tools and marketing materials. International sales and marketing activities are performed through local sales offices. HNS currently has sales offices in Germantown, London, Griesheim, Rome, Sao Paulo, Mexico City, New Delhi, Mumbai, Bangalore, Abu Dhabi, Miami, Beijing, Shanghai, Moscow and Jakarta. In addition, depending on the need, HNS appoints sales representatives in various countries who are compensated on a commission basis.

HNS’ international business pursues a multi-faceted strategy for the distribution of its products and services. HNS pursues direct and indirect marketing techniques on a global basis and it uses VARs to cover specific markets. In Europe, India and Brazil, where it has the ability to directly provide satellite communication services, HNS’ primary strategy is to sell to enterprise customers, either through its own sales staff, or through HNS’ VAR network. HNS’ distribution network has been established to leverage a larger sales force to sell its services. In other areas, notably Africa, the Middle East, China, Japan, the Former Soviet Union, Australia, Indonesia and Malaysia, HNS has pursued a strategy of providing its infrastructure to independent third-party operators or joint ventures that in turn provide the satellite communications services to enterprise customers using its manufactured equipment. In addition, HNS also supplies dedicated systems to entities that provide for and operate their own systems. HNS pursues these dedicated systems sales using a combination of its own sales staff and its sales representative channels. Periodic training is provided to HNS’ sales staff and channels through regional seminars and training sessions at its Germantown, Maryland headquarters.

Installation and support

HNS European, Indian, and Brazilian operations provide VSAT installation services for its customers through a network of third-party installers, similar to its North American installation operations, and in certain limited circumstances HNS provides installation services ourselves. In regions not covered by its services, HNS’ customers provide for their own installation services. In all instances, hub equipment installation services are provided by HNS’ Germantown, Maryland and India installation teams.

HNS provides hardware and software maintenance services through annual customer assistance center maintenance agreements. On-site repair of VSATs and maintenance services are provided in Europe, India and Brazil through subcontractors. In other areas, HNS’ customers provide their own repair services to their end users. HNS’ customer assistance center maintenance offering includes a customer assistance center that is operated 24 hours per day, 365 days per year, and that is available to its customers worldwide, as well as through regional support centers in India, Europe, China and Brazil. In addition, an on-line trouble reporting and tracking system, functionally similar to its North American counterpart, is made available to HNS’ customers around the world.

Consumer VSAT business

Business overview

HNS’ North American two-way broadband Consumer VSAT business was launched in 2001. Utilizing its VSAT data networking capabilities, HNS has developed a Consumer service that reaches all 50 states in the United States, Puerto Rico and parts of Canada. With the advent of competing low cost cable modem and DSL services, HNS has focused its marketing and sales efforts on the underserved markets that would be less likely to receive terrestrial broadband service. These markets include rural and suburban areas. HNS delivers broadband Internet service with an accompanying set of ISP services such as e-mail and web hosting, and it offers various service plans to appeal to particular market segments.

The user terminal for HNS’ Consumer customers consists of a 0.74m antenna and radio transceiver located on the roof or side of a home, and a satellite modem located indoors near the user’s computer or router. HNS’ third-party contractors install the user terminals for all its customers and have developed an extensive set of business processes and systems to maintain the quality and timeliness of its installations. HNS uses the hubs in Germantown, Maryland and Las Vegas, Nevada to communicate with the Consumer terminals. From these locations, HNS connects directly to the public Internet and HNS hosts its ISP services. Delivery of HNS service is orchestrated by its NOC in Germantown, Maryland. HNS uses the NOC to manage user terminals and maintain the quality and performance of its service. The NOC manages network traffic, and also provides advanced engineering support to HNS’ customer call centers.

HNS has made a substantial investment in its two-way Consumer VSAT business, which has grown from a startup to achieve critical mass in four years. The profits from this business have improved as a result of lower hardware costs and a reduction in the cost of HNS’ service offerings. HNS’ experience in the enterprise VSAT industry has resulted in the development of an infrastructure that is adept at dealing with and marketing to its Consumer subscriber base. HNS’ Consumer business generated revenues of $159.8 million for the year ended December 31, 2004 and $144.0 million for the nine months ended September 30, 2005.

Customers

HNS delivers service to approximately 216,000 consumer subscribers across North America as of September 30, 2005. HNS’ technology and service efforts are targeted primarily at rural and suburban locations underserved by DSL and cable; accordingly HNS focuses on areas with significant satellite television penetration.

Products and services

HNS Consumer business package consists of a hardware purchase, as well as a non-cancelable 15-month service plan with a monthly service fee that varies depending on the level of service selected, and includes the following:

•	unlimited satellite-based Internet access;

•	live technical support that is available 24 hours per day, seven days per week;

•	up to five e-mail accounts;

•	professional standard installation; and

•	a commercial-grade antenna.

HNS modifies its service offerings from time to time to increase its sales and to provide packages that are attractive to its customers. HNS also offers a deferred hardware purchase plan that allows its customers to defer the cost of the equipment and installation over a period of 15 months.

Sales, marketing and distribution

HNS has an extensive independent nationwide retail distribution network consisting of distributors, dealers, sales agents and major retailers, such as Best Buy and Circuit City. HNS’ direct marketing efforts to consumers account for approximately 51% of its new retail customers. HNS’ distribution channels reach across North America. Its distributors recruit and support dealers throughout the territory in their efforts to sell its services, and also coordinate installation of the equipment for all its customers.

HNS markets with spot television ads and infomercials on DIRECTV, as well as through targeted direct mail campaigns. These campaigns are intended to drive customers to one of HNS’ direct sales channels, such as its web site, or one of its call centers. These ads also are designed to support and promote sales through HNS’ dealers and retailers.

HNS’ Consumer service offering is also resold to a smaller extent through Earthlink.

Installation and support

Consumer installation and field services are provided by a network of third-party contractors and dealers that are trained and certified by HNS. HNS’ installation services are managed and tracked on a web-based work order management system that provides the visibility and accountability to manage a customer’s installation and trouble resolution. The installers and service contractors must complete a certification program, and their work is subject to quality control audits.

HNS has engaged several companies to provide call center support for its customers. These call centers are located in the United States and India. They are organized to handle calls from HNS’ retail customers regarding service, billing and installation support and they provide deep support to our wholesale customers. These centers are supervised by HNS’ customer service organization and process most consumer calls. HNS has a staff of technical support personnel that assist these centers with difficult or unusual problems.

Other businesses

HNS considers both its Mobile Satellite and Carrier Networks businesses to be strategic markets that have significant advantages. Neither business requires substantial operating cash or further investments, and both are low fixed cost operations.

Mobile Satellite

HNS’ Mobile Satellite business provides turnkey satellite ground segment systems for voice, data and fax services to customers that include Thuraya, Inmarsat and the MSV Joint Venture. The Mobile Satellite business is conducted on a competitively contracted basis, typically through large, multi-year contracts. Typically, the operator issues a Request For Proposal to multiple vendors who respond with appropriate solutions, prices and contract terms. The operator then reviews these proposals and selects a preferred vendor to negotiate with a multi-year, turnkey, development and deployment contract. The contract includes all of the ground segment which consists of the earth station and network operation systems. In addition, the contract also requires development and supply of low-cost portable terminals for voice and data services.

For example, HNS’ original contract with Thuraya included the entire ground segment, user terminals and system integration services. Since beginning operational service in January 2002, Thuraya has sold over 340,000 subscriber terminals and HNS has shipped approximately 375,000 subscriber terminals. As a result of Thuraya’s expansion, HNS was awarded expansion contracts at the beginning of 2004 for the design and delivery of a new voice gateway for expanded voice coverage and a new packet data gateway that will provide packet data services in the current area of coverage.

HNS will continue to develop and leverage its satellite communication expertise in the Mobile Satellite business on an opportunistic basis. HNS has also been actively pursuing a number of opportunities in the areas of ground based beam forming and ancillary terrestrial component. For example, HNS recently signed a contract with Space Systems/Loral Inc. for the turnkey supply of a ground based beam forming subsystem for ICO, one of Space Systems/Loral’s end customers. HNS believes that these are growth areas of the mobile satellite industry as they allow sharing of bandwidth between terrestrial and satellite applications, and provide HNS with opportunities for expansion of its Mobile Satellite business. The Mobile Satellite business has been and will continue to be a complementary part of HNS’ core VSAT business since the base VSAT technology and engineering teams support its mobile satellite efforts, which in turn contributes to advancing its technology in the VSAT arena with customer funded programs. HNS’ Mobile Satellite business generated revenues of $73.0 million for the year ended December 31, 2004 and $39.1 million for the nine months ended September 30, 2005.

Carrier Networks

HNS has developed a broadband family of products for point-to-multipoint microwave radio network systems, or PMPs, that enable operators to enter the local telecommunications exchange business market quickly, cost-effectively, and competitively. Operators employing HNS’ system can offer bundled multimedia services that include voice and high-speed data for both local access and/or for cellular cell site backhaul links to the mobile switching centers.

HNS’ broadband PMP microwave systems have been deployed in North America, Latin America, Europe and Asia. Current customers include:

•	Nokia OEM supply relationship;

•	T-Mobile PTC/ERA (Poland);

•	WIND (Italy) and Vodafone Omnitel (Italy);

•	Broadnet (Czech) and Star 21 (Czech);

•	XO Communications (U.S.);

•	Impsat (Peru and Columbia); and

•	Tata Teleservices Maharashtra Ltd. (India).

HNS’ current contracts require it to either supply equipment along with support services on a turnkey basis, or simply supply equipment to the end customers or its distributors. Typically, contracts range from one to five years for the supply of equipment with up to eight years of maintenance services. HNS does not anticipate significant expansion in the Carrier Networks business but will continue to assess opportunities on a project by project basis. HNS’ Carrier Networks business generated revenues of $19.6 million for the year ended December 31, 2004 and $13.7 million for the nine months ended September 30, 2005.

SPACEWAY

SPACEWAY will represent a next generation Ka-band broadband satellite system, with a unique architecture for broadband data communications. Designed for maximum operational flexibility, the system will use an advanced architecture and technologies to achieve greatly enhanced data communication capabilities and efficiencies, including the following:

•	A fast packet switch and on-board processor which enables, for the first time, direct user-to- user communication at broadband speeds;

•	A phased array downlink antenna with dynamic beam forming capability, enabling maximum frequency re-use;

•	10 Gbps of gross capacity (approximately 10 times the capacity of an existing Ku-Band satellite), which reduces data transport costs to a fraction of the cost of today’s systems; and

•	The SPACEWAY satellite operates in the Ka-band which, along with the above technological innovations, allows SPACEWAY to support transmission speeds up to 10 times faster than today’s typical VSATs.

All interfaces to the SPACEWAY system will be standard IP giving it the capability to integrate seamlessly with terrestrial networks. HNS believes that SPACEWAY will allow it to address a larger market, reduce transponder leasing costs and significantly improve margins. By operating as a vertically integrated business (i.e., owning and controlling directly the space segment), we expect that HNS will be more competitive against terrestrial systems. The SPACEWAY system will allow VSAT services to compete with DSL, cable and frame relay at speeds up to and including 2 Mbps, and SPACEWAY-based Internet access will support both symmetric and asymmetric services, thereby enhancing HNS’ ability to address untapped new markets for satellite data networking services.

In connection with the acquisition of our current 50% voting interest in HNS on April 22, 2005, HNS acquired the SPACEWAY 3 satellite which is currently being manufactured by Boeing and its related network operations center facilities, certain other ground facilities and equipment and intellectual property rights as well as rights to purchase an additional SPACEWAY satellite to be manufactured by Boeing in the future. The transaction did not include rights to the first two satellites designed for the SPACEWAY program which have been redeployed to support DIRECTV’s direct-to-home satellite broadcasting business. HNS will be given the opportunity, at its cost and expense, to conduct system testing on either or both of DIRECTV’s SPACEWAY satellites, for an aggregate amount of at least 30 testing days. HNS expects such testing to occur on the second SPACEWAY satellite during the first half of 2006. HNS plans to launch its SPACEWAY satellite in late-2006 and to introduce service on SPACEWAY in 2007.

HNS’ approach to the market for SPACEWAY services can be characterized as follows:

•	Significant expansion in business from SME and SOHO customers. SPACEWAY will deliver a range of cost effective and high quality services, from Internet Access to small private networks to these customers, many of whom are in locations underserved by terrestrial broadband technology.

•	Expansion of Consumer VSAT customer base. SPACEWAY will enable the transition of the Consumer customer base through new additions and product upgrades. Beginning with expected rollout of SPACEWAY service in 2007, we anticipate that all new Consumer customers will operate over SPACEWAY, effectively eliminating the third-party expense of transponder leasing for this customer base over time.

•	Expansion of business offerings with large enterprises. As SPACEWAY will support higher data rates and offer direct user-to-user network connectivity, HNS will have the opportunity to offer services such as Frame Plus, IP Plus and Direct Connect that could expand its offerings to large enterprises. Frame Plus is a high performance Enterprise service that will compete directly in the frame relay market by offering committed info rate and burst rates. IP Plus will compete directly against IP VPNs by offering mesh connectivity in two service grades. Direct Connect provides a high quality point to point connection intended to address markets currently served by T-1 and primary rate interface, or PRI.

In addition to the SPACEWAY satellite itself, the SPACEWAY system consists of a Network Operation and Control Center, or NOCC, an end user terminal, or ST, and Satellite Control Facilities, or SCF. Both the NOCC and STs are in final stages of integration and test and are expected to be ready ahead of the actual spacecraft launch. All satellite control facilities are built and tested and HNS intends to enter into a contract with a qualified operator for SCF operations. HNS will directly operate the NOCC.

Our Other Businesses

Electronic System Products

Based in Atlanta, Georgia, Electronic System Products, or ESP, is an engineering services firm with expertise in the design and manufacturing of electronic products and systems across many disciplines of electrical engineering. ESP also owns a portfolio of patented intellectual property, including BTSC stereo encoding and decoding technology used to support the end-to-end delivery of stereo audio over legacy analog television transmission systems and several versions of FLEX paging reference designs used to provide one-way machine-to-machine wireless telemetry control for commercial and industrial applications. Substantially all of our consolidated revenues for the years ended December 31, 2004 and 2003 relate to services provided by ESP. During the fourth quarter of 2004, ESP experienced a significant decline in demand for its services, including from its existing customers. As a result, in January 2005, ESP was forced to reduce its workforce from 21 employees to four employees to compensate for the reduced cash inflows. ESP subsequently reduced its headcount to two employees and is still performing services for a limited number of customers. However, ESP is no longer seeking new client engagements and is instead focusing on maximizing the license revenues from its intellectual property portfolio. As of September 30, 2005, SkyTerra owned approximately 92% of ESP.

AfriHUB

Based in Faifax, VA, AfriHUB’s plan was to provide instructor led and distance based technical training and satellite based broadband Internet access and domestic and international calling services through exclusive partnerships with certain Nigerian based universities. While establishing centers which provide these services on two university campuses during the fourth quarter of 2004, AfriHUB experienced significant unanticipated delays and costs in opening these facilities, as well as greater price sensitivity within the university communities. As a result, AfriHUB suspended its planned roll out of service to additional campuses. While AfriHUB is actively pursuing other opportunities to provide technical training in the Nigerian market, including establishing a facility on a single additional campus, SkyTerra has decided to cease providing funding to AfriHUB. In August 2005, AfriHUB’s Nigerian subsidiary received approximately $0.2 million of short-term financing from a Nigerian bank to fund the investment necessary to establish the facility on the additional campus. In September 2005, the Nigerian subsidiary also received a $0.3 million grant from a charitable foundation to further AfriHUB’s efforts in providing technical training in Nigeria. The grant is payable in two equal annual installments with the first such payment being received in September 2005. As of September 30, 2005, SkyTerra owned approximately 70% of AfriHUB.

Competition

The network communications industry is highly competitive. As a provider of data network products and services in the United States and internationally, HNS competes with a large number of telecommunications service providers. This increasingly competitive environment has put pressure on prices and margins. To compete effectively, HNS emphasizes its network quality, its customization capability, its offering of networks as a turnkey service rather than as an equipment sale, its position of a single point of contact for products and services, and its competitive prices.

HNS has encountered competition in its Enterprise business from major established carriers such as AT&T Corp., MCI, Inc., Sprint Corporation, British Telecommunications plc, France Télécom, Deutsche Telekom AG and global consortia of telecom operators and other major carriers, which provide international telephone, private line and private network services using their national telephone networks and those of other carriers. Such carriers also offer technological solutions for customer networks, including ISDN lines and frame relay networks. HNS is facing increasing competition from ground-based telecommunications service providers that use frame relay and digital network switching to provide competitive network offerings. The increase of cellular coverage and development of General Packet Radio Service, or GPRS, technology is also beginning to emerge as a competitive technology for low bit rate applications.

HNS’ VSAT networks generally have an advantage over terrestrial networks where the network must reach many locations over large distances, where the customer has a “last mile” or congestion problem that cannot be solved easily with terrestrial facilities and where there is a need for transmission to remote locations or emerging markets, as discussed more fully above. By comparison, ground-based facilities (e.g., fiber optic cables) often have an advantage for carrying large amounts of bulk traffic between a small number of fixed locations. However, because of a customer’s particular circumstances, the pricing offered by suppliers and the effectiveness of the marketing efforts of the competing suppliers also play a key role in this competitive environment.

The major local and regional telecom carriers also serve as resellers of HNS’ products and services, and are an increasingly important distribution channel in Asia and Latin America.

HNS’ principal competitors in the supply of VSAT satellite networks are Gilat Satellite Networks Ltd., or Gilat, which offers a full line of VSAT products and services, and ViaSat, Inc, or ViaSat. In competing with Gilat and ViaSat, HNS emphasizes particular technological features of its products and services, its ability to customize networks and perform desired development work, the quality of its customer service and its willingness to be flexible in structuring arrangements for the customer. HNS is aware of other emerging competitors that supply networks, equipment and services. HNS also faces competition from VARs and numerous local companies who purchase equipment and sell services to local customers.

The satellite market currently has two open standards for VSAT equipment—Internet Protocol over Satellite, or IPoS, which is HNS’ own standard and is recognized by the European Telecommunications

Standards Institute, or ETSI, in Europe and the Telecommunications Industry Association in the United States, and Digital Video Broadcast—Return Channel by Satellite, or DVB-RCS, which is also recognized by the ETSI. There are several manufacturers providing and supporting DVB-RCS, and some manufacturers are considering IPoS. Other companies offer technologies that could be standardized, such as DOCSIS by ViaSat.

HNS faces competition for its North American Consumer satellite Internet customers primarily from the telecommunications and other DSL and cable Internet service providers. In addition, other satellite and wireless broadband companies, such as WildBlue Communications, Inc., Clearwire LLC and StarBand Communications Inc., have launched or are planning the launch of Consumer satellite Internet access that would compete with HNS in North America. Some of these competitors may offer Consumer services and hardware at lower prices than HNS’. HNS anticipates increased competition with the entrance of these new competitors into its market and the increasing build-out and lowering cost of DSL and cable Internet access across North America.

Government regulation

The provision of telecommunications is highly regulated. HNS is required to comply with the laws and regulations of, and often obtain approvals from, national and local authorities in connection with most of the services that it provides. As a provider of communications services in the United States, HNS is subject to the regulatory authority of the United States, primarily the FCC. HNS is subject to the export control laws, sanctions and regulations of the United States with respect to the export of telecommunications equipment and services. Certain aspects of HNS’ business are subject to state and local regulation. The FCC has preempted many state and local regulations that impair the installation and use of VSATs.

However, HNS’ business nonetheless may be adversely affected by state and local regulation, including zoning regulations that impair the ability to install VSATs. In addition, HNS is subject to regulation by the national communications authorities of other countries in which HNS, and under certain circumstances its VARs, provide service. There are several ITU filings for orbital locations which may be used for HNS’ SPACEWAY satellite. The ITU filing used to launch and operate its SPACEWAY satellite will subject HNS to the licensing jurisdiction of the administration that made the particular ITU filing on HNS’ behalf. The SPACEWAY satellite will also be subject to the frequency registration process of the ITU, and to the various national communications authorities of the countries in which HNS will provide services using SPACEWAY. Additionally, the FCC and other national communications authorities must issue certain authorizations prior to commencement of services over the SPACEWAY satellite in their respective jurisdictions.

HNS’ authorizations are subject to the laws and regulations of regulatory authorities that generally prohibit the assignment of these authorizations and often prohibit the transfer of control of these authorizations without prior governmental consent. Failure to comply with such laws or regulations may result in various sanctions including fines, loss of authorizations and denial of applications for new authorizations or for the renewal of existing authorizations.

Regulation by the FCC

All entities that use radio frequencies to provide communications services in the United States are subject to the jurisdiction of the Federal Communications Commission, or FCC, under the Communications Act of 1934, as amended. The Communications Act prohibits the operation of certain satellite earth station facilities, such as those operated by HNS and certain of its customers, except under licenses issued by the FCC. Changes in HNS’ FCC-licensed earth station operations require license modifications that generally must be approved by the FCC in advance. The earth station licenses HNS holds are granted for ten to fifteen year terms. The FCC also has granted periodic requests by HNS for special temporary authorizations and experimental authorizations to operate new or modified facilities on a temporary basis. The FCC generally renews satellite earth station licenses routinely, but there can be no assurance that HNS’ licenses will be renewed at their expiration dates, for full terms, or without adverse conditions. Applications at the FCC for new authorizations that HNS may need for new lines of business may be opposed by other companies which could delay, or prevent it from implementing, new business plans. The FCC regulates potential human exposure to radio frequency energy from satellite earth stations and it imposes license conditions on HNS that constrain the manner in which its earth stations are deployed in order to limit the potential for such exposure. Those regulations and conditions are subject to change from time to time, and we cannot predict the impact of any such changes on its business.

As a provider of telecommunications in the United States, HNS is presently required to contribute a percentage of its revenues from telecommunications services to universal service support mechanisms that subsidize the provision of services to low-income consumers, high-cost areas, schools, libraries, and rural health care providers. This percentage is set each calendar quarter by the FCC. Current FCC rules permit HNS to pass this universal service contribution through to its customers. Because its customer contracts often include both telecommunications, which create such support obligations, and other goods and services, which do not, it can be difficult to determine which portion of HNS’ revenues forms the basis for this contribution and the amount that it can recover from its customers. If the FCC, which oversees the support mechanisms, or a court or other governmental entity were to determine that HNS computed its contribution obligation incorrectly or passed through the wrong amount to its customers, HNS could become subject to additional assessments, liabilities, or other financial penalties. In addition, the FCC is considering substantial changes to its universal service contribution rules, and these changes could impact HNS’ future contribution obligations and the contribution obligations of third parties that provide communication services that we use to provide our services. Any such change to the universal service contribution rules could increase or decrease HNS’ costs of providing service to its customers.

The FCC requires satellite communications systems to operate in a way that does not cause harmful interference to the operation of other satellites. Currently, the FCC has before it a rulemaking proceeding that may result in a modification to a longstanding industry practice regarding network access schemes (the conventions that determine when and how remote VSAT stations communicate with the satellite). Depending on the outcome of that proceeding, the FCC could require technical changes in the way HNS operates its VSAT networks. HNS cannot predict how expensive those changes would be to implement, or what impact they would have on the provision of its services.

HNS’ business is dependent on the use of satellite capacity provided to it by third parties. The companies from which HNS lease transponders hold FCC licenses and authorizations and are subject to the jurisdiction of the FCC. The failure by such a company to comply with the Communications Act or the FCC’s regulations could force HNS to find alternative providers of transponder capacity. HNS cannot assure you that it would be successful in obtaining such capacity on terms that are acceptable to HNS, if at all. The FCC has authority to authorize new uses of satellite bands in which HNS operates. HNS could be adversely affected by any such new uses that result in interference into its existing services, or that otherwise adversely affect its ability to deploy VSAT networks or new services.

The FCC has asserted its authority to regulate providers of Internet services under Title I of the Communications Act. As an Internet service provider, HNS is subject to that jurisdiction. Changes in the law may prevent HNS from choosing its business partners or restrict its activities as an Internet service provider. For instance, the FCC recently adopted a policy statement intended, among other things, to ensure that users of Internet access services have access to the applications, such as voice over IP service, and content of their choice. Depending on how this policy statement is enforced, it could limit HNS’ ability to enter into exclusive or preferential arrangements with business partners.

The FCC also recently adopted and released the first of two orders governing the obligations of broadband Internet access and VOIP service providers to comply with the requirements of the federal Communications Assistance for Law Enforcement Act, or CALEA. CALEA requires telecommunications carriers, as defined in the statute, to ensure that law enforcement agencies are able to conduct lawfully-authorized surveillance of users of their services. The first order established that satellite-based providers of these services must comply with

CALEA, and that all newly-covered service providers must comply within 18 months of the date of effectiveness of the order. The FCC has indicated that a second associated order, which has not yet been adopted or released, will address the assistance capabilities required of the providers covered by the first order, as well as compliance extensions and exemptions, cost recovery, identification of future services and entities subject to CALEA, and enforcement. HNS may be required to makes changes in its system architecture. HNS cannot predict how expensive those changes would be to implement, or what impact they would have on the provision of its services, until the FCC’s new rules are released. Depending on the requirements detailed in the second upcoming order, HNS may not be able to satisfy the compliance deadline established by the new FCC orders on CALEA, which could subject us to possible enforcement actions.

The United States Congress is also considering changes to the regulatory treatment for certain communications services, including services that HNS provides. We cannot predict the result of these considerations or whether HNS may be adversely affected by them.

Export control requirements and sanctions regulations

In the operation of its business, HNS must comply with all applicable export control and economic sanctions laws and regulations of the United States and other countries. Specifically, the applicable United States laws and regulations include the Arms Export Control Act, the International Traffic in Arms Regulations, or ITAR, the Export Administration Regulations, or EAR, and the trade sanctions laws and regulations administered by the United States Treasury Department’s Office of Foreign Assets Control of the United States Department of the Treasury, or OFAC. The export of certain hardware, technical information and services relating to satellites to non-United States persons is regulated by the United States Department of State’s Directorate of Defense Trade Controls, or the DDTC, under the ITAR. Except for the transactions and related contracts addressed by the January 26, 2005 consent agreement among DIRECTV, DTV Networks, and the State Department, HNS believes that it has obtained all of the specific State Department authorizations currently needed in order to fulfill its obligations under its contracts with non United States entities, and HNS believes that the terms of these licenses are sufficient given the scope and duration of the contracts to which they pertain.

The United States Department of Commerce’s Bureau of Industry and Security, or the Bureau, also regulates most of HNS’ international activities under the Export Administration Regulations. The Bureau regulates HNS’ export of equipment for earth stations in its ground network located outside of the United States. It is HNS’ practice to obtain all licenses necessary for the furnishing of original or spare equipment for the operation of its earth station facilities in a timely manner in order to facilitate the shipment of this equipment when needed.

HNS cannot provide services to certain countries subject to United States trade sanctions unless it first obtains the necessary authorizations from OFAC. Where required, OFAC has granted HNS the authorizations needed to provide equipment or services to United States-sanctioned countries.

Following a voluntary disclosure by DIRECTV and DTV Networks in June 2004, DIRECTV and DTV Networks entered into a consent agreement with the U.S. Department of State in January 2005 regarding alleged violations of the ITAR. This consent agreement addresses exports of technology related to the VSAT business primarily to China. As part of the consent agreement, which applies to HNS, one of HNS’ subsidiaries was debarred from conducting certain international business. HNS is now eligible to seek reinstatement and intends to do so in the near future. In addition, HNS is required to enhance its export compliance program to avoid future infractions. As a result of the voluntary disclosure and consent agreement, HNS is currently unable to perform its obligations under certain contracts in China and Korea addressed by the consent agreement, and if ultimately unable to perform, HNS may be liable for certain damages of up to approximately $5.0 million as a result of its non-performance. With respect to one such contract, HNS received notice in November 2005 that one of its customers in China filed a demand for arbitration with the International Center for Dispute Resolution, a division of the American Arbitration Association.

As HNS’ parent entity, we will be required to register with the DDTC.

Regulation of SPACEWAY’s Licensing Administration

There are several ITU filings for orbital locations which may be used for HNS’ SPACEWAY satellite. The ITU filing used to launch and operate the SPACEWAY satellite will subject HNS to the licensing jurisdiction of the administration that made the particular ITU filing. As a condition of license, the national licensing regime may require, for example, that HNS implement the SPACEWAY satellite system in a manner consistent with certain milestones, such as for the satellite design and construction, ground segment procurement and construction, and the launch and implementation of service, that the SPACEWAY satellite control center be located in national territory, that a license be obtained prior to launching or operating the satellite, or that a license be obtained before interconnecting with the PSTN. We cannot predict how HNS will be able to satisfy these or any other licensing requirements, or that HNS will be able to obtain or maintain the necessary authority from the licensing administration to implement the SPACEWAY satellite as proposed.

International regulation

HNS must comply with the applicable laws and regulations and, where required, obtain the approval of the regulatory authority of each country in which it, or under certain circumstances its VARs, provide services or operate earth stations. The laws and regulatory requirements regulating access to satellite systems vary from country to country. In some countries a license is required to provide HNS’ services and to operate satellite earth stations. The application procedure can be time-consuming and costly in some countries, and the terms of licenses vary for different countries. In addition, in some countries there may be restrictions on HNS’ ability to interconnect with the local switched telephone network. In certain countries, there are limitations on the fees that can be charged for the services HNS provides.

Many countries permit competition in the provision of voice, data or video services, the ownership of the equipment needed to provide telecommunications services, and the provision of satellite capacity to that country. HNS believes that this trend should continue due to commitments by many countries to open their satellite markets to competition. In other countries, however, a single entity, often the government-owned telecommunications authority, may hold a monopoly on the ownership and operation of telecommunications facilities or on the provision of telecommunications to, from or within the country. In those cases, HNS may be required to negotiate for access to service or equipment provided by that monopoly entity, and it may not be able to obtain favorable rates or other terms.

As HNS has developed its communications network and offered services outside the United States, it has been required to obtain additional licenses and authorizations. There can be no assurance, however, that any regulatory approvals it currently holds are, or will remain, sufficient in the view of foreign regulatory authorities, that any additional necessary approvals will be granted on a timely basis, or at all, in all jurisdictions in which HNS wishes to operate, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to operate satellites or provide satellite service internationally could have a material adverse effect on HNS’ ability to generate revenue and conduct its business as currently planned.

International Telecommunication Union frequency registration

HNS’ use of orbital locations and frequencies for the planned SPACEWAY satellite is subject to the frequency registration and coordination process of the ITU. The ITU Radio Regulations define the rules and rights for a satellite to use specific radio frequencies at a specific orbital location. If two or more satellites make technically conflicting filings at the ITU, the first satellite to file at the ITU generally has priority to use the specified frequencies over subsequent filers. Certain of those filings that have ITU priority may be available for use by us or our affiliates. Moreover, subsequent filers are obligated to coordinate their satellites, before bringing them into service, with earlier-filed satellite. In order for a satellite to maintain its priority status at the ITU, the spacecraft must be launched and operated at the specified orbital location using the specified frequencies by certain dates.

Coordination activities have been initiated with respect to some ITU filings relating to the SPACEWAY satellite, but the coordinations have not been completed yet. A number of administrations have “ITU priority” over these filings by virtue of having made earlier ITU submissions for networks that could experience interference from the operation of the SPACEWAY satellite. Radio frequency coordination with those other administrations therefore may be required prior to the operation of the SPACEWAY satellite.

ITU coordination obligations may require a satellite operator to reduce power, avoid operating on certain frequencies, launch its satellite into a different orbital location and/or otherwise modify planned or existing operations. There can be no assurance that HNS will be able to successfully coordinate its satellites to the extent it is required to do so, and any modifications it makes in the course of coordination, or any inability to successfully coordinate, may materially adversely affect HNS’ ability to generate revenue.

Neither the ITU specifically, nor international law generally, provides clear remedies if the ITU coordination process fails or if a satellite is operated in a manner that causes interference to another satellite. Moreover, because only nations, and not individual companies, have full standing as ITU members, HNS must rely on the government sponsoring its filing to represent its interests before the ITU, including obtaining rights to use orbital locations and resolving disputes relating to the ITU’s rules and procedures.

Intellectual property

HNS currently relies on a combination of patent, trade secret, copyright and trademark law, together with licenses, non-disclosure and confidentiality agreements and technical measures, to establish and protect proprietary rights in its products. HNS holds United States patents covering various aspects of its products and services, including patents covering technologies that enable the production of lower cost satellite terminals and that provide for significant acceleration of communication speeds and enhancement of throughput. In connection with the acquisition of 50% of the Class A membership interests of HNS on April 22, 2005, DIRECTV assigned a large number of patents and patent applications to HNS which are subject to a royalty-free, perpetual license-back to DIRECTV. DIRECTV has also licensed many of its patents on a royalty-free, perpetual basis to HNS and has agreed to a covenant not to assert for the remainder of its patent portfolio existing as of the closing date. In addition, HNS has granted licenses to use its trademarks to VARs worldwide and it typically retains the right to monitor the use of those trademarks, and impose significant restrictions on their use in efforts to ensure a consistent brand identity. HNS protects the proprietary rights in its software through the use of software licenses which protect the source code as confidential information and prohibit any reverse-engineering of that code.

HNS believes that its patents are important to its business. HNS also believes that, in some areas, the improvement of existing products and the development of new products, as well as reliance upon trade secrets and unpatented proprietary know-how, are important in establishing and maintaining a competitive advantage. HNS believes, to a certain extent, that the value of its products and services are dependent upon its proprietary software, hardware and other technology, remaining “trade secrets” or subject to copyright protection. Generally, HNS enters into non-disclosure and invention assignment agreements with its employees, subcontractors and certain customers and other business partners. However, HNS cannot assure that its proprietary technology will remain a trade secret, or that others will not independently develop a similar technology or use such technology in products competitive with those offered by HNS.

Research & development, engineering and manufacturing

HNS has a skilled and multidisciplined engineering organization that develops its products and services. HNS’ in-house technological capability includes the complete set of skills required to develop the hardware, software and firmware required in its products and services. In addition to its product development skills, over the past 30 years HNS has pioneered numerous advances in the area of wireless communication techniques and methodologies. This has resulted in the grant of over 170 patents and the adoption of HNS’ techniques in numerous communication standards in both satellite and terrestrial systems.

With respect to hardware development, HNS’ skill-set includes complex digital designs, radio frequency and intermediate frequency analog designs, advanced application-specific integrated circuit designs and sophisticated consumer and system level packaging designs. HNS also has extensive experience in developing products for high-volume, low-cost manufacturing for the Consumer industry, including DIRECTV’s set-top receivers and dual mode satellite and cellular hand sets.

As a complement to its hardware manufacturing operations, HNS has also developed extensive experience in designing reliable software systems as part of its telecommunication systems and services offerings. For example, HNS’ VSAT product line for the Enterprise market supports over 400 protocols for data communications. HNS’ software engineers have also developed many large turnkey systems for its customers by designing the overall solution, implementing the various subsystems, deploying the entire network and user terminals, integrating and verifying the operational system, and ultimately training the customers’ technicians and operators.

HNS’ products are primarily designed and tested at its facilities in Maryland, and it outsources a significant portion of the manufacturing of its products to third parties such as Flextronics and MTI. HNS’ manufacturing facilities, together with its third-party arrangements, have sufficient capacity to handle current demand. HNS continuously adjusts its capacity based on its production requirements. HNS also works with third party vendors for the development and manufacture of components integrated into its products, as well as for assembly of components for its products. HNS has implemented a multifaceted strategy focused on meeting customer demand for its products and reducing production costs. HNS’ operations group, together with its research and development group, is working with its vendors and subcontractors to increase development and production efficiency in order to obtain higher component quantities at reduced prices.

Employees and labor relations

As of November 15, 2005, we and our consolidated subsidiaries (which does not include HNS) had 55 employees. None are represented by a union. As of November 15, 2005, HNS and its consolidated subsidiaries had 1,499 employees. Other than approximately 37 HNS employees (all of whom are located in Italy and Brazil), none are represented by a union. We believe that both our relationship with our employees and HNS’ relationship with its employees are good.

Generally, our and HNS’ employees are retained on an at-will basis. We and HNS have entered into employment agreements, however, with certain of our respective key employees and require all of our respective senior managers, as well as most of our respective key employees, to sign confidentiality agreements. Certain of our and HNS’ personnel have non-competition agreements that prohibit them from competing with us or HNS, as applicable, for various periods following termination of their employment.

After the distribution, certain of our executives and employees will also be employed by SkyTerra until the earlier of (i) their resignation, (ii) their termination by SkyTerra or (iii) a change of control of SkyTerra. See “Certain Relationships and Related Party Transactions.”

Properties

Our principal executive offices are located at 19 West 44th Street, Suite 507, New York, New York 10036.

HNS’ properties consist of design centers, service facilities and sales and marketing offices, and are located in the United States, Mexico, Europe, Asia and Africa.

Location	Owned/ Leased	Square footage	Function
Germantown, Maryland	Owned	311,000	Corporate headquarters—office and engineering lab, network operations, shared hubs
Gaithersburg, Maryland	Leased	107,500	Manufacturing, test
Gaithersburg, Maryland	Leased	66,500	Engineering, office space
Gaithersburg, Maryland	Occupancy license	52,000	Warehouse
Darmstadt, Germany	Leased	30,900	Corporate headquarters (Europe), shared hub, operations
Milton Keynes, England	Leased	18,000	Back office support (Europe)
Southfield, Michigan	Leased	15,000	Shared hub
San Diego, California	Leased	13,800	Engineering, sales
Las Vegas, Nevada	Leased	10,000	Shared hub, backup NOCC Spaceway
Shanghai, PRC	Leased	8,200	Repair, sales, marketing
Sao Paulo, Brazil	Leased	3,459	Sales, marketing, operations
Rome, Italy	Leased	2,700	Sales, marketing
Chicago, Illinois	Leased	2,600	Sales, marketing
Beijing, PRC	Leased	2,100	Sales, marketing, operations
Delhi, India	Leased	2,000	Office
Jakarta, Indonesia	Leased	1,182	Sales, marketing, operations
Moscow, Russia	Leased	1,081	Sales, marketing
Dubai, United Arab Emirates	Leased	500	Sales
Lomas de Chaputepec, Mexico	Leased	312	Sales, marketing, operations
Irving, Texas	Leased	280	Sales
Fort Lauderdale, Florida	Leased	160	Sales
Miami, Florida	Leased	110	Sales
Rio de Janeiro, Brazil	Leased	80	Sales

HNS performs network services and customer support functions 24 hours a day, 7 days a week, 365 days a year at these locations.

Environmental

HNS is subject to various federal, state and local laws relating to the protection of the environment, most significantly the Resource Conservation and Recovery Act, or RCRA, and the Emergency Planning and Community Right-to-Know Act, or EPCRA. HNS’ Safety, Health and Environmental Affairs department manages its compliance with all applicable federal and state environmental laws and regulations.

Under the RCRA, HNS is considered a small quantity generator. As such, HNS performs weekly inspections of any waste storage areas to ensure that their integrity has not been breached, and to ensure that the waste receptacles are intact. HNS also labels all hazardous waste containers with appropriate signage identifying both the contents and the date the waste was generated, and it uses a third party waste hauler to transport and dispose of such waste. Hazardous and other waste is manifested and shipped in accordance with Environmental Protection Agency, Department of Transportation regulations, and relevant state regulations.

As required by the EPCRA, HNS files periodic reports with regulators covering four areas: Emergency Planning, Emergency Release, Hazardous Chemical Storage and Toxic Chemical Release. HNS does not maintain any quantities of extremely hazardous materials on its premises, and therefore has relatively modest reporting requirements under the EPCRA. HNS’ environmental compliance costs to date have not been material and it currently has no reason to believe that such costs will become material in the foreseeable future.

Legal proceedings

SkyTerra and one of our subsidiaries (along with the Engelhard Corporation) are parties to an arbitration relating to certain agreements that existed between or among the claimant and ICC Technologies, Inc., a former name of SkyTerra, and the Engelhard/ICC (“E/ICC”) joint venture arising from the desiccant air conditioning business that SkyTerra sold in 1998. The claimant has sought $8.5 million for (a) its alleged out of pocket losses in investing in certain of E/ICC’s technology, (b) unjust enrichment resulting from the reorganization of E/ICC in 1998, and (c) lost profits arising from the fact that it was allegedly forced to leave the air conditioning business when the E/ICC joint venture was dissolved. We have indemnified SkyTerra for any losses associated with this litigation and are controlling the conduct of the defense of the action pursuant to the separation agreement. See “Certain Relationship and Related Party Transactions—Separation Agreement.” We intend to vigorously dispute this action.

In 2002, the Department of Revenue Intelligence, or DRI, in India initiated an action against a former affiliate and customer of HNS, Hughes Telecom (India) Ltd., or HTIL, relating to alleged underpayment of customs duty and misclassification of import codes. The DRI action was also directed against HNS and other HTIL suppliers whose shipments are the focus of that action. HTIL, renamed Tata Teleservices (Maharashtra) Ltd., or TTML, after the Tata Group purchased HNS’ equity interest in December 2003, is the principal party of interest in this action. HNS, together with the other named suppliers, is potentially liable for penalties in an amount of up to five times the underpayment of duty if it is found to have aided HTIL in avoiding duty. In connection with HNS’ sale to the Tata Group, HNS did not indemnify TTML in relation to its own potential liability in this matter. Currently, the parties have filed replies to the DRI’s allegations and expect that the matter will be resolved in a forum known as the Settlement Commission.

In addition, HNS is involved in periodic litigation in the ordinary course of its business alleging intellectual property infringement claims, product liability claims, property damage claims, personal injury claims, contract claims, employment related claims and worker’s compensation claims. HNS does not believe that there are any such pending or threatened legal proceedings, including ordinary litigation incidental to the conduct of its business and the ownership of its properties that, if adversely determined, would have a material adverse effect on its business, financial condition, results of operations or liquidity. However, HNS cannot assure you that future litigation will not adversely affect its business, financial condition, results of operations or liquidity.

Following a voluntary disclosure by DIRECTV and DTV Networks in June 2004, DIRECTV and DTV Networks entered into a consent agreement with the U.S. Department of State in January 2005 regarding alleged violations of the ITAR. This consent agreement addresses exports of technology related to the VSAT business primarily to China. As part of the consent agreement, which applies to HNS, one of HNS’ subsidiaries was debarred from conducting certain international business. HNS is now eligible to seek reinstatement and intends to do so in the near future. In addition, HNS is required to enhance its export compliance program to avoid future infractions. As a result of the voluntary disclosure and consent agreement HNS is currently unable to perform its obligations under certain contracts in China and Korea addressed by the consent agreement. If ultimately unable to perform, HNS may be liable for certain damages of up to approximately $5.0 million as a result of its non-performance. With respect to one such contract, HNS received notice in November 2005 that one of its customers in China filed a demand for arbitration with the International Center for Dispute Resolution, a division of the American Arbitration Association.

MANAGEMENT

Directors and Executive Officers

The following summary of our executive officers and directors contains references to provisions of our amended and restated certificate of incorporation and by-laws, including the composition of the board of directors and its committees, the election and term of service of directors and compensation committee interlocks that will be in effect upon the completion of the distribution.

The following table sets forth information concerning our directors and executive officers. All of our directors hold office for the remainder of their full term and until their successors are duly elected and qualified. Executive officers serve at the request of the board of directors.

The following table sets forth information concerning our directors and executive officers:

Name	Age	Position
Jeffrey A. Leddy	50	Director, Chief Executive Officer and President
Pradman P. Kaul	59	Chief Executive Officer and Chairman of HNS
Robert C. Lewis	40	Senior Vice President, General Counsel and Secretary
Craig J. Kaufmann	30	Controller and Treasurer
Andrew D. Africk	39	Director
Aaron J. Stone	32	Director
Michael D. Weiner	53	Director

Set forth below is information concerning our directors.

Jeffrey A. Leddy—Director, Chief Executive Officer and President. Mr. Leddy has been a director since our formation on June 23, 2005. Mr. Leddy has been our President since our formation on June 23, 2005 and our Chief Executive Officer since November 8, 2005. Mr. Leddy has been SkyTerra’s Chief Executive Officer and President since April 2003. Mr. Leddy served as SkyTerra’s President and Chief Operating Officer since October 2002 and its Senior Vice President of Operations since June 2002. From September 1980 to December 2001, Mr. Leddy worked for EMS Technologies, most recently as a Vice President. Mr. Leddy also currently serves as President of Miraxis, LLC, SkyTerra’s affiliate, a position he has held since September 2001 and on the Board of Directors of Mobile Satellite Ventures GP Inc.

Andrew D. Africk—Director. Mr. Africk has been a director since December 2, 2005. Mr. Africk is a partner of Apollo Advisors, L.P., where he has worked since 1992. Mr. Africk is also a director of Intelsat Holdings, Ltd., Superior Essex, Inc., Mobile Satellite Ventures GP Inc. and TerreStar Networks, Inc. Mr. Africk also serves on the Board of Directors of SkyTerra.

Aaron J. Stone—Director. Mr. Stone has been a director since December 2, 2005. Mr. Stone is a partner of Apollo Advisors, L.P. where he has worked since 1997. Mr. Stone also serves on the Board of Directors of SkyTerra, AMC Entertainment Inc., Educate Inc., and Intelsat Holdings, Ltd. Prior to Apollo, Mr. Stone worked for Smith Barney Inc. in its Mergers & Acquisitions group.

Michael D. Weiner—Director. Mr. Weiner has been a director since December 2, 2005. Mr. Weiner joined Apollo Advisors, L.P. and Apollo Real Estate Advisors in 1992 and has served as general counsel of the Apollo organization since that time. Prior to joining Apollo, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius specializing in securities law, public and private financings, and corporate and commercial transactions. Mr. Weiner serves on the Board of Directors of SkyTerra and Quality Distribution.

Set forth below is information concerning our executive officers.

Pradman P. Kaul—Chief Executive Officer and Chairman of HNS. Mr. Kaul has been HNS’ chief executive officer since 2000. Mr. Kaul was appointed to HNS’ board of managers on April 22, 2005. Mr. Kaul has been with HNS since 1973. Previously, Mr. Kaul served as president and chief operating officer, executive vice president, and HNS’ director of engineering. Before joining HNS, Mr. Kaul worked at COMSAT Laboratories in Clarksburg, Maryland. Mr. Kaul is a member of the National Academy of Engineering and serves on several public boards including Primus Telecom in the United States and Tata Telesevices (Maharashtra) Ltd. in India

Robert C. Lewis—Senior Vice President, General Counsel and Secretary. Mr. Lewis has been our Secretary since our formation on June 23, 2005 and our Senior Vice President and General Counsel since November 8, 2005. Mr. Lewis was our Treasurer from our formation on June 23, 2005 until the appointment of Mr. Kaufmann to such position (see below). Mr. Lewis has been SkyTerra’s Vice President and General Counsel since May 1998 and Secretary of SkyTerra since August 1998. Mr. Lewis was appointed SkyTerra’s Senior Vice President on July 26, 2000. Prior to joining SkyTerra, Mr. Lewis was an associate at the law firm of Fried, Frank, Harris, Shriver & Jacobson from October 1992.

Craig J. Kaufmann—Controller and Treasurer. Mr. Kaufmann has been our Controller and Treasurer since November 8, 2005. Mr. Kaufmann has been SkyTerra’s Controller and Treasurer since April 2003, having served as its Director of Financial Reporting since November 2000. Prior to joining SkyTerra, Mr. Kaufmann was the Financial Reporting Manager of Kozmo.com since March 2000 and an associate at PricewaterhouseCoopers from August 1998 to March 2000.

Composition of the Board of Directors

Our board of directors currently consists of four members. Prior to the distribution, we intend to increase the size of our board of directors to six members and to add • and • as directors. Our board of directors has determined that • and • are independent (as defined in the NASDAQ Marketplace Rules). Our board of directors is elected annually, and each director holds office for a one-year term.

Committees of the Board of Directors

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition of the board committees will comply, when required, with the applicable rules of the Sarbanes-Oxley Act of 2002.

The audit committee selects, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discusses with the independent auditors their independence, reviews and discusses the audited financial statements with the independent auditors and management and recommends to our board of directors whether the audited financial statements should be included in our Annual Reports on Form 10-K to be filed with the SEC. • is the chairman of our audit committee, and the other members of our audit committee are • and •, both of whom are independent directors. Our board of directors has determined that • is an “audit committee financial expert” under the requirements of NASDAQ and the SEC.

The compensation committee reviews and either approves, on behalf of our board of directors, or recommends to the board of directors for approval (1) the annual salaries and other compensation of our executive officers and (2) individual stock and stock option grants. The compensation committee also provides assistance and recommendations with respect to our compensation policies and practices and assists with the administration of our compensation plans. Mr. Africk is the chairman of our compensation committee, and the other members of our compensation committee are • and •. The majority of the members of the compensation committee will be independent directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a director or member of the compensation committee of another entity, one of whose executive officers serves on our compensation committee.

DIRECTOR AND EXECUTIVE COMPENSATION

Compensation of Directors

Each non-employee director receives a per meeting fee of $• for each meeting of the Board of Directors and $• for each committee meeting attended, along with expenses incurred in connection with attending each meeting.

Compensation of Executive Officers

Summary Compensation Table

The following table sets forth, for the years ended December 31, 2004, 2003 and 2002, the compensation for services in all capacities earned by our Chief Executive Officer and other executive officers. We refer to these executives as our “named executive officers” elsewhere in this document. All compensation reflected in this section was paid or awarded directly by SkyTerra, or, in the case of Mr. Pradman P. Kaul, by Hughes Network Systems, Inc. or DIRECTV. All compensation, other than that paid to Mr. Kaul, was recorded by us as compensation expense in our historical financial statements.

	Annual Compensation					Long-Term Compensation			All Other Compensation (4)
Name and Principal Position	Year	Salary	Bonus (1)	Other Annual Compensation		Securities Underlying Options/ SARs (2)	LTIP Payouts(3)

Jeffrey A. Leddy Chief Executive Officer and President	2004 2003 2002	$309,180 232,950 138,462	$300,000 168,750 140,000	$	— — —	70,000 100,000 100,000	$	— — —	$9,000 — —

Robert C. Lewis Senior Vice President and General Counsel	2004 2003 2002	203,846 187,615 196,250	100,000 90,000 90,000		— — —	20,000 40,000 20,000		— — —	8,283 3,304 —

Craig J. Kaufmann Controller and Treasurer	2004 2003 2002	118,269 94,490 109,583	50,000 37,500 25,000		— — —	25,000 15,000 —		— — —	4,677 1,465 —

Pradman P. Kaul Chief Executive Officer and Chairman of HNS	2004 2003 2002	521,019 513,627 513,011	2,919,714 3,006,000 272,000		— — —	— — —		120,783 48,910 147,108	18,354 3,815 4,205

(1)	Bonuses for services provided in the year ended December 31, 2002 for Messrs. Leddy, Lewis and Kaufmann were granted in April 2003 and are reflected in 2002. Bonuses for services provided in the year ended December 31, 2003 were granted in January 2004 and are reflected in 2003. Bonuses for services provided in the year ended December 31, 2004 were granted in February 2005 and are reflected in 2004. Amounts for Mr. Kaul include $2.4 million paid in 2003 and approximately $2.5 million in 2004 pursuant to a retention bonus plan of the former parent company of Hughes Network Systems, Inc.
(2)	Represents options to purchase SkyTerra common stock.
(3)	Amounts shown in this column represent awards earned under DIRECTV Long-term Achievement Plan by Mr. Kaul for the performance periods ending December 31, 2002, 2003 and 2004, respectively, but actually paid in the subsequent year.
(4)	Represents employer matching contributions to retirement accounts for Messrs. Leddy, Lewis and Kaufmann. Represents amounts paid to Mr. Kaul pursuant to a benefits allowance in 2002 and 2003 and pursuant to an automobile and benefits allowance in 2004.

SkyTerra Option / SAR Grants in the Last Year

The following table sets forth information concerning grants of stock options to purchase common stock of SkyTerra during the year ended December 31, 2004 to the named executive officers. In connection with the distribution, holders of stock options to purchase shares of SkyTerra’s common stock will receive stock options to purchase our common stock under the 2005 Equity and Incentive Plan. Such holders will receive an option to purchase one share of our common stock for each option to purchase two shares of SkyTerra common stock that they hold. See “2005 Equity and Incentive Plan” below.

Name	Number of Securities Underlying Options/SARs Granted		Percent of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($ / Share)	Expiration Date	Potential Realizable Value at Assumed Rates of Stock Appreciation for Option Term
						5%	10%
Jeffrey A. Leddy	70,000	(2)	37.8%	$2.15	2/16/14	$94,649	$239,858
Robert C. Lewis	20,000	(1)	10.8%	$2.20	1/26/14	$27,671	$70,125
Craig J. Kaufmann	25,000	(1)	13.5%	$2.20	1/26/14	$34,589	$87,656
Pradman P. Kaul (3)	—		—	—	—	—	—

(1)	These options were granted on January 26, 2004 at an exercise price of $2.20, the per share fair market value of the SkyTerra common stock at that time. The options have a term of ten years. These options are exercisable cumulatively in three equal annual installments, beginning on January 26, 2005.
(2)	This option was granted on February 16, 2004 at an exercise price of $2.15, the per share fair market value of the SkyTerra common stock at that time. The option has a term of ten years. The option is exercisable cumulatively in three equal annual installments, beginning on February 16, 2005.
(3)	Mr. Kaul was not an officer of SkyTerra during the year ended December 31, 2004 and, as such, was not granted any options to purchase SkyTerra common stock.

Aggregated SkyTerra Option/SAR Exercises in the Last Year and Year-end Option/SAR Values

The following table sets forth information concerning the exercise of options to purchase shares of SkyTerra common stock by the named executive officers during the year ended December 31, 2004, as well as the number and potential value of unexercised options (both options which are presently exercisable and options which are not presently exercisable) as of December 31, 2004. In connection with the distribution, holders of stock options to purchase shares of SkyTerra’s common stock will receive stock options to purchase our common stock under the 2005 Equity and Incentive Plan. Such holders will receive an option to purchase one share of our common stock for each option to purchase two shares of SkyTerra common stock that they hold. See “Director and Executive Compensation—2005 Equity and Incentive Plan.”

Name	Number of Securities Underlying Options/ SARs Acquired on Exercise	Value Realized (1)	Number of Securities Underlying Options/ SARs at Fiscal Year End Exercisable/ Unexercisable	Value of Unexercised In-the-money Options / SARs at Fiscal Year End ($) Exercisable / Unexercisable
Jeffrey A. Leddy	—	—	108,334/161,666	2,780,101/4,092,149
Robert C. Lewis	6,300	$21,090	36,668/53,332	897,401/1,352,699
Keith C. Kammer	—	—	13,334/36,666	336,017/917,483
Craig J. Kaufmann	6,000	$22,350	0/35,000	0/872,150
Pradman P. Kaul (2)	—	—	—	—

(1)	Reflects the difference on the date of exercise between market price and exercise price times the number of shares of SkyTerra common stock acquired upon such exercise. Does not represent a sale by the named executive.
(2)	Mr. Kaul was not an officer of SkyTerra during the year ended December 31, 2004 and, as such, did not have any options to purchase SkyTerra common stock to exercise.

2005 Equity and Incentive Plan

Our 2005 Equity and Incentive Plan will provide for the grant of equity-based awards, including restricted common stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards, as well as cash bonuses and long-term cash awards to our directors, officers and other employees, advisors and consultants who are selected by our compensation committee for participation in the plan. Unless earlier terminated by our board of directors, the plan will expire on the tenth anniversary of the date of its adoption. Termination of the plan is not intended to adversely affect any award that is then outstanding without the award holder’s consent. Our board of directors may amend the plan at any time. Plan amendments are not intended to adversely affect any award that is then outstanding without the award holder’s consent, and we must obtain stockholder approval of a plan amendment if stockholder approval is required to comply with any applicable law, regulation or stock exchange rule.

In connection with the distribution, holders of stock options to purchase shares of SkyTerra’s common stock will receive stock options to purchase our common stock under the 2005 Equity and Incentive Plan. Such holders will receive an option to purchase one share of our common stock for each option to purchase two shares of SkyTerra common stock that they hold. This will result in us issuing vested stock options to purchase approximately • shares of our common stock to our officers and employees.

The exercise price of such options to purchase shares of our common stock that will be issued to certain holders of options to purchase SkyTerra common stock will be determined by multiplying the exercise price of such SkyTerra option by the difference between the closing price of SkyTerra common stock on the record date for the distribution and the closing price of SkyTerra common stock on the day immediately following the record date for the distribution divided by the closing price of SkyTerra common stock on the record date for the distribution and further dividing such result by the exchange ratio.

Administration

The plan will be administered by our compensation committee, which will have the authority, among other things, to determine who will be granted awards and all of the terms and conditions of the awards. The compensation committee will also be authorized to determine to what extent an award may be settled, cancelled, forfeited or surrendered, to interpret the plan and any awards granted under the plan and to make all other determinations necessary or advisable for the administration of the plan. Where the vesting or payment of an award under the plan is subject to the attainment of performance goals, the compensation committee will be responsible for certifying that the performance goals have been attained. The compensation committee or our board of directors will have the authority under the plan to reprice, or to cancel and re-grant, any stock option granted under the plan.

Equity incentive program

Approximately • million shares of our common stock will be available for grants pursuant to the equity incentive program under the plan, including shares of common stock underlying the options that will be issued to holders of SkyTerra stock options in connection with the distribution. Under the plan, no more than • shares of our common stock may be made subject to stock options or stock appreciation rights to a single individual in a single plan year, and no more than • shares of our common stock may be made subject to awards other than stock options or stock appreciation rights to a single individual in a single plan year. In the event that the compensation committee determines that any corporate event, such as a stock split, reorganization, merger, consolidation, repurchase or share exchange, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of plan participants, then the compensation committee will make those adjustments as it deems necessary or appropriate to any or all of:

•	the number and kind of shares or other property that may thereafter be issued in connection with future awards;

•	the number and kind of shares or other property that may be issued under outstanding awards;

•	the exercise price or purchase price of any outstanding award; and/or

•	the performance goals applicable to outstanding awards.

The compensation committee will determine all of the terms and conditions of equity-based awards under the plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals. The performance goals that may be applied to awards under the equity incentive program under the plan are the same as those discussed below under “—Cash incentive programs.”

The terms and conditions of stock options and stock appreciation rights granted under the plan will be determined by the compensation committee and set forth in an agreement. Stock options granted under the plan may be “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, or non-qualified stock options. A stock appreciation right confers on the participant the right to receive an amount, in cash or shares of our common stock (in the discretion of the compensation committee), equal to the excess of the fair market value of a share of our common stock on the date of exercise over the exercise price of the stock appreciation right, and may be granted alone or in tandem with another award. The exercise price of an option or stock appreciation right granted under the plan will not be less than the fair market value of our common stock on the date of grant. The exercise price of a stock appreciation right granted in tandem with a stock option will be the same as the stock option to which the stock appreciation relates. The vesting of a stock option or stock appreciation right will be subject to such conditions as the compensation committee may determine, which may include the attainment of performance goals.

The terms and conditions of awards of restricted stock and restricted stock units granted under the plan will be determined by the compensation committee and set forth in an award agreement. A restricted stock unit confers on the participant the right to receive a share of our common stock or its equivalent value in cash, in the discretion of the compensation committee. These awards will be subject to restrictions on transferability which may lapse under those circumstances that the compensation committee determines, which may include the attainment of performance goals. The compensation committee may determine that the holder of restricted stock or restricted stock units may receive dividends (or dividend equivalents, in the case of restricted stock units) that may be deferred during the restricted period applicable to these awards.

The plan also provides for other equity-based awards, the form and terms of which will be as determined by the compensation committee, consistent with the purposes of the plan. The vesting or payment of one of these awards may be made subject to the attainment of performance goals.

The plan provides that, unless otherwise determined by the compensation committee, in the event of the termination of an employee’s employment with the Company, other than for cause (as defined in the plan) within one year following a change in control (as defined in the plan), all awards granted under the plan will become fully vested and/or exercisable, and any performance conditions will be deemed to be fully achieved.

The HNS limited liability agreement allows for the issuance of Class B membership interests which are entitled to receive a pro rata share of any capital gains upon, among other things, a sale of HNS. In the second quarter of 2005, a total of 4,750 Class B membership interests were issued to certain members of HNS’ senior management and the Company’s chief executive officer and president entitling the holders to approximately 4% of any capital gains resulting from a qualifying transaction. These Class B membership interests are subject to certain vesting requirements, with 50% of the Class B membership interests subject to time vesting over five years and the other 50% vesting based upon certain performance milestones. If we consummate the HNS Acquisition, then one year following such transaction, at the holders’ election, vested Class B membership interests could be exchanged for our common stock. The number of shares of our common stock to be issued upon such exchange would be based upon the fair market value of such vested Class B membership interest divided by the value of the our common stock at the time of such exchange. The issuance of such shares of our common stock is subject to the authorization of our board of directors and compliance with applicable securities laws.

In addition, in July 2005, HNS adopted an incentive plan pursuant to which bonus units representing up to approximately 4% of the increase in the value of HNS are available for grant to its employees. The bonus units provide for time vesting over five years subject to a participant’s continued employment with HNS and reflect a right to receive a cash payment upon a change of control of HNS (but excluding the HNS Acquisition) or a sale of substantially all of the assets of HNS. Pursuant to the plan, if we complete the HNS Acquisition and a participant in the plan is still employed by HNS on April 22, 2008, then, at such time, the participant’s vested bonus units would be exchanged for our common stock. A second exchange will take place April 22, 2010 for participants in the plan still employed at HNS at such time. The number of shares of our common stock to be issued upon such exchanges would be based upon the fair market value of such vested bonus unit divided by the value of our common stock at the time of the respective exchange. The issuance of such shares of our common stock is subject to the authorization of our board of directors and compliance with applicable securities laws.

Cash incentive programs

The plan will provide for the grant of annual and long-term cash awards to plan participants selected by our compensation committee. The maximum value of the total cash payment that any plan participant may receive under the plan’s annual cash incentive program for any year will be $• million, and the maximum value of the total payment that any plan participant may receive for any one year under the plan’s long-term cash incentive program will be $• million for each year covered by the performance period. Payment of awards granted under the cash incentive programs may be made subject to the attainment of performance goals to be determined by the compensation committee in its discretion. The compensation committee may base performance goals on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable:

•	pre-tax income or after-tax income;

•	earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items;

•	net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets;

•	earnings or book value per share (basic or diluted);

•	revenues;

•	return on assets (gross or net), return on investment, return on capital, or return on equity;

•	return on revenues;

•	cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital;

•	economic value created;

•	operating margin or profit margin;

•	stock price or total stockholder return;

•	earnings from continuing operations;

•	cost targets, reductions and savings, productivity and efficiencies; and

•	strategic business criteria, consisting of one or more objectives based on meeting specified industry penetration or share of the industry, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to divestitures, joint ventures and similar transactions.

The performance goals may be expressed in terms of attaining a specified level of the particular criterion, an increase or decrease in the particular criterion or a comparison of achievement against a peer group of companies, and may be applied to us or one of our subsidiaries or a division or strategic business unit. The compensation committee has the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events, in response to changes in laws or regulations or to account for extraordinary or unusual events.

No payment may be made under either of the cash incentive programs under the plan prior to certification by the compensation committee that the applicable performance goals have been attained.

401(k) plan

HNS currently has a 401(k) plan for the benefit of its employees intended to permit employees to save on a tax favorable basis for their retirements. We intend to allow our employees to join such 401(k) plan upon consummation of the HNS Acquisition.

Employment Contracts and Change in Control Arrangements

Employment Agreements with Messrs. Leddy, Lewis and Kaufmann

We do not currently have employment agreements with any of Messrs. Leddy, Lewis or Kaufmann.

Kaul Employment Agreement

The employment agreement between Mr. Kaul and HNS was entered into as of April 22, 2005. Under the agreement, Mr. Kaul will serve as Chairman and Chief Executive Officer of HNS. The employment agreement provides for a two year term and is subject to automatic one-year renewals if not terminated prior to April 21, 2007. The agreement with Mr. Kaul provides a minimum base salary of $540,798, a discretionary cash bonus in the target amount of 75% of his base salary subject to an increase of up to 50% of such target bonus amount if objective performance criteria established by the Compensation Committee of HNS’ board of directors are exceeded. Pursuant to Mr. Kaul’s employment agreement, 750 of his 1,500 Class B membership interests are subject to time vesting, with 75 such Class B membership interests vesting on November 22, 2005 and the remaining 675 of the time vesting Class B membership interests vesting in 54 equal monthly installments commencing on December 22, 2005, subject to Mr. Kaul’s continued employment with HNS. The remaining 750 Class B membership interests are subject to performance vesting with 375 Class B membership interests vesting, if following the earlier of April 22, 2010 or a change of control of HNS, we have received a cumulative total return of at least 3.0 times on our investment in HNS, and all 750 Class B membership interests will vest, if following the earlier of April 22, 2010 or a change of control of HNS, we have received a cumulative total return of at least 5.0 times on our investment.

The agreement sets forth a definition of “cause” for which the Mr. Kaul’s employment may be terminated by HNS and in which case, he will receive only his earned and unpaid base salary, bonus and accrued vacation through the date of termination. At such time, HNS may repurchase any vested Class B Membership interests for the lesser of the fair market value of such interests, subject to adjustment, or the original purchase price of such interests. The agreement provides that in the event of HNS’ material breach or termination of the his employment without “cause,” Mr. Kaul will be entitled to (a) all earned and unpaid base salary, bonus and accrued vacation, (b) one year of base salary plus the target bonus that would have been payable for the calendar year in which such termination occurs, (c) vesting of six (6) months of time vesting Class B membership interests, (d) vesting of the performance based Class B membership interests to the extent that within 180 days of such termination, the cumulative total return goals are met, (e) continuation of health and medical plans for twelve (12) months following the termination, and (f) reasonable outplacement benefits.

The agreement provides that if Mr. Kaul should become permanently disabled and be terminated by HNS, or die during the term of his employment agreement, HNS would pay Mr. Kaul, or his estate, his earned and unpaid base salary, his accrued target bonus and accrued vacation through the date of such event. Any time vesting Class B membership interests that have not vested as of the date of such an event would vest. Performance vesting Class B membership interests would remain outstanding and subject to vesting for 180 days the cumulative total return goals were met.

The employment agreement restricts Mr. Kaul from competing with HNS by providing services to, serving in any capacity for or owning certain interests in competitors of HNS while he is employed by HNS and for a period of one year following the termination of such employment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We are currently a wholly owned subsidiary of SkyTerra. All of the shares of our outstanding common stock will be distributed by SkyTerra to holders of record of SkyTerra stock and Series 1-A and 2-A warrants as of the close of business on the record date, •, 2006. Each such holder will receive one-half of one share of our common stock for every share of SkyTerra common or non-voting common stock held on the record date (or, in the case of SkyTerra’s preferred stock and Series 1-A and 2-A warrants, in accordance with their terms, one-half of one share of our common stock for each share of SkyTerra common stock issuable upon conversion or exercise of such preferred stock and warrants held on the record date).

The following table sets forth, as of November 30, 2005, the amount of our common stock expected to be beneficially owned, upon the completion of the distribution (but before the completion of the rights offering), by (i) each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of SkyTerra common and non-voting common stock, (ii) each of our named executive officers, (iii) each of our current directors, and (iv) all of our executive officers and directors following the distribution as a group. Unless otherwise stated, our expected beneficial ownership is calculated based upon the amount of beneficial ownership of SkyTerra common stock, non-voting common stock, preferred stock and Series 1-A and 2-A warrants as of November 30, 2005.

Name and Address	Position	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock
Jeffrey A. Leddy	Chief Executive Officer and President	111,666	1.1	%(1)

Robert C. Lewis	Senior Vice President, General Counsel and Secretary	41,415	*	(2)

Craig J. Kaufmann	Controller and Treasurer	16,149	*	(4)

Pradman P. Kaul	Chief Executive Officer and Chairman of HNS	—	—

Andrew D. Africk c/o SkyTerra Communications, Inc. 19 West 44th Street, Suite 507 New York, New York 10036	Director	7,065,892	67.9	%(5)

Aaron J. Stone c/o SkyTerra Communications, Inc. 19 West 44th Street, Suite 507 New York, New York 10036	Director	7,044,642	67.9	%(6)

Michael D. Weiner c/o SkyTerra Communications, Inc. 19 West 44th Street, Suite 507 New York, New York 10036	Director	7,044,642	67.9	%(7)

Apollo Investment Fund IV, L.P. Two Manhattanville Road Purchase, New York 10577		7,044,642	67.9	%(8)

Harbert Distressed Investment Master Fund, Ltd. c/o International Fund Services Third Floor Bishop Square Redmonds Hill Dublin, Ireland L2		799,560	7.7	%(9)

All executive officers, directors and nominees as a group (8 persons)		7,222,622	68.5	%(10)

*	Indicates beneficial ownership of less than 1%.
(1)	Represents options to purchase shares of common stock that are currently exercisable, but does not include options that become exercisable upon a change of control or upon termination of employment.
(2)	Includes 9,500 shares of SkyTerra common stock and options to purchase an additional 73,333 shares of SkyTerra common stock that are currently exercisable, but does not include options that become exercisable upon a change of control or upon certain other conditions.
(3)	Represents options to purchase shares of SkyTerra common stock that are currently exercisable.
(4)	Includes 7,300 shares of SkyTerra common stock and options to purchase an additional 25,000 shares of SkyTerra common stock that are currently exercisable.
(5)	Mr. Africk is a principal of Apollo Advisors IV, L.P, which together with an affiliated investment manager, serves as the manager of each of the Apollo Stockholders. Mr. Africk disclaims beneficial ownership of the shares of common stock held by the Apollo Stockholders, or 7,044,642 shares. Includes options to purchase 42,500 shares of SkyTerra common stock held by Mr. Africk that are currently exercisable, but does not include options that become exercisable upon a change of control.
(6)	Mr. Stone is a principal of Apollo Advisors IV, L.P, which together with an affiliated investment manager, serves as the manager of each of the Apollo Stockholders. Mr. Stone disclaims beneficial ownership of all such shares.
(7)	Mr. Weiner is a principal of Apollo Advisors IV, L.P, which together with an affiliated investment manager, serves as the manager of each of the Apollo Stockholders. Mr. Weiner disclaims beneficial ownership of all such shares.
(8)	Messrs. Africk, Stone and Weiner, members of our Board of Directors and associated with Apollo Advisors IV, L.P., disclaim beneficial ownership of the SkyTerra shares held by the Apollo Stockholders.
(9)	Based on Form 4 filed on December 2, 2005 by Harbert Distressed Investment Master Fund, Ltd. Includes 1,544,170 shares of SkyTerra common stock owned by Harbert Distressed Investment Master Fund, Ltd., which may be deemed to share beneficial ownership with HMC Distressed Investment Offshore Manager, L.LC, HMC Investors, LLC, Phillip Falcone, Raymond J. Harbert and Michael D. Luce. Also includes 54,950 shares of SkyTerra common stock owned by Alpha US Sub Fund VI, LLC, which may share beneficial ownership with HMC Investors, LLC, Phillip Falcone, Raymond J. Harbert and Michael D. Luce. Such persons disclaim beneficial ownership in the common stock except to the extent of their pecuniary interest therein.
(10)	Messrs. Africk, Stone and Weiner, members of the Board of Directors and associated with Apollo Advisors IV, L.P., disclaim beneficial ownership of SkyTerra shares held by the Apollo Stockholders. See footnote numbers 5, 6 and 7 above. Includes options to purchase an aggregate of 400,834 shares of SkyTerra common stock that are currently exercisable, but does not include options that become exercisable upon a change of control.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Separation Agreement

We have entered into a separation agreement with SkyTerra to provide for an orderly transition to being separate companies and to govern our continuing relationship with SkyTerra. The separation agreement effected, on January 1, 2006, the transfer, by way of contribution, from SkyTerra to us of certain assets and businesses, and the assumption by us of certain liabilities related to those assets and businesses. Following such transfer and assumption and subject to the indemnification arrangements described below:

•	the assets, liabilities and operations associated with the HNS, ESP and AfriHUB businesses and certain minority investments in entities including Edmunds Holdings, Inc., Data Synapse, Inc. and Hughes Systique Corporation, along with all of SkyTerra’s cash as of the distribution date, excluding $10.0 million, and certain other liabilities expressly allocated to us, are ours; and

•	the assets and liabilities associated with SkyTerra’s interest in the MSV Joint Venture and its stake in TerreStar remain under the ownership and control of SkyTerra, along with $10.0 million in cash.

Upon a change of control of SkyTerra, including the consummation of the proposed merger with Motient, its remaining cash at such time will be transferred to us under the separation agreement. The separation agreement limits the purposes for which SkyTerra may use such cash.

In addition, under the separation agreement, following December 31, 2005, we are obliged to provide SkyTerra with use of our premises and certain of its facilities, such as information technology and communications equipment and services, at such premises, until a change of control of SkyTerra. In exchange, SkyTerra will pay us 50% of the costs associated with such facilities.

The obligations of the parties with respect to the provision of premises and facilities are terminable by their mutual written agreement, by the providing party if performance of the obligation has become impossible or impracticable by reason of force majeure or by a party if the other party fails to materially perform any of its obligations and such failure is not cured within 30 day of receipt of notice of the failure to perform, or if certain insolvency events occur in respect of that other party. Upon the termination of such obligations, we expect to utilize HNS’ facilities.

The separation agreement provides that we are responsible for paying all fees, costs and expenses directly related to the distribution.

The separation agreement was negotiated in the context of a parent-subsidiary relationship and in the context of the distribution.

The following sets forth a summary of the provisions of the separation agreement relating to indemnification and access to information. Also set forth is a summary of intercompany transactions since the beginning of our last fiscal year and for the two fiscal years preceding our last fiscal year.

Indemnification. We indemnify SkyTerra, its subsidiaries, and its officers, directors, employees and agents against losses (including, but not limited to, those arising out of litigation matters and other claims) based on, arising out of or resulting from:

•	the ownership or the operation of the assets or properties transferred to us under the separation agreement, and the operation or conduct of the business of, including contracts entered into and any activities engaged in by, us, whether in the past or future;

•	any other activities we engage in;

•	any guaranty, keepwell, of or by SkyTerra provided to any parties with respect to any of our actual or contingent obligations; and

•	certain claims for violations of federal securities laws that could arise out of or relate to the business of SkyTerra, provided that any claims based on this indemnity are initiated prior to one year following a change of control of SkyTerra, including the consummation of the proposed merger with Motient, and that we are not indemnifying SkyTerra in respect of matters in respect of which it has expressly indemnified us or for violations which result from information provided to SkyTerra by the MSV Joint Venture or TerreStar;

•	any breach by us of the separation agreement or any other agreement between us and SkyTerra;

•	any failure by us to honor any of the liabilities assumed by us under the separation agreement; or

•	other matters described in the separation agreement.

In addition, we have agreed to indemnify SkyTerra and its officers, directors, employees and agents against civil liabilities, including liabilities under the Securities Act, relating to misstatements in or omissions from the registration statement of which this document forms a part, other than misstatements or omissions relating to information specifically about the MSV Joint Venture or TerreStar in the registration statement furnished in writing by those entities for use in the preparation thereof, against which SkyTerra has agreed to indemnify us.

The separation agreement also provides that SkyTerra will indemnify us, our officers, directors, employees and agents against losses involving claims by third parties based on, arising out of or resulting from:

•	any breach by SkyTerra of the separation agreement or any other agreements between us and SkyTerra;

•	any failure by SkyTerra to honor any of the liabilities not assumed by us under the separation agreement; or

•	the ownership or operation of the assets or properties of the MSV Joint Venture or TerreStar, or the operation or conduct of their businesses, including the contracts entered into by them.

Access to Information. The following terms govern access to information under the separation agreement:

•	within 30 days of our separation from SkyTerra, SkyTerra will deliver to us all historical records related to our business, the business of our subsidiaries, any assets we have acquired or any liabilities that we have assumed or for which we have otherwise agreed to indemnify SkyTerra;

•	subject to applicable confidentiality provisions and other restrictions, we and SkyTerra will each give the other any information within that company’s possession that the requesting party reasonably needs:

•	to comply with requirements imposed on the requesting party by a governmental authority;

•	for use in any proceeding or to satisfy audit, accounting, tax or similar requirements; or

•	to comply with its obligations under the separation agreement or any ancillary agreements;

•	we and SkyTerra will each give the other, at no charge, all financial and other data and information that the other determines is necessary or advisable to prepare its financial statements and reports or filings with any governmental authority;

•	we and SkyTerra will each use reasonable best efforts to provide assistance to the other with respect to litigation and to make available to the other directors, officers, other employees and agents as witnesses, in legal, administrative or other proceedings, and will cooperate and consult to the extent reasonably necessary with respect to any litigation;

•	the company providing information, consultant or witness services under the separation agreement will be entitled to reimbursement from the other for reasonable and documented expenses; and

•	we and SkyTerra agree to hold in strict confidence all information concerning or belonging to the other obtained prior to the date of the distribution or furnished pursuant to the separation agreement or any ancillary agreement, subject to applicable law.

Tax Sharing Agreement

The tax sharing agreement governs the allocation between us and SkyTerra of tax liabilities and related tax matters, such as the preparation and filing of tax returns and tax contests, for all taxable periods.

The tax sharing agreement generally provides that:

•	we will be responsible for the respective tax liabilities imposed on or attributable to us and any of our subsidiaries relating to all taxable periods. We will also be responsible for the respective tax liabilities imposed on or attributable to SkyTerra and any of its subsidiaries for all taxable periods or portions thereof ending on or prior to a change of control of SkyTerra, including the consummation of the proposed merger with Motient (including any tax liabilities resulting from the distribution and related transactions), other than any taxes that relate to the MSV Joint Venture, TerreStar or a change of control, including the consummation of the proposed merger with Motient. Accordingly, we will indemnify SkyTerra and its subsidiaries against any such tax liabilities after taking into account any tax attributes of SkyTerra or any of its subsidiaries that are available to offset such tax liabilities;

•	SkyTerra will be responsible for the respective tax liabilities imposed on or attributable to the MSV Joint Venture and TerreStar relating to all taxable periods and imposed on or attributable to SkyTerra and any of its subsidiaries relating to all taxable periods or portions thereof beginning and ending after a change of control of SkyTerra, including the consummation of the proposed merger with Motient. SkyTerra will also be responsible for any tax liabilities imposed on or related to a change of control, including the consummation of the proposed merger with Motient. Accordingly, SkyTerra will indemnify us and our subsidiaries against any such tax liabilities;

•	after the distribution, the company to which a tax return relates will generally be responsible for preparing and filing such tax return, with the other company providing the requisite information, assistance, and cooperation; and

•	we will be responsible for handling, settling, and contesting any tax liability for which we are liable under the terms of the tax sharing agreement subject to SkyTerra’s right to control any contest relating to a change of control, including the consummation of the proposed merger with Motient.

Employees

Certain of our executives and employees will also be employed by SkyTerra until the earlier of (i) their resignation, (ii) their termination by SkyTerra, or (iii) a change of control of SkyTerra.

Equity-Based Compensation

Historically, SkyTerra has made equity-based compensation grants to our named executive officers and other officers and employees. In connection with the distribution, holders of stock options to purchase shares of SkyTerra’s common stock will receive stock options to purchase our common stock under the 2005 Equity and Incentive Plan. Such holders will receive an option to purchase one share of our common stock for each option to purchase two shares of SkyTerra common stock that they hold. See “Director and Executive Compensation—2005 Equity and Incentive Plan.”

Other Related Party Transactions

The Commitment Letter

On November 10, 2005, certain of the Apollo Stockholders executed the Commitment Letter pursuant to which they agreed to loan $100.0 million to us in order to fund the closing of the HNS Acquisition. The loan will be evidenced by the Promissory Note, in the principal amount of $100.0 million which would be due one year from the date of issuance. The Promissory Note would be secured by a second lien on all of the equity interests of HNS that we hold. Pursuant to the Commitment Letter, the Promissory Note would bear interest at a rate of

8% per annum. Accrued and unpaid interest would be added to the principal amount of the Promissory Note on a quarterly basis. Pursuant to the Commitment Letter, we are required to use best efforts to consummate the rights offering so as to generate sufficient proceeds to repay the Promissory Note. In addition, the Apollo Stockholders have agreed to exercise their rights (including their over-subscription privileges) so that they purchase all of the shares not subscribed for by other stockholders in the rights offering, up to the maximum amount of the loan, which is $100.0 million. The obligation of such Apollo Stockholders to pay the subscription price will be satisfied by setting off such amount payable to us against our obligations under the Promissory Note. The principal and interest under the Promissory Note that is not so set off upon closing of the rights offering would be repaid in cash immediately upon consummation of the rights offering. See “Rights Offering.”

HNS Class B Membership Interests

Mr. Kaul, the Chief Executive Officer and Chairman of HNS, and Mr. Leddy, our Chief Executive Officer and President, have been granted 1,500 and 600 Class B membership interests, respectively. These Class B membership interests are subject to certain vesting requirements, with 50% of the Class B membership interests subject to time vesting over five years and the other 50% vesting based upon certain performance milestones. If we consummate the HNS Acquisition, then one year following such transaction, at the holders’ election, vested Class B membership interests could be exchanged for our common stock. The number of shares of our common stock to be issued upon such exchange would be based upon the fair market value of such vested Class B membership interest divided by the value of the our common stock at the time of such exchange. The issuance of such shares of our common stock is subject to the authorization of our board of directors and compliance with applicable securities laws.

Registration Rights Agreement

We expect to enter in a registration rights agreement with the Apollo Stockholders which will provide them with the right to demand that we use reasonable efforts to file a registration statement on an appropriate form under the Securities Act registering their shares for resale.

Hughes Systique Corporation

On October 12, 2005, SkyTerra acquired Series A Preferred Shares from Hughes Systique Corporation for $3.0 million, representing an ownership of approximately 22% on an undiluted basis. Hughes Systique Corporation plans to provide software development services with technology resources and expertise in wireless broadband communications for terrestrial and satellite applications. Hughes Systique Corporation will also support other application areas such as wireless based networking, RFID enterprise applications and multimedia applications for in-home broadband entertainment networks. Pursuant to the separation agreement, Hughes Systique Corporation was transferred to us. The founders of Hughes Systique Corporation include Mr. Kaul, as well as certain current and former employees of HNS, including Mr. Kaul’s brother. Mr. Kaul owns approximately 8% of Hughes Systique Corporation.

DESCRIPTION OF CAPITAL STOCK

Upon completion of the distribution, our authorized capital stock will consist of 64,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. Immediately prior to the completion of the distribution and rights offering, we will have • shares of common stock issued and outstanding all of which will be beneficially owned by SkyTerra. The Apollo Stockholders agreed to exercise their rights (including their over-subscription privileges) so that they purchase all of the shares not subscribed for by other stockholders in the rights offering, up to the maximum amount of the loan made pursuant to the Commitment Letter, which is $100.0 million. See “Certain Relationships and Related Party Transactions—Other Related Party Transactions—The Commitment Letter.” Accordingly, the rights offering will result in our issuance of • additional shares of our common stock.

The following summary of certain provisions of our common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation, which is included as an exhibit to the registration statement of which this document is a part, and by the provisions of applicable law. See “Where You Can Find More Information.”

Common Stock

General

Subject to the rights and preferences of the holders of any shares of our preferred stock which may at the time be outstanding, holders of our common stock are entitled to such dividends as the board of directors may declare out of funds legally available. The holders of common stock possess exclusive voting rights in us, except to the extent the board of directors specifies voting power with respect to any preferred stock issued. Except as described below, holders of common stock are entitled to one vote for each share of common stock, but will not have any right to cumulate votes in the election of directors. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive, after payment of all of our debts and liabilities and of all sums to which holders of any preferred stock may be entitled, the distribution of any of our remaining assets. Holders of common stock have no conversion, preemptive or other subscription rights and there are no redemption rights or sinking fund provisions with respect to the common stock. Any shares of common stock sold under this document will be fully paid and non-assessable upon issuance against full payment of the purchase price for such shares.

Certain Provisions

Provisions of our certificate of incorporation, by-laws and Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Newly Created Directorships, Vacancies and Removal. Newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the board of directors remains. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the term of the directors and until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

Special Meetings of Stockholders. A special meeting of stockholders may be called only by the chairman of the board of directors, the president or the board of directors pursuant to a resolution approved by a majority of the entire board of directors or by a holder of a majority of the outstanding voting stock entitled to vote on the matters for which such meeting is intended.

Quorum at Stockholder Meetings. The holders of not less than a majority of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum at all stockholder meetings.

Stockholder action by written consent. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.

Advance Notice of Stockholder-Proposed Business at Annual Meetings. Our by-laws provides that for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to our secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after the anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first given to stockholders. A stockholder’s notice to the secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting:

•	a brief description of the business desired to be brought before the annual meeting;

•	the name and address, as they appear on our books, of the stockholder proposing such business;

•	the class and number of our shares which are owned by the stockholder;

•	a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of business by such stockholder and any material interest of the other person in the business; and

•	a representation that the stockholder is a holder of record and intends to appear in person or by proxy at the meeting to bring the business before the meeting.

In addition, the by-laws provide that for a stockholder entitled to vote in the election of directors generally to properly nominate a director at a meeting of stockholders, the stockholder must have given timely notice thereof in writing to our secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not later than:

•	in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting of our stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after the anniversary date of the last annual meeting, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first given to stockholders; and

•	with respect to a special meeting of stockholders, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.

Such stockholder’s notice to the secretary must set forth:

•	the name, age, business address and residential address of the stockholder who intends to make the nomination and of the person or persons to be nominated;

•	a representation that the stockholder is the holder of record of our common stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate each such nominee;

•	a description of all arrangements between such stockholder and each nominee;

•	such other information with respect to each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and

•	the consent of each nominee to serve as director of the company if so elected.

Amendments to By-laws. Our certificate of incorporation provides that our board of directors or a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, have the power to amend or repeal our by-laws.

Amendment of the Certificate of Incorporation. Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation, except as may be provided in the terms of any preferred stock created by resolution of our board and which relate to such series of preferred stock, requires approval by the affirmative vote of both a majority of the members of our board of directors then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Section 203 of the DGCL. Section 203 of the Delaware General Corporation Law provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute (referred to as an “Interested Stockholder”) but less than 85% of such stock may not engage in certain business combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the business combination is approved by the corporation’s board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. Our certificate of incorporation contains a provision electing not to be governed by Section 203.

Dividends

Subject to the preferences, if any, of any series of preferred stock, holders of record of shares of common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. In the case of a stock dividend or distribution, holders of common stock are entitled to receive the same percentage dividend or distribution as holders of each other classes of stock, except that stock dividends and distributions shall be made only in shares of common stock to the holders of common stock.

Preferred Stock

The board of directors, without further action by the holders of common stock, may issue up to 1,000,000 shares of preferred stock. The board of directors will be vested with authority to fix by resolution the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the dividend rate, conversion or exchange rights, redemption price and liquidation preference of any series of shares of preferred stock, and to fix the number of shares constituting any such series.

The authority possessed by the board of directors to issue preferred stock could potentially be used to discourage attempts by others to obtain control of the corporation through a merger, tender offer, proxy contest, or otherwise by making such attempts more difficult to achieve or more costly. The board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings for the issuance of preferred stock and the board of directors has no present intention to issue any shares of preferred stock.

Limitation of Liability and Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, our certificate of incorporation limits or eliminates the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the company, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

As permitted by the Delaware General Corporation Law, our certificate of incorporation and by-laws provide that:

•	we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We intend to enter into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors against liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors as a result of any proceeding against them as to which they could be indemnified and to obtain directors and officers insurance if available on reasonable terms.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer agent and registrar

The transfer agent and registrar for our common stock will be •.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the distribution, • shares of our common stock will be outstanding. In addition, a minimum of • shares, and a maximum of • shares, of our common stock will be issued upon the exercise of rights in the rights offering. By virtue of the registration statement of which this document is a part, all such shares will be freely tradable without restriction under the Securities Act except for any such shares held at any time by any of our “affiliates,” as such term is defined under Rule 144 promulgated under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this document, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately • shares immediately after the distribution; or

•	the average weekly trading volume of our common stock on the OTC Bulletin Board during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock options

As described above under “Director and Executive Compensation—2005 Equity and Incentive Plan,” in connection with the distribution, holders of stock options to purchase shares of SkyTerra’s common stock will receive stock options to purchase our common stock under the 2005 Equity and Incentive Plan. Such holders will receive an option to purchase one share of our common stock for each option to purchase two shares of SkyTerra common stock that they hold. Upon completion of the distribution, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our 2005 Equity and Incentive Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares of common stock registered under any such registration statement and issued upon exercise of such stock options will be available for sale in the open market, unless such shares of common stock are subject to vesting restrictions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences of the distribution by SkyTerra of our common stock to holders of SkyTerra common stock. This discussion assumes that the holders of SkyTerra common stock hold such common stock as a capital asset for U.S. federal income tax purposes. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to holders that are U.S. persons and does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Internal Revenue Code, including, without limitation, holders who are dealers in securities or foreign currency, foreign persons, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold SkyTerra common stock as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired SkyTerra common stock pursuant to the exercise of compensatory stock options or otherwise as compensation.

We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the distribution. The following summary does not address the tax consequences of the distribution under foreign, state, or local tax laws. ACCORDINGLY, EACH HOLDER OF SKYTERRA COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH HOLDER.

As a result of the distribution by SkyTerra of our common stock to holders of SkyTerra common stock, an amount equal to the fair market value of our common stock on the distribution date received by the holder will be treated first as dividend income to such holder to the extent of the holder’s ratable share of SkyTerra’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), then as a return of capital that reduces the holder’s tax basis in its SkyTerra common stock and thereafter as capital gain. Such gain will be long-term capital gain if the holder’s holding period for such SkyTerra common stock at the time of the distribution exceeds one year. SkyTerra expects a portion the distribution to be in excess of its current and accumulated earnings and profits. A holder’s tax basis in our common stock received in the distribution (including any fractional share deemed to be received, as described below) will equal its fair market value on such date, and the holding period for such common stock will begin on the distribution date. Any cash received by a holder in lieu of a fractional share of our common stock should be treated as if such fractional share had been received by the holder as part of the distribution and then sold by such holder for such amount of cash received. Accordingly, such holder generally should recognize capital gain or loss equal to the difference between the cash so received and the amount of tax basis allocable to such fractional share.

Corporate holders may be entitled to a dividends-received deduction with respect to the distribution for U.S. federal income tax purposes, subject to numerous limitations and requirements. Corporate holders should be aware that under certain circumstances, a corporation that receives an “extraordinary dividend” (as defined in section 1059 of the Internal Revenue Code) is required to (i) reduce its tax basis (but not below zero) by the portion of such dividend that is not taxed because of the dividends received deduction and (ii) treat the non-taxed portion of such dividend as gain from the sale or exchange of SkyTerra common stock for the taxable year in which such dividend is received (to the extent that the non-taxed portion of such dividend exceeds such holder’s tax basis).

Non-corporate holders may qualify for the lower rates of taxation with respect to dividends received at the rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that a minimum holding period and other requirements are satisfied. Non-corporate holders who receive an “extraordinary dividend” would be required to treat any losses on the sale of SkyTerra common stock as long-term capital losses to the extent such dividends received by them qualify for reduced rates of taxation.

Holders should consult their tax advisors with respect to the potential application of the extraordinary dividend rules to the distribution of our common stock.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, in connection with the distribution and the rights offering.

EXPERTS

The consolidated financial statements of SkyTerra Communications, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included herein have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report contains an explanatory paragraph discussing the restatement of the financial statements) appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined consolidated financial statements of Hughes Network Systems as of December 31, 2004, 2003 and 2002, and for each of the three years in the period ended December 31, 2004, included herein have been audited by Deloitte & Touche LLP, an independent auditing firm, as stated in their report (which report contains explanatory paragraphs relating to the allocation of certain income and expenses and the change in accounting for goodwill and other intangible assets) appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this document is a part, on Form S-1 with the SEC relating to the shares of common stock to be distributed in the distribution and issued and sold upon the exercise of the rights offered under the rights offering. This document does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References herein to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we may file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of our filings, at no cost, by writing or telephoning us as follows: Hughes Communications, Inc., 19 West 44th Street, Suite 507, New York, New York 10036, (212) 730-7540.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, as amended, and, in accordance with the Exchange Act, will file reports and other information with the SEC. Such reports and other information can be inspected and copied at the locations set forth above. Following the completion of this offering, we also will make available through our internet site, •, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file or furnish such material to the SEC.

GLOSSARY

The following are definitions of certain terms commonly used in the satellite and telecommunications industries and this document.

“ADSL” means asymmetric digital subscriber line, which is a DSL technology that allows more data to be sent in the downstream direction, and comparatively lower amount to be sent from the upstream direction. ADSL supports downstream data rates of 1.5 to 9 Mbps.

“Backup” means the provision of alternative capacity or circuit to maintain communications in the event of failure of the primary capacity or circuit.

“Bandwidth” means the transmission capacity of an electronic pathway such as a communications line, computer bus or computer or channel.

“Broadband” means a type of data transmission supporting at least 100 Kbps in at least one direction, typically the downstream direction.

“Cable modem” is a modem designed to operate over cable television lines that provide much greater bandwidth than telephone lines.

“DOCSIS” stands for Data Over Cable Service Interface Specification and is a method for transporting data over a cable plant utilizing a specified modulation.

“Downstream” means transmission from a server to an end user.

“DSL” means Digital Subscriber Lines, which is a technology enabling broadband connectivity over normal telephone lines connecting customer premises to the telephone company’s switching facilities. The two main categories of DSL being ADSL and SDSL.

“End user” means the individual that is the final or ultimate user of a communications system.

“Fixed satellite service” or “FSS” means communications services delivered by earth stations that are at fixed locations during signal transmission and reception.

“Frame” means a packet of transmitted information.

“Geostationary” refers to satellites that appear fixed in the sky because they orbit above the earth at the equator and with the same period of rotation as the earth.

“GPRS” means General Packet Radio Service, which is for voice service that allows information to be sent and received across a mobile telephone network.

“HTTP” means hypertext transfer protocol.

“Hub” means the central facility in a VSAT network containing the large gateway antennas, network operations and management infrastructure, and connectivity to other public and private networks.

“In-route” means the upstream channel in a VSAT system.

“IP” means Internet Protocol.

“Ka-band” means the part of the electromagnetic spectrum available for fixed satellite communications consisting of frequencies in the 17-30GHz range.

“Ku-band” means the part of the electromagnetic spectrum available for fixed satellite communications consisting of frequencies in the 10-14GHz range.

“LAN” means local area network, which is a computer network that spans a relatively small area, such as a single building or group of buildings.

“Mesh” means a the ability to directly communicate between any network node to another network node.

“Mobile switching center” means a configuration of equipment designed to provide interconnection services among wireless subscriber stations and between wireless subscriber stations and the public switched telephone network via one or more base stations under its control.

“Modem” is short for modulator-demodulator, and means a device that enables a computer to transmit data over, for example, a satellite or telephone and cable lines.

“Multicast file delivery” means a single message or file transmitted to a select group of recipients.

“Network” means a group of two or more computer systems linked together.

“NOC” means a Network Operations Center.

“Node” means, in a network, a processing location.

“NTSC” means National Television System Committee responsible for setting television and video standards in the United States.

“Point-to-multipoint network” is a network that provides a path from one location to many.

“Protocol” refers to the standards and methods by which computers communicate with one another.

“Router” means a device that forwards data packets from one LAN or wide area network to another.

“SCF” means satellite control facility, which interfaces with the tracking, telemetry and control functions of a satellite to monitor its functionality and status, and carries out command and control operations, including stationkeeping.

“SDSL” means symmetric DSL, supporting equal data rates in the upstream and downstream directions. SDSL supports data rates up to 3 Mbps.

“Server” means a computer or device on a network that manages network resources, or acts as a source of content.

“SME” means Small and Medium Enterprise.

“SOHO” means Small Office / Home Office.

“Streaming” means a technique for transferring data such that it can be processed as a steady and continuous stream.

“TCP” means transport control protocol.

“Terminal” means communications device that provides connectivity from a user location.

“Transponder” means a set of components on a satellite that allows the reception of signals from earth stations and the retransmission of these signals to other earth stations.

“Uplink” means a communications channel from an earth station to a satellite.

“USB” means Universal Serial Bus, which is an external bus standard that supports data transfer rates of 12 Mbps.

“VoIP” means Voice over IP, which is a category of hardware and software that enables people to use the Internet as the transmission medium for telephone calls.

“VPN” means Virtual Private Network, a wide area network solution, giving organizations private, secure network for their mission-critical data.

“VSATs” means Very Small Aperture Terminals, which is an earth antenna used for satellite communications including data, voice and video signals.

“Wi-Fi Access” means wireless fidelity access and refers generically to access of any type of 802.11 network.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of SkyTerra Communications, Inc.:

We have audited the accompanying consolidated balance sheets of SkyTerra Communications, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2004. Our audits also included the consolidated financial statement schedule, Schedule II—Valuation and Qualifying Accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SkyTerra Communications, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2, the accompanying consolidated balance sheets and consolidated statements of changes in stockholders’ equity (deficit) have been restated.

/s/    DELOITTE & TOUCHE LLP

Baltimore, Maryland

November 10, 2005

SKYTERRA COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2004	2003
	(Restated—See Note 2)
Assets
Current assets:
Cash and cash equivalents	$34,759	$6,897
Short-term investments	59,748	21,795

Total cash, cash equivalents and short-term investments	94,507	28,692
Accounts receivable, net of allowance for bad debt of $78 and $44, respectively	29	237
Note receivable from Verestar, Inc.	—	2,500
Prepaid expenses	452	759
Deferred transaction costs	4,989	—
Other current assets	399	289

Total current assets	100,376	32,477

Property and equipment, net	605	57
Notes receivable from the Mobile Satellite Ventures LP, including interest receivable of nil and $11,520, respectively	—	62,638
Notes receivable from Motient Corporation, net of reserve of nil and $22,016, respectively	—	—
Investment in Mobile Satellite Ventures LP	50,098	—
Investments in and advances to affiliates	3,361	2,769
Other assets	130	158

Total assets	$154,570	$98,099

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$2,210	$1,958
Accrued liabilities	8,281	3,950
Deferred revenue	21	158

Total current liabilities	10,512	6,066

Commitments and contingencies

Minority interest	9,974	12,467

Series A Redeemable Convertible Preferred Stock, $.01 par value, net of unamortized discount of $32,589 and $36,979, respectively	88,706	80,182

Stockholders’ equity (deficit):
Preferred stock, $.01 par value. Authorized 10,000,000 shares; issued 1,199,007 shares as Series A Redeemable Convertible Preferred Stock at December 31, 2004 and 1,171,612 shares at December 31, 2003	—	—
Common stock, $.01 par value. Authorized 200,000,000 shares; issued and outstanding 8,384,809 shares at December 31, 2004 and 6,075,727 shares at December 31, 2003	84	61
Non-voting common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 8,990,212 shares at December 31, 2004 and 2003	90	90
Additional paid-in capital	475,827	447,190
Accumulated other comprehensive loss	(3)	—
Accumulated deficit	(430,620)	(447,786)
Treasury stock, at cost, nil shares at December 31, 2004 and 6,622 shares at December 31, 2003	—	(171)

Total stockholders’ equity (deficit)	45,378	(616)

Total liabilities and stockholders’ equity (deficit)	$154,570	$98,099

See accompanying notes to consolidated financial statements.

SKYTERRA COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	Years Ended December 31,
	2004	2003	2002
Revenues	$2,127	$699	$—
Cost of revenues	2,072	913	—

Gross margin	55	(214)	—
Expenses:
Selling, general and administrative	10,987	6,690	6,406
Depreciation and amortization	168	43	107
Impairment charge	755	—	—

Total expenses	11,910	6,733	6,513

Loss from operations	(11,855)	(6,947)	(6,513)
Interest income, net	10,548	6,304	5,602
Equity in loss of Mobile Satellite Ventures LP	(1,020)	—	—
Equity in loss and loss on investments in affiliates	(1,336)	(404)	(385)
Other income (expense), net	21,045	244	(14,716)
Minority interest	(216)	(1,126)	(998)

Income (loss) before taxes and discontinued operations	17,166	(1,929)	(17,010)
Income tax benefit	—	—	350

Income (loss) from continuing operations	17,166	(1,929)	(16,660)
Gain from wind-down of discontinued operations	—	1,211	12,632

Net income (loss)	17,166	(718)	(4,028)
Cumulative dividends and accretion of convertible preferred stock to liquidation value	(9,918)	(9,687)	(10,937)

Net income (loss) attributable to common stockholders	$7,248	$(10,405)	$(14,965)

Basic earnings (loss) per common share:
Continuing operations	$0.48	$(0.76)	$(2.32)
Discontinued operations	—	0.08	1.06

Net earnings (loss) per share	$0.48	$(0.68)	$(1.26)

Diluted earnings (loss) per common share:
Continuing operations	$0.46	$(0.76)	$(2.32)
Discontinued operations	—	0.08	1.06

Net earnings (loss) per share	$0.46	$(0.68)	$(1.26)

Weighted average common shares outstanding:
Basic	15,115,895	15,341,518	11,865,291

Diluted	15,837,370	15,341,518	11,865,291

See accompanying notes to consolidated financial statements.

SKYTERRA COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$17,166	$(718)	$(4,028)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain from adjustment to reserve for note receivable and accrued interest from Motient Corporation	(22,516)	—	—
Gain from discontinued operations	—	(1,211)	(12,632)
Depreciation and amortization	168	43	107
Impairment charge	755	—	—
Equity in loss of Mobile Satellite Ventures LP	1,020	—	—
Equity in loss and loss on investments in affiliates	1,336	404	385
Minority interest	216	1,126	998
Non-cash compensation charges (benefit)	3,095	107	(228)
Non-cash charge for issuance of option and warrants by consolidated subsidiaries	447	27	56
Loss on XM Satellite Radio common stock	—	—	14,864
Changes in assets and liabilities, net of acquisitions and sale of businesses:
Accounts receivable, net	208	219	—
Prepaid expenses, interest receivable, deferred transaction costs and other assets	10,258	(5,465)	(6,156)
Accounts payable and accrued liabilities	4,230	(838)	(1,324)
Deferred revenue	(137)	(15)	—

Net cash provided by (used in) continuing operations	16,246	(6,321)	(7,958)
Net cash used in discontinued operations	(77)	(427)	(1,940)

Net cash provided by (used in) operating activities	16,169	(6,748)	(9,898)

Cash flows from investing activities:
Repayments (purchases) of notes receivable	21,500	(2,500)	(1,118)
Purchases of short-term investments	(68,602)	(23,637)	(8,663)
Sales of short-term investments	30,649	5,850	13,952
Cash paid for investments in affiliates	(1,928)	(482)	(493)
Cash received from investments in affiliates	—	1	365
Purchases of property and equipment, net	(839)	(7)	—
Cash paid for acquisitions, net of cash acquired and acquisition costs	(105)	125	—
Cash received from sale of XM Satellite Radio common stock	—	—	16,630

Net cash (used in) provided by continuing operations	(19,325)	(20,650)	20,673
Net cash provided by discontinued operations	—	—	500

Net cash (used in) provided by investing activities	(19,325)	(20,650)	21,173

Cash flows from financing activities:
Proceeds from contributions to a consolidated subsidiary	450	48	177
Distribution to minority interest of consolidated subsidiary	(3,361)	—	—
Proceeds from issuance of common stock, net of costs	35,044	—	16,968
Proceeds from issuance of common stock in connection with the exercise of options	284	6	3
Payment of dividend on preferred stock	(1,394)	—	—
Repurchase of common stock of consolidated subsidiary	(2)	—	—
Cash paid in connection with tender offer	—	(1,243)	—

Net cash provided by (used in) financing activities	31,021	(1,189)	17,148
Effect of exchange rate changes on cash and cash equivalents	(3)	—	—

Net increase (decrease) in cash and cash equivalents	27,862	(28,587)	28,423
Cash and cash equivalents, beginning of period	6,897	35,484	7,061

Cash and cash equivalents, end of period	$34,759	$6,897	$35,484

Noncash investing activities:
Conversion of notes receivable to partnership interests in Mobile Satellite Ventures LP	$51,118	$—	$—

See accompanying notes to consolidated financial statements.

SKYTERRA COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share data)

	Preferred Stock	Voting Common Stock ($.01 par value)	Non-Voting Common Stock ($.01 par value)	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Treasury Stock at Cost	Total Stockholders’ Equity (Deficit)	Comprehensive (Loss) Income
Balance, January 1, 2002 (restated—see Note 2)	$—	$653	$—	$451,526	$60,336	$(443,040)	$(171)	$69,304
Issuance of 147,893 shares of voting common stock and 8,990,212 shares of non-voting common stock in rights offering	—	15	899	16,054	—	—	—	16,968
One for ten reverse stock split (including 154 shares of common stock purchased for cash in lieu of fractional shares)	—	(601)	(809)	1,410	—	—	—	—
Retirement of 286 shares of common stock in connection with acquired business	—	—	—	—	—	—	—	—
Issuance of 2,666 shares of common stock through exercise of stock options	—	—	—	3	—	—	—	3
Non-cash compensation benefit for option repricing	—	—	—	(228)	—	—	—	(228)
Non-cash charge for issuance of warrant by consolidated subsidiary	—	—	—	56	—	—	—	56
Dividends on and accretion of preferred stock (restated—see Note 2)	—	—	—	(10,937)	—	—	—	(10,937)
Comprehensive loss:
Net loss	—	—	—	—	—	(4,028)	—	(4,028)	$(4,028)
Net unrealized loss on investment	—	—	—	—	(60,306)	—	—	(60,306)	(60,306)
Net foreign currency translation adjustments	—	—	—	—	(30)	—	—	(30)	(30)

Total comprehensive loss	—	—	—	—	—	—	—	—	$(64,364)

Balance, December 31, 2002 (restated—see Note 2)	—	67	90	457,884	—	(447,068)	(171)	10,802
Issuance of 357,143 shares of common stock in connection with the settlement of the class action lawsuit	—	4	—	85	—	—	—	89
Issuance of 4,367 shares of common stock through exercise of stock options	—	—	—	6	—	—	—	6
Retirement of 968,398 shares of common stock in connection with the tender offer	—	(10)	—	(1,233)	—	—	—	(1,243)
Non-cash compensation charge for option repricing	—	—	—	107	—	—	—	107
Non-cash charge for issuance of option by consolidated subsidiary	—	—	—	28	—	—	—	28
Dividends on and accretion of preferred stock (restated—see Note 2)	—	—	—	(9,687)	—	—	—	(9,687)
Comprehensive loss:
Net loss	—	—	—	—	—	(718)	—	(718)	$(718)

Total comprehensive loss	—	—	—	—	—	—	—	—	$(718)

Balance, December 31, 2003 (restated—see Note 2)	$—	$61	$90	$447,190	$—	$(447,786)	$(171)	$(616)

See accompanying notes to consolidated financial statements.

SKYTERRA COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

(In thousands, except share data)

	Preferred Stock	Voting Common Stock ($.01 par value)	Non-Voting Common Stock ($.01 par value)	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Treasury Stock at Cost	Total Stockholders’ Equity (Deficit)	Comprehensive (Loss) Income
Balance, December 31, 2003 (restated—see Note 2)	$—	$61	$90	$447,190	$—	$(447,786)	$(171)	$(616)
Issuance of 2,000,000 shares of common stock and certain warrants in private placement	—	20	—	35,024	—	—	—	35,044
Issuance of 321,966 shares of common stock through exercise of stock options	—	3	—	281	—	—	—	284
Retirement of 6,262 shares of common stock in connection with acquired businesses	—	—	—	—	—	—	—	—
Retirement of 6,622 shares held in treasury	—	—	—	(171)	—	—	171	—
Non-cash compensation charge for option repricing	—	—	—	2,814	—	—	—	2,814
Non-cash charge for issuance of option and warrants by consolidated subsidiaries	—	—	—	343	—	—	—	343
Sale of stock by consolidated subsidiary	—	—	—	264	—	—	—	264
Dividends on and accretion of preferred stock (restated—see Note 2)	—	—	—	(9,918)	—	—	—	(9,918)
Comprehensive income:
Net income	—	—	—	—	—	17,166	—	17,166	$17,166
Net foreign currency translation adjustments	—	—	—	—	(3)	—	—	(3)	(3)

Total comprehensive income	—	—	—	—	—	—	—	—	$17,163

Balance, December 31, 2004 (restated—see Note 2)	$—	$84	$90	$475,827	$(3)	$(430,620)	$—	$45,378

See accompanying notes to consolidated financial statements.

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

(a) Description of Business and Basis of Presentation

SkyTerra Communications, Inc. (the “Company”) operates its business through a group of complementary companies in the telecommunications industry. The Company’s consolidated financial statements include the results of operations and financial position of the Company, its controlled majority-owned subsidiaries and variable interest entities (“VIEs”), as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46R”), for which the Company is deemed the primary beneficiary, as defined by FIN 46R. As such, the consolidated financial statements of the Company include the accounts of Electronic System Products, Inc. (“ESP”), AfriHUB, LLC (“AfriHUB”), the Company’s 80% owned subsidiary (the “MSV Investors Subsidiary”) that holds the interest in Mobile Satellite Ventures LP (the “MSV Joint Venture”), and Miraxis, LLC (“Miraxis”).

The Company accounts for minority owned subsidiaries in which the Company owns greater than 20% of the outstanding voting interests but less than 50% and for which the Company possesses significant influence over their operations under the equity method of accounting, whereby the Company records its proportionate share of the subsidiary’s operating results. As such, the Company accounts for its interest in the MSV Joint Venture and Navigauge, Inc. (formerly known as IQStat, Inc., “Navigauge”) under the equity method.

The Company accounts for its investments in affiliates in which it owns less than 20% of the voting stock and does not possess significant influence over the operations of the investee, under the cost method of accounting.

At the end of the third quarter of 2001, a decision to discontinue the operations of Rare Medium, Inc., along with those of its LiveMarket, Inc. subsidiary (“LiveMarket”), was made as a result of the weakening of general economic conditions that caused many companies to reduce spending on Internet-focused business solutions and in light of their performance and prospects (see Note 14). The discontinuance of these businesses represents the disposal of a business segment under Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Accordingly, the results of these operations have been classified as discontinued operations, and prior period results have been reclassified.

All material intercompany balances and transactions have been eliminated.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2004 and 2003, Rare Medium, Inc. had cash equivalents in the amount of $0.3 million supporting letters of credit issued for certain real estate leases (see Note 18).

(c) Short-Term Investments

The Company considers all debt securities with maturities of more than three months but less than one year as short-term investments and classifies investments in such short-term debt securities as either held to maturity or available for sale. These investments are diversified among high credit quality securities in accordance with the Company’s investment policy. Auction rate securities, which were previously classified as either cash equivalents or held to maturity securities due to their liquidity and pricing reset feature, have been reclassified as available for sale given the long-term stated maturities of 20 to 30 years. As of December 31, 2004 and 2003, the Company had $36.2 million and $3.8 million, respectively, of auction rate securities. The remainder of the

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s short-term investments are classified as held to maturity as the Company has both the intent and ability to hold them to maturity. The cost of these securities is adjusted for amortization of premiums and accretion of discounts to maturity over the contractual life of the security. Such amortization and accretion are included in interest income.

During the year ended December 31, 2004, the Company sold a debt security with a face value of $1.0 million which was previously classified as held to maturity. This sale occurred to ensure that all of the Company’s debt securities had a maturity less than one year in accordance with the Company’s investment policy and did not have a material impact on the Company’s financial position, results of operations or cash flow from operations.

The Company classified its investment in XM Satellite Radio common stock as an available-for-sale, marketable security and reported such investment at fair value with net unrealized gains and losses recorded in stockholders’ equity. Gains and losses are recognized in the statements of operations when realized. During 2002, the Company sold its shares of XM Satellite Radio for $16.6 million and recognized a loss on the sale of $14.9 million.

(d) Property and Equipment

The Company uses the straight-line method of depreciation. The estimated useful lives of property and equipment are as follows:

Years
Computer equipment and software	3 to 5
Furniture and fixtures	5 to 7
Machinery and equipment	2 to 5

Leasehold improvements are amortized on a straight-line basis over the term of the lease or the estimated useful life of the improvement, whichever is shorter.

(e) Goodwill and Intangibles

The Company records goodwill when consideration paid in a purchase acquisition exceeds the fair value of the net tangible assets and the identifiable intangible assets acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and the identified intangible assets with an indefinite life are not amortized but are tested for impairment at least annually or whenever changes in circumstances indicate that the carrying value may not be recoverable. The Company amortizes the identified intangible assets with a finite life over their respective useful lives on a straight-line basis.

(f) Impairment of Long-Lived Assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of AfriHUB’s projected operating losses with respect to its university initiative (see Note 4(c)), at December 31, 2004, the Company evaluated AfriHUB’s long-lived assets for recoverability and determined that the undiscounted cash flows over the remaining expected life of the two established centers was less than the carrying value of the long-lived assets relating to those centers. Accordingly, the Company assessed the fair value of these assets by using market prices for recently purchased computers and equipment and using a discounted cash flow model for the intangible asset and building improvements for which market prices were not available. The Company recognized an impairment loss relating to the intangible asset and building improvements as their carrying value exceeded the fair value by approximately $0.8 million.

(g) Revenue Recognition

Revenues from contracts for consulting and engineering services are recognized using the percentage-of-completion method for fixed price contracts and as time is incurred for time and materials contracts, provided the collection of the resulting receivable is reasonably assured. Unbilled receivables represent time and costs incurred on projects in process in excess of amounts billed and are recorded as other current assets in the accompanying balance sheets. Deferred revenue represents amounts billed in excess of revenue recognized and are recorded as liabilities. To the extent costs incurred and anticipated costs to complete projects in progress exceed anticipated billings, a loss is recognized in the period such determination is made for the excess.

A handling and finance charge is added to materials and equipment purchased for certain product development engagements. These charges, as well as those relating to reimbursement of other out-of-pocket expenses billed to clients, are included in revenues. The costs of these reimbursable items are included in cost of revenues.

(h) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Stock Option Plans

The Company accounts for its stock option plan in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), which allows entities to continue to apply the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion No. 25”), as clarified by Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting For Certain Transactions Involving Stock Compensation,” and provides pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method, as defined in SFAS No. 123, had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123 (see Note 15).

APB Opinion No. 25 does not require the recognition of compensation expense for stock options granted to employees at fair market value. However, any modification to previously granted awards generally results in compensation expense or contra-expense recognition using the cumulative expense method, calculated based on

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

quoted prices of the Company’s common stock and vesting schedules of underlying awards. As a result of the re-pricing of certain stock options in 2001 and 2002, for the years ended December 31, 2004 and 2003, the Company recognized compensation expense of approximately $2.8 million and $0.1 million, respectively. As a result of the re-pricing of those certain stock options, for the year ended December 31, 2002, the Company recognized compensation contra-expense of approximately $0.2 million.

The following table provides a reconciliation of net income (loss) to pro forma net income (loss) as if the fair value method had been applied to all employee awards:

	Years Ended December 31,
	2004	2003	2002
	(in thousands, except share data)
Net income (loss), as reported	$17,166	$(718)	$(4,028)
Add (Deduct): Stock-based employee compensation expense (contra-expense), as reported	2,814	107	(228)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(315)	(415)	(804)

Pro forma net income (loss)	$19,665	$(1,026)	$(5,060)

Basic earnings (loss) per common share:
As reported	$0.48	$(0.68)	$(1.26)
Pro forma	$0.64	$(0.70)	$(1.35)

Diluted earnings (loss) per common share:
As reported	$0.46	$(0.68)	$(1.26)
Pro forma	$0.61	$(0.70)	$(1.35)

The per share weighted average fair value of stock options granted during 2004, 2003 and 2002 was $2.70, $0.83 and $0.56, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: (1) a risk free interest rate ranging from 1.2% to 3.2% in 2004, 1.1% to 4.0% in 2003 and 1.6% to 5.4% in 2002, (2) an expected life of three years in 2004, 2003 and 2002, (3) volatility of approximately 172% in 2004, 175% in 2003 and 164% in 2002, and (4) an annual dividend yield of 0% for all years.

(j) Foreign Currency Translation

Financial statements of AfriHUB’s Nigerian operations are prepared using the Nigerian Naira as the functional currency. Consequently, revenues and expenses of the Nigerian operations are translated into United States dollars using weighted average exchange rates, while assets and liabilities are translated using period end exchange rates. Translations adjustments are included in stockholders’ equity as accumulated other comprehensive loss in the accompanying consolidated balance sheets. Gains and losses from foreign currency transactions are reflected in other income (expense), net on the accompanying consolidated statements of operations. During the year ended December 31, 2004, the Company recorded a gain of approximately $15,000 resulting from foreign currency transactions. The Company did not have any foreign operations during the years ended December 31, 2003 or 2002.

(k) Comprehensive Income

Comprehensive income is defined as the change in equity during a period from non-owner sources. Comprehensive income for the years ended December 31, 2004, 2003 and 2002 have been disclosed within the

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accompanying consolidated statements of changes in stockholders’ equity (deficit). As of December 31, 2004, accumulated other comprehensive loss was comprised of approximately $3,000 of accumulated foreign currency translation adjustments. As of December 31, 2003 and 2002, the Company did not have any items of accumulated other comprehensive income (loss).

(l) Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management estimates and assumptions that affect reported amounts and related disclosures. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. Significant items subject to estimates and assumptions include the carrying value of long-lived assets (including the impairment charge), valuation allowances for accounts and notes receivable and deferred income tax assets, accrued restructuring charges and other contingent obligations. Actual results could differ from those estimates and assumptions.

(m) Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing net income (loss) attributable to the common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per common share reflects the potential dilution from the exercise or conversion of securities into common stock. The potential dilutive effect of outstanding stock options and warrants is calculated using the “treasury stock” method, and the potential dilutive effect of the convertible preferred stock is calculated using the “if-converted” method.

The following table provides a reconciliation of the shares used in calculating earnings (loss) per common share:

	Years Ended December 31,
	2004	2003	2002
Weighted average common shares outstanding—basic	15,115,895	15,341,518	11,865,291
Common shares issuable upon exercise of stock options	721,475	—	—

Weighted average common shares outstanding—diluted	15,837,370	15,341,518	11,865,291

During all periods presented, the Company had certain stock options and warrants outstanding, which could potentially dilute basic earnings (loss) per common share in the future, but were excluded in the computation of diluted earnings (loss) per common share in such periods, as their effect would have been antidilutive. For the years ended December 31, 2004, 2003 and 2002, stock options and warrants exercisable for 1,722,976, 2,405,168 and 2,139,190 shares of common stock, respectively, were excluded from the computation of diluted earnings per common share, as they were either antidilutive or their exercise price exceeded the average trading price of the Company’s common stock during the year.

During all periods presented, the conversion of the preferred stock could potentially dilute basic earnings (loss) per common share in the future, but the shares issuable upon the conversion were excluded from the computation of diluted earnings (loss) per common share in such periods, as their effect would have been antidilutive. For the years ended December 31, 2004, 2003 and 2002, there were 1,912,484, 1,710,423 and 1,633,147 shares of common stock, respectively, issuable upon the conversion of the preferred stock were excluded from the computation of diluted earnings per common share, as they were either antidilutive or their conversion price exceeded the average trading price of the Company’s common stock during the year.

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(n) Fair Value of Financial Instruments

The Company’s financial instruments include cash, cash equivalents, short-term investments, accounts receivable, notes receivable, accounts payable and a letter of credit. The fair value of these instruments, other than the notes receivable, approximates book value due to their short-term duration. As of December 31, 2003, the fair value of the convertible notes receivable from the MSV Joint Venture approximated book value based on the equity value of the MSV Joint Venture’s 2002 and 2003 funding transactions (see Note 3). As of December 31, 2003, the fair value of the promissory note from Motient Corporation (“Motient”) approximated book value due to the uncertainty with respect to the collection (see Note 5). As of December 31, 2003, the fair value of the senior secured notes from Verestar, Inc. (“Verestar”) approximated book value due to the sufficiency of Verestar’s assets in which the Company held a security interest despite Verestar having filed for bankruptcy protection (see Note 4(f)).

(o) Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and short-term investments. Although the Company maintains cash balances at financial institutions that exceed federally insured limits, these balances are placed with various high credit quality financial institutions. Further, in accordance with an investment policy, the Company diversifies its short-term investments among debt instruments that are believed to be low risk.

ESP’s revenues are generated principally from customers located in the United States. AfriHUB’s revenues are generated principally from customers located in Nigeria. For the year ended December 31, 2004 and for the period from the August 25, 2003 acquisition of ESP through December 31, 2003, three and two customers, respectively, individually accounted for more than 10% of the Company’s consolidated revenues. Combined, these customers account for approximately $1.1 million of consolidated revenues for the year ended December 31, 2004 and $0.4 million for the period from the August 25, 2003 acquisition of ESP through December 31, 2003. As of December 31, 2004 and 2003, accounts receivable from these significant customers was approximately $14,000 and $0.1 million, respectively.

(p) Sales of Stock by a Subsidiary

The Company accounts for the sale of stock by a consolidated subsidiary as a capital transaction whereby the change in the Company’s proportionate share of the subsidiary equity resulting from the additional equity raised by the subsidiary is reflected in stockholders’ equity on the accompanying consolidated balance sheets.

In October 2004, AfriHUB agreed to sell membership interests to an unaffiliated third party for approximately $0.5 million in cash (see Note 4(c)). The Company increased additional paid in capital on the accompanying consolidated balance sheets by approximately $0.3 million related to this transaction.

(q) Recently Issued Accounting Standards

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires the classification of certain financial instruments as a liability (or in certain circumstances an asset) because that instrument embodies an obligation of the company. SFAS No. 150 is effective immediately for instruments entered into or modified after May 31, 2003 and in the first interim period beginning after June 15, 2003 for all instruments entered into before May 31, 2003. The adoption of SFAS No. 150 did not have an impact on the Company’s financial position or results of operations.

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2003, the FASB issued Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN No. 46R”). FIN No. 46R provides clarification on the consolidation of certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have certain characteristics of a controlling financial interest (“variable interest entities” or “VIEs”). FIN No. 46R requires that VIEs be consolidated by the entity considered to be the primary beneficiary of the VIE and is effective immediately for VIEs created after January 31, 2003 and in the first fiscal year or interim period beginning after December 15, 2003 for any VIEs created prior to January 31, 2003. In accordance with FIN No. 46R, the Company has included the operating results and financial position of Miraxis in its consolidated financial statements. The consolidation of Miraxis did not have a material impact on the Company’s financial position or results of operations.

In December 2003, the staff of the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”), which supersedes SAB No. 101, “Revenue Recognition in Financial Statements.” SAB No. 104 primarily rescinds the accounting guidance contained in SAB No. 101 related to multiple-element revenue arrangements, which was superseded as a result of the issuance of EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Additionally, SAB No. 104 rescinds the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers” issued with SAB No. 101, which had been codified in SEC Topic 13, “Revenue Recognition.” SAB No. 104 was effective upon issuance. The issuance of SAB No. 104 did not have a material impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS No. 123R”), a revision of SFAS No. 123. SFAS No. 123R requires entities to recognize compensation expense for all share-based payments to employees, including stock options, based on the estimated fair value of the instrument on the date it is granted. The expense will be recognized over the vesting period of the award. SFAS No. 123R is effective for periods beginning after June 15, 2005 and provides entities two transition methods. Under the modified prospective method, compensation expense is recognized beginning with the effective date for all awards granted to employees prior to the effective date that are unvested on the effective date. The modified retrospective method is a variation of the modified prospective method, except entities can restate all prior periods presented or prior interim period in the year of adoption using the amounts previously presented in the pro forma disclosure required by SFAS No. 123. As the Company currently accounts for share-based payments using the intrinsic value method as allowed by APB Opinion No. 25, the adoption of the fair value method under SFAS No. 123R will have an impact on the Company’s results of operations. However, the extent of the impact cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Had the Company adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share described above in Note 1(i).

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“SFAS No. 153”). SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets of APB Opinion No. 29 and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Company’s financial position or results of operations.

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(r) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. Auction rate securities totaling $36.2 million, $3.0 million and $2.0 million as of December 31, 2004, 2003 and 2002, respectively, which were previously reported on the accompanying consolidated balance sheets and consolidated statements of cash flows as cash equivalents, have been reclassified as short-term investments. These reclassifications had no impact on the Company’s results of operations, total assets or changes in shareholders’ equity.

The following is a summary of the impact of the reclassification of the auction rate securities on the accompanying consolidated balance sheets and consolidated statements of cash flows:

	December 31,
	2003	2002
	(in thousands)
Impact on consolidated balance sheets:
Cash and cash equivalents, as previously reported	$9,897	$37,484
Cash and cash equivalents, as reclassified	6,897	35,484

Net change	$(3,000)	$(2,000)

Short-term investments, as previously reported	$18,795	$2,008
Short-term investments, as reclassified	21,795	4,008

Net change	$3,000	$2,000

Impact on consolidated cash flow statements:
Net cash (used in) provided by investing activities, as previously reported	$(19,650)	$23,173
Net cash (used in) provided by investing activities, as reclassified	(20,650)	21,173

Net change	$(1,000)	$2,000

Net (decrease) increase in cash and cash equivalents, as previously reported	$(27,587)	$30,423
Net (decrease) increase in cash and cash equivalents, as reclassified	(28,587)	28,423

Net change	$(1,000)	$2,000

(2) Restatement

Subsequent to the issuance of the Company’s consolidated financial statements as of and for the year ended December 31, 2004, the Company determined that it would restate its consolidated financial statements to properly reflect the accounting for the dividends paid on its Series A redeemable convertible preferred stock and the accretion of the carrying amount of the Series A redeemable convertible preferred stock up to its $100 per share face redemption amount. These dividends represent (i) the dividend paid quarterly in additional shares of Series A redeemable securities from the issuance of the Series A redeemable convertible preferred stock in June 1999 through June 2004 and in cash subsequent to June 2004 and (ii) the deemed dividend relating to the beneficial conversion feature of the Series A redeemable convertible preferred stock and pay-in kind dividends recorded in 1999 and 2000. Cumulative dividends and accretion totaling $109.0 million as of December 31, 2004, including $9.9 million, $9.7 million and $10.9 million recorded for the years ended December 31, 2004, 2003 and 2002, respectively, were previously reported on the consolidated balance sheets and consolidated statements of changes in stockholders’ equity (deficit) as increases in accumulated deficit. The accompanying consolidated balance sheets and consolidated statements of changes in stockholders’ equity (deficit) have been restated to reflect these amounts as decreases in accumulated paid in capital. This restatement had no impact on the Company’s net income (loss) available to common stockholders, total assets or cash flows.

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the impact of the restatement on the accompanying consolidated balance sheets and consolidated statements of changes in stockholders’ equity:

	December 31,			January 1, 2002
	2004	2003	2002
	(in thousands)
Additional paid in capital, as previously reported	$584,798	$546,243	$547,250	$529,955
Additional paid in capital, as restated	475,827	447,190	457,884	451,526

Net change	$(108,971)	$(99,053)	$(89,366)	$(78,429)

Accumulated deficit, as previously reported	$(539,591)	$(546,839)	$(536,434)	$(521,469)
Accumulated deficit, as restated	(430,620)	(447,786)	(447,068)	(443,040)

Net change	$108,971	$99,053	$89,366	$78,429

(3) Interest in the MSV Joint Venture

On November 26, 2001, through its 80% owned MSV Investors, LLC subsidiary (“MSV Investors Subsidiary”), the Company purchased an interest in the MSV Joint Venture in the form of a convertible note with a principal amount of $50.0 million. Immediately prior to the purchase of the convertible note, the Company contributed $40.0 million to the MSV Investors Subsidiary and a group of unaffiliated third parties collectively contributed $10.0 million. The note yielded interest at a rate of 10% per year, had a maturity date of November 26, 2006, and was convertible at any time at the option of the MSV Investors Subsidiary into equity interests in the MSV Joint Venture.

On August 13, 2002, the MSV Joint Venture completed a rights offering allowing its investors to purchase their pro rata share of an aggregate $3.0 million of newly issued convertible notes with terms similar to the convertible note already held by the MSV Investors Subsidiary. The MSV Investors Subsidiary exercised its basic and over subscription rights and purchased approximately $1.1 million of the convertible notes. The group of unaffiliated third parties collectively contributed $0.2 million to the MSV Investors Subsidiary in connection with the MSV Joint Venture rights offering.

Under the joint venture agreement among the partners of the MSV Joint Venture, the convertible notes held by the MSV Investors Subsidiary would automatically convert into equity interests in the MSV Joint Venture upon the repayment of (i) the outstanding principal and accrued interest on certain outstanding debt of the MSV Joint Venture and (ii) the accrued interest on all outstanding convertible notes of the MSV Joint Venture, including the convertible notes held by the MSV Investors Subsidiary. On November 12, 2004, the MSV Joint Venture raised $145.0 million in cash by selling partnership units for $29.45 per unit and exchanged or converted approximately $84.9 million of debt securities and accrued interest. In connection with this financing, the convertible notes held by the MSV Investors Subsidiary converted into approximately 23% of the limited partnership interests of the MSV Joint Venture on an undiluted basis, at their original conversion price of $6.45 per unit. As a result of these transactions, the MSV Investors Subsidiary also received approximately $17.1 million in cash from the MSV Joint Venture to pay the accrued interest on the convertible notes. The MSV Investors Subsidiary distributed approximately $13.6 million of this cash to the Company and $3.4 million of cash to the unaffiliated third parties who own the 20% minority interest.

Following the November 12, 2004 conversion of its notes receivable into limited partnership interests, the Company accounts for its interest in the MSV Joint Venture under the equity method. Accordingly, on the date of conversion, the remaining $51.1 million carrying amount of the notes receivable was reclassified to investment in

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mobile Satellite Venture LP and will be adjusted thereafter for the Company’s proportionate share of the net income (loss) of the MSV Joint Venture, subject to certain adjustments. These adjustments relate primarily to the amortization of the excess of the Company’s $51.1 million carrying amount over the Company’s proportionate share of the MSV Joint Venture’s net assets on the date of conversion. This excess will be amortized over the remaining useful life of certain MSV Joint Venture long-lived assets on a straight line basis. As of December 31, 2004, the Company’s book investment exceeded its proportionate share of the MSV Joint Venture’s net assets by approximately $1.6 million.

The following table presents summarized consolidated financial information for the MSV Joint Venture as of and for the year ended December 31, 2004 and are derived from the MSV Joint Venture’s audited consolidated financial statements (in thousands):

Consolidated balance sheet:
Current assets	$139,978
Noncurrent assets	106,245
Current liabilities	11,772
Noncurrent liabilities	21,386
Minority interest	101
Partners’ equity	212,964

Consolidated statement of operations:
Revenues	$29,007
Loss from operations	(28,692)
Net loss	(33,455)

The MSV Investors Subsidiary and the other partners of the MSV Joint Venture have agreed that the acquisition or disposition by the MSV Joint Venture of its assets, certain acquisitions or dispositions of a limited partner’s interest in the MSV Joint Venture, subsequent investment into the MSV Joint Venture by any person, and any merger or other business combination of the MSV Joint Venture, are subject to the control restrictions contained in the Amended and Restated Limited Partnership Agreement and the Amended and Restated Stockholders Agreement. The control restrictions include, but are not limited to, rights of first refusal, tag along rights and drag along rights. Many of these actions, among others, cannot occur without the consent of the majority of the ownership interests of the MSV Joint Venture. In addition, the MSV Investors Subsidiary and two of the three other joint venture partner groups have entered into a voting agreement pursuant to which three of the four joint venture partner groups must consent to certain transactions involving the MSV Joint Venture or the partners or none of the parties to the voting agreement will support such actions.

On May 7, 2004, in connection with services being provided which support the regulatory effort of the MSV Joint Venture, an unaffiliated consultant was issued an option to purchase a less than one percent ownership interest in the MSV Investors Subsidiary. The option is immediately exercisable and will expire on the earlier of the dissolution of the MSV Investors Subsidiary or December 31, 2010. During 2004, the Company recognized expense of approximately $0.3 million related to the issuance of the option, which was the approximate fair value of the option using the Black-Scholes option valuation model. To provide additional incentive to the consultant, the MSV Investors Subsidiary agreed to pay the consultant a one-time fee of $0.4 million upon a liquidity event, as defined in the agreement. The MSV Investors Subsidiary would recognize an expense related to this fee when a liquidity event becomes probable.

On December 20, 2004, the MSV Joint Venture issued rights to receive all of the shares of common stock of TerreStar Networks Inc. (“TerreStar”), a wholly-owned subsidiary of the MSV Joint Venture, to the limited

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

partners of the MSV Joint Venture, pro rata in accordance with each limited partner’s percentage ownership. TerreStar was formed by the MSV Joint Venture to develop business opportunities related to the proposed receipt of certain licenses in the 2 GHz band. The rights will be exchanged into shares of TerreStar common stock automatically on May 20, 2005. In connection with the distribution of the rights, TerreStar issued warrants to purchase shares of TerreStar common stock representing 3% of the outstanding equity to one of the Other MSV Investors. These warrants have an exercise price of $0.21491 per share and expire on December 20, 2006. Following the exchange of the rights and considering this warrant, the MSV Investors Subsidiary would own approximately 22% of TerreStar on an undiluted basis.

(4) Business Transactions

(a) Interest in Hughes Network Systems

On December 3, 2004, the Company signed an agreement to acquire a 50% interest in the business of Hughes Network Systems, Inc. (“HNSI”), a leading developer, manufacturer, installer and provider of advanced satellite based networking solutions and services for businesses, governments and consumers worldwide. Pursuant to the terms of the agreement, HNSI will contribute to Hughes Network Systems, LLC (“HNS LLC”), a newly formed entity, substantially all of the assets and certain liabilities of its very small aperture terminal (“VSAT”), mobile satellite and carrier businesses, as well as the certain portions of its SPACEWAY Ka-band satellite communications platform that is under development. In consideration of this contribution, HNS LLC will pay HNSI $201.0 million of cash, subject to adjustment depending principally upon the closing value of HNSI’s working capital (as defined in the agreement). In order to finance the asset purchase, HNS LLC intends to incur $325.0 million of term indebtedness and obtain a $50.0 million revolving credit facility which is expected to be undrawn at closing.

Upon the consummation of the foregoing transactions, the Company will purchase 50% of the equity interests of HNS LLC for $50.0 million in cash and 300,000 shares of the Company’s common stock. Following this purchase, the Company will serve as the managing member of HNS LLC. Closing of the Company’s purchase is subject to HNS LLC completing the issuance of the senior notes, regulatory approvals and other customary closing conditions.

The Company has incurred approximately $5.0 million in transaction costs, including legal, accounting and other costs directly related to the transaction. As of December 31, 2004, these costs are included in deferred transaction costs on the accompanying consolidated balance sheets. If the transaction closes as expected in April 2005, these costs will be paid by HNS LLC. However, if the transaction does not close, the Company expects to negotiate a discount on such amounts owed.

(b) Interest in Electronic System Products

On August 25, 2003, for nominal consideration, the Company acquired all of the outstanding common stock of ESP, a product development and engineering services firm that has historically created products for and provides consulting and engineering services to the telecommunications, broadband, satellite communications, and wireless industries. ESP is currently focused on exploiting its existing intellectual property portfolio. In November 2003, ESP made restricted stock grants to its employees representing an aggregate of 30% of ESP’s outstanding equity, diluting the Company’s ownership to 70%. In October 2004, ESP repurchased shares of its common stock from terminated employees for an aggregate of approximately $2,000, raising the Company’s ownership to approximately 78%.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the estimated fair value of the identifiable assets acquired and liabilities assumed at the date of acquisition:

August 25, 2003
(in thousands)
Current assets	$666
Property and equipment	54
Investment in affiliates	349

Total assets acquired	1,069
Current liabilities	(983)

Net assets acquired	$86

The following unaudited pro forma information is presented as if the Company had completed the acquisition of ESP as of January 1, 2002. The pro forma information is not necessarily indicative of what the results of operations would have been had the acquisitions taken place at those dates or of the future results of operations.

	2003	2002
	(in thousands, except share data)
Revenues	$2,543	$3,799
Net loss	(2,983)	(13,510)
Loss per share attributable to common stockholders—basic and diluted	(0.83)	(2.06)

(c) Interest in AfriHUB

On April 19, 2004, the Company signed an agreement to acquire 80% of the outstanding membership interests of AfriHUB for an aggregate purchase price of $1.5 million in cash. AfriHUB planned to provide instructor led and distance based technical training and satellite based broadband Internet access and domestic and international calling services through exclusive partnerships with certain Nigerian based universities. While establishing centers which provide these services on two university campuses during the fourth quarter of 2004, AfriHUB experienced significant unanticipated delays and costs in opening these facilities, as well as greater price sensitivity within the university communities. As a result, AfriHUB has suspended its planned roll out of service to additional campuses and is actively pursuing other opportunities to provide technical training in the Nigerian market.

In connection with the allocation of the purchase price to the fair value of the identifiable net assets acquired, the Company ascribed approximately $0.6 million to a significant contract. This intangible asset was being amortized over the approximate five-year minimum life of the contract, and for the year ended December 31, 2004, such amortization was approximately $34,000. As a result of AfriHUB’s strategy shift, the Company recognized an impairment loss of approximately $0.8 million relating to this intangible asset and certain building improvements (see Note 1(f)).

In accordance with their employment contracts, certain employees will be issued warrants to purchase ownership interests of AfriHUB if AfriHUB meets any five operating and financial milestones. Pursuant to APB Opinion No. 25, the warrants qualify for variable accounting, as the number of shares to be issued has not been determined yet. As such, in accordance with FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” compensation expense equal to the intrinsic value of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the number warrants expected to be issued will be recorded over the service period, which the Company has determined to be the period through which the milestone must be achieved. Until the date the milestone is achieved, compensation expense shall be adjusted for changes (either increases or decreases) in the fair market value of the underlying units. If circumstances indicate that a milestone is not expected to be achieved, compensation contra-expense will be recognized in the period such circumstance occurs. As of December 31, 2004, the Company determined that two of the five milestones were not likely to be achieved, and the compensation expense associated with the warrants underlying these milestones was reversed. For the year ended December 31, 2004, the Company recognized non-cash expense totaling approximately $0.2 million relating to the remaining warrants. The Company will continue monitoring the likelihood as to whether the remaining three milestones will be achieved.

On October 8, 2004, AfriHUB agreed to sell membership interests to an unaffiliated third party for approximately $0.5 million in cash (see Note 1(p)). As a result of this sale of membership units, the Company’s ownership of AfriHUB’s outstanding membership interests decreased to approximately 70%. Including the effect of the warrants underlying the remaining milestones, the Company held approximately 62% of the ownership interests of AfriHUB as of December 31, 2004.

(d) Interest in Miraxis

On May 28, 2002, the Company acquired Series B Preferred Shares and a warrant from Miraxis for approximately $0.4 million, representing an ownership of approximately 30%. Miraxis is a development stage telecommunications company that has access to a Ka-band license with which it is striving to provide satellite based multi-channel, broadband data and video services in North America. The Company has the right to appoint two of the five directors of the manager of Miraxis. Additionally, the Company entered into a management support agreement with Miraxis under which the Company’s current Chief Executive Officer and President provided certain services to Miraxis through February 2003 in exchange for additional Series B Preferred Shares and warrants being issued to the Company. In addition, on December 20, 2002, the Company acquired Series C Preferred Shares and warrants from Miraxis for approximately $0.1 million.

In February 2003, the Company entered into a consulting agreement with Miraxis pursuant to which Miraxis personnel provided services to the Company through May 2003. In addition, Miraxis extended the management support agreement whereby the Company’s current Chief Executive Officer and President continued to provide certain services to Miraxis through May 2003. In connection with these agreements, the Company paid Miraxis approximately $40,000 but also received additional Series C Preferred Shares and warrants.

In April 2003, the Company acquired additional Series C Preferred Shares and warrants for approximately $40,000. Between June 2003 and September 2003, the Company purchased promissory notes from Miraxis with an aggregate principal amount of approximately $0.1 million. In November 2003, the promissory notes were converted to Series D Preferred Shares. During 2004, the Company purchased additional promissory notes with an aggregate principal balance of approximately $0.1 million. As of December 31, 2004, the Company held approximately 40% of the ownership interests of Miraxis. The Company’s President and Chief Executive Officer currently holds an approximate 1% interest in Miraxis.

In accordance with FIN No. 46R, beginning January 1, 2004, the operating results and financial position of Miraxis have been included in the consolidated financial statements. Prior to January 1, 2004, this investment was included in investments in affiliates on the accompanying consolidated balance sheets and was accounted for under the equity method with the Company’s share of Miraxis’ loss being recorded in equity in loss and loss on investments in affiliates on the accompanying consolidated statements of operations. The consolidation of Miraxis did not have a material impact on the Company’s operating results or financial position.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(e) Interest in Navigauge

On April 21, 2003, the Company acquired Series B Preferred Shares from Navigauge, formerly known as IQStat, for approximately $0.3 million, representing an ownership interest of approximately 5%. Navigauge is a privately held media and marketing research firm that collects data on in-car radio usage and driving habits of consumers and markets the aggregate data to radio broadcasters, advertisers and advertising agencies in the United States.

In connection with the acquisition of ESP in August 2003, the Company obtained indirect ownership of Series A Preferred Shares representing an additional 16% ownership interest in Navigauge. In December 2003, the Company acquired additional Series B Preferred Shares and warrants for approximately $0.1 million. From January 2004 through April 2004, the Company acquired additional Series B Preferred Shares and warrants from Navigauge for approximately $0.5 million. Furthermore, from April 2004 through June 2004, the Company purchased short-term promissory notes from Navigauge with an aggregate principal amount of approximately $0.4 million.

On June 14, 2004, Navigauge completed a recapitalization in which all outstanding Series A Preferred Shares and Series B Preferred Shares were converted to new Series A Preferred Shares with substantially similar rights as the old Series B Preferred Shares. Following the exchange, the Company converted the outstanding short-term promissory notes into new Series A Preferred Shares and purchased additional Series A Preferred Shares for approximately $0.4 million. The Company also obtained direct ownership of the old Series A Preferred Shares held by ESP in exchange for the forgiveness of intercompany promissory notes.

On August 16, 2004, the Company purchased additional Series A Preferred Shares for approximately $0.2 million. Furthermore, from October 2004 through December 2004, the Company purchased short-term promissory notes from Navigauge with an aggregate principal amount of $0.5 million. As of December 31, 2004, the Company owned approximately 39% of the outstanding equity of Navigauge on an undiluted basis.

Although Navigauge is a variable interest entity as defined by FIN 46R, the Company is not the primary beneficiary. Accordingly, this investment is included in investments in affiliates on the accompanying consolidated balance sheets and is being accounted for under the equity method with the Company’s share of Navigauge’s loss being recorded in equity in loss and loss on investments in affiliates on the accompanying consolidated statements of operations.

(f) Verestar Transactions

On August 29, 2003, the Company signed a securities purchase agreement to acquire, through a newly formed subsidiary, approximately 67% (on a fully-diluted basis) of Verestar. Concurrent with the signing of the securities purchase agreement, the Company purchased a 10% senior secured note with a principal balance of $2.5 million and a due date of August 2007. The Company terminated the securities purchase agreement on December 22, 2003. Subsequently, Verestar filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.

On March 8, 2004, the Company executed an asset purchase agreement to acquire, through a newly formed subsidiary, substantially all of the assets and business of Verestar pursuant to Section 363 of the Bankruptcy Code. The transaction was subject to a number of contingencies, including an auction on March 30, 2004 at which Verestar considered higher and better offers. At the auction, a bid was accepted from a strategic buyer at a price higher than the Company was willing to offer.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the Verestar bankruptcy, the Company entered into a stipulation with Verestar pursuant to which the parties agreed to, among other things, the validity and enforcement of the obligation under the senior secured note and the Company’s security interest in Verestar’s assets. On April 30, 2004, Verestar paid the Company approximately $2.9 million representing the $2.5 million outstanding principal amount of the senior secured note and approximately $0.4 million as a break-up fee in connection with the termination of the March 2004 asset purchase agreement.

On July 9, 2004, the Company settled its dispute with Verestar’s parent company regarding the break-up fee in connection with the termination of the August 2003 securities purchase agreement. As consideration for the settlement, Verestar’s parent company paid the Company $1.5 million. This amount is included in other income (expense), net on the accompanying consolidated statements of operations.

On July 29, 2004, the Company entered into a stipulated settlement with Verestar and its Creditor Committee pursuant to which Verestar agreed to pay the Company approximately $0.4 million representing certain amounts owed, including unpaid accrued interest, in connection with the senior secured note. On August 13, 2004, the Bankruptcy Court approved the stipulated settlement. This settlement amount is included in interest income, net on the accompanying consolidated statements of operations.

(5) Notes Receivable from Motient

On April 2, 2001, the Company agreed to purchase from Motient 12.5% secured promissory notes, issuable in two tranches, each in the principal amount of $25.0 million. The notes were collateralized by five million shares of XM Satellite Radio common stock owned by Motient. The first tranche was purchased on April 4, 2001, and the second tranche was purchased on July 16, 2001. The principal of and accrued interest on the notes were payable on October 1, 2001 in either cash, shares of XM Satellite Radio, or any combination thereof at Motient’s option, as set forth in the agreement. At the option of the Company, the notes were exchangeable for a number of XM Satellite Radio shares based on a formula, as set forth in the agreement.

On May 14, 2001, the Company entered into an agreement to merge with a subsidiary of Motient. By a letter agreement dated October 1, 2001, Motient and the Company terminated the planned merger. As a result of the termination, neither the Company nor Motient had any obligation to the other party with respect to the merger, except for repayment by Motient to the Company of amounts outstanding under the promissory notes.

On October 1, 2001, and again on October 8, 2001, the Company extended the maturity date of the notes. On October 12, 2001, in accordance with the terms of the notes, the Company received five million shares of XM Satellite Radio as payment for $26.2 million of the notes and accrued interest. The maturity date for the remaining balance of the Motient Notes in the principal amount of approximately $26.2 million, and interest thereon, was extended for 60 days. On January 10, 2002, Motient and its subsidiaries filed for protection under Chapter 11 of the United States Bankruptcy Code. As part of its filing, Motient indicated that it would likely challenge the Company’s right to the $26.2 million outstanding principal balance and accrued interest thereon, as well as the delivery of the shares of XM Satellite Radio common stock as partial repayment of the aggregate $50.0 million principal amount of the notes. As a result of uncertainty with respect to the ultimate collection on the notes, a reserve was recognized for the entire amount. This loss of approximately $26.9 million was partially offset by a gain of $5.3 million that resulted from the difference between the value of the XM Satellite Radio common stock received in connection with the partial repayment of the Motient notes in accordance with their terms and the value of the XM Satellite Radio common stock using its closing price on the date of the partial repayment. The results of these transactions are reflected in other income (expense), net on the accompanying consolidated statements of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 1, 2002, to mitigate the risk, uncertainties and expenses associated with Motient’s plan of reorganization, the Company cancelled the outstanding amounts due under the original promissory notes issued by Motient and accepted a new note in the principal amount of $19.0 million (the “New Motient Note”) that was issued by a new, wholly-owned subsidiary of Motient that owns 100% of Motient’s interests in the MSV Joint Venture. The New Motient Note was due on May 1, 2005 and yielded interest at a rate of 9% per annum. As a result of the uncertainty with respect to the ultimate collection on the remaining amounts due on the New Motient Note, a reserve was maintained for the entire principal amount of the note and unpaid interest accrued thereon.

On April 7, 2004, as a result of a payment received by Motient pursuant to a promissory note from the MSV Joint Venture, Motient paid the Company approximately $0.5 million of interest accrued on the New Motient Note. Following several financings by Motient, on July 15, 2004, Motient paid the Company approximately $22.6 million representing all outstanding principal and accrued interest due on the New Motient Note. Accordingly, the reserve was adjusted resulting in the recognition of $23.1 million of income which is reflected in the accompanying consolidated statements of operations as $19.0 million in other income (expense), net and $4.1 million in interest income, net.

(6) Investments in and advances to Affiliates

The following is a summary of the carrying value of investments held by the Company at December 31:

	2004	2003
	(in thousands)
Cost method investments	$2,280	$2,250
Equity method investments	1,081	519

	$3,361	$2,769

For the years ended December 31, 2004, 2003 and 2002, the Company recognized losses on investments in affiliates of approximately $1.3 million, $0.4 million and $0.4 million, respectively, consisting primarily of its proportionate share of affiliates’ operating losses for those affiliates accounted for under the equity method.

The aggregate carrying value of the Company’s cost method investments totaled approximately $2.3 million as of December 31, 2004. Cost method investments with an aggregate cost of approximately $1.9 million were not evaluated for impairment because (i) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments and (ii) the Company did not estimate the fair value of those investments in accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” as the cost to make such estimation was prohibitive. The Company estimated that the fair value approximated or exceeded the carrying amount of the remaining $0.4 million of cost method investments.

(7) Sale of Investment in XM Satellite Radio

The Company classified its investment in XM Satellite Radio common stock as an available-for-sale, marketable security and reported such investment at fair value with net unrealized gains and losses recorded in stockholders’ equity. Gains and losses are recognized in the accompanying consolidated statements of operations when realized or when a decline in value is considered to be other than temporary. During the year ended December 31, 2002, the Company sold its 5,000,000 shares of XM Satellite Radio common stock at an average price of $3.36 per share, resulting in net proceeds of $16.6 million. These sales resulted in a loss of approximately $14.9 million which is included in other income (expense), net on the accompanying consolidated statements of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(8) Short-Term Investments

Short-term investments consisted of the following debt securities:

	December 31,
	2004	2003
	(in thousands)
Auction rate securities	$36,150	$3,800
Government agencies securities	19,356	11,979
Municipal bonds	4,242	6,016

	$59,748	$21,795

The government agencies securities and municipal bonds are classified as held to maturity. The amortized cost of these securities approximated fair value as of December 31, 2004 and 2003. Auction rate securities are classified as available for sale. As of December 31, 2004 and 2003, there were no unrealized gains or losses associated with these investments and the adjusted fair market value equaled the adjusted costs. Auction rate securities, which were previously recorded in cash and cash equivalents due to their liquidity and pricing reset feature, have been included as short-term investments in the accompanying consolidated balance sheets. Prior period information was reclassified to conform to the current year presentation. There was no impact on the Company’s results of operations or cash flow from operations as a result of the reclassification (see Note 1(c)).

(9) Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and consisted of the following:

	December 31,
	2004	2003
	(in thousands)
Computer equipment and software	$817	$247
Furniture and fixtures	54	29
Machinery and equipment	21	4
Leasehold improvements	21	21

	913	301
Less accumulated depreciation	(308)	(244)

Property and equipment, net	$605	$57

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was approximately $0.1 million, $28,000 and $0.1 million, respectively. During the year ended December 31, 2004, $0.2 million of the AfriHUB impairment charge was allocated to leasehold improvements relating to AfriHUB’s two service centers.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(10) Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31,
	2004	2003
	(in thousands)
Accrued transaction costs	$4,647	$—
Accrued restructuring charges	1,550	1,580
Accrued professional fees	1,231	1,461
Accrued compensation	662	402
Other accrued liabilities	191	507

	$8,281	$3,950

(11) Stockholders’ Equity

On December 23, 2004, the Company sold 2,000,000 shares of its common stock for gross proceeds of $36.5 million (net proceeds of $35.1 million) in a private placement to a group of institutional investors. In connection with this sale, the Company entered into a registration rights agreement with the investors requiring that, among other things, the Company register the resale of the shares. If the Company does not meet certain deadlines between June 30, 2005 and December 31, 2005 with respect to making the registration effective, then warrants, which were issued to the investors in connection with the transaction, to purchase up to an additional 600,000 shares of common stock at an exercise price of $18.25 per share will vest and be exercisable at any time through December 23, 2009. The number of warrants that vest, if any, will depend on when the registration statement becomes effective. If the Company meets the June 30, 2005 deadline and otherwise complies with certain registration obligations, none of the warrants will vest. As part of the placement fees incurred in connection with the transaction, the Company also issued a warrant to purchase 110,000 shares at an exercise price of $18.25 per share to the placement agent. This warrant is exercisable at any time through December 23, 2009 and had an estimated fair value of approximately $2.2 million using the Black-Scholes option valuation model with the following assumptions: $21.50 price per share on date of grant, an expected life of five years, a risk free interest rate of 3.6%, volatility of 166% and an annual dividend yield of 0%.

On March 13, 2003, the Company commenced a cash tender offer at a price of $1.00 per share for up to 2,500,000 shares of its outstanding voting common stock. The tender offer expired on April 23, 2003 with 968,398 shares purchased for an aggregate cost, including all fees and expenses applicable to the tender offer, of approximately $1.2 million. The primary purpose of the tender offer was to provide public stockholders with additional liquidity for their shares of common stock, particularly in light of decreased liquidity arising from the decision of Nasdaq to delist the Company’s common stock, and to do so at a premium over the stock price before the tender offer and without the usual transaction costs associated with open market sales. The Apollo Stockholders (as defined in Note 12) did not sell any shares of common stock in the tender offer.

On January 10, 2003, as part of the settlement of the class action lawsuit, the Company issued 357,143 shares of the Company’s common stock to the plaintiff’s counsel as attorney’s fees. During the year ended December 31, 2002, the Company recognized a charge of $0.3 million relating to this settlement based on the $0.25 trading price of the common stock on January 2, 2003, the date the shares were issuable. The charge is included in accrued liabilities at December 31, 2002.

On July 16, 2002, the Company sold 9,138,105 shares of common stock for gross proceeds of $18.4 million (net proceeds of $17.0 million) in a rights offering. In connection with the settlement of the class action lawsuit,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Company distributed to each holder of record of common stock, warrants and preferred stock, as of the close of business on May 16, 2002, one non-transferable right to purchase one additional share of common stock, for each share held, at a purchase price of $2.01 per share. As part of the rights offering, the Apollo Stockholders purchased 3,876,584 shares of non-voting common stock in April 2002 and an additional 5,113,628 shares of non-voting common stock in July 2002 pursuant to their over subscription privilege.

Pursuant to an April 2002 investment agreement, the Apollo Stockholders may exchange shares of non-voting common stock for an equal number of shares of voting common stock if, after giving effect to such exchange, they collectively will own no more than 29.9% of the outstanding voting power of the Company. Following the issuance of common stock in the December 2004 private placement, the Apollo Stockholders’ voting power declined below 29.9%. Accordingly, as of December 31, 2004, the Apollo Stockholders may exchange 552,634 shares of non-voting common stock for an equal number of shares of voting common stock.

In connection with certain acquisitions made in 1999, the former shareholders agreed to indemnify the Company for any losses resulting from a breach of, among other things, their respective representations, warranties and covenants. To secure the indemnification obligations of these shareholders thereunder, 1,336 shares of the Company’s common stock delivered to these shareholders, included as part of the consideration, remain in escrow at December 31, 2004, and the liability of these shareholders under such indemnification obligations is expressly limited to the value of such shares held in escrow. During the year ended December 31, 2004, the Company retired 6,262 shares of its common stock as a reduction of consideration for acquisitions made during 1999 and 2000. During the year ended December 31, 2002, the Company retired 286 shares of its common stock as a reduction of consideration for a 2000 acquisition.

(12) Redeemable Preferred Stock

On June 4, 1999, the Company issued and sold to Apollo Investment Fund IV, LP, Apollo Overseas Partners IV, LP and AIF IV/RRRR LLC (collectively with AP/RM Acquisition LLC, the “Apollo Stockholders”), for an aggregate purchase price of $87.0 million, 126,000 shares of the Company’s Series A Redeemable Convertible Preferred Stock (the “Series A Preferred Stock”), 126,000 Series 1-A Warrants (the “Series 1-A Warrants”), 1,916,994 Series 2-A Warrants (the “Series 2-A Warrants”), 744,000 shares of the Company’s Series B Preferred Stock (the “Series B Preferred Stock”), 744,000 Series 1-B Warrants (the “Series 1-B Warrants”) and 10,345,548 Series 2-B Warrants (the “Series 2-B Warrants”). As approved at the Company’s 1999 annual meeting of stockholders, all Series B securities were converted to Series A securities.

The Series A Preferred Stock is subject to mandatory and optional redemption. On June 30, 2012, the Company will be required to redeem all Series A Preferred Stock plus any accrued and unpaid dividends. At the option of the Company, the Series A Preferred Stock can be redeemed after June 30, 2002 provided that the trading price of the Company’s common stock for each of the preceding 30 trading days is greater than $120.00 per share, or after June 30, 2004 at a price of 103% of the face value of the Series A Preferred Stock plus any accrued and unpaid dividends. In the event of a change of control, as defined, at the option of the holders of the majority of the then outstanding shares of the Series A Preferred Stock, the Company is required to redeem all or any number of such holders’ shares of Series A Preferred Stock plus any accrued and unpaid dividends. As a result of the July 2002 rights offering, the conversion price of the Series A Preferred Stock was adjusted, pursuant to certain anti-dilution provisions as defined, from $70.00 to $68.50 per share. As a result of the December 2004 private placement, the conversion price of the Series A Preferred Stock was further adjusted to $62.69 per share. The conversion price is subject to further adjustment pursuant to the anti-dilution provisions.

From the date of issuance to June 30, 2002, the quarterly dividends on the Series A securities were based on a rate of 7.5% per annum and were paid in additional shares of Series A securities. Under the terms of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

securities purchase agreement, from July 1, 2002 through June 30, 2004, the quarterly dividend was based on a rate of 4.65% per annum and was payable, at the option of the holder, in additional shares of Series A securities or cash. As part of the settlement of the class action lawsuit, the Apollo Stockholders agreed to accept payment in additional shares of Series A securities. Dividends paid from July 1, 2004 through the date of redemption will be based on a rate of 4.65% per annum and will be payable quarterly in arrears in cash. The first such payment, for the three months ended September 30, 2004, of approximately $1.4 million was declared by the Company’s board of directors and paid on October 14, 2004. The quarterly payment of approximately $1.4 million, for the three months ended December 31, 2004, was declared and paid on January 13, 2005 and is reflected in the accompanying consolidated financial statements in the carrying amount of the Series A Preferred Stock and in net loss attributable to common stockholders.

The Series 1-A and Series 2-A warrants are exercisable at any time and expire ten years from the date issued. The holders of the Series 1-A and Series 2-A warrants have the option to pay the exercise price of the warrants in cash, Company common stock previously held, or instructing the Company to withhold a number of Company shares with an aggregate fair value equal to the aggregate exercise price. Pursuant to the original terms of the Series 1-A warrants, each warrant was exercisable into 1.35 shares of the Company’s common stock, and the exercise price was dependent on the trading price of the Company’s common stock. The exercise price ranged from $0.10, if the trading price is equal to or greater than $70.00 per share, to $42.00 if the trading price is equal to or less than $40.00 per share. Pursuant to their original terms, each Series 2-A warrant was exercisable into 0.1 share of the Company’s common stock at an exercise price of $70.00.

The exercise price and the number of shares for which the Series 1-A and Series 2-A warrants are exercisable for is subject to adjustment under certain anti-dilution and other provisions as defined. As such, as a result of the issuance of additional shares of common stock in the July 2002 rights offering to shareholders other than the Apollo Stockholders at a price below the exercise price of the warrants at the time of the offering, the highest exercise price of the Series 1-A warrants was adjusted from $42.00 to $41.12, and the number of shares of the Company’s common stock issuable upon the exercise of each Series 1-A warrant became a range dependent on the trading price of the Company’s common stock. The number of shares issuable upon the exercise of each Series 1-A warrant ranged from 1.35 shares, if the trading price is equal to or greater than $70.00 per share to 1.379 shares if the trading price was less than or equal to $40.00 per share. The exercise price of the Series 2-A warrants was adjusted from $70.00 to $68.50, and the number of shares of the Company’s common stock issuable upon the exercise of each Series 2-A warrant was adjusted from 0.1 to 0.1022 shares.

As a result of the December 2004 private placement in which additional shares of common stock were sold at a price below the exercise price of the warrants at the time of the placement, the highest exercise price of the Series 1-A warrants was adjusted from $41.12 to $38.48, and the highest number of shares of the Company’s common stock issuable upon the exercise of each Series 1-A warrant was adjusted from 1.379 shares to 1.4737 shares. The exercise price of the Series 2-A warrants was adjusted from $68.50 to $62.69, and the number of shares of the Company’s common stock issuable upon the exercise of each Series 2-A warrant was further adjusted to 0.111665 shares.

On January 2, 2003, pursuant to the settlement of the class action lawsuit, 22,218 Series 1-A warrants and 2,452,509 Series 2-A warrants were cancelled. As of December 31, 2004, the 1,199,007 shares of Series A Preferred Stock are convertible into 1,912,485 shares of common stock, and the 234,633 Series 1-A warrants and the 9,810,033 Series 2-A warrants are exercisable for 345,776 shares and 1,095,436 shares of common stock, respectively. Assuming all the Series A securities are either converted or exercised, as of December 31, 2004, the Apollo Stockholders would own approximately 65% of the Company’s outstanding common stock and 36% of the Company’s outstanding voting power on a fully diluted basis.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At the time of issuance, the Company ascribed value to the Series A securities based on their relative fair value. As such, $29.9 million was allocated to Series A Preferred Stock and the remaining $57.1 million was allocated to the related Series 1-A and Series 2-A warrants. This transaction was accounted for in accordance with FASB Emerging Issues Task Force 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features.” Subsequently, dividends have been recorded representing the accrual of the quarterly paid-in-kind dividends and the accretion of the carrying value up to the face redemption over 13 years.

(13) Segment Information

The segment information is reported along the same lines that the Company’s chief operating decision maker reviews the operating results in assessing performance and allocating resources. Accordingly, the Company’s consolidated operations have been classified into four reportable segments: the MSV Joint Venture, ESP, AfriHUB and Parent and other. The MSV Joint Venture, which became a reportable segment following the November 2004 conversion of the notes receivable into limited partnership interests of the MSV Joint Venture, provides mobile digital voice and data communications services via satellite. ESP, which became a reportable segment following the August 2003 acquisition by the Company, is an engineering services firm with expertise in the design and manufacturing of electronic products and systems across many disciplines of electrical engineering. AfriHUB, which became a reportable segment following the April 2004 acquisition by the Company, provides a limited amount of satellite based Internet access and domestic and international calling services through exclusive partnerships with certain Nigerian based universities while it explores opportunities to provide technical training in the Nigerian market. Parent and other includes the Company, other consolidated entities other than ESP and AfriHUB and eliminations.

The following table presents certain financial information on the Company’s reportable segments as of or for the year ended December 31, 2004. Although the MSV Joint Venture became a reportable segment in November 2004 following the conversion of the notes receivable, the MSV Joint Venture column represents the results of operations for the full year ended December 31, 2004 due to the significance to the Company’s operations. Since our 23% share of the results MSV Joint Venture’s operations for the period following the conversion is already included in the Parent and Other column, the MSV Joint Venture Elimination column removes the full year results of the MSV Joint Venture shown in the MSV Joint Venture column.

	MSV Joint Venture	ESP	AfriHUB	Parent and Other	Eliminate MSV Joint Venture	Consolidated
	(in thousands)
Revenues	$29,007	$2,117	$10	$—	$(29,007)	$2,127
Operating expenses	(57,699)	(2,932)	(2,475)	(8,575)	57,699	(13,982)

Loss from operations	(28,692)	(815)	(2,465)	(8,575)	28,692	(11,855)
Interest (expense) income, net	(8,112)	(56)	(7)	10,611	8,112	10,548
Equity in loss of Mobile Satellite Ventures LP	—	—	—	(1,020)	—	(1,020)
Equity in loss and loss on investments in affiliates	(275)	(164)	—	(1,172)	275	(1,336)
Other income (expense), net	3,624	866	15	20,164	(3,624)	21,045
Minority interest	—	—	594	(810)	—	(216)

Net (loss) income before taxes and discontinued operations	$(33,455)	$(169)	$(1,863)	$19,198	$33,455	$17,166

Total assets	$246,223	$268	$646	$153,656	$(246,223)	$154,570

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents certain financial information on the Company’s reportable segments as of or for the year ended December 31, 2003:

	ESP	Parent and Other	Consolidated
	(in thousands)
Revenues	$699	$—	$699
Operating expenses	(1,412)	(6,234)	(7,646)

Loss from operations	(713)	(6,234)	(6,947)
Interest (expense) income, net	(11)	6,315	6,304
Equity in loss and loss on investments in affiliates	(112)	(292)	(404)
Other income (expense), net	24	220	244
Minority interest	—	(1,126)	(1,126)

Net loss before taxes and discontinued operations	$(812)	$(1,117)	$(1,929)

Total assets	$555	$97,544	$98,099

For the year ended December 31, 2002, the Company operated in only the Parent and other segment. As of December 31, 2004 and 2003, all of the Company’s long-lived assets were located in the United States, excluding $0.5 million located in Nigeria as of December 31, 2004.

(14) Discontinued Operations

At the end of the third quarter of 2001, a decision to discontinue the operations of Rare Medium, Inc. and the LiveMarket subsidiary was made as a result of the weakening of general economic conditions that caused many companies to reduce spending on Internet-focused business solutions and in light of their performance and prospects. As of December 31, 2004 and 2003, the remaining assets of Rare Medium, Inc. and LiveMarket totaled approximately $15,000 and $0.1 million, respectively, consisting of cash (excluding the $0.3 million of cash collateralizing a letter of credit) and other assets. As of December 31, 2004 and 2003, the liabilities of these subsidiaries totaled approximately $2.3 million and $2.4 million, respectively, consisting of accounts payable and accrued expenses. Included in the total liabilities of these subsidiaries is $1.0 million related to a lease obligation which is guaranteed by the Company. The total maximum potential liability of this guarantee is approximately $3.7 million, subject to certain defenses by the Company. Rare Medium, Inc. holds $0.3 million of cash in a certificate of deposit which is maintained as collateral for a letter of credit supporting the lease obligation. For the years ended December 31, 2004 and 2003, the Company recognized a gain of approximately nil and $1.2 million, respectively, as a result of the settlement of Rare Medium, Inc. liabilities at amounts less than their recorded amounts.

In 2000, Rare Medium, Inc. entered into a strategic alliance agreement, as amended, with a software company (the “Partner”) to assist in the training of personnel and development and delivery by Rare Medium, Inc. of solutions built utilizing the Partner’s technology. Under the terms of the alliance, the Partner was to provide Rare Medium, Inc. with refundable advances of approximately $17.1 million, on an interest-free basis, to be paid to Rare Medium, Inc. over the term of the two-year agreement, subject to Rare Medium, Inc.’s compliance with certain requirements set forth in the agreement. The amount and timing of the repayment of the advances were adjustable based on Rare Medium, Inc.’s achievement of certain milestones in accordance with the terms of the agreement. The Partner and Rare Medium, Inc. had a dispute as to whether certain milestones were achieved. Efforts at renegotiating the payment schedule and milestones were not successful. In July 2001, the Partner commenced an arbitration against Rare Medium, Inc. seeking the return of the approximately $8.6 million, plus interest, that had been advanced by the Partner. On May 6, 2002, Rare Medium, Inc. and the Partner settled this dispute and certain related disputes with an affiliate of the Partner, with Rare Medium, Inc. agreeing to pay the affiliate of the Partner $0.9 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(15) Stock-Based Compensation Plans

The Company provides incentive and nonqualified stock option plans for directors, officers, and key employees of the Company and others. The Company has reserved a total of 2.3 million shares of authorized common stock for issuance under the 1998 Long-Term Incentive Plan (“Stock Incentive Plan”). The Company has options outstanding under the Nonqualified Stock Option Plan, but no new grants are being made under this plan. The number of options to be granted and the option prices are determined by the Compensation Committee of the Board of Directors in accordance with the terms of the plans. Options generally expire five to ten years after the date of grant.

During 1998, the Board of Directors approved the Stock Incentive Plan under which “non-qualified” stock options (“NQSOs”) to acquire shares of common stock may be granted to non-employee directors and consultants of the Company, and “incentive” stock options (“ISOs”) to acquire shares of common stock may be granted to employees. The Stock Incentive Plan also provides for the grant of stock appreciation rights, shares of restricted stock, deferred stock awards, dividend equivalents, and other stock-based awards to the Company’s employees, directors, and consultants. Under the Stock Incentive Plan, the option price of any ISO may not be less than the fair market value of a share of common stock on the date on which the option is granted. The option price of an NQSO may be less than the fair market value on the date the NQSO is granted if the Board of Directors so determines. An ISO may not be granted to a “ten percent stockholder” (as such term is defined in section 422A of the Internal Revenue Code) unless the exercise price is at least 110% of the fair market value of the common stock and the term of the option may not exceed five years from the date of grant. Common stock subject to a restricted stock purchase or a bonus agreement is transferable only as provided in such agreement. The maximum term of each stock option granted to persons other than ten percent stockholders is ten years from the date of grant.

Under the Nonqualified Stock Option Plan, which provided for the issuance of up to 510,000 shares, the option price as determined by the Compensation Committee was permitted to be greater or less than the fair market value of the common stock as of the date of the grant, and the options were generally exercisable for three to five years subsequent to the grant date. The Nonqualified Stock Option Plan expired on July 18, 2000, and thereafter, no new options can be granted under the plan.

On October 5, 2001, the compensation committee of the Company’s board of directors determined that because the outstanding options held by certain executive officers and employees were exercisable at prices that were significantly above prevailing market prices for the Company’s common stock, they no longer provided an adequate level of incentive. Accordingly, to reincentivize certain executive officers and employees of the Company and in recognition of their service to the Company, the compensation committee approved the repricing of the exercise prices of options to purchase an aggregate of 32,833 shares of common stock to $1.30 per share, the fair market value at the date of the repricing. On December 21, 2001, the compensation committee approved an additional repricing of the exercise prices of options to purchase an aggregate of 40,000 shares of common stock held by non-management directors to $6.00 per share, the fair market value at the date of the repricing. On October 15, 2002, in recognition of the former Chief Executive Officer’s contribution to the Company, among other things, the compensation committee of the Company’s board of directors approved the repricing of the exercise price of the former Chief Executive Officer’s outstanding options to purchase 140,000 shares of common stock to $0.85, the fair market value at the date of the repricing. As a result of these actions, the Company recorded non-cash compensation expense during the year ended December 31, 2004 and 2003 of approximately $2.8 million and $0.1 million, respectively, and non-cash compensation contra-expense during the year ended December 31, 2002 of approximately $0.2 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock option activity under the various option plans is shown below:

	Weighted Average Exercise Prices	Number of Shares
Outstanding at January 1, 2002	$32.45	449,495
Granted	0.89	630,000
Forfeited	33.12	(153,005)
Exercised	1.30	(2,666)

Outstanding at December 31, 2002	10.91	923,824
Granted	1.02	235,000
Forfeited	19.38	(37,650)
Exercised	1.30	(4,367)

Outstanding at December 31, 2003	8.58	1,116,807
Granted	3.35	220,000
Forfeited	62.01	(28,081)
Exercised	0.88	(321,966)

Outstanding at December 31, 2004	$8.40	986,760

The following table summarizes weighted-average option price information:

Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
$ 0.85 – $ 0.85	310,000	7.22	$0.85	231,670	$0.85
$ 0.91 – $ 1.55	232,500	8.25	$1.02	75,836	$1.04
$ 1.80 – $ 4.50	205,000	8.95	$2.53	25,000	$1.80
$ 6.00 – $51.10	229,910	4.66	$27.82	189,910	$32.29
$72.50 – $95.00	9,350	4.50	$93.56	9,350	$93.56

	986,760	7.20	$8.40	531,766	$13.78

(16) Income Taxes

The difference between the statutory federal income tax rate and the Company’s effective tax rate for the years ended December 31, 2004 and 2003 is principally due to the Company incurring net operating losses for which no tax benefit was recorded.

For Federal income tax purposes, the Company has unused net operating loss carryforwards (“NOL”) of approximately $210.0 million expiring in 2008 through 2024, including various foreign subsidiaries, and a capital loss of approximately $85.5 million expiring in 2006 through 2009. As a result of various equity transactions, the Company may have experienced at least one “ownership change” as defined by Section 382 of the Internal Revenue Code (“Section 382”) since 1999. If the Company has experienced an ownership change as defined by Section 382, then the utilization of its net operating loss carryforwards is subject to a significant annual limitation in offsetting future taxable income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

	December 31,
	2004	2003
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$79,804	$76,487
Capital loss carryforwards	32,475	29,900
Impairment loss on investments in affiliates	9,639	11,455
Reserve for notes receivable from Motient	—	8,366
Other assets	1,035	605

Total gross deferred tax assets	122,953	126,813
Less valuation allowance	(122,953)	(126,813)

Total deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments.

Due to the Company’s operating losses, there is uncertainty surrounding whether the Company will ultimately realize its deferred tax assets. Accordingly, these assets have been fully reserved. During the year ended December 31, 2004, the valuation allowance decreased by approximately $3.9 million, and during the year ended December 31, 2003, the valuation allowance increased by approximately $4.0 million. Of the total valuation allowance of $123.0 million, subsequently recognized tax benefits, if any, in the amount of approximately $7.4 million will be applied directly to contributed capital. This amount relates to the tax effect of employee stock option deductions included in the Company’s net operating loss carryforward.

Due to changes in the Federal tax code, the Company received a refund of approximately $0.4 million during the year ended December 31, 2002 relating to alternate minimum tax paid in 1998.

(17) Related Party Transactions

During the year ended December 31, 2004 and from the August 25, 2003 acquisition through December 31, 2003, ESP recognized revenues totaling approximately $0.6 million and $0.3 million, respectively, for certain services provided to Navigauge and the MSV Joint Venture.

In May 2002, the Company acquired ownership interests in Miraxis (see Note 4(d)). Prior to joining the Company, the Company’s Chief Executive Officer and President served as President of Miraxis, a position he continues to hold. The Company’s Chief Executive Officer and President currently holds shares, options and warrants of Miraxis representing approximately 1% of the outstanding ownership interests.

Miraxis License Holdings, LLC (“MLH”), an entity unaffiliated with Miraxis, other than as described herein, holds the rights to certain orbital slots, one of which Miraxis has the ability to use so long as it implements its business plan. Miraxis issued 10% of its outstanding common equity on a fully diluted basis to MLH as partial consideration for access to that slot. In addition, Miraxis expects to pay certain royalties to MLH for use of the slot should it ever launch satellites. Prior to becoming affiliated with the Company, its Chief

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Executive Officer and President acquired a 2% interest in MLH. In addition, prior to the Company acquiring an interest in Miraxis, an affiliate of the Company’s preferred stockholders acquired an approximate 70% interest in MLH.

During 2002, in accordance with the terms of the Investment Agreement, dated April 2, 2002, and the Amended and Restated Purchase Agreement, dated June 4, 1999, each between the Company and the Apollo Stockholders, the Company paid approximately $0.2 million for professional fees resulting from the Company’s rights offering and approximately $0.9 million for certain professional fees substantially associated with the class action lawsuit and other indemnified legal actions, all of which were incurred by the Apollo Stockholders.

From time to time, the Company designates certain of its directors and officers to serve on the Board of Directors of an affiliate, including the MSV Joint Venture and TerreStar. To the extent such affiliate grants or has granted options to members of its Board of Directors, the Company designees on such Board receives similar grants for their service.

(18) Contingencies and Commitments

Leases

The Company has non-cancelable operating leases, primarily related to the rental of facilities by Rare Medium, Inc., which is one of the Company’s discontinued operating subsidiaries. Future minimum payments, by year and in the aggregate, under operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2004 (in thousands):

Year Ending December 31:
2005	$1,340
2006	27
2007	—
2008	—
2009	—
Thereafter	—

Total minimum lease payments	$1,367

Of the total commitment, approximately $0.2 million in 2005 and $27,000 in 2006 relate to leases for the Company’s continuing operations. Also included in the total commitment is approximately $0.8 million, net of secured letters of credit, which is guaranteed by the Company (see Note 14). Excluded from total commitments is $1.8 million, net of secured letters of credit issued by the assignee, relating to leases that have been assigned and require no future payments by the Company or its subsidiaries unless there is a default by the party to which the respective lease has been assigned. Rare Medium, Inc. is holding funds in a certificate of deposit which is maintained under an agreement to assure future credit availability relating to one of these leases. As of December 31, 2004 and 2003, these restricted funds amounted to approximately $0.3 million which is included in cash and cash equivalents.

Total expense under operating leases amounted to $0.3 million, $0.2 million and $0.1 million for 2004, 2003 and 2002, respectively.

Employment Agreements

The Company is a party to an amended and restated employment agreement with its Chief Executive Officer and President. The term of the agreement is from January 1, 2004 to December 31, 2005 and calls for a base salary of $300,000 per year. Annual increases are at the sole discretion of the compensation committee of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s board of directors. In addition, the officer is eligible, based upon the achievement of certain subjective goals established by the compensation committee, to receive a target bonus of up to 75% of his base salary following the end of each calendar year during the term of the agreement.

The Company is party to employment agreements with two of its other executive officers. Under one agreement, if, either (i) after 90 days following a change in control of the Company, the executive terminates his employment or (ii) the executive is terminated for other than “cause” as such term is defined in his agreement, then the executive is entitled to receive severance compensation in a lump sum payment consisting of one year of his current salary and the right to exercise all vested stock options and unvested stock options through the option expiration date for such options. The other agreement provides that the executive is entitled to a lump sum payment consisting of six months of his then current salary if his terminated for other than “for cause,” as such term is defined in his agreement.

Litigation

On November 19, 2001, five of the Company’s former shareholders filed a complaint against the Company, certain of its subsidiaries and certain of the then current and former officers and directors in the United States District Court for the Southern District of New York, Dovitz v. Rare Medium Group, Inc. et al., No. 01 Civ. 10196. Plaintiffs became owners of restricted Company stock when they sold the company that they owned to the Company. Plaintiffs assert the following four claims against defendants: (1) common-law fraud; (2) violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder; (3) violation of the Michigan Securities Act; and (4) breach of fiduciary duty. These claims arise out of alleged representations by defendants to induce plaintiffs to enter into the transaction. The complaint sought compensatory damages of approximately $5.6 million, exemplary and/or punitive damages in the same amount, as well as attorney fees. On January 25, 2002, the Company filed a motion to dismiss the complaint in its entirety. On June 3, 2002, the Court dismissed the matter without prejudice. On or about July 17, 2002, the plaintiffs filed an amended complaint asserting similar causes of action to those asserted in the original complaint. On September 12, 2002, the Company filed a motion to dismiss the amended complaint. On March 7, 2003, the Court denied the motion to dismiss, and discovery commenced. Following the completion of discovery, the Company filed a motion for summary judgment on July 30, 2004. Plaintiffs opposed the motion (the “Plaintiffs’ Opposition”), and the Company responded.

On September 14, 2004 and again on November 1, 2004, the Company notified the plaintiffs that, upon a final adjudication of the matter, it intended to seek sanctions pursuant to Rule 11 of the Federal Rules of Civil Procedure, based upon what were believed to be numerous falsehoods contained in the plaintiffs’ complaint and various other filings in the case, including the Plaintiffs’ Opposition. In response, on November 12, 2004, the plaintiffs withdrew certain of the assertions contained in Plaintiffs’ Opposition. The Company then filed the motion for sanctions (the “Sanctions Motion”) against the plaintiffs seeking attorney’s fees and expenses incurred in connection with the action. The plaintiffs opposed the sanctions motion on December 17, 2004 and the Company replied. On January 13, 2005, the case was dismissed by the Court with prejudice, subject to reinstatement by either party within 30 days of the order, in light of an agreement in principle to resolve the matter. On February 11, 2005, the parties executed a settlement agreement pursuant to which all parties denied liability relating to all matters, including but not limited to the original complaint and the Sanctions Motion, exchanged mutual releases, and the Company agreed to transfer to the plaintiffs an indirect nominal interest in a former subsidiary of the Company. The Company did not recognize a charge in connection with this settlement as the interest in the former subsidiary had no carrying value on the accompanying consolidated balance sheets.

The Company and certain of its subsidiaries (along with the Engelhard Corporation) are parties to an arbitration relating to certain agreements that existed between or among the claimant and ICC Technologies, Inc., the Company’s former name, and the Engelhard/ICC (“E/ICC”) joint venture arising from the desiccant air

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

conditioning business that the Company and its subsidiaries sold in 1998. The claimant has sought $8.5 million for (1) its alleged out of pocket losses in investing in certain of E/ICC’s technology; (2) unjust enrichment resulting from the reorganization of E/ICC in 1998; and (3) lost profits arising from the fact that it was allegedly forced to leave the air conditioning business when the E/ICC joint venture was dissolved. The Company intends to vigorously dispute this action.

In August 2003, a former employee of the Company’s discontinued services subsidiary, filed a putative class action against Rare Medium, Inc. and the Company, and certain other former subsidiaries that were merged into Rare Medium, Inc., in Los Angeles County Superior Court captioned Joe Robuck, individually and on behalf of all similarly situated individuals v. Rare Medium Group, Inc., Rare Medium L.A., Inc., Rare Medium, Inc., and Rare Medium Dallas, Inc., Los Angeles County Superior Court Case No. BC300310. The plaintiff filed the action as a putative class action and putative representative action asserting that: (i) certain payments were purportedly due and went unpaid for overtime for employees with five job titles; (ii) certain related violations of California’s overtime statute were committed when these employees were not paid such allegedly due and unpaid overtime at the time of their termination; and (iii) certain related alleged violations of California’s unfair competition statute were committed. Plaintiff seeks to recover for himself and all of the putative class, alleged unpaid overtime, waiting time penalties (which can be up to 30 days’ pay for each person not paid all wages due at the time of termination), interest, attorneys’ fees, costs and disgorgement of profits garnered as a result of the alleged failure to pay overtime. The plaintiff has served discovery requests and all of the defendants have submitted objections and do not intend to provide substantive responses until the Court determines whether the plaintiff must arbitrate his individual claims. In February 2005, the Company and Rare Medium, Inc. reached an agreement in principle with the plaintiff pursuant to which the class action will be dismissed without prejudice. As part of the agreement, the Company and Rare Medium, Inc. will receive releases from certain individuals and the certain individuals will each receive an immaterial settlement payment. Should the settlement agreement not be finalized, the Company and Rare Medium, Inc. intend to vigorously dispute this action.

Though it intends to continue to vigorously contest each of the aforementioned cases to the extent not settled, the Company is unable to predict their respective outcomes, or reasonably estimate a range of possible losses, if any, given the current status of these cases. Additionally, from time to time, the Company is subject to litigation in the normal course of business. The Company is of the opinion that, based on information presently available, the resolution of any such additional legal matters will not have a material adverse effect on the Company’s financial position or results of its operations.

(19) Subsequent Events

The terms of the Company’s Series A Preferred stock provide for dividends of 4.65% of the then current face value to be paid quarterly in arrears. The payment of approximately $1.4 million, for the three months ended December 31, 2004, was declared by the Company’s board of directors and paid on January 13, 2005 and is reflected in the accompanying consolidated financial statements in the carrying amount of the Series A Preferred Stock and in net loss attributable to common stockholders.

On April 22, 2005, the Company completed its acquisition of 50% of the equity interests of HNS LLC from HNSI, a wholly owned subsidiary of DIRECTV, for $50.0 million in cash and 300,000 shares of the Company’s common stock. The acquisition occurred pursuant to an agreement among the Company, DIRECTV, HNSI and HNS LLC, dated December 3, 2004, as amended. Immediately prior to the acquisition, HNSI contributed substantially all of the assets and certain liabilities of its very small aperture terminal, mobile satellite and carrier businesses, as well as the certain portions of its SPACEWAY Ka-band satellite communications platform that is under development, to HNS LLC, which at the time was a wholly-owned subsidiary of HNSI. In consideration for the contribution of assets by HNSI, HNS LLC paid HNSI $190.7 million of cash. This payment represents the $201.0 million stated in the agreement less an estimated purchase price adjustment of $10.3 million, which is

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subject to further adjustment depending principally upon the closing value of HNS LLC’s working capital (as defined in the agreement). On July 21, 2005, DIRECTV submitted its proposed final working capital statement asserting that it was entitled to a $12.0 million payment from HNS LLC. On October 21, 2005, HNS LLC notified DIRECTV of its objection to the proposed final working capital statement and asserted that an additional payment of $19.7 million was due from DIRECTV to HNS LLC. Under the terms of the agreement, if the parties are unable to resolve the dispute, it will be referred to an independent accounting firm for binding resolution.

Concurrent with the acquisition, HNS LLC incurred $325.0 million of term indebtedness and obtained a $50.0 million revolving credit facility. The Company and HNSI have each granted a security interest in their respective equity interest in HNS LLC to secure the obligations of HNS LLC under the term indebtedness. Following the acquisition, the Company serves as the managing member of HNS LLC. The Company will account for its interest in HNS LLC under the equity method in accordance with FIN 46R, as HNS LLC is a variable interest entity as defined in FIN 46R and the Company is not the primary beneficiary, as defined in FIN 46R.

On May 11, 2005, TerreStar raised $200.0 million in cash by selling common stock to Motient at a purchase price of $24.42 per share (the “TerreStar Private Placement”), raising Motient’s ownership of TerreStar to approximately 61% on an undiluted basis (see Note 3). In connection with the TerreStar Private Placement, the TerreStar Rights were exchanged for shares of TerreStar common stock. Following these transactions, the Company’s MSV Investors Subsidiary owns 5,303,315 shares of TerreStar common stock, or approximately 17% of TerreStar on an undiluted basis, and will account for its interest in TerreStar under the cost method.

On September 22, 2005, the Company announced a plan to separate into two publicly owned companies: the Company, which would solely hold its current stake in each of the MSV Joint Venture and TerreStar; and a newly formed subsidiary (“Holdings”) that would own all of the Company’s other assets, including its managing interest in HNS LLC. This proposed separation would be accomplished by a special dividend distribution of shares of Holdings to the Company’s stockholders. The Company also announced that it had executed a non-binding letter of intent with Motient and TMI Communications and Company, among others, that would result in the consolidation of the ownership of the MSV Joint Venture and TerreStar into Motient. This consolidation would include the merger of the Company, following the special dividend distribution, into Motient, in a tax-free stock-for-stock merger.

On November 10, 2005, the Company, through Holdings, entered into an agreement with DIRECTV to acquire the remaining 50% of the Class A membership interests of HNS LLC for $100.0 million in cash. To finance the transaction, Holdings has received a commitment for $100.0 million of short-term debt financing from certain of the Apollo Stockholders. Concurrent with the special dividend distribution of shares of Holdings to the Company’s shareholders, the Company expects that Holdings will conduct a rights offering to its stockholders in order to repay the short-term debt financing provided by such Apollo Stockholders. In connection with such rights offering, such Apollo Stockholders have agreed to subscribe for the maximum number of shares of common stock allocated to them, including the exercise of pro rata over-subscription rights. The exercise by such Apollo Stockholders of their rights would occur by converting the outstanding amounts due under the note into a number of shares of Holdings’ common stock at the subscription price in the rights offering. The unconverted principal and interest obligations under the note would be repaid in cash immediately following the consummation of the rights offering. The closing of the acquisition is expected in the first quarter of 2006 and is subject to regulatory approvals, receipt of the short-term financing from such Apollo Stockholders and customary closing conditions. Pursuant to the acquisition agreement, HNS LLC and DIRECTV agreed to resolve the purchase price adjustment related to the April 2005 transactions with HNS LLC paying DIRECTV $10.0 million at closing.

SKYTERRA COMMUNICATIONS, INC.

Schedule II—Valuation and Qualifying Accounts

Deductions—Descriptions	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions		Balance at End of Year
Reserves and allowances deducted from asset accounts:

Allowances for uncollectible accounts receivable

Year ended December 31, 2002	$649,961	—	—	$(649,961)		—
Year ended December 31, 2003	—	$43,672	—	—		$43,672
Year ended December 31, 2004	$43,672	$38,093	—	$(3,915)		$77,850

Allowances for uncollectible notes receivable

Year ended December 31, 2002	$26,956,853	$1,160,774	—	$(7,956,853)		$20,160,774
Year ended December 31, 2003	$20,160,774	$1,855,292	—	—		$22,016,066
Year ended December 31, 2004	$22,016,066	—	—	$(22,016,066	)(1)	—

(1)	Relates to adjustment to reserve for note receivable from Motient Corporation as a result of repayment of amounts owed thereunder.

SKYTERRA COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

(unaudited)

	September 30, 2005	December 31, 2004
Assets
Current assets:
Cash and cash equivalents	$23,231	$34,759
Short-term investments	10,498	59,748

Total cash, cash equivalents and short-term investments	33,729	94,507
Accounts receivable, net	69	29
Prepaid expenses	87	452
Investments in affiliates	918	650
Deferred transaction costs	—	4,989
Other current assets	504	399

Total current assets	35,307	101,026

Investment in Hughes Network Systems, LLC	68,047	—
Investment in Mobile Satellite Ventures LP	44,411	50,098
Investments in affiliates	1,631	2,711
Restricted cash	3,060	—
Property and equipment, net	69	605
Other assets	120	130

Total assets	$152,645	$154,570

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,714	$2,210
Accrued liabilities	1,595	8,281
Short-term borrowing	228	—
Deferred revenue	—	21

Total current liabilities	4,537	10,512

Commitments and contingencies

Minority interest	8,808	9,974

Series A Redeemable Convertible Preferred Stock, $.01 par value, net of unamortized discount of $29,293 and $32,589, respectively	92,002	88,706

Stockholders’ equity:
Preferred stock, $.01 par value. Authorized 10,000,000 shares; issued 1,199,007 shares as Series A Redeemable Convertible Preferred Stock at September 30, 2005 and December 31, 2004	—	—
Common stock, $.01 par value. Authorized 200,000,000 shares; issued and outstanding 8,717,309 shares at September 30, 2005 and 8,384,809 shares at December 31, 2004	87	84
Non-voting common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 8,990,212 shares at each of September 30, 2005 and December 31, 2004	90	90
Additional paid-in capital	475,736	475,827
Accumulated other comprehensive income (loss)	349	(3)
Accumulated deficit	(428,964)	(430,620)

Total stockholders’ equity	47,298	45,378

Total liabilities and stockholders’ equity	$152,645	$154,570

See accompanying notes to condensed consolidated financial statements.

SKYTERRA COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)

(unaudited)

	Nine Months Ended September 30,
	2005	2004
Revenues	$661	$1,778
Cost of revenues	445	1,735

Gross profit	216	43
Expenses:
Selling, general and administrative	6,629	6,372
Depreciation and amortization	115	95
Impairment charge	421	—

Total expenses	7,165	6,467

Loss from operations	(6,949)	(6,424)
Interest income, net	1,131	9,490
Equity in earnings of Hughes Network Systems, LLC	12,887	—
Equity in loss of Mobile Satellite Ventures LP	(7,519)	—
Gain (Loss) on investments in affiliates	(1,211)	(972)
Other income (expense), net	941	20,841
Minority interest	1,531	(631)

Income (loss) from continuing operations	811	22,304
Gain from wind-down of discontinued operations	845	—

Net income (loss)	1,656	22,304
Cumulative dividends and accretion of convertible preferred stock to liquidation value	(7,477)	(7,426)

Net income (loss) attributable to common stockholders	$(5,821)	$14,878

Basic earnings (loss) per common share:
Continuing operations	$(0.38)	$0.99
Discontinued operations	0.05	—

Net earnings (loss) per common share	$(0.33)	$0.99

Diluted earnings (loss) per common share:
Continuing operations	$(0.38)	$0.95
Discontinued operations	0.05	—

Net earnings (loss) per common share	$(0.33)	$0.95

Weighted average common shares outstanding:
Basic	17,581,661	15,062,714

Diluted	17,581,661	15,713,479

See accompanying notes to condensed consolidated financial statements.

SKYTERRA COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2005	2004
Cash flows from operating activities:
Net income	$1,656	$22,304
Adjustments to reconcile net income to net cash used in operating activities:
Gain from adjustment to reserve for note receivable and accrued interest from Motient Corporation	—	(22,516)
Gain from discontinued operations	(845)	—
Depreciation and amortization	115	95
Impairment charge	421	—
Equity in earnings of Hughes Network Systems, LLC	(12,887)	—
Equity in loss of Mobile Satellite Ventures LP	7,519	—
Loss on investments in affiliates	1,211	972
Minority interest	(1,531)	631
Gain on sale of property and equipment	(19)	—
Non-cash compensation expense	736	935
Non-cash charge for issuance of warrants by consolidated subsidiary	56	392
Changes in assets and liabilities:
Accounts receivable, net	(40)	88
Prepaid expenses, deferred transaction costs and other assets	5,251	(836)
Accounts payable, accrued and other liabilities	(5,014)	(1,183)
Deferred revenue	(21)	(37)

Net cash (used in) provided by continuing operations	(3,392)	845
Net cash used in discontinued operations	(433)	(9)

Net cash (used in) provided by operating activities	(3,825)	836

Cash flows from investing activities:
Purchase interest in Hughes Network Systems, LLC	(50,000)	—
Sales and maturities of short-term investments	61,477	22,149
Purchases of short-term investments	(12,226)	(46,043)
Restricted cash	(3,060)	—
Repayments of notes receivable	—	21,500
Cash paid for investments in affiliates	(562)	(1,422)
Sales of investments in affiliates	517	—
Sales of property and equipment	74	—
Purchases of property and equipment	(61)	(603)
Cash paid for acquisitions, net of cash acquired and acquisition costs	—	(105)

Net cash used in investing activities	(3,841)	(4,524)

Cash flows from financing activities:
Payment of dividend on preferred stock	(4,182)	—
Proceeds from short-term borrowings	229	—
Proceeds from issuance of common stock in connection with the exercise of options	80	17
Repurchase of common stock of consolidated subsidiary	(4)	—

Net cash (used in) provided by financing activities	(3,877)	17
Effect of exchange rate changes on cash and cash equivalents	15	4

Net decrease in cash and cash equivalents	(11,528)	(3,667)
Cash and cash equivalents, beginning of period	34,759	9,897

Cash and cash equivalents, end of period	$23,231	$6,230

See accompanying notes to condensed consolidated financial statements.

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(1) Description of the Business

SkyTerra Communications, Inc. (the “Company”) operates its business through a group of complementary companies in the telecommunications industry. These companies include: (i) Hughes Network Systems, LLC (“HNS”), a leading provider of broadband satellite networks and services to the enterprise market and satellite Internet access to the North American consumer market; (ii) the Mobile Satellite Venture, L.P. joint venture (“MSV Joint Venture”), a joint venture which provides mobile digital voice and data communications services via satellite; (iii) Electronic System Products, Inc. (“ESP”), formerly a product development and engineering services firm which is currently focusing on maximizing the license revenues from its intellectual property portfolio and (iv) AfriHUB, LLC (“AfriHUB”), an early stage company that provides a limited amount of satellite based Internet access and domestic and international calling services through exclusive partnerships with certain Nigerian based universities while it actively pursues opportunities to provide technical training in the Nigerian market. The Company completed its acquisition of 50% of the equity interests of HNS in April 2005 and serves as its managing member.

The Company is headquartered in New York, New York.

(2) Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments, consisting only of those of a normal recurring nature, necessary for a fair presentation of the Company’s financial position, results of operations and cash flows at the dates and for the periods indicated. While the Company believes that disclosures presented are adequate to make the information not misleading, these condensed consolidated financial statements should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2004 which are contained in the Company’s Annual Report on Form 10-K/A (Amendment No. 1) filed with the Securities and Exchange Commission. The results of the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year. Certain prior year amounts in the accompanying condensed consolidated financial statements have been reclassified to conform to the current year’s presentation.

(3) Proposed Distribution and Merger

On September 22, 2005, the Company announced a plan to separate into two publicly owned companies: the Company, which would solely hold its current stake in each of the MSV Joint Venture and TerreStar; and SkyTerra Holdings, Inc. (“Holdings”), a newly formed entity that would own all of the Company’s other assets, including its managing interest in HNS. This proposed separation would be accomplished by (i) the contribution of all of the Company’s assets other than its stake in each of the MSV Joint Venture and TerreStar to Holdings and (ii) a special dividend distribution of the common stock of Holdings to the Company’s stockholders. The Company also announced that it had executed a non-binding letter of intent with Motient and TMI Communications and Company, among others, that would result in the consolidation of the ownership of the MSV Joint Venture and TerreStar into Motient. This consolidation would include the merger of the Company, following the special dividend distribution, into Motient, in a tax-free stock-for-stock merger. The special dividend distribution and the consummation of the merger are subject to, among other things, definitive documentation, filing of the appropriate registration statements with the Securities and Exchange Commission and the requisite final approvals from the Company’s board of directors.

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(4) Interest in the MSV Joint Venture

MSV Joint Venture

The Company’s 80% owned MSV Investors, LLC subsidiary (the “MSV Investors Subsidiary”) owns approximately 23% of the limited partnership interests (on an undiluted basis) of the MSV Joint Venture, a joint venture that also includes TMI Communications, Inc. (“TMI”), Motient Corporation (“Motient”) and certain other investors (the “Other MSV Investors”). The Company accounts for its interest in the MSV Joint Venture under the equity method and, accordingly, records its proportionate share of the net loss of the MSV Joint Venture, subject to certain adjustments. These adjustments relate primarily to the amortization of the excess of the Company’s carrying amount over its proportionate share of the MSV Joint Venture’s net assets on the date of conversion. This excess is being amortized over the remaining useful life of certain MSV Joint Venture long-lived assets on a straight line basis. As of September 30, 2005, the Company’s book investment exceeded its proportionate share of the MSV Joint Venture’s net assets by approximately $1.5 million.

The following table presents summarized consolidated financial information for the MSV Joint Venture for the periods indicated. Certain reclassifications have been made to the MSV Joint Venture’s consolidated balance sheet information as of December 31, 2004 and consolidated statement of operation information for the nine months ended September 30, 2005 to reflect TerreStar Networks, Inc. (“TerreStar”) as a discontinued operation which resulted from the exchange of the TerreStar Rights as discussed below.

	September 30, 2005	December 31, 2004
	(in thousands)
Consolidated balance sheet information:
Current assets	$120,711	$139,978
Noncurrent assets	101,508	106,245
Current liabilities	12,082	11,772
Noncurrent liabilities	22,288	21,386
Minority interest	—	101
Partners’ equity	187,849	212,964

	Nine Months Ended September 30, 2005
	(in thousands)
Consolidated statement of operations:
Revenues	$22,554
Loss from continuing operations	(29,351)
Net loss	(33,414)

The MSV Investors Subsidiary and the other partners of the MSV Joint Venture have agreed that the acquisition or disposition by the MSV Joint Venture of its assets, certain acquisitions or dispositions of a limited partner’s interest in the MSV Joint Venture, subsequent investment into the MSV Joint Venture by any person, and any merger or other business combination of the MSV Joint Venture, are subject to the control restrictions contained in the Amended and Restated Limited Partnership Agreement, the Amended and Restated Stockholders Agreement and the Voting Agreement. The control restrictions include, but are not limited to, rights of first refusal, tag along rights and drag along rights. Many of these actions, among others, cannot occur without the consent of the majority of the ownership interests of the MSV Joint Venture. In addition, pursuant to the Voting Agreement, the MSV Investors Subsidiary and two of the three other joint venture partner groups have

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

agreed that three of the four joint venture partner groups must consent to certain transactions involving the MSV Joint Venture or the partners or none of the parties to the Voting Agreement will support such actions, including permitting any partner to acquire control of the MSV Joint Venture.

TerreStar Networks

TerreStar was formed by the MSV Joint Venture to develop business opportunities related to the proposed receipt of certain licenses in the 2 GHz band. In December 2004, the MSV Joint Venture issued rights (the “TerreStar Rights”) to receive all of the shares of common stock of TerreStar, then a wholly-owned subsidiary of the MSV Joint Venture, to the limited partners of the MSV Joint Venture, pro rata in accordance with each limited partner’s percentage ownership. The TerreStar Rights were to automatically be exchanged for shares of TerreStar common stock on May 20, 2005. In connection with the distribution of the TerreStar Rights, TerreStar issued warrants to purchase shares of its common stock representing 3% of the outstanding equity for an exercise price of $0.21 per share to certain of the Other MSV Investors. These warrants were exercised in March 2005. On May 11, 2005, the TerreStar Rights were exchanged for shares of TerreStar common stock in connection with the sale by TerreStar of $200.0 million of its common stock to Motient at a purchase price of $24.42 per share (the “TerreStar Private Placement”), increasing Motient’s ownership of TerreStar to approximately 61% on an undiluted basis. Following these transactions, the Company’s MSV Investors Subsidiary owns 5,303,315 shares of TerreStar common stock, or approximately 17% of TerreStar on an undiluted basis, and is accounting for its interest in TerreStar under the cost method. In accordance with Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions,” the Company’s carrying value for its interest in TerreStar is based on its pro rata share of the MSV Joint Venture’s carrying value for TerreStar before the distribution. As the MSV Joint Venture had no carrying value for its interest in TerreStar, the Company has not recorded any carrying value for its interest in TerreStar on the accompanying condensed consolidated balance sheets.

In connection with the TerreStar Private Placement, the minority shareholders of TerreStar, including the Company’s MSV Investors Subsidiary, TMI and the Other MSV Investors, entered into certain agreements with TerreStar and Motient providing the MSV Investors Subsidiary (and the other minority shareholders) with certain protections, including tag along rights, pre-emptive rights and representation on the TerreStar Board of Directors. In addition, the TerreStar shares held by the minority shareholders, including the MSV Investors Subsidiary, under certain conditions, may be subject to drag along rights of Motient. In connection with the TerreStar Private Placement, the MSV Joint Venture licensed TerreStar certain intellectual property and agreed to provide TerreStar with certain services. Also, in connection with the transaction, Motient agreed, subject to satisfaction of certain conditions, to waive certain rights in order to facilitate a transaction in which one of the minority shareholders in TerreStar who also holds interests in the MSV Joint Venture acquires all of the interests in the MSV Joint Venture held by the other minority shareholders in TerreStar, resulting in control of the MSV Joint Venture being held by such party. The minority shareholders have not agreed to such a transaction or committed to consummate such a transaction. As described in Note 3, on September 22, 2005, the Company, Motient, TMI Communications and Company and the Other MSV Investors executed a non-binding letter of intent that would result in the consolidation of the MSV Joint Venture and TerreStar into Motient. If that transaction is consummated, an agreement with the other minority shareholders of TerreStar would not occur. There can be no assurance that the agreement with Motient will be consummated or, in the alternative, that any discussions among the minority shareholders in TerreStar to consolidate their interests in the MSV Joint Venture and TerreStar will take place or otherwise result in a definitive binding agreement.

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(5) Interest in Hughes Network Systems

In April 2005, the Company completed its acquisition of 50% of the Class A membership interests of HNS from DTV Network Systems, Inc. (formerly known as Hughes Network Systems, Inc., “DTV”), a wholly owned subsidiary of The DIRECTV Group, Inc. (“DIRECTV”), for $50.0 million in cash and 300,000 shares of the Company’s common stock. The acquisition occurred pursuant to an agreement among the Company, DIRECTV, DTV and HNS, dated December 3, 2004, as amended. Immediately prior to the acquisition, DTV contributed substantially all of the assets and certain liabilities of its very small aperture terminal, mobile satellite and carrier businesses, as well as the certain portions of its SPACEWAY Ka-band satellite communications platform that is under development, to HNS, which at the time was a wholly-owned subsidiary of DTV. In consideration for the contribution of assets by DTV, HNS paid DTV $190.7 million of cash. This payment represents the $201.0 million stated in the agreement less an estimated purchase price adjustment of $10.3 million, which is subject to further adjustment depending principally upon the closing value of HNS’ working capital (as defined in the agreement). On July 21, 2005, DTV submitted its proposed final working capital statement asserting that it was entitled to a $12.0 million payment from HNS. On October 21, 2005, HNS notified DTV of its objection to the proposed final working capital statement and asserted that an additional payment of $19.7 million was due from DTV to HNS. On November 10, 2005, HNS and DTV agreed that HNS would pay DTV $10.0 million to resolve the dispute if Holdings closes on the acquisition of the remaining 50% of the Class A membership interest of HNS that the Company does not currently own (as described further below). If the acquisition of the remaining 50% of the Class A membership interests does not close and the parties are otherwise unable to resolve the dispute, it will be referred to an independent accounting firm for binding resolution.

Concurrent with the acquisition, HNS incurred $325.0 million of term indebtedness and obtained a $50.0 million revolving credit facility. The Company and DTV have each pledged their respective membership interests of HNS to secure the obligations of HNS under the term indebtedness. The indebtedness is otherwise non-recourse to the Company or DTV. Following the acquisition, the Company serves as the managing member of HNS.

The HNS limited liability agreement allows for the issuance of Class B membership interests which are entitled to receive a pro rata share of any capital gains upon, among other things, a sale of HNS. In April 2005, Class B membership interests were issued to certain members of HNS’ senior management and the Company’s chief executive officer and president entitling the holders to approximately 4% of any capital gains resulting from a qualifying transaction. These Class B membership interests are subject to certain vesting requirements, with 50% of the Class B membership interests subject to time vesting over five years and the other 50% vesting based upon certain performance milestones. Following the contribution of the Company’s Class A membership interests to Holdings and closing of acquisition of the remaining 50% of the outstanding Class A membership interests, then one year following such a transaction, at the holders’ election, vested Class B membership interests could be exchanged for common stock of the Holdings. The number of shares of the Holdings’ common stock to be issued upon such exchange would be based upon the fair market value of such vested Class B membership interest divided by the value of the Holdings’ common stock at the time of such exchange. The issuance of such shares of Holdings common stock is subject to the authorization of the board of directors of Holdings and compliance with applicable securities laws.

In addition, in July 2005, HNS adopted an incentive plan pursuant to which bonus units representing up to approximately 4% of the increase in the value of HNS are available for grant to its employees. The bonus units provide for time vesting over five years subject to a participant’s continued employment with HNS and reflect a right to receive a cash payment upon a change of control of HNS (but excluding the acquisition by the Company of the remaining 50% of the outstanding Class A membership interests) or a sale of substantially all of the assets

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

of HNS. Pursuant to the plan, if the Company acquires the remaining 50% of the outstanding Class A membership interests and a participant in the plan is still employed by HNS at such time, then the participant’s vested bonus units would be exchanged for common stock of the Company. Following the contribution of the Company’s Class A membership interests to Holdings, Holdings will succeed to the obligations of the Company under the plan. As such, the number of shares of Holdings’ common stock to be issued upon such exchange would be based upon the fair market value of such vested bonus unit divided by the value of Holdings’ common stock at the time of the exchange. The issuance of such shares of Holdings common stock is subject to the authorization of the board of directors of Holdings and compliance with applicable securities laws.

On November 10, 2005, the Company, through Holdings, entered into an agreement with DTV to acquire the remaining 50% of the Class A membership interests of HNS for $100.0 million in cash. To finance the transaction, Holdings has received a commitment for $100.0 million of short-term debt financing from Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. (together, “Apollo”). Concurrent with the special dividend distribution of the common stock of Holdings to the Company’s stockholders, the Company expects that Holdings will conduct a rights offering to its stockholders in order to repay the short-term debt financing provided by Apollo. In connection with such rights offering, Apollo has agreed to subscribe for the maximum number of shares of common stock allocated to it, including the exercise of pro rata over-subscription rights. The exercise by Apollo of its rights would occur by converting the outstanding amounts due under the short-term debt financing into shares of common stock of Holdings at the subscription price in the rights offering. The unconverted principal and interest obligations under the short-term debt financing would be repaid immediately following the consummation of the rights offering. The closing of the acquisition of the remaining 50% of the Class A membership interests of HNS is expected in the first quarter of 2006 and is subject to regulatory approvals, receipt of the short-term debt financing from Apollo and customary closing conditions. Following closing, Holdings will pledge its Class A membership interests of HNS to secure the obligations of HNS under the term indebtedness.

The Company currently accounts for its interest in HNS under the equity method in accordance with Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”), as HNS is a variable interest entity as defined in FIN 46R and the Company is not the primary beneficiary as defined in FIN 46R. Accordingly, the Company records its proportionate share of the net income of HNS, subject to certain adjustments. These adjustments relate primarily to the amortization of the excess the Company’s proportionate share of HNS’ net assets over the Company’s carrying amount on the date of acquisition. This excess is being amortized over the remaining useful life of certain HNS long-lived assets on a straight line basis. As of September 30, 2005, the Company’s proportionate share of HNS’ net assets exceeded its book investment by approximately $6.7 million.

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The following table presents summarized consolidated financial information for HNS for the periods indicated:

September 30, 2005
(in thousands)
Consolidated balance sheet information:
Current assets	$446,656
Noncurrent assets	274,977
Current liabilities	202,021
Noncurrent liabilities	365,706
Minority interest	6,052
Owners’ equity	147,854

April 23, 2005 to September 30, 2005
(in thousands)
Consolidated statement of operations:
Revenues	$355,337
Income from operations	36,421
Net income	24,628

As of December 31, 2004, the Company had incurred approximately $5.0 million of transaction costs, including legal, accounting and other costs directly related to the transaction. These costs are included in deferred transaction costs on the accompanying condensed consolidated balance sheet as of December 31, 2004. At closing of the acquisition, HNS either paid these costs directly or reimbursed the Company for amounts paid by the Company.

(6) Variable Interest Entities

(a) Interest in Navigauge

As of September 30, 2005, the Company owned approximately 39% of the outstanding equity interests of Navigauge, Inc. (“Navigauge”) on an undiluted basis. Navigauge is a privately held media and marketing research firm that intended to collect data on in-car radio usage and driving habits of consumers and intends to market the aggregate data to radio broadcasters, advertisers and advertising agencies in the United States. From January 2005 through June 2005, the Company purchased additional short-term promissory notes from Navigauge with an aggregate principal amount of approximately $0.6 million. As of September 30, 2005, the Company holds short-term promissory notes from Navigauge with an aggregate principal amount of approximately $1.1 million. Following the impairment discussed below, the short-term promissory notes have no carrying value on the accompanying condensed consolidated balance sheets.

Although Navigauge is a variable interest entity as defined in FIN 46R, the Company is not the primary beneficiary as defined in FIN 46R. Accordingly, prior to the impairment discussed below, this investment was included in investments in affiliates on the accompanying condensed consolidated balance sheets and was being accounted for under the equity method with the Company’s share of Navigauge’s loss being recorded in loss on investments in affiliates on the accompanying condensed consolidated statements of operations. For the nine months ended September 30, 2005 and 2004, the Company’s share of Navigauge’s loss was $0.3 million and $1.0 million, respectively.

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

As Navigauge was unsuccessful in raising the capital necessary to expand its service beyond the Atlanta market and in light of its prospects, during the nine months ended September 30, 2005, the Company recognized a loss of approximately $1.3 million relating to the impairment of the aggregate remaining carrying amount of its equity interest in Navigauge and the short-term promissory notes. This loss is included in loss on investments in affiliates on the accompanying condensed consolidated statements of operations. In July 2005, Navigauge entered into a non-binding letter of intent to sell substantially all of its assets. The sale of the assets was subject to, among other things, completion of the buyer’s due diligence and negotiation and execution of definitive documentation satisfactory to the parties. In September 2005, the negotiations pursuant to the letter of intent were terminated. Navigauge is pursuing other options with respect to maximizing value from its intellectual property.

(b) Interest in Miraxis

As of September 30, 2005, the Company owned approximately 40% of the ownership interests of Miraxis on an undiluted basis. Miraxis is a development stage company that has access to a Ka-band license so long as it implements its business plan to provide satellite based multi-channel, broadband data and video services in North America. The Company’s President and Chief Executive Officer holds an approximate 1% interest in Miraxis. As Miraxis is a variable interest entity as defined in FIN 46R and the Company is the primary beneficiary as defined in FIN 46R, the operating results and financial position of Miraxis have been included in the condensed consolidated financial statements.

(7) Short-term Borrowing

In August 2005, AfriHUB’s Nigerian subsidiary borrowed approximately $0.2 million from a Nigerian bank under a term loan to fund the investment necessary to establish a facility on an additional university campus. The short-term borrowing, which is denominated in Nigerian Naira, is due in August 2006 and bears interest at an annual rate of 19% as of September 30, 2005. The interest rate is subject to change based on fluctuations of the bank’s money market rate. The Company has not guaranteed any amounts owed under the short-term borrowing.

(8) Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing net income (loss) attributable to the common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per common share reflects the potential dilution from the exercise or conversion of securities into common stock. The potential dilutive effect of outstanding stock options and warrants is calculated using the “treasury stock” method, and the potential dilutive effect of the convertible preferred stock is calculated using the “if-converted” method.

The following table provides a reconciliation of the shares used in calculating earnings (loss) per common share:

	Nine Months Ended September 30,
	2005	2004
Weighted average common shares outstanding—basic	17,581,661	15,062,714
Common shares issuable upon exercise of stock options and warrants	—	650,765

Weighted average common shares outstanding—diluted	17,581,661	15,713,479

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

During all periods presented, the Company had potential common shares, including shares issuable upon the exercise of outstanding stock options and warrants and the conversion of the Series A redeemable convertible stock, which could potentially dilute basic earnings (loss) per common share in the future, but were excluded in the computation of diluted earnings (loss) per common share in such periods, as their effect would have been antidilutive. Potential common shares issuable upon the exercise of outstanding stock options and warrants but excluded from the calculation of diluted earnings (loss) per common share were 2,807,976 shares and 1,727,903 shares for the nine months ended September 30, 2005 and 2004, respectively. Potential common shares issuable upon the conversion of the Series A redeemable convertible preferred stock but excluded from the calculation of diluted earnings (loss) per common share were 1,912,485 shares and 1,750,374 shares for the nine months ended September 30, 2005 and 2004, respectively.

(9) Stock Option Plans

The Company accounts for its stock option plan in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), which allows entities to continue to apply the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion No. 25”), as clarified by FASB Interpretation No. 44, “Accounting For Certain Transactions Involving Stock Compensation,” and provides pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method, as defined in SFAS No. 123, had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123.

APB Opinion No. 25 does not require the recognition of compensation expense for stock options granted to employees at fair market value. However, any modification to previously granted awards generally results in compensation expense or contra-expense recognition using the cumulative expense method, calculated based on quoted prices of the Company’s common stock and vesting schedules of underlying awards. As a result of the re-pricing of certain stock options in 2001 and 2002, the Company recognized compensation expense of approximately $0.3 million and $0.9 million for the nine months ended September 30, 2005 and 2004, respectively.

The following table provides a reconciliation of net income to pro forma net income as if the fair value method had been applied to all employee awards:

	Nine Months Ended September 30,
	2005	2004
	(in thousands, except per share data)
Net income, as reported	$1,656	$22,304
Add: Stock-based employee compensation expense, as reported	292	903
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(947)	(226)

Pro forma net income	$1,001	$22,981

Basic (loss) earnings per common share:
As reported	$(0.33)	$0.99
Pro forma	$(0.37)	$1.03

Diluted (loss) earnings per common share:
As reported	$(0.33)	$0.95
Pro forma	$(0.37)	$0.98

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

During the nine months ended September 30, 2005, the Company issued options to purchase 152,500 shares of common stock at a weighted average fair value of $16.82 using the Black-Scholes option pricing model. During the nine months ended September 30, 2004, the Company issued options to purchase 220,000 shares of common stock at a weighted average fair value of $2.70 using the Black-Scholes option pricing model.

(10) Segment Information

The segment information is reported along the same lines that the Company’s chief operating decision maker reviews the operating results in assessing performance and allocating resources. Accordingly, the Company’s consolidated operations have been classified into five reportable segments: the MSV Joint Venture, HNS, ESP, AfriHUB and Parent and other. The MSV Joint Venture, which became a reportable segment following the November 2004 conversion of the notes receivable into limited partnership interests of the MSV Joint Venture, provides mobile digital voice and data communications services via satellite. HNS, which became a reportable segment following the April 2005 acquisition by the Company, is a provider of broadband satellite networks and services to the enterprise market and satellite Internet access to the North American consumer market. ESP, which became a reportable segment following the August 2003 acquisition by the Company, is an engineering services firm with expertise in the design and manufacturing of electronic products and systems across many disciplines of electrical engineering. AfriHUB, which became a reportable segment following the April 2004 acquisition by the Company, provides a limited amount of satellite based Internet access and domestic and international calling services through exclusive partnerships with certain Nigerian based universities while it explores opportunities to provide technical training in the Nigerian market. Parent and other includes the Company, other consolidated entities other than ESP and AfriHUB and eliminations.

The following table presents certain financial information on the Company’s reportable segments for the nine months ended September 30, 2005. The HNS column represents the results of operations for the period following the April 22, 2005 acquisition through September 30, 2005. Since our 23% share of the results of MSV Joint Venture’s operations and our 50% share of the results of HNS’ operations are already included in the Parent and Other column, the Eliminate MSV Joint Venture and HNS column removes the results of the MSV Joint Venture and HNS shown in the MSV Joint Venture and HNS columns.

	HNS	MSV Joint Venture	ESP	AfriHUB	Parent and Other	Eliminate HNS and MSV Joint Venture	Consolidated
	(in thousands)
Revenues	$355,337	$22,554	$443	$218	$—	$(377,891)	$661
Operating expenses	(318,916)	(51,905)	(497)	(1,574)	(5,539)	370,821	(7,610)

Income (Loss) from continuing operations	36,421	(29,351)	(54)	(1,356)	(5,539)	(7,070)	(6,949)
Interest (expense) income, net	(14,156)	2,303	(45)	(67)	1,243	11,853	1,131
Equity in earnings of Hughes Network Systems, LLC	—	—	—	—	12,887	—	12,887
Equity in loss of Mobile Satellite Ventures LP	—	—	—	—	(7,519)	—	(7,519)
Loss on investments in affiliates	—	—	—	—	(1,211)	—	(1,211)
Other income, net	2,363	3,218	65	283	593	(5,581)	941
Minority interest	—	—	—	—	1,531	—	1,531
(Loss) Gain from discontinued operations	—	(9,584)	—	—	845	9,584	845

Net income (loss)	$24,628	$(33,414)	$(34)	$(1,140)	$2,830	$8,786	$1,656

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The following table presents certain financial information on the Company’s reportable segments for the nine months ended September 30, 2004:

	ESP	AfriHUB	Parent and Other	Consolidated
	(in thousands)
Revenues	$1,778	$—	$—	$1,778
Operating expenses	(2,549)	(1,092)	(4,561)	(8,202)

Loss from operations	(771)	(1,092)	(4,561)	(6,424)
Interest (expense) income, net	(44)	(2)	9,536	9,490
Loss on investments in affiliates	(164)	—	(808)	(972)
Other income (expense), net	758	(80)	20,163	20,841
Minority interest	—	235	(866)	(631)

Net (loss) income	$(221)	$(939)	$23,464	$22,304

(11) Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

As a result of the Company’s decision to cease providing funding to AfriHUB, as of June 30, 2005, the Company evaluated AfriHUB’s long-lived assets for recoverability and determined that the undiscounted cash flows over the remaining expected life of the two established centers was less than the carrying value of the assets relating to those centers. Accordingly, the Company assessed the fair value of these assets by estimating the recoverability of the computers and equipment upon a sale. The Company recognized a non-cash impairment loss relating to the computers and equipment as their carrying value exceeded the fair value by approximately $0.4 million.

(12) Discontinued Operations

From 1998 through the third quarter of 2001, the Company’s principal business was conducted through Rare Medium, Inc., which developed Internet e-commerce strategies, business processes, marketing communications, branding strategies and interactive content using Internet-based technologies and solutions. As a result of the weakening of general economic conditions that caused many companies to reduce spending on Internet-focused business solutions and in light of their performance and prospects, a decision to discontinue Rare Medium, Inc.’s operations, along with those of its LiveMarket, Inc. subsidiary (“LiveMarket”), was made at the end of the third quarter of 2001. As of September 30, 2005, cash of approximately $26,000 was the remaining asset of Rare Medium, Inc. and LiveMarket. The liabilities of these subsidiaries totaled approximately $1.0 million, consisting of accounts payable and accrued expenses. For the nine months ended September 30, 2005 and 2004, the Company recognized a gain of approximately $0.8 million and nil, respectively, as a result of the settlement of Rare Medium, Inc. liabilities at amounts less than their recorded amounts.

(13) Related Party Transactions

During the nine months ended September 30, 2005 and 2004, ESP recognized revenues totaling $18,000 and $0.5 million, respectively, for certain services provided to Navigauge and the MSV Joint Venture.

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

(14) Commitments and Contingencies

Regulatory

In April 2005, the Federal Communications Commission (“FCC”) approved a license application submitted by the Company which provides the Company with access to a satellite orbital slot. To ensure that the Company complies with certain milestones with respect to the construction, launch and initial operation of a satellite in the orbital slot, the FCC requires the Company to maintain a surety bond with an initial amount of $3.0 million. As the milestones are achieved over a five year schedule, the amount of the surety bond will be reduced. To secure the insurance company’s obligation under the surety bond, the Company must maintain a letter of credit in an amount equal to the value of the surety bond. The letter of credit agreement requires the Company to maintain a restricted cash account for 102% of the amount of the letter of credit. As of September 30, 2005, the Company had approximately $3.1 million in the restricted cash account.

Litigation

The Company and certain of its subsidiaries (along with the Engelhard Corporation) are parties to an arbitration relating to certain agreements that existed between or among the claimant and ICC Technologies, Inc., the Company’s former name, and the Engelhard/ICC (“E/ICC”) joint venture arising from the desiccant air conditioning business that the Company and its subsidiaries sold in 1998. The claimant has sought $8.5 million for (1) its alleged out of pocket losses in investing in certain of E/ICC’s technology; (2) unjust enrichment resulting from the reorganization of E/ICC in 1998; and (3) lost profits arising from the fact that it was allegedly forced to leave the air conditioning business when the E/ICC joint venture was dissolved. The Company intends to vigorously dispute this action.

In August 2003, a former employee of the Company’s discontinued services subsidiary, filed a putative class action against Rare Medium, Inc. and the Company, and certain other former subsidiaries that were merged into Rare Medium, Inc., in Los Angeles County Superior Court captioned Joe Robuck, individually and on behalf of all similarly situated individuals v. Rare Medium Group, Inc., Rare Medium L.A., Inc., Rare Medium, Inc., and Rare Medium Dallas, Inc., Los Angeles County Superior Court Case No. BC300310. The plaintiff filed the action as a putative class action and putative representative action asserting that: (i) certain payments were purportedly due and went unpaid for overtime for employees with five job titles; (ii) certain related violations of California’s overtime statute were committed when these employees were not paid such allegedly due and unpaid overtime at the time of their termination; and (iii) certain related alleged violations of California’s unfair competition statute were committed. Plaintiff seeks to recover for himself and all of the putative class, alleged unpaid overtime, waiting time penalties (which can be up to 30 days’ pay for each person not paid all wages due at the time of termination), interest, attorneys’ fees, costs and disgorgement of profits garnered as a result of the alleged failure to pay overtime. The plaintiff has served discovery requests and all of the defendants have submitted objections and do not intend to provide substantive responses until the Court determines whether the plaintiff must arbitrate his individual claims. In August 2005, the Company and Rare Medium, Inc. entered into a settlement agreement with the plaintiff pursuant to which the class action will be dismissed without prejudice. As part of the agreement, the Company and Rare Medium, Inc. received releases from thirteen individuals, each of whom received an immaterial settlement payment. On October 3, 2005, the Court dismissed the action without prejudice.

The Company’s discontinued services subsidiary was a defendant in an action brought by a former landlord in New York State Supreme Court titled Forty Four Eighteen Joint Venture v. Rare Medium, Inc., Index 602632/03. The landlord claimed unspecified amounts for breach of the lease. In September 2005, Rare Medium, Inc. settled the matter and paid the landlord $0.3 million.

SKYTERRA COMMUNICATIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Though it intends to continue to vigorously contest the aforementioned arbitration, the Company is unable to predict its outcome, or reasonably estimate a range of possible losses, if any, given the current status of the case. Additionally, from time to time, the Company is subject to litigation in the normal course of business. The Company is of the opinion that, based on information presently available, the resolution of any such additional legal matters will not have a material adverse effect on the Company’s financial position or results of its operations.

(15) Subsequent Events

On October 12, 2005, the Company acquired Series A Preferred Shares from Hughes Systique for $3.0 million, representing an ownership of approximately 22% on an undiluted basis. Hughes Systique plans to provide software development services with technology resources and expertise in wireless broadband communications for terrestrial and satellite applications. Hughes Systique will also support other application areas such as wireless based networking, RFID enterprise applications and multimedia applications for in-home broadband entertainment networks. The founders of Hughes Systique include the Chairman and CEO of HNS, as well as certain current and former employees of HNS, including the Chairman and CEO’s brother.

The terms of the Company’s Series A redeemable convertible preferred stock provide for dividends of 4.65% of the then current face value to be paid quarterly in arrears. The payment of approximately $1.4 million, for the three months ended September 30, 2005, was declared by the Company’s board of directors and paid on November 7, 2005 and is reflected in the accompanying condensed consolidated financial statements in the carrying amount of the Series A redeemable convertible preferred stock and in net loss attributable to common stockholders.

On November 10, 2005, the Company, through Holdings, entered into an agreement with DTV to acquire the remaining 50% of the Class A membership interests of HNS for $100.0 million in cash. To finance the transaction, Holdings has received a commitment for $100.0 million of short-term debt financing from Apollo. Concurrent with the special dividend distribution of the common stock of Holdings to the Company’s stockholders, the Company expects that Holdings will conduct a rights offering to its stockholders in order to repay the short-term debt financing provided by Apollo. In connection with such rights offering, Apollo has agreed to subscribe for the maximum number of shares of common stock allocated to it, including the exercise of pro rata over-subscription rights. The exercise by Apollo of its rights would occur by converting the outstanding amounts due under the short-term debt financing into shares of common stock of Holdings at the subscription price in the rights offering. The unconverted principal and interest obligations under the short-term debt financing would be repaid in cash immediately following the consummation of the rights offering. The closing of the acquisition of the remaining 50% of the Class A membership interests of HNS is expected in the first quarter of 2006 and is subject to regulatory approvals, receipt of the short-term debt financing from Apollo and customary closing conditions. If the acquisition closes, pursuant to the acquisition agreement, HNS will pay DTV $10.0 million to resolve the purchase price adjustment dispute related to the April 2005 transactions. Following closing, Holdings will pledge its Class A membership interests of HNS to secure the obligations of HNS under the term indebtedness.

INDEPENDENT AUDITORS’ REPORT

To The DIRECTV Group, Inc,

El Segundo, CA

We have audited the accompanying combined consolidated balance sheets of Hughes Network Systems (“HNS”) as of December 31, 2004, 2003, and 2002, and related combined consolidated statements of operations, changes in owner’s equity, and cash flows for the years then ended. These financial statements are the responsibility of the management of The DIRECTV Group, Inc. and Hughes Network Systems, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As noted in Note 3, the accompanying combined consolidated financial statements have been prepared from the separate records maintained by HNS and may not necessarily be indicative of the conditions that would have existed or the results of operations if HNS had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from The DIRECTV Group, Inc. applicable to The DIRECTV Group, Inc. as a whole.

In our opinion, such combined consolidated financial statements present fairly, in all material respects, the financial position of Hughes Network Systems at December 31, 2004, 2003, and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As noted in Note 3, effective January 1, 2002, HNS changed its method of accounting for goodwill and other intangible assets to conform to the Statement of Financial Accounting Standards No, 142: Goodwill and Other Intangible Assets.

/s/    DELOITTE & TOUCHE LLP

Baltimore, Maryland

March 11, 2005

HUGHES NETWORK SYSTEMS

COMBINED CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003	2002
	(Dollars in thousands)
ASSETS

Current Assets
Cash and cash equivalents	$14,807	$41,965	$71,180
Receivables, net	173,013	213,024	299,706
Inventories	99,892	129,950	149,540
Prepaid expenses and other	42,192	49,658	45,877

Total Current Assets	329,904	434,597	566,303

Property, net	226,744	1,787,199	1,676,698
Goodwill, net	—	2,957	2,556
Capitalized software costs, net	—	60,177	54,939
Other assets	30,236	32,010	25,864

Total Assets	$586,884	$2,316,940	$2,326,360

LIABILITIES AND OWNER’S EQUITY

Current Liabilities
Accounts payable	$72,966	$62,115	$56,084
Short-term borrowings	52,757	68,632	103,823
Accrued liabilities	128,190	138,769	144,251
Due to affiliates	3,098	9,341	5,896

Total Current Liabilities	257,011	278,857	310,054

Long-term debt	37,465	66,500	93,606
Due to affiliates—long-term	17,464	13,368	12,779
Other long-term liabilities	6,118	3,979	4,990

Total Liabilities	318,058	362,704	421,429

Commitments and contingencies
Minority interests	7,328	7,180	6,589
Owner’s equity	267,044	1,956,099	1,913,619
Accumulated other comprehensive loss	(5,546)	(9,043)	(15,277)

Total Owner’s Equity	261,498	1,947,056	1,898,342

Total Liabilities and Owner’s Equity	$586,884	$2,316,940	$2,326,360

Reference should be made to the Notes to the Combined Consolidated Financial Statements.

HUGHES NETWORK SYSTEMS

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Revenues
Services	$387,591	$328,989	$313,672
Hardware sales	401,759	422,159	409,469

Total Revenues	789,350	751,148	723,141

Operating Costs and Expenses
Cost of services	290,469	299,796	287,876
Cost of hardware products sold	322,507	374,678	361,031
Research and development	71,733	48,908	57,404
Sales and marketing	72,564	75,420	89,910
General and administrative	85,538	89,887	89,955
Restructuring costs	10,993	4,113	10,336
SPACEWAY impairment provision	1,217,745	—	—
Asset impairment provision	150,300	—	—

Total Operating Costs and Expenses	2,221,849	892,802	896,512

Operating loss	(1,432,499)	(141,654)	(173,371)

Interest expense	(7,466)	(12,197)	(8,726)
Other income (expense), net	6,481	(3,175)	(10,077)
Loss before cumulative effect of accounting change	(1,433,484)	(157,026)	(192,174)

Cumulative effect of accounting change	—	—	(15,968)

Net Loss	$(1,433,484)	$(157,026)	$(208,142)

Reference should be made to the Notes to the Combined Consolidated Financial Statements.

HUGHES NETWORK SYSTEMS

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Cash Flows from Operating Activities
Loss before cumulative effect of accounting change	$(1,433,484)	$(157,026)	$(192,174)
Adjustments to reconcile loss before cumulative effect of accounting change to cash flows from operating activities:
Depreciation and amortization	96,973	94,839	97,472
Equity in losses from unconsolidated affiliates	—	1,297	7,772
Loss (gain) on disposal of assets	(5,804)	6,100	—
SPACEWAY impairment provision	1,217,745	—	—
Asset impairment provision	150,300	—	—
Change in other operating assets and liabilities:
Receivables, net	41,471	89,784	17,200
Inventories	22,863	21,916	66,816
Prepaid expenses and other	8,197	(6,538)	(33,523)
Accounts payable	9,920	5,022	(78,782)
Accrued liabilities and other	(20,445)	(4,822)	(18,822)

Net Cash Provided by (Used in) Operating Activities	87,736	50,572	(134,041)

Cash Flows from Investing Activities
Change in restricted cash	(1,152)	(1,881)	1,616
Expenditures for property	(122,158)	(195,456)	(447,700)
Proceeds from sale of property	17,016	—	—
Expenditures for capitalized software	(16,673)	(20,073)	(20,349)
Other	148	591	474

Net Cash Used in Investing Activities	(122,819)	(216,819)	(465,959)

Cash Flows from Financing Activities
Net decrease in notes and loans payable	(7,955)	(32,889)	(3,163)
Additional investment by parent	52,429	199,506	595,887
Long-term debt borrowings	33,245	46,803	64,009
Repayment of long-term debt	(70,659)	(77,625)	(49,479)

Net Cash Provided by Financing Activities	7,060	135,795	607,254

Effect of exchange rate changes on cash and cash equivalents	865	1,237	1,643

Net (decrease) increase in cash and cash equivalents	(27,158)	(29,215)	8,897
Cash and cash equivalents at beginning of the year	41,965	71,180	62,283

Cash and cash equivalents at end of the year	$14,807	$41,965	$71,180

Supplemental Cash Flow Information
Cash paid for interest	$10,422	$7,443	$7,822
Cash paid for foreign income taxes	$732	$2,722	$6,629
Non-cash investing and financing activities:
Property transferred to parent	$308,000	—	—

Reference should be made to the Notes to the Combined Consolidated Financial Statements.

HUGHES NETWORK SYSTEMS

COMBINED CONSOLIDATED STATEMENTS

OF CHANGES IN OWNER’S EQUITY

	Owner’s Equity	Accumulated Other Comprehensive Income (Loss)	Total Owner’s Equity	Comprehensive Income (Loss)
	(Dollars in thousands)
Balance at January 1, 2002	$1,525,874	$(18,693)	$1,507,181
Net loss	(208,142)		(208,142)	$(208,142)
Net capital contribution from parent	595,887		595,887
Foreign currency translation adjustments		1,769	1,769	1,769
Unrealized holding gains on securities		1,647	1,647	1,647

Comprehensive loss				$(204,726)

Balance at December 31, 2002	1,913,619	(15,277)	1,898,342

Net loss	(157,026)		(157,026)	$(157,026)
Net capital contribution from parent	199,506		199,506
Foreign currency translation adjustments		5,645	5,645	5,645
Unrealized holding gains on securities		589	589	589

Comprehensive loss				$(150,792)

Balance at December 31, 2003	1,956,099	(9,043)	1,947,056

Net loss	(1,433,484)		(1,433,484)	$(1,433,484)
Net capital distribution to parent	(255,571)		(255,571)
Foreign currency translation adjustments		2,868	2,868	2,868
Unrealized holding gains on securities		629	629	629

Comprehensive loss				$(1,429,987)

Balance at December 31, 2004	$267,044	$(5,546)	$261,498

Reference should be made to the Notes to the Combined Consolidated Financial Statements.

HUGHES NETWORK SYSTEMS

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Description of Transaction

Hughes Network Systems, Inc. (“HNSI”) a global broadband satellite networks and services company and its parent company, The DIRECTV Group, Inc. (“DTVG” or “Parent”), a telecommunications company engaged primarily in the direct-to-home digital satellite television market in North America, are parties to a Contribution and Membership Interest Purchase Agreement (the “Agreement”) dated December 3, 2004, with SkyTerra Communications, Inc. (“SkyTerra”) under which the very small aperture terminals (“VSATs”), mobile satellite and carrier businesses of HNSI (collectively the “Business”) and HNSI’s investment in SPACEWAY, a satellite-based broadband network system that is under development, (“SPACEWAY”), will be purchased by a newly formed limited liability company to be named Hughes Network Systems, LLC. Pursuant to the Agreement, HNSI has prepared “carved-out” historical financial statements for the Business and SPACEWAY (collectively “HNS” or the “Company”) as if it were a separate limited liability company and on the basis of presentation described below.

Under the terms of the Agreement, HNSI and SkyTerra will each own a 50% interest in Hughes Network Systems, LLC with SkyTerra acting as the Managing Member of the new enterprise. SkyTerra will purchase its 50% interest in HNS for cash of $50 million and 300,000 shares of its common stock. The new entity expects to issue $325 million in notes and obtain a $50 million revolving credit facility from a group of banks that is expected to be undrawn at closing. Using the proceeds from the aforementioned borrowings, $201 million will be used to pay a portion of the purchase price for the Business and SPACEWAY to HNSI, subject to adjustment depending principally upon the closing value of HNS’ working capital (as defined in the Agreement). The transaction is subject to obtaining adequate financing and regulatory approval, and is expected to close within the first six months of 2005.

As a result of the proposed transaction, HNS performed an impairment analysis and determined that its net assets were valued at $265.9 million, which was $150.3 million less than the book value of the net assets at the date of the Agreement. This differential represents an impairment loss (the “asset impairment provision”) that HNS recognized in the fourth quarter of 2004. In recording the impairment loss of $150.3 million, HNS provided a reserve of $5.0 million against certain remaining contract obligations with a vendor that was formerly a related party and allocated the remaining $145.3 million to long-term assets of the business other than certain real estate assets with an appreciated market value, VSAT operating lease assets that are recoverable from customer leases, and the remaining net assets of SPACEWAY, which had previously been adjusted to fair value as described in Note 13. The asset impairment provision related to the VSAT business segment was $125.7 million, and the balance of $24.6 million was charged to “Other.”

Note 2: Description of Business

HNS is a leading provider of network services that utilize VSATs to distribute signals via satellite. HNS markets its VSAT products under the DIRECWAY® brand, and its products serve a variety of consumer and enterprise customers worldwide. VSAT networks utilize satellite communications as a means of connecting participants in private and shared data networks and are typically used by enterprises with a large number of geographically dispersed locations to provide reliable, scalable, and cost-effective applications such as credit card verification, inventory tracking and control, and video teleconferencing. The Business also operates a satellite-based consumer DIRECWAY service that provides broadband Internet access.

HNS provides hardware and point-to-multipoint networking systems solutions to customers with mobile satellite telephony systems or terrestrial microwave radio transmission systems. These services are generally provided on a contract or project basis and may involve the use of proprietary products engineered by HNS. As with the VSAT systems, HNS also provides ongoing network support services under contracts with its mobile satellite or terrestrial transmission systems customers.

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NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SPACEWAY is a next-generation digital satellite communications system that will utilize high-capacity Ka-band satellites and spot beam technology to offer site-to-site network connectivity at improved data rates over that of existing Ku-band satellite connections. The system will offer full-mesh, single-hop connectivity between user terminals by means of an end-to-end digital communications system. SPACEWAY will represent a sophisticated, advanced, packet transmission infrastructure, complete with IP-based user interfaces, satellite terminals, comprehensive network management, and service management functionality to provide end-to-end broadband access and network connectivity services. As discussed in Note 13, the business plan for SPACEWAY was changed in the third quarter of 2004, a significant provision for impairment of the SPACEWAY assets was recognized, and the remaining net assets of SPACEWAY were adjusted to their fair value. Completion of the revised development plan is expected to result in the launch of the SPACEWAY 3 satellite (“SW3”) by the end of 2006 and commercial service commencement approximately three to six months after the satellite is placed in its orbital slot.

Note 3: Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The combined consolidated financial statements of HNS have been prepared in accordance with accounting principles generally accepted in the United States of America and include the assets, liabilities, operating results, and cash flows of HNS, including its domestic and foreign subsidiaries that are more than 50% owned or otherwise controlled by HNSI, and have been prepared using HNSI’s historical basis in the assets, liabilities, and the historical operating results of HNSI during each respective period. Management believes the assumptions regarding the combined consolidated financial statements are reasonable. All accounts and transactions among HNS entities have been eliminated.

DTVG uses a centralized cash management system in which HNS participates. DTVG uses concentration accounts to sweep HNS’ cash receipts to its banks and transfers cash to HNS as needed for operating purposes. Accordingly, DTVG has provided funding for the working capital and capital expenditure requirements of HNS in the form of equity capital contributions having no formal repayment terms or interest requirements. The net cash activity associated with DTVG is presented separately as a contribution to or from Parent in the accompanying combined consolidated statements of changes in net owner’s equity.

HNS does not receive an allocation of general corporate expenses from DTVG, and DTVG performs certain functions for HNS that would need to be separately performed by HNS as a stand-alone entity. The functions performed by DTVG that would need to be replaced by HNS include the treasury, cash management, income tax, and risk management functions. In addition, HNS participates in certain employee benefit programs that are administered by DTVG, and DTVG allocates to HNS its portion of the costs of these programs. The costs of the services performed by DTVG for HNS and the allocations of employee benefit program costs for HNS employees reflected in the financial statements amounted to $35.9 million in 2004, $41.5 million in 2003, and $35.9 million in 2002.

For the reasons described above, the financial information included herein may not reflect the combined consolidated financial position, operating results, changes in owner’s equity, and cash flow of HNS had HNS been a separate stand-alone entity during the periods presented.

Market Concentrations and Credit Risk

HNS provides services and extends credit to a number of communications equipment customers, service providers, and a large number of consumers, both in the United States and around the world. HNS monitors its

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NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exposure to credit losses and maintains, as necessary, allowances for anticipated losses. In the year ended December 31, 2002, HNS had a single customer that accounted for approximately 11% of its total annual revenues. These sales related to the mobile satellite communications systems included in the Company’s “Other” segment in Note 17. No other single customer accounted for more than 7% of total annual revenues in any of the years presented.

Use of Estimates in the Preparation of the Combined Consolidated Financial Statements

The preparation of the combined consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported herein. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Revenue Recognition

Service revenues and hardware sales, excluding lease revenues described below, are recognized as services are rendered or products are installed or shipped to third-party installers and as title passes to those customers. In situations where customer offerings represent a bundled arrangement for both services and hardware, revenue elements are separated into their relevant components (services or hardware) for revenue recognition purposes.

Hardware sales totaling $58.0 million, $55.8 million, and $55.3 million in the years ended December 31, 2004, 2003, and 2002, respectively, represent annual revenues under VSAT hardware operating leases with customers which are funded by a third-party financial institution and for which HNS has retained a financial obligation to the financial institution. At the inception of the operating lease, HNS receives cash from the financial institution for a substantial portion of the aggregate lease rentals and recognizes a corresponding liability to the financial institution. Hardware lease revenues are recognized over the term of the operating lease. HNS capitalizes the book value of the installed equipment used to provide services to the customer as VSAT operating lease hardware and amortizes these costs over the term of the customer lease agreement.

Revenues are also earned from long-term contracts for the sale of mobile satellite communications systems. Sales under these long-term contracts are recognized using the percentage-of-completion (cost-to-cost) method of accounting. Under this method, sales are recorded equivalent to costs incurred plus a portion of the profit expected to be realized, determined based on the ratio of costs incurred to estimated total costs at completion. Profits expected to be realized on long-term contracts are based on estimates of total sales value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on contracts are recorded in the period in which they are identified. Revenues totaling $69.7 million, $56.2 million, and $114.0 million in the years ended December 31, 2004, 2003, and 2002, respectively, have been recognized using the percentage of completion method of accounting described above.

Income Taxes

HNSI participates in the filing of consolidated U.S. federal and domestic state income tax returns with DTVG, and HNSI has incurred operating losses in each of the last seven years. Under the terms of the Agreement described in Note 1, DTVG has retained the tax benefits from the net operating losses and has responsibility for all of the pre-closing domestic income tax liabilities of HNS. Accordingly, no amounts for U.S. federal or domestic state income taxes have been reflected in the financial statements. Foreign income taxes for HNS’ consolidated foreign subsidiaries are reflected in the combined consolidated financial statements in other expenses based on the related statutory rates.

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NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments purchased with original maturities of three months or less. While a component of HNSI, HNS participated in the centralized cash management system of DTVG, wherein cash receipts were transferred to and cash disbursements were funded by DTVG on a daily basis. The amount of cash and cash equivalents reported separately by HNS represents amounts held outside of the DTVG cash management system.

Restricted Cash

At December 31, 2004, restricted cash represents cash deposited to secure certain letters of credit and obligations of HNS and HNS’ majority-owned foreign subsidiaries. Restrictions on the cash will be removed as the letters of credit expire and the foreign subsidiaries’ obligations are satisfied or terminated. Restricted cash deposits at December 31, 2004 amounted to $10.5 million, and restrictions expire on deposits of $2.0 million in 2005, $0.2 million in 2006, $1.1 million in 2007, and the remainder in 2009. Restricted cash deposits expiring within one year are carried in prepaid expenses and other, and deposits expiring beyond one year are carried in other assets in the accompanying combined consolidated balance sheets. Restricted cash aggregated $5.2 million at December 31, 2003 and $2.8 million at December 31, 2002.

Receivables, Net

Receivables, net include contracts in process that are stated at costs incurred plus estimated profit, less amounts billed to customers and advances and progress payments applied. Advances and progress billings are offset against contract-related receivables, as appropriate.

Inventories

Inventories are stated at the lower of cost or market, principally using standard costs adjusted to reflect actual based on variance analyses performed throughout the year. Cost of sales for services are based on actual costs incurred for service cost elements.

Prepaid Expenses and Other

Prepaid expenses and other includes subscriber acquisition costs (“SAC”) incurred to acquire new consumer DIRECWAY subscribers. SAC consists of dealer and customer service representative commissions on new installations, and, in certain cases, the cost of hardware and installation provided to customers at the inception of service. SAC is deferred when a customer commits to a 12- to 15-month service agreement, and amounts deferred are amortized to expense over the commitment period as the related service revenue is earned. Customers who receive hardware and installation under these service agreements have a higher monthly service rate than is charged to customers who purchase their equipment outright at the inception of service. The Company monitors the recoverability of subscriber acquisition costs and is entitled to an early termination fee (secured by customer credit card information obtained up-front) if the subscriber cancels service prior to the end of the commitment period. The recoverability of deferred subscriber acquisition costs is reasonably assured through the increased monthly service fee charged to customers, the ability to recover the equipment, or the ability to charge an early termination fee.

Property and Depreciation

Property is carried at cost. Depreciation is computed generally using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the life of the asset or term of the lease. See Note 1 regarding an allocation to property of the asset impairment provision in December 2004.

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NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and Other Intangible Assets

HNS adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002. Goodwill resulting from business acquisitions represents the excess of the purchase price over the net assets of the acquired businesses. Goodwill is not being amortized but is subject to write-down, as needed, based upon an impairment analysis that occurs at least annually, or sooner if an event occurs or circumstances change that would more likely than not result in an impairment loss. HNS performs its annual impairment analysis in the fourth quarter of each year. If an impairment loss results from the annual impairment test, the loss will be recorded as a charge to operations. Goodwill has been written-off as a result of allocating a portion of the asset impairment provision at December 31, 2004, described in Note 1.

As a result of adopting SFAS No. 142, HNS recorded a $16.0 million charge representing its share of the goodwill impairment of an equity method investee, and this charge is reflected as a “Cumulative effect of accounting change” in the combined consolidated statements of operations in 2002.

Software Development Costs

Other assets include certain software development costs capitalized in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Capitalized software development costs at December 31, 2003 and December 31, 2002, net of accumulated amortization of $118.8 million, and $198.6 million, respectively, totaled $60.2 million, and $54.9 million, respectively. At December 31, 2004, software development costs have been written off as a result of the asset impairment and the SPACEWAY impairment provisions described in Notes 1 and 18, respectively. Deferred software costs in prior years were amortized using the straight-line method over their estimated useful lives, not in excess of five years. Software program reviews were conducted at least annually to ensure that capitalized software development costs were not impaired and that costs associated with programs that did not generate revenues were expensed.

Valuation of Long-Lived Assets

HNS evaluates the carrying value of long-lived assets to be held and used, other than goodwill, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the carrying value of the asset exceeds the aggregate amount of its separately identifiable undiscounted future cash flows. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the estimated future cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved and other valuation techniques. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposal. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. See Note 1 regarding the asset impairment provision recognized at December 31, 2004.

Foreign Currency

Some of HNS’ foreign operations have determined the local currency to be their functional currency. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is recorded as part of accumulated other comprehensive income (loss) (“OCI”), a separate component of owner’s equity. Translation adjustments for foreign currency denominated equity investments are not material and are recorded as part of OCI.

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NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

HNS also has foreign operations where the U.S. dollar has been determined as the functional currency. Gains and losses resulting from remeasurement of the foreign currency denominated assets, liabilities, and transactions into the U.S. dollar are recognized currently in the combined consolidated statements of operations and were not material in each of the years ended December 31, 2004, 2003, and 2002.

Investments and Financial Instruments

HNS maintains investments in equity securities of unaffiliated companies, and such investments are included in other assets in the combined consolidated balance sheets. Nonmarketable equity securities are carried at cost. Marketable equity securities are considered available-for-sale and carried at current fair value based on quoted market prices with unrealized gains or losses (excluding other-than-temporary losses), reported as part of OCI. HNS continually reviews its investments to determine whether a decline in fair value below the cost basis is “other-than-temporary.” HNS considers, among other factors: the magnitude and duration of the decline; the financial health and business outlook of the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors; and HNS’ intent and ability to hold the investment. If the decline in fair value is judged to be other-than-temporary, the cost basis of the security is written-down to fair value, and the amount is recognized in the combined consolidated statements of operations as part of “Other income (expense), net” and recorded as a reclassification adjustment from OCI.

Investments in which HNS owns at least 20% of the voting securities or has significant influence are accounted for under the equity method of accounting. Equity method investments are recorded at cost and adjusted for the appropriate share of the net earnings or losses of the investee. The carrying value of investments may include a component of goodwill if the cost of HNS’ investment exceeds the fair value of the investment, and any such goodwill is subject to an evaluation for impairment pursuant to Accounting Principles Board Opinion (“APB”) No. 18 “The Equity Method of Accounting for Investments in Common Stock.” Investee losses are recorded up to the amount of the investment plus advances and loans made to the investee, and financial guarantees made on behalf of the investee. In certain instances, this can result in HNS recognizing investee earnings or losses in excess of its ownership percentage.

The carrying value of cash and cash equivalents; receivables, net; other assets; accounts payable and amounts included in accrued liabilities and other liabilities meeting the definition of a financial instrument and debt approximated fair value at December 31, 2004, 2003, and 2002.

HNS carries all derivative financial instruments in the combined consolidated balance sheets at fair value based on quoted market prices. HNS uses derivative contracts to minimize the financial impact of changes in the fair value of recognized assets, liabilities, and unrecognized firm commitments, or the variability of cash flows associated with forecasted transactions in accordance with internal risk management policies. Changes in fair value of designated, qualified, and effective fair value hedges are recognized in earnings as offsets to the changes in fair value of the related hedged items. Changes in fair value of designated, qualified, and effective cash flow hedges are deferred and recorded as a component of OCI until the hedged transactions occur and are recognized in earnings. Changes related to amounts excluded from the effectiveness assessment of a hedging derivative’s change in fair value and the ineffective portion of a hedge are immediately recognized in the combined consolidated statements of operations. Both at the inception of the hedge and on an on-going basis, HNS assesses whether the derivatives are highly effective. Hedge accounting is prospectively discontinued when hedge instruments are no longer highly effective. During each of the years ended December 31, 2004, 2003, and 2002, there were no material hedge transactions.

HNS’ cash flows and earnings are subject to fluctuations resulting from changes in foreign currency exchange rates, interest rates, and changes in the market value of its equity investments. HNS manages its

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NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. HNS enters into derivative instruments only to the extent considered necessary to meet its risk management objectives and does not enter into derivative contracts for speculative purposes.

HNS generally conducts its business in U.S. dollars with some business conducted in a variety of foreign currencies and therefore is exposed to fluctuations in foreign currency exchange rates. HNS’ objective in managing its exposure to foreign currency changes is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. Accordingly, HNS enters into foreign exchange contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments, and anticipated foreign currency transactions. The gains and losses on derivative foreign exchange contracts offset changes in value of the related exposures.

HNS is exposed to credit risk in the event of non-performance by the counterparties to its derivative financial instrument contracts. While HNS believes this risk is remote, credit risk is managed through the periodic monitoring and approval of financially sound counterparties.

Stock-Based Compensation

At times, DTVG issues stock options and restricted stock units to employees, including HNS’ employees. On January 1, 2003, HNS adopted the fair value based method of accounting for stock-based employee compensation of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123.” Under this method, compensation expense equal to the fair value of the stock-based award at grant is recognized over the course of its vesting period. When SFAS No. 123 was initially adopted, HNS elected to follow the prospective method of adoption, which resulted in the recognition of fair value based compensation cost in the combined consolidated statements of operations for stock options and other stock-based awards granted to employees or modified on or after January 1, 2003. Subsequently, in connection with the News Corporation transaction described in Note 16, vesting for substantially all unvested stock options outstanding at December 22, 2003 was accelerated. All stock-based awards are accounted for under the fair value method subsequent to the completion of the News Corporation transaction as a result of the modification of all stock-based compensation awards in connection therewith.

The following table presents the effect on earnings of recognizing compensation cost as if the fair value based method had been applied to all outstanding and unvested stock options and other stock-based awards for the periods shown:

	Years ended December 31,
	2004	2003	2002
	(Dollars in millions)
Reported loss before cumulative effect of accounting change	$(1,433.5)	$(157.0)	$(192.2)
Add: Stock compensation cost, included above	—	3.0	—
Deduct: Total stock compensation cost, under the fair value based method	—	(47.9)	(90.1)

Pro Forma Net Loss	$(1,433.5)	$(201.9)	$(282.3)

The pro forma amounts for compensation cost are not necessarily indicative of the amounts that will be reported in future periods.

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NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New Accounting Pronouncements

Variable Interest Entities. In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” (“FIN 46R”). FIN 46R requires the consolidation of a variable interest entity (“VIE”) where an equity investor achieves a controlling financial interest through arrangements other than voting interests, and it is determined that the investor will absorb a majority of the expected losses and/or receive the majority of residual returns of the VIE. The adoption of this standard had no impact on HNS’ combined consolidated results of operations or financial position.

Guarantees. In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees Of Indebtedness Of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34. FIN 45”, which covers the accounting for and disclosure of guarantees, including obligations to stand ready to perform over the term of the guarantee in the event that specified triggering events or conditions occur, and contingent obligations to make future payments if triggering events or conditions occur. FIN 45 requires that a guarantor recognize a liability for the fair value of the obligation it assumes under a guarantee. Many guarantees are embedded in purchase or sales agreements, service contracts, joint venture agreements, or other commercial agreements, and the guarantor in many such arrangements does not receive a separately identifiable payment for issuing the guarantee. FIN 45 requires identical accounting for guarantees issued with or without a separately identified payment or premium. The measurement provisions of FIN 45 do not apply to product warranties, guarantees accounted for as derivatives, guarantees that would be reported as equity items, certain lease guarantees, certain guarantees between related parties under common control, and third-party debt guarantees by a related party. FIN 45 became applicable on a prospective basis effective January 1, 2003. The adoption of this standard had no impact on HNS’ combined consolidated results of operations or financial position.

Other. In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 requires the allocation of revenues into separate units of accounting for transactions that involve more than one deliverable and contain more than one unit of accounting. HNS elected to apply the accounting required by EITF Issue No. 00-21 prospectively to transactions entered into after June 30, 2003. The adoption of this standard did not have a significant impact on HNS’ combined consolidated results of operations or financial position.

HNS adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections,” on January 1, 2003. SFAS No. 145 eliminates the requirement to present gains and losses on the early extinguishment of debt as an extraordinary item, and resolves accounting inconsistencies for certain lease modifications. The adoption of this standard had no impact on HNS’ combined consolidated results of operations or financial position.

HNS adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” on January 1, 2003. SFAS No. 146 generally requires the recognition of costs associated with exit or disposal activities when incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces previous accounting guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The adoption of this standard did not have a significant impact on HNS’ combined consolidated results of operations or financial position.

HNS adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” on July 1, 2003. SFAS No. 149 clarifies financial accounting and reporting for derivative instruments,

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NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this standard had no impact on HNS’ combined consolidated results of operations or financial position.

HNS adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” on July 1, 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The adoption of this standard had no impact on HNS’ combined consolidated results of operations or financial position.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an Amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4”, or SFAS No. 151. SFAS No. 151 amends ARB 43, Chapter 4 to clarify the accounting for idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 requires that these types of costs be recognized as current period expenses when incurred. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard is not expected to have a significant impact on HNS’ combined consolidated results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” or SFAS No. 153. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets of APB Opinion No. 29 and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a significant impact on HNS’ combined consolidated results of operations or financial position.

Note 4: Receivables, Net

	At December 31,
	2004	2003	2002
	(Dollars in thousands)
Trade receivables	$155,698	$185,865	$244,996
Contracts in process, net of advances and progress billings	34,516	39,187	58,955
Other receivables	2,652	3,325	9,257

Total	192,866	228,377	313,208

Less allowance for doubtful accounts	(19,853)	(15,353)	(13,502)

Total Receivables, Net	$173,013	$213,024	$299,706

At December 31, 2004, amounts due from customers under long-term VSAT operating lease agreements totaled $114.7 million, of which $46.9 million, $35.5 million, $21.0 million, $9.2 million, and $2.1 million are due in the years ending December 31, 2005, 2006, 2007, 2008, and 2009, respectively. Revenues from these customer contracts are not recorded until they are earned on a month-to-month basis.

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NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advances and progress billings offset against contracts in process amounted to $3.4 million, $3.4 million, and $2.7 million at December 31, 2004, 2003, and 2002, respectively. At December 31, 2004, substantially all of the contracts in process were expected to be collected within one year.

Amounts due from affiliates totaling $0.3 million, $1.5 million, and $4.0 million at December 31, 2004, 2003, and 2002, respectively, are included in trade receivables.

Note 5: Inventories

The following table sets forth the amounts recorded for inventories as of the respective dates:

	At December 31,
	2004	2003	2002
	(Dollars in thousands)
Productive material and supplies	$19,808	$24,537	$27,883
Work in process	30,785	59,028	41,829
Finished goods	66,369	85,734	115,977

Total	116,962	169,299	185,689

Less provision for excess or obsolete inventories	(17,070)	(39,349)	(36,149)

Total Inventories	$99,892	$129,950	$149,540

Provisions for excess or obsolete inventories are provided using management’s best estimates of future use or recovery of inventory. In making its assessment of future use or recovery, management considers the aging and composition of inventory balances, the effects of technological and/or design changes, forecasted future product demand based on firm or near-firm customer orders, and alternative means of disposition of excess or obsolete items.

Note 6: Prepaid Expenses and Other

	At December 31,
	2004	2003	2002
	(Dollars in thousands)
Subscriber Acquisition Costs (SAC)	$20,209	$25,024	$29,828
Prepaid expenses	8,173	9,152	12,126
Prepaid sales, use, and property taxes	9,678	11,083	2,211
Restricted cash	1,979	2,313	62
Deposits and other	2,153	2,086	1,650

Total Prepaid Expenses and Other	$42,192	$49,658	$45,877

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NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7: Property, Net

The following table sets forth the amounts recorded for net property as of the dates shown:

		At December 31,
	Estimated Useful Lives (years)	2004	2003	2002
	(Dollars in thousands)
Land and improvements	10-30	$11,823	$16,473	$16,473
Buildings and leasehold improvements	1-40	42,942	67,295	66,578
Machinery and equipment	3-23	6,776	219,671	198,770
Furniture, fixtures, and office machines	3-15	—	2,803	3,029
VSAT operating lease hardware	2-5	287,184	259,460	236,601
Software licenses	5-8	—	51,776	46,705
Construction in progress—SPACEWAY	—	85,000	1,538,971	1,404,769
—Other	—	15,710	5,685	8,447

Total		449,435	2,162,134	1,981,372

Less accumulated depreciation		(222,691)	(374,935)	(304,674)

Total Property, Net		$226,744	$1,787,199	$1,676,698

VSAT operating lease hardware represents VSAT equipment installed at customer facilities that is subject to an operating lease with the customer and against which HNS has borrowed funds from a third-party financial institution. Title to the equipment has passed to the financial institution, and they will own the equipment at the end of the term of the customer contract; however, HNS has retained certain ongoing obligations relating to the equipment as described in Note 3. Deferred VSAT operating lease hardware costs are amortized to cost of hardware products sold over the term of the operating lease.

Depreciation expense for property amounted to $80.9 million in 2004, $80.0 million in 2003, and $80.1 million in 2002. In December 2004, $76.9 million of the asset impairment provision was allocated to property and the carrying value of the property was written down, on a pro rata basis, by the amount of the asset impairment provision, except for; i) certain real estate assets with an appreciated market value, ii) VSAT operating lease assets that are recoverable from customer leases, and iii) the remaining net assets of SPACEWAY (carried in construction in progress).

Note 8: Other Assets

Other assets consisted of the following:

	At December 31,
	2004	2003	2002
	(Dollars in thousands)
Investments accounted for under the equity method	$8,779	$8,677	$9,971
Investment accounted for under the cost method	—	8,967	8,467
Investments classified as available-for-sale	9,804	1,230	1,186
Restricted cash	8,496	2,915	2,696
Other	3,157	10,221	3,544

Total Other Assets	$30,236	$32,010	$25,864

HUGHES NETWORK SYSTEMS

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An investment previously reported under the cost method in 2002 and 2003 became a publicly traded company in 2004, and has been reported as an investment classified as available-for-sale in 2004.

Note 9: Accrued Liabilities

	At December 31,
	2004	2003	2002
	(Dollars in thousands)
Accrued and other liabilities	$38,750	$53,910	$67,063
Payroll and other compensation	32,254	37,159	33,358
Progress billings to customers	30,827	31,587	30,530
Taxes other than income taxes	4,780	4,017	1,958
Foreign income taxes	6,753	8,489	7,836
Employee severance costs	10,993	—	—
Provision for warranties	3,833	3,607	3,506

Total Accrued Liabilities	$128,190	$138,769	$144,251

In connection with the proposed SkyTerra transaction described in Note 1, the Company announced a staff reduction of 164 personnel, or 9% of its staff effective as of February 1, 2005. In connection with this reduction, the Company recognized a severance liability of $11.0 million, which represents the estimated amount due the affected employees on their termination date in February 2005. As discussed in Note 14, severance costs of $11.0 million were charged to restructuring costs in 2004 in the accompanying combined consolidated statements of operations.

Note 10: Short-Term Borrowings and Long-Term Debt

Short-Term Borrowings and Current Portion of Long-Term Debt

	Interest Rates at December 31, 2004	At December 31,
		2004	2003	2002
		(Dollars in thousands)
Revolving bank borrowings	5.75%-16.0%	$6,439	$14,198	$45,831
Term loans payable to banks, current portion	6.0%-13.5%	1,943	2,282	2,521
VSAT hardware financing, current portion	4.0%-9.0%	44,375	52,152	55,471

Total Short Term Borrowings and Current Portion of Long-Term Debt		$52,757	$68,632	$103,823

Revolving bank borrowings include borrowings of $3.1 million by a subsidiary in Europe and $3.3 million by a subsidiary in India, under lines of credit with local banks. Borrowings at the European subsidiary are made under a line of credit at an interest rate of 100 basis points above the bank’s corporate base rate or 5.75% at December 31, 2004, and require the subsidiary to maintain either restricted cash deposits or compensating balances. Borrowings at the Indian subsidiary are with several banks at rates ranging from 6.0% to 16% and there is no requirement for compensating balances.

HUGHES NETWORK SYSTEMS

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-Term Debt

	Interest Rates at December 31, 2004	At December 31,
		2004	2003	2002
		(Dollars in thousands)
Term loans payable to banks	11.25%	$1,153	$3,145	$3,854
VSAT hardware financing	4.0%-9.0%	36,312	63,355	72,224
Note payable to bank		—	—	17,528

Total Long-Term Debt		$37,465	$66,500	$93,606

In connection with certain commercial VSAT sales, HNS enters into long-term operating leases (generally three to five years) for the use of the VSAT hardware installed at a customer’s facilities. HNS has an arrangement with a financial institution to borrow against the future operating lease revenues at the inception of the operating lease. When amounts are funded under this arrangement, customer credit risk for the operating lease passes to the financial institution, the financial institution receives title to the equipment and obtains the residual rights to the equipment after the operating lease with the customer has expired. HNS retains a continuing obligation to the financing institution to indemnify it from losses that may incur (up to the original value of the hardware) from non-performance of the HNS system (a “Non-Performance Event”). Since the inception of the borrowing program in 1997, HNS has not been required to make any indemnification payments for a Non-Performance Event; however, HNS did incur nominal costs in a period prior to 2002 to re-establish service for a group of customers who were impacted by the failure of a third-party satellite. HNS has not provided a Non-Performance Event reserve because it believes that the possibility of an occurrence of a Non-Performance Event due to a service outage is remote, given the ability to quickly re-establish customer service at relatively nominal costs.

VSAT hardware borrowings outstanding at December 31, 2004 mature as follows: $44.4 million in 2005, $18.2 million in 2006, $12.8 million in 2007, $3.8 million in 2008, $1.4 million in 2009, and $0.2 million thereafter.

Long-term debt includes various term loans of an HNS subsidiary in India funded by local banks in Indian Rupees. The balances outstanding as of December 31, 2004 were $1.2 million at 11.25% for which $0.8 million is due in 2006 and $0.4 million is due in 2007.

At December 31, 2002, a foreign subsidiary in Europe had outstanding long-term debt of $17.5 million related to bank borrowings bearing interest at 4.33%. This debt was repaid in 2003 in connection with a recapitalization of the subsidiary.

Note 11: Retirement Programs and Other Post-Retirement Benefits

HNS employees participate in contributory and noncontributory defined benefit retirement plans maintained by DTVG. These plans are available to substantially all domestic full-time employees. Benefits are based on years of service and compensation earned during a specified period of time before retirement. The accumulated benefit obligation and net assets available for benefits for employees have not been separately determined and are not included in HNS’ combined consolidated balance sheets. In addition to pension benefits, DTVG charges HNS for the cost of certain other post-retirement benefits. The accumulated post-retirement benefit obligation related to employees has not been separately determined and is not included in the accompanying combined consolidated balance sheets. HNS’ portion of the cost of these benefit plans, allocated from DTVG, amounted to

HUGHES NETWORK SYSTEMS

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$13.6 million, $13.0 million, and $10.8 million for the years ended December 31, 2004, 2003, and 2002, respectively. The costs allocated from DTVG do not include pension curtailment and termination benefit charges recorded by DTVG as a result of the fact that HNS employees will no longer earn benefits in the DTVG plan subsequent to the completion of the SkyTerra transaction described in Note 1. HNS also participates in other health and welfare plans administered by DTVG for which HNS is billed directly by the provider. HNS employees participate in contributory and noncontributory defined benefit retirement plans maintained by DTVG. HNS does not have any benefit plans that are not maintained by DTVG or its wholly-owned subsidiaries Except during the brief transition period under a contemplated secondment agreement between HNS and DTVG, following the completion of the SkyTerra transaction, HNS employees will no longer earn benefits under these benefit plans.

Note 12: Stock-Based Compensation

HNS participates in the Hughes Incentive Plan (the “Plan”) together with other DTVG business units. Under the Plan, shares, rights, or options to acquire DTVG’s common stock were authorized for grant subject to the approval of the Compensation Committee of the DTVG Board of Directors. In connection with the News Corporation transactions on December 22, 2003, 30.4 million outstanding options of DTVG’s former parent company held by HNS employees were converted into options to acquire shares of DTVG stock.

The exercise price of the options granted under the Plan is equal to 100% of the fair market value of the underlying common stock on the date the options are granted. These nonqualified options generally vest over two to five years, vest immediately in the event of certain transactions, expire 10 years from date of grant, and are subject to earlier termination under certain conditions. DTVG allocates compensation expense to HNS for its covered employees based upon the method for recognizing compensation expense described in Note 3.

Commencing in 2003, DTVG’s Compensation Committee has also granted restricted stock units under the Plan that vest over two to three years. During the year ended December 31, 2004, no restricted stock units were granted, and during the year ended December 31, 2003, 1.2 million restricted stock units were granted with a weighted average grant-date fair value of approximately $11.53 per share. Compensation expense charged to general and administrative expenses in the combined consolidated statement of operations related to restricted stock unit awards amounted to $3.0 million in 2003.

Following the completion of the SkyTerra transaction described in Note 1, HNS employees will no longer receive stock option or restricted stock unit grants from DTVG, and DTVG will remain responsible for all of the outstanding DTVG options for HNS employees.

Note 13: SPACEWAY Impairment Provision

HNS has historically managed the Business and SPACEWAY as separate products. The Business is an established product line with its own distinct revenues and operating costs, whereas SPACEWAY is a system that is under construction and for which HNS has not received or recognized any revenues. Prior to September 30, 2004, certain hardware costs relating to the construction of three satellites and a network operating center and development costs relating to network infrastructure for the SPACEWAY program had been capitalized as construction in progress over the period of construction through September 30, 2004.

During 2004, DTVG decided that it would offer the Business for sale, and it commenced a process for seeking buyers for this business. In the third quarter of 2004, DTVG determined that it would no longer continue to pursue the business plan of the SPACEWAY program as it was originally contemplated and that it would

HUGHES NETWORK SYSTEMS

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transfer two of the SPACEWAY satellites (“SW1” and “SW2”) and certain support equipment to DIRECTV Holdings LLC, an affiliated company, for use in its direct-to-home satellite television business. DTVG also determined that it would include the remaining SPACEWAY assets as a component of the Business offered for sale. DTVG also assumed responsibility for the satellite manufacturing contract with Boeing covering all three of the satellites. These decisions by DTVG triggered the need to perform an asset impairment analysis on HNS’ investment in SPACEWAY since the ultimate disposition of this investment differed from its original intended purpose. As of September 30, 2004, HNS had a capitalized value of $1,552.7 million for SPACEWAY of which $11.2 million represented capitalized software development costs, and the remainder was included in property as construction in progress. DTVG determined that the fair value of the satellites and other related support equipment to be transferred to DIRECTV was $250.0 million based upon an independent valuation. DTVG determined that the fair value of the remaining SPACEWAY assets, including the third SPACEWAY satellite (“SW3”), was $85.0 million, based upon an analysis of the alternative disposition opportunities available to DTVG. Previously capitalized costs in excess of these fair value amounts totaling $1,217.8 million were recognized as a SPACEWAY impairment provision in the third quarter of 2004. DTVG also determined that, given the uncertainty of recovery of any additional capitalized costs relating to SPACEWAY in a potential sale or other disposition, all subsequent spending on the SPACEWAY program would be expensed as incurred, other than costs directly related to the construction and launch of SW3. DTVG remains obligated under the satellite manufacturing contract for the completion of the construction of SW3 for an additional $49.0 million; however, it is contemplated that the portion of the contract relating to SW3 will be assigned to HNS upon the closing of the SkyTerra transaction described in Note 1 along with any remaining amounts due to the manufacturer.

Note 14: Restructuring Costs

In each of the years ended December 31, 2004, 2003, and 2002, HNS recognized restructuring costs of $11.0 million, $4.1 million and $10.3 million, respectively, principally attributable to employee headcount reductions. Restructuring costs recognized related principally to HNS’ domestic operations and affected 9%, 7%, and 17% of the then existing headcount in each of the years ended December 31, 2004, 2003, and 2002, respectively. Severance costs per employee were greater in 2004 due to enhanced severance benefit programs resulting from the News Corporation transaction described in Note 16. These restructuring activities were primarily taken as cost reduction and downsizing actions intended to respond to market conditions in the principal markets served by the Company. Additionally, in 2004, the realignment of the SPACEWAY program in the third quarter of 2004 contributed to the need for additional downsizing adjustments. In connection with the SkyTerra transaction described in Note 1, HNS will relocate certain employees and operations in order to vacate certain leased facilities and the lease obligations on those facilities will remain with DTVG following the closing of the transaction. Restructuring costs of $7.8 million in 2004, $1.6 million in 2003, and $4.2 million in 2002 were charged to the “VSAT Business” segment, and the remainder, $3.2 million in 2004, $2.5 million in 2003, and $6.1 million in 2002, were charged to the “Other” segment described in Note 17.

Note 15: Other Income (Expense), Net

Other income (expense), net consists of the following:

	Years ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Equity in earnings (losses) of affiliates	$—	$(1,298)	$(7,773)
Minority interests’ share of subsidiary earnings	(64)	(678)	(358)
Interest income	772	1,000	1,171
Gain on sale of real estate	5,805	—	—
Foreign income taxes	(32)	(2,199)	(3,117)

Total Other Income (Expense), Net	$6,481	$(3,175)	$(10,077)

HUGHES NETWORK SYSTEMS

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 16: Related-Party Transactions

In the ordinary course of its operations, HNS enters into transactions with related parties to purchase and/or sell telecommunications services, advertising, equipment, and inventory. Related parties include: General Motors Corporation (“GM”) which through December 22, 2003 was the 100% owner of DTVG. News Corporation and its affiliates became related parties on December 23, 2003 when News Corporation purchased a minority interest in DTVG from GM. DTVG’s consolidated subsidiaries include the DIRECTV businesses in the United States and Latin America, and PanAmSat, through August 20, 2004. Other related parties include Hughes Software Systems Ltd. (“HSS”) through June 2004 and Hughes Tele.com India Ltd. (“HTIL”) until December 2002.

As indicated in Note 3, HNS participates in the cash management program of DTVG, and DTVG is responsible for funding the working capital and capital expenditures of HNS as well as providing certain corporate services for which there are no analogous functions performed at HNS. DTVG also administers and maintains certain employee retirement and stock option programs in which employees from HNS participate and for which HNS is charged its allocable share of the related costs. Upon the closing of the proposed transaction with SkyTerra described in Note 1, HNS’ participation in the programs administered by DTVG will cease, and HNS will have to establish its own cash management program, employee benefits program, and service organizations to provide for the functions that DTVG provided prior to the closing.

Under the terms of the Agreement discussed in Note 1, DTVG will retain the responsibility for all pre-closing tax obligations of HNS (to the extent not recorded in the financial statements) as well as obligations related to certain pending litigation and facilities leases for property that HNS has agreed to vacate. DTVG must also liquidate all capital lease debt and all foreign indebtedness of the HNS business, and DTVG will remain liable for its indemnities to third parties relating to the VSAT hardware financing borrowings, and in turn DTVG will be indemnified by the Company as to the VSAT hardware financings.

The following represents a summary of purchases of equipment and services from related parties and the allocation of the cost of employee benefits from DTVG and its subsidiaries or affiliates (which include DIRECTV Holdings LLC, PanAmSat Corporation, and commencing on December 23, 2003, News Corporation and its affiliates):

	Years ended December 31,
	2004	2003	2002
	(Dollars in thousands)
DIRECTV Group	$27,647	$28,318	$18,956
DIRECTV Latin America	10	—	—
HSS	13,787	17,341	11,576
PanAmSat Corporation	34,382	57,826	61,655

Total	$75,826	$103,485	$92,187

The following represents a summary of product and service revenues from related parties:

	Years ended December 31,
	2004	2003	2002
	(Dollars in thousands)
DIRECTV Group	$2,039	$1,800	$—
DIRECTV Latin America	128	—	2,459
HTIL	—	—	420
PanAmSat Corporation	1,444	4,136	3,235

Total	$3,611	$5,936	$6,114

HUGHES NETWORK SYSTEMS

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents a summary of net amounts due (to) from related parties:

	Years ended December 31,
	2004	2003	2002
	(Dollars in thousands)
DIRECTV Group	$(20,297)	$(14,220)	$(12,299)
DIRECTV Latin America	(10)	(237)	472
HSS	—	(367)	1,639
PanAmSat Corporation	—	(6,354)	(4,529)

Total	$(20,307)	$(21,178)	$(14,717)

Note 17: Segment and Geographical Data

HNS operates in two business segments consisting of the VSAT segment (including SPACEWAY), which provides satellite-based private business networks and broadband Internet access to consumers, and the Other segment consisting of the Company’s mobile satellite communications business unit, its carrier network services business unit, and the HNS corporate office.

Selected financial information for HNS’ operating segments follows:

	VSAT Business	Other	Total
	(Dollars in thousands)
2004
Revenues	$696,693	$92,657	$789,350
Segment operating loss	(1,407,574)	(24,925)	(1,432,499)
Depreciation and amortization	91,027	5,946	96,973
Segment assets	486,266	100,618	586,884
Capital expenditures	131,834	6,997	138,831
2003
Revenues	$665,623	$85,525	$751,148
Segment operating loss	(123,189)	(18,465)	(141,654)
Depreciation and amortization	88,130	6,709	94,839
Segment assets	2,150,252	166,688	2,316,940
Capital expenditures	204,220	11,309	215,529
2002
Revenues	$571,390	$151,751	$723,141
Segment operating loss	(156,072)	(17,299)	(173,371)
Depreciation and amortization	89,356	8,116	97,472
Segment assets	2,082,214	244,146	2,326,360
Capital expenditures	450,589	17,460	468,049

HUGHES NETWORK SYSTEMS

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenues by geographic area are summarized below based upon the source of the revenues:

	Years ended December 31,
	2004	2003	2002
	(Dollars in thousands)
North America
United States	$526,054	$501,390	$441,151
Canada and Mexico	12,768	5,433	5,639

Total North America	538,822	506,823	446,790

Europe
United Kingdom	22,554	50,915	135,608
Germany	14,922	7,207	21,740
Italy	13,505	5,308	659
Other	55,596	26,073	2,938

Total Europe	106,577	89,503	160,945

South America and the Caribbean
Brazil	8,847	12,614	12,578
Other	7,205	3,740	4,359

Total South America and the Caribbean	16,052	16,354	16,937

Africa, Asia, and the Middle East
India	31,955	40,151	37,303
UAE	54,873	23,440	9,421
China	2,941	16,398	13,059
Other	38,130	58,479	38,686

Total Africa, Asia, and the Middle East	127,899	138,468	98,469

Total Revenues	$789,350	$751,148	$723,141

HUGHES NETWORK SYSTEMS

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net property grouped by physical locations were as follows:

	At December 31,
	2004	2003	2002
	(Dollars in thousands)
North America
United States	$212,992	$1,764,012	$1,648,028
Canada and Mexico	—	6	9

Total North America	212,992	1,764,018	1,648,037

Europe
United Kingdom	1,267	3,225	8,244
Germany	6,781	11,423	12,548
Other	—	14	34

Total Europe	8,048	14,662	20,826

South America and the Caribbean
Brazil	—	1,037	256
Other	—	—	—

Total South America and the Caribbean	—	1,037	256

Africa, Asia, and the Middle East
India	5,704	6,702	6,969
China	—	573	371
Other	—	207	239

Total Africa, Asia, and the Middle East	5,704	7,482	7,579

Total Net Property	$226,744	$1,787,199	$1,676,698

Note 18: Commitments and Contingencies

Litigation

Litigation is subject to uncertainties, and the outcome of individual litigated matters is not predictable with assurance. Various legal actions, claims, and proceedings are pending against HNS arising in the ordinary course of business. HNS has established loss provisions for matters in which losses are probable and can be reasonably estimated. Some of the matters may involve compensatory, punitive, treble damage claims, or sanctions, that if granted, could require HNS to pay damages or make other expenditures in amounts that could not be estimated at December 31, 2004.

In November 2001, Helius, Inc. filed suit in the United States District Court for the District of Utah, Central Division against DTVG, formerly Hughes Electronics Corporation and Hughes Network Systems, Inc. alleging patent infringement. This lawsuit is included in the litigation that will be assumed by the Company pursuant to the Agreement. The case is scheduled for trial in January of 2006. The Company disputes plaintiff’s claims and intends to vigorously defend this action.

In 2002, the Indian Department of Revenue Intelligence (“DRI”), initiated an action against a former affiliate and customer of the Company, Tata Teleservices (Maharashtra) Ltd., (“TTML”), formerly Hughes Telecom (India) Ltd., (“HTIL”), relating to alleged under payment of customs duty and misclassification of import codes. The DRI action was also directed against the Company and other TTML suppliers whose

HUGHES NETWORK SYSTEMS

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shipments are the focus of the action. HTIL, renamed TTML after the Tata Group purchased our equity interest in December 2003, is the principal party of interest in this action. The Company, together with the other named suppliers, is potentially liable for penalties in an amount of up to five times the underpayment of the duty if found to have aided HTIL in avoiding duty. In connection with our sale to the Tata Group, we did not indemnify TTML in relation to its own potential liability in this matter. Currently, the parties have filed replies to the DRI’s allegations and are involved in procedural actions to determine jurisdiction. The Company disputes plaintiff’s claims and intends to vigorously defend this action.

In January 2005, DTVG and Hughes Network Systems, Inc. entered into a consent agreement (the “Consent Agreement”) with the US Department of State regarding violations of the International Traffic in Arms regulations involving exports of technology related to the VSAT business primarily to China. As part of the Consent Agreement, which will apply to the Company after the transaction, one of the Company’s subsidiaries was debarred from conducting certain international business until at least May 2005, at which point it can seek reinstatement, and the Company is required to enhance its compliance program to avoid future infractions. As a result of the debarment, the Company is currently unable to perform its obligations under certain contracts in China and Korea addressed by the Consent Agreement, and if ultimately unable to perform, the Company may be liable for certain damages of up to $5 million as a result of its non-performance.

After discussion with counsel representing HNS in the actions described above, it is the opinion of management that such litigation is not expected to have a material adverse effect on HNS’ combined consolidated results of operations, financial position, and cash flows.

Product Warranties

HNS warrants its hardware products for up to twelve months following the date of installation. A large portion of its enterprise customers enter into maintenance agreements under which the company recognizes revenue for providing maintenance services that prolong the life and effectiveness of the installed hardware, thus minimizing the potential for warranty claims or repairs. Warranty reserves are determined based on historical warranty repair experience and an assessment of the number of units remaining under warranty coverage. Long-term contracts for the sale of wireless communications systems may include contractual provisions relating to warranty coverage for fixed terms generally not exceeding five years. Warranty provisions for these contracts are included in the determination of overall contract costs and earnings, based on management’s estimates of the cost of the related coverage. Accrued contract warranty costs are reviewed and adjusted, as appropriate, over the term of the contractual warranty period.

Changes in the accrued warranty costs were as follows:

	2004	2003	2002
	(Dollars in thousands)
Balance at January 1	$3,607	$3,506	$5,743
Warranty cost accrual	3,865	3,450	3,223
Warranty costs incurred	(3,639)	(3,349)	(5,460)

Balance at December 31	$3,833	$3,607	$3,506

HUGHES NETWORK SYSTEMS

NOTES TO THE COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other

At December 31, 2004, minimum future commitments under noncancelable operating leases having lease terms in excess of one year were primarily for real property and aggregated $23.5 million, payable as follows: $9.9 million in 2005, $4.1million in 2006, $3.1 million in 2007, $2.2 million in 2008, $3.4 million in 2009, and $0.8 million thereafter. Certain of these leases contain escalation clauses and renewal or purchase options. Rental expenses under operating leases, net of sublease income, were $33.5 million in 2004, $38.8 million in 2003, and $41.9 million in 2002.

HNS has minimum commitments under noncancelable vendor obligations for acquisition of space segment. As of December 31, 2004, minimum payments over the terms of applicable contracts are anticipated to be approximately $469.7 million, payable as follows: $126.8 million in 2005, $99.4 million in 2006, $67.1 million in 2007, $41.8 million in 2008, $31.6 million in 2009, and $103.0 million thereafter. Rental expenses under operating leases for space segment were $133.3 million in 2004, $122.0 million in 2003, and $125.8 million in 2002.

HNS is contingently liable under standby letters of credit and bonds in the aggregate amount of $17.7 million that were undrawn at December 31, 2004. These obligations expire as follows: $6.9 million in 2005, $2.5 million in 2006, $1.1 million is 2007, none in 2008, and the remainder thereafter. In addition, DTVG is contingently liable as a guarantor of standby letters of credit and bonds in the aggregate amount of $4.9 million for the benefit of HNS, substantially all of which expire within one year. Upon expiration of these agreements, DTVG will no longer act as a guarantor of credit on behalf of HNS.

In connection with the prior disposition by HNSI of a subsidiary that was an affiliate of HNS, HNS entered into a services contract under which it agreed to procure minimum annual levels of services from the former subsidiary over a two year period ending March 31, 2007. As a result of the SkyTerra transaction described in Note 1, management has reassessed its future needs for services under this contract and has determined that it will no longer require the level of services previously contemplated and has assigned $5.0 million of the asset impairment provision described in Note 1 to this obligation to state it at its fair value at December 31, 2004.

Pursuant to the terms of the Agreement described in Note 1, HNS has limited rights with respect to its investment in common stock of an unconsolidated affiliate carried in other assets in the combined consolidated balance sheets. Among other things, HNS may not pledge or otherwise encumber these shares, and while it may sell the shares to an unaffiliated third party, it must deliver the net proceeds from such sale to DTVG. The shares must be returned to DTVG within three years of the closing of the SkyTerra transaction unless a qualifying disposition of the shares has occurred. Accordingly, at December 31, 2004, HNS has recorded a liability in due to affiliates long-term in the combined consolidated balance sheet for the amount of $8.9 million for this investment.

HUGHES NETWORK SYSTEMS

CONDENSED BALANCE SHEETS

(Dollars in Thousands)

(Unaudited)

	Consolidated Successor	Combined Consolidated Predecessor
	September 30, 2005	December 31, 2004
ASSETS

Current Assets
Cash and cash equivalents	$121,334	$14,807
Short-term investments	13,518	—
Receivables, net	180,205	173,013
Inventories	88,266	99,892
Prepaid expenses and other	43,333	42,192

Total Current Assets	446,656	329,904

Property, net	233,023	226,744
Capitalized software costs, net	10,345	—
Other assets	31,609	30,236

Total Assets	$721,633	$586,884

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable	$55,701	$72,966
Short-term borrowings	32,159	52,757
Accrued liabilities	103,997	128,190
Due to affiliates	10,164	3,098

Total Current Liabilities	202,021	257,011

Long-term debt	351,018	37,465
Due to affiliates—long-term	8,967	17,464
Other long-term liabilities	5,721	6,118

Total Liabilities	567,727	318,058

Commitments and contingencies
Minority interests	6,052	7,328
Equity
Predecessor owner’s equity		267,044
Class A Membership Units	154,818
Class B Membership Units	—

Subtotal Equity	154,818	267,044

Accumulated other comprehensive loss
Accumulated unrealized gains on securities	703	838
Accumulated foreign currency translation adjustments	(7,667)	(6,384)

Total Accumulated Other Comprehensive Loss	(6,964)	(5,546)

Total Equity	147,854	261,498

Total Liabilities and Equity	$721,633	$586,884

Reference should be made to the Notes to the Condensed Financial Statements.

HUGHES NETWORK SYSTEMS

CONDENSED STATEMENTS OF OPERATIONS

(Dollars in Thousands)

(Unaudited)

	Consolidated Successor	Combined Consolidated Predecessor
	April 23, 2005 - September 30, 2005	January 1, 2005 - April 22, 2005	Nine Months Ended September 30, 2004
Revenues
Services	$191,514	$120,419	$283,003
Hardware sales	163,823	103,022	299,156

Total Revenues	355,337	223,441	582,159

Operating Costs and Expenses
Cost of services	133,226	88,361	220,573
Cost of hardware products sold	119,804	86,198	238,094
Research and development	13,551	18,194	38,439
General and administrative	21,422	22,243	65,147
Sales and marketing	30,913	27,108	54,328
SPACEWAY impairment provision	—	—	1,217,745

Total Operating Costs and Expenses	318,916	242,104	1,834,326

Operating income (loss)	36,421	(18,663)	(1,252,167)

Interest expense	(14,156)	(1,631)	(5,412)
Other income, net	2,363	187	569

Net Income (Loss)	$24,628	$(20,107)	$(1,257,010)

Reference should be made to the Notes to the Condensed Financial Statements.

HUGHES NETWORK SYSTEMS

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	Consolidated Successor	Combined Consolidated Predecessor
	April 23, 2005 – September 30, 2005	January 1, 2005 – April 22, 2005	Nine Months Ended September 30, 2004
Cash Flows from Operating Activities
Net income (loss)	$24,628	$(20,107)	$(1,257,010)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	17,351	13,734	75,666
Amortization of debt issuance costs	607	60	—
Net unrealized loss (gain) on investments	1,081	(1,124)	932
Non cash compensation expense	49	—	—
SPACEWAY impairment provision	—	—	1,217,745
Change in other operating assets and liabilities:
Receivables, net	(15,408)	5,438	14,573
Inventories, net	8,142	2,738	34,295
Prepaid expenses and other	4,721	(3,976)	(158)
Accounts payable	14,879	(31,721)	(14,299)
Accrued liabilities	(3,494)	(19,488)	(5,806)
Due to affiliates and other	(1,009)	(1,925)	2,151

Net Cash Provided by (Used in) Operating Activities	51,547	(56,371)	68,089

Cash Flows from Investing Activities
Change in restricted cash	(4,521)	1,978	(11,605)
Purchases of short-term investments	(13,544)	—	—
Expenditures for property	(13,065)	(22,912)	(111,884)
Expenditures for capitalized software	(6,493)	(3,273)	(12,308)
Other, net	(1,044)	(822)	(1,287)

Net Cash Used in Investing Activities	(38,667)	(25,029)	(137,084)

Cash Flows from Financing Activities
Net (decrease) increase in notes and loans payable	(3,502)	871	(1,935)
(Repayment to) borrowing from parent, net	(1,466)	(86,959)	78,722
Long-term debt borrowings	17,208	327,775	34,458
Repayment of long-term debt	(18,964)	(30,141)	(60,594)
Debt issuance costs	—	(10,482)	—
Fees and expenses related to equity transaction	—	(18,371)	—

Net Cash (Used in) Provided by Financing Activities	(6,724)	182,693	50,651

Effect of exchange rate changes on cash and cash equivalents	(6,591)	5,669	(4,437)

Net (decrease) increase in cash and cash equivalents	(435)	106,962	(22,781)
Cash and cash equivalents at beginning of the period	121,769	14,807	41,965

Cash and cash equivalents at end of the period	$121,334	$121,769	$19,184

Supplemental Cash Flow Information
Cash paid for interest	$13,734	$1,496	$8,124
Cash paid for foreign income taxes	$493	$208	$56

Reference should be made to the Notes to the Condensed Financial Statements.

HUGHES NETWORK SYSTEMS

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 1: Description of Transaction

Hughes Network Systems, Inc. (“HNSI”) and its parent company, The DIRECTV Group, Inc. (“DTVG”) entered into a Contribution and Membership Interest Purchase Agreement dated December 3, 2004, as amended, (the “Agreement”) with SkyTerra Communications, Inc. (“SkyTerra”). Pursuant to the terms of the Agreement, on April 22, 2005, HNSI contributed substantially all of the assets and certain liabilities of its very small aperture terminal (“VSAT”), mobile satellite, and carrier businesses (collectively the “Business”) along with certain portions of its investment in SPACEWAY, a satellite-based broadband network system that is under development (“SPACEWAY”) to Hughes Network Systems, LLC (“HNS” or the “Company”).

Pursuant to the Agreement, the Company was required to pay HNSI $201.0 million, subject to certain adjustments at closing based principally upon the value of HNS’ working capital (as defined in the Agreement). As a result of such adjustments, on April 22, 2005, the Company paid $190.7 million to HNSI which included a reduction of $10.3 million, which is subject to further adjustment in accordance with the terms of the Agreement. On July 21, 2005, DTVG submitted its proposed final working capital statement asserting that it was entitled to a $12.0 million payment from the Company. On October 21, 2005, the Company notified DTVG of its objection to the proposed final working capital statement and asserted that an additional payment of $19.7 million was due from DTVG to the Company. On November 10, 2005, the Company and DTVG agreed that the Company would pay DTVG $10.0 million to resolve the dispute if the transaction described in Note 14 occurs. If the transaction does not occur and the parties are otherwise unable to resolve the dispute, it will be referred to an independent accounting firm for binding resolution.

To finance, among other things, the $190.7 million payment made to HNSI, on April 22, 2005, the Company issued $325.0 million of term indebtedness and obtained a $50.0 million revolving credit facility, which was undrawn at April 22, 2005. Immediately following the payment by the Company, SkyTerra acquired 50% of the Class A membership units of the Company from HNSI for $50.0 million in cash and 300,000 shares of SkyTerra’s common stock. The events of April 22, 2005 described herein are collectively referred to as the “Transaction.”

Note 2: Organization

The Company is a Delaware limited liability company. The Limited Liability Company Agreement of Hughes Network Systems, LLC (the “LLC Agreement”) provides for two classes of membership units. The Class A membership units, which have voting rights, are purchased by investors in the Company. The Class B membership units, which do not have voting rights, are available for grant to employees, officers, directors, and consultants in exchange for the performance of services. SkyTerra serves as the Managing Member of the Company, as defined in the LLC Agreement.

Note 3: Description of Business

The Company is a leading provider of network services that utilize VSATs to distribute signals via satellite. The Company’s services and products serve a variety of consumer and enterprise customers worldwide. VSAT networks utilize satellite communications as a means of connecting participants in private and shared data networks and are typically used by enterprises with a large number of geographically dispersed locations to provide reliable, scalable, and cost-effective applications such as credit card verification, inventory tracking and control, and video teleconferencing. The Company also operates a satellite-based consumer service that provides broadband Internet access.

The Company also provides hardware and point-to-multipoint networking systems solutions to customers with mobile satellite telephony systems or terrestrial microwave radio transmission systems. These services are

HUGHES NETWORK SYSTEMS

NOTES TO THE CONDENSED FINANCIAL STATEMENTS—(Continued)

generally provided on a contract or project basis and may involve the use of proprietary products engineered by the Company. As with the VSAT systems, the Company also provides ongoing network support services under contracts with its mobile satellite or terrestrial transmission systems customers.

SPACEWAY is a next-generation digital satellite communications system designed to utilize high-capacity Ka-band satellites and spot beam technology to offer site-to-site network connectivity at improved data rates over that of existing Ku-band satellite connections. The system is designed to offer full-mesh, single-hop connectivity between user terminals by means of an end-to-end digital communications system. As further discussed in Note 9, the business plan for SPACEWAY was changed in the third quarter of 2004, a significant provision for impairment of the SPACEWAY assets was recognized, and the remaining net assets of SPACEWAY were adjusted to their fair value. Completion of the revised development plan is expected to result in the launch of the SPACEWAY 3 satellite (“SW3”) by the end of 2006 and commercial service commencement approximately three to six months after the satellite is placed in its orbital slot.

Note 4: Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and include the assets, liabilities, operating results, and cash flows of the Company, including its domestic and foreign subsidiaries that are more than 50% owned or otherwise controlled by the Company. Pursuant to the Agreement, HNSI prepared “carved-out” historical financial statements for the Business and SPACEWAY as if they comprised a separate limited liability company and on the basis of presentation described herein. The 2004 financial results and the 2005 financial results for the period January 1, 2005 to April 22, 2005 are herein referred to as “Predecessor” results, and the financial results for the period April 23, 2005 to September 30, 2005 included herein are referred to as “Successor” results. Carryover of HNSI’s basis has been used to establish the beginning balances of the Company’s accounts. Management believes the assumptions regarding the condensed financial statements are reasonable. All accounts and transactions among HNS entities have been eliminated.

HNSI participated in DTVG’s centralized cash management system. DTVG used concentration accounts to sweep HNSI’s cash receipts to its banks and provided cash to HNSI as needed for operating purposes. Accordingly, DTVG had provided funding for the working capital and capital expenditure requirements of HNSI in the form of equity capital contributions having no formal repayment terms or interest requirements.

DTVG performed certain functions for HNSI that are now separately performed by the Company as a stand-alone entity. The functions performed by DTVG that have been replaced by the Company include the treasury, income tax, and risk management functions. In addition, HNSI participated in certain employee benefit programs that were administered by DTVG, and DTVG allocated to HNSI its portion of the costs of these programs. Subsequent to the Transaction, the Company established its own employee benefit programs. The costs of the services performed by DTVG for HNSI and the allocations of employee benefit program costs for HNSI employees reflected in the financial statements amounted to $8.9 million for the period January 1, 2005 through April 22, 2005 and $31.8 million for the nine months ended September 30, 2004.

For the reasons described above, the Predecessor financial information included herein may not reflect the financial position, operating results, and cash flow of the Company had it been a separate stand-alone entity during the periods presented.

HUGHES NETWORK SYSTEMS

NOTES TO THE CONDENSED FINANCIAL STATEMENTS—(Continued)

Income Taxes

HNSI participates in the filing of consolidated U.S. Federal and domestic state income tax returns with DTVG, and HNSI incurred operating losses in each of the last seven years. Under the terms of the Agreement, DTVG retained the tax benefits from the net operating losses and has responsibility for all of the pre-closing domestic income tax liabilities of HNSI. HNS is a limited liability company, and as such, U.S. Federal and domestic state income taxes are the direct responsibility of its members. Accordingly, no amounts for U.S. Federal or domestic state income taxes have been reflected in the financial statements. Foreign income taxes for HNS’ consolidated foreign subsidiaries are reflected in the condensed financial statements in other income, net.

Cash and Cash Equivalents

Included in the cash and cash equivalents balance at September 30, 2005 is approximately $82.7 million of highly liquid investments in securities of U.S. government agencies or commercial paper with maturities of ninety days or less. The remaining balance is in cash or money market funds, either held by HNS domestically or by HNS’ foreign subsidiaries to fund their operations. While a component of HNSI, HNS participated in the centralized cash management system of DTVG, wherein cash receipts were transferred to and cash disbursements were funded by DTVG on a daily basis. The amount of cash and cash equivalents reported separately by HNS represents amounts held outside of the DTVG cash management system.

Short-term Investments

The Company considers all debt securities with maturities of more than ninety days but less than one year as short-term investments and determines the appropriate classification of such securities in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. All investments at September 30, 2005 have been classified as available-for-sale. Available-for-sale securities are stated at fair value with the related unrealized gains and losses reported as a component of accumulated other comprehensive income (loss). As of September 30, 2005, the cost basis and fair value of available-for-sale securities was $13.5 million. The Company had no short-term investments at December 31, 2004.

Restricted Cash

At September 30, 2005, the Company had $4.5 million of restricted cash which secures certain letters of credit. Restrictions on the cash will be removed as the letters of credit expire. All of the underlying letters of credit expire in 2006. In connection with the Transaction, restricted cash held at April 22, 2005 remained with HNSI. At December 31, 2004, restricted cash of $10.5 million represented cash deposited to secure certain letters of credit and obligations of HNSI and HNSI’s majority-owned foreign subsidiaries. Restrictions on the cash would have been removed as the letters of credit expired and the foreign subsidiaries’ obligations were satisfied or terminated. Restricted cash deposits expiring within one year are included in prepaid expenses and other, and deposits expiring beyond one year are included in other assets in the accompanying condensed balance sheets.

Stock-Based Compensation

On January 1, 2003, HNSI adopted the fair value based method of accounting for stock-based employee compensation of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123” (“SFAS No. 123”). Under this method, compensation expense equal to the fair value of the stock-based award at grant is recognized over the course of its vesting period. When

HUGHES NETWORK SYSTEMS

NOTES TO THE CONDENSED FINANCIAL STATEMENTS—(Continued)

SFAS No. 123 was initially adopted, HNSI elected to follow the prospective method of adoption, which resulted in the recognition of fair value based compensation cost in the condensed combined consolidated statements of operations for stock options and other stock-based awards granted to employees or modified on or after January 1, 2003.

In the second quarter of 2005, Class B equity interests were issued to certain members of HNS’ senior management and SkyTerra’s Chief Executive Officer and President. The holders of the Class B equity interests are entitled to receive their pro rata share of any distributions made by the Company after the holders of Class A equity interests have received distributions equaling their capital contributions. However, holders of the Class B equity interests are not entitled to distributions resulting from appreciation of the Company’s assets or income earned by the Company prior to the issuance of the Class B equity interests. As of September 30, 2005, the Class B equity interests represented approximately 4.8% of the combined outstanding Class A and Class B equity interests. These Class B equity interests are subject to certain vesting requirements, with 50% of the Class B equity interests subject to time vesting over five years and the other 50% vesting based upon certain performance milestones. If SkyTerra acquires the remaining 50% of the outstanding Class A equity interests, then one year following such a transaction, at the holders’ election, vested Class B equity interests could be exchanged for common stock of SkyTerra. The number of shares of SkyTerra’s common stock to be issued upon such exchange would be based upon the fair market value of such vested Class B membership interest divided by the value of SkyTerra’s common stock at the time of such exchange. Pursuant to SFAS No. 123, the Company determined that the Class B equity interests had no value at the date of grant, and, accordingly, no compensation expense has been recorded in connection with the issuance of the class B equity interests.

In July 2005, the Company adopted an incentive plan (the “Plan”) pursuant to which bonus units representing up to approximately 4% of the increase in the value of the Company, as defined in the Plan, are available for grant to its employees. The bonus units provide for time vesting over five years subject to a participant’s continued employment with the Company and reflect a right to receive a cash payment upon a change of control of the Company (but excluding the acquisition by SkyTerra of the remaining 50% of the outstanding Class A equity interests) or a sale of substantially all of the assets of the Company. Pursuant to the Plan, if SkyTerra acquires the remaining 50% of the outstanding Class A equity interests prior to April 22, 2010 and a participant in the Plan is still employed by the Company at such time, then the participant’s vested bonus units would be exchanged for common stock of SkyTerra. The number of shares of SkyTerra common stock to be issued upon such exchange would be based upon the fair market value of such vested bonus unit divided by the value of SkyTerra’s common stock at the time of the exchange.

Cash Bonus Plans

In July 2005, the Company implemented two cash bonus plans designed to reward participants if the Company achieves its goals for earnings before interest, taxes, depreciation, and amortization (“EBITDA”) in 2005, 2006, and 2008. Under the first plan, a participant will receive a payment if the Company achieves its EBITDA goals for 2005 and 2006, and the participant remains employed by the Company on the payment date (April 22, 2006 for the 2005 goal and April 22, 2007 for the 2006 goal). The maximum payment under this plan is $2.7 million for attaining the 2005 goal and $2.7 million for attaining the 2006 goal. Under the second plan, a participant will receive a payment if the Company achieves its EBITDA goal for 2008, and the participant remains employed by the Company on the payment date of April 22, 2009. The maximum payment under this plan is $15.5 million. As of September 30, 2005, the Company has concluded that it is probable that the 2005 EBITDA goal will be achieved. Pursuant to SFAS No. 5, “Accounting for Contingencies,” a liability of $1.2 million has been accrued as of September 30, 2005, representing the portion of the $2.7 million available for attaining the 2005 EBITDA goal attributable to service performed through September 30, 2005. The Company cannot presently conclude that it is probable that the 2006 or 2008 EBITDA goals will be achieved, and accordingly no liability has been accrued as of September 30, 2005 for attaining these goals.

HUGHES NETWORK SYSTEMS

NOTES TO THE CONDENSED FINANCIAL STATEMENTS—(Continued)

Note 5: Receivables, Net

	Successor	Predecessor
	September 30, 2005	December 31, 2004
	(Dollars in Thousands)
Trade receivables	$177,459	$155,698
Contracts in process, net of advances and progress billings	17,356	34,516
Other receivables	3,010	2,652

Total	197,825	192,866
Less allowance for doubtful accounts	(17,620)	(19,853)

Total Receivables, Net	$180,205	$173,013

At September 30, 2005, amounts due from customers under long-term VSAT operating lease agreements totaled $106.3 million, of which $13.2 million, $40.5 million, $28.5 million, $17.3 million, and $6.8 million are due in the years ending December 31, 2005, 2006, 2007, 2008, and 2009, respectively. Revenues from these customer contracts are not recorded until they are earned on a month-to-month basis.

Advances and progress billings offset against contracts in process amounted to $3.4 million at December 31, 2004 (none at September 30, 2005).

The Company expects to collect the $17.4 million recorded at September 30, 2005 as contracts in process within the next twelve months except for $0.6 million due by September 30, 2007 and $7.7 million due thereafter.

Amounts due from affiliates totaling $0.1 million and $0.3 million at September 30, 2005 and December 31, 2004, respectively, are included in trade receivables.

Note 6: Inventories

The following table sets forth the amounts recorded for inventories as of the respective dates:

	Successor	Predecessor
	September 30, 2005	December 31, 2004
	(Dollars in Thousands)
Productive material and supplies	$17,726	$19,808
Work in process	17,901	30,785
Finished goods	62,559	66,369

Total	98,186	116,962
Less provision for excess or obsolete inventories	(9,920)	(17,070)

Total Inventories	$88,266	$99,892

Provisions for excess or obsolete inventories are recorded using management’s best estimates of future use or recovery of inventory. In making its assessment of future use or recovery, management considers the aging and composition of inventory balances, the effects of technological and/or design changes, forecasted future product demand based on firm or near-firm customer orders, and alternative means of disposition of excess or obsolete items.

HUGHES NETWORK SYSTEMS

NOTES TO THE CONDENSED FINANCIAL STATEMENTS—(Continued)

Note 7: Short-Term Borrowings and Long-Term Debt

Short-Term Borrowings and Current Portion of Long-Term Debt

	Interest Rates at September 30, 2005	Successor	Predecessor
		September 30, 2005	December 31, 2004
		(Dollars in Thousands)
Bank borrowings	6.75% - 12.0%	$3,594	$6,439
Term loans payable to banks, current portion	11.25%	772	1,944
VSAT hardware financing, current portion	4.0% - 9.0%	27,793	44,374

Total Short Term Borrowings and Current Portion of Long-Term Debt		$32,159	$52,757

Bank borrowings represent borrowings by a subsidiary in India under revolving lines of credit with local banks. Borrowings at the Indian subsidiary are with several banks and there is no requirement for compensating balances.

Long-Term Debt

	Interest Rates at September 30, 2005	Successor	Predecessor
		September 30, 2005	December 31, 2004
		(Dollars in Thousands)
Term loans payable to banks	7.625% - 11.875%	$325,562	$1,153
VSAT hardware financing	4.0% - 9.0%	25,456	36,312

Total Long-Term Debt		$351,018	$37,465

Pursuant to the Transaction, the Company issued $325.0 million of term indebtedness and obtained a $50.0 million revolving credit facility which was undrawn at September 30, 2005. The $325.0 million is comprised of a first lien credit facility of $275.0 million and a second lien credit facility of $50.0 million. At the election of the Company, which can be made monthly, the term indebtedness bears interest at either a rate tied to the JP Morgan Chase Bank Prime Rate plus 2.75% for the first lien credit facility and 7.0% for the second lien credit facility or for Eurocurrency borrowings at the London Interbank Offered Rate (“LIBOR”) plus 3.75% for the first lien credit facility and 8.0% for the second lien credit facility. At September 30, 2005, the Company had elected the Eurocurrency LIBOR (3.875% on September 30, 2005) option. As a result, outstanding borrowings under the first lien credit facility are at 7.625% at September 30, 2005 and outstanding borrowings under the second lien facility are at 11.875% at September 30, 2005. Principal repayment for both credit facilities starts on June 30, 2007, and the final payment is due on April 22, 2012 for the first lien credit facility and April 22, 2013 for the second lien credit facility. With respect to Eurocurrency LIBOR loans, the Company elects interest periods of one, two, three, or six months and interest is payable in arrears at the end of each interest period, and, in any event, at least every three months. The $50.0 million revolving credit facility is available under the first lien credit agreement for borrowings and for issuance of letters of credit. At September 30, 2005, the Company had issued letters of credit totaling $10.3 million under the revolving credit facility. The interest rate for borrowings, if any, under the revolving credit facility is LIBOR plus 3%. For outstanding letters of credit, the Company pays a commission fee of 3% per annum and an issuance fee of 0.25% per annum. In addition, the Company is charged a commitment fee of 0.5% per annum for any unused portion of the revolving credit facility. SkyTerra and HNSI have each pledged their respective equity interests in the Company to secure the obligations of the Company under the term indebtedness issued pursuant to the Transaction. The indebtedness is otherwise non-recourse to SkyTerra or HNSI.

HUGHES NETWORK SYSTEMS

NOTES TO THE CONDENSED FINANCIAL STATEMENTS—(Continued)

In connection with certain commercial VSAT sales, the Company enters into long-term operating leases (generally three to five years) for the use of the VSAT hardware installed at a customer’s facilities. HNS has an arrangement with a financial institution to borrow against the future operating lease revenues at the inception of the operating lease. When amounts are funded under this arrangement, customer credit risk for the operating lease passes to the financial institution. The financial institution receives title to the equipment and obtains the residual rights to the equipment after the operating lease with the customer has expired. For the majority of the transactions with the financial institution, the Company has retained a continuing obligation to the financing institution to indemnify it from losses it may incur (up to the original value of the hardware) from non-performance of the HNS system (a “Non-Performance Event”). Since the inception of the borrowing program in 1997, the Company has not been required to make any indemnification payments for a Non-Performance Event; however, HNSI did incur nominal costs in a period prior to 2002 to re-establish service for a group of customers who were impacted by the failure of a third-party satellite. The Company has not provided a Non-Performance Event reserve because it believes that the possibility of an occurrence of a Non-Performance Event due to a service outage is remote, given the ability to quickly re-establish customer service at relatively nominal costs.

The following table sets forth scheduled principal payments on long term debt:

	Total	Three Months Ended December 31, 2006	2007	2008	2009	Thereafter
	(Dollars in Thousands)
First lien credit facility	$275,000	$—	$2,063	$2,750	$2,750	$267,437
Second lien credit facility	50,000	—	375	500	500	48,625
Other term loans	562	193	369	—	—	—

Total term loans payable to banks	325,562	193	2,807	3,250	3,250	316,062
VSAT hardware financing	25,456	4,227	13,113	5,144	2,258	714

Total Long-Term Debt	$351,018	$4,420	$15,920	$8,394	$5,508	$316,776

Note 8: Restructuring Costs

In the nine months ended September 30, 2005, HNS recognized and paid out restructuring costs of $1.6 million, principally attributable to employee headcount reductions in the “VSAT Business” segment. These costs are included in general and administrative costs in the January 1, 2005 through April 22, 2005 period, related principally to HNS’ domestic operations, and affected 1.2% of the then existing headcount. In addition, the Company incurred a charge of $1.4 million for the cancellation cost of leased equipment as a result of its decision to close one of its network operations centers related to SPACEWAY. These costs are included in cost of services in the January 1, 2005 through April 22, 2005 period. These restructuring activities were primarily taken as cost reduction and downsizing actions intended to respond to market conditions in the principal markets served by the Company. In connection with the Transaction, HNS has relocated certain employees and operations in order to vacate certain leased facilities and the lease obligations on those facilities remained with DTVG following the closing of the Transaction.

Note 9: SPACEWAY

HNSI historically managed the Business and SPACEWAY as separate products. The Business includes established product lines with their own distinct revenues and operating costs, whereas SPACEWAY is a system that is under construction and for which the Company has not received or recognized any revenues.

HUGHES NETWORK SYSTEMS

NOTES TO THE CONDENSED FINANCIAL STATEMENTS—(Continued)

During 2004, DTVG decided that it would offer the Business for sale, and it commenced a process for seeking buyers for this business. In the third quarter of 2004, DTVG determined that it would no longer continue to pursue the business plan of the SPACEWAY program as it was originally contemplated and that it would transfer two of the SPACEWAY satellites (“SW1” and “SW2”) and certain support equipment to DIRECTV Holdings LLC, an affiliated company for use in its direct-to-home satellite television business. DTVG also determined that it would include the remaining SPACEWAY assets as a component of the Business offered for sale. DTVG also assumed responsibility for the satellite manufacturing contract with Boeing covering all three of the satellites. The portion of the satellite manufacturing contract relating to SW3, including Boeing’s obligation to complete construction of SW3 for an additional $49.0 million were assigned to HNS upon the closing of the Transaction. Of this $49.0 million, $14.0 million was paid during the nine months ended September 30, 2005, and the balance is expected to be paid during the period October 2005 through March 2007.

Note 10: Transactions with Related Parties

In the ordinary course of its operations, the Company enters into transactions with related parties to purchase and/or sell telecommunications services, advertising, equipment, and inventory. In addition, as further described below, the Company has purchased certain management services from SkyTerra. Related parties include News Corporation, who owns a minority interest in DTVG, and its affiliates; DTVG and its affiliates; and subsequent to the Transaction SkyTerra, Apollo Management, L.P. (an affiliate of SkyTerra), and their affiliates.

As discussed in Note 4, HNSI participated in the cash management program of DTVG prior to the Transaction. As such, DTVG was responsible for funding the working capital and capital expenditures of HNSI, as well as providing certain corporate services for which there were no analogous functions performed at HNSI. DTVG also administered and maintained certain employee retirement and stock option programs in which HNSI employees participated and for which HNSI was charged its allocable share of the related costs. Upon the closing of the Transaction, the Company established its own cash management program, employee benefits program, and service organizations to provide for the functions that DTVG provided prior to the closing.

Under the terms of the Agreement, DTVG retained the responsibility for all pre-closing tax obligations of HNSI and HNS, as well as obligations related to certain pending litigation and facilities leases for property that the Company has vacated. DTVG also liquidated all capital lease debt and all foreign indebtedness of the HNS Business, and DTVG remained liable for its indemnities to third parties relating to the VSAT hardware financing borrowings, and in turn DTVG was indemnified by the Company as to the VSAT hardware financings.

Pursuant to the LLC Agreement, during the three year period subsequent to the Transaction, the Company will pay SkyTerra a quarterly management fee of $0.3 million for services to be rendered by SkyTerra in its capacity as the Managing Member.

The following table summarizes sales and purchase transactions with related parties, including the allocation of the cost of employee benefits from DTVG and its subsidiaries or affiliates:

	Successor	Predecessor
	April 23, 2005 – September 30, 2005	January 1, 2005 – April 22, 2005	Nine Months Ended September 30, 2004
	(Dollars in Thousands)
Sales	$9,105	$1,198	$3,143
Purchases	13,870	16,049	67,675

HUGHES NETWORK SYSTEMS

NOTES TO THE CONDENSED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the amount of assets and liabilities resulting from transactions with related parties:

	At September 30, 2005	At December 31, 2004
	(Dollars in Thousands)
Due from related parties	$58	$—
Due to related parties	20,419	20,307

Note 11: Segment Data

HNS operates in two business segments consisting of the VSAT segment (including SPACEWAY), which provides satellite-based private business networks and broadband Internet access to consumers, and the Other segment consisting of the Company’s mobile satellite communications business unit, its terrestrial carrier network services business unit, and the HNS corporate office.

Selected financial information for HNS’ operating segments follows:

	VSAT Business	Other	Total
	(Dollars in Thousands)
April 23, 2005 – September 30, 2005
Successor
Revenues	$326,224	$29,113	$355,337
Segment operating income	29,196	7,225	36,421
Depreciation and amortization	17,285	66	17,351
Segment assets	544,160	177,474	721,634
Capital expenditures	18,727	831	19,558

January 1, 2005 – April 22, 2005
Predecessor
Revenues	$199,698	$23,743	$223,441
Segment operating (loss) income	(21,368)	2,705	(18,663)
Depreciation and amortization	13,703	31	13,734
Segment assets	516,670	185,974	702,644
Capital expenditures	25,339	846	26,185

Nine Months Ended September 30, 2004
Predecessor
Revenues	$507,838	$74,321	$582,159
Segment operating (loss) income	(1,259,296)	7,129	(1,252,167)
Depreciation and amortization	71,809	3,857	75,666
Segment assets	913,629	120,245	1,033,874
Capital expenditures	118,513	5,679	124,192

HUGHES NETWORK SYSTEMS

NOTES TO THE CONDENSED FINANCIAL STATEMENTS—(Continued)

Note 12: Comprehensive Income (Loss)

Total comprehensive income (loss) was as follows:

	Successor	Predecessor
	April 23, 2005 – September 30, 2005	January 1, 2005 – April 22, 2005	Nine Months Ended September 30, 2004
	(Dollars in Thousands)
Net income (loss)	$24,628	$(20,107)	$(1,257,010)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(7,333)	6,050	128
Unrealized (losses) gains on securities	1,270	(1,405)	1,992

Other comprehensive (loss) income	(6,063)	4,645	2,120

Total Comprehensive Income (Loss)	$18,565	$(15,462)	$(1,254,890)

Note 13: Commitments and Contingencies

Litigation

Litigation is subject to uncertainties, and the outcome of individual litigated matters is not predictable with assurance. Various legal actions, claims, and proceedings, including disputes with customers, are pending against HNS arising in the ordinary course of business. HNS has a policy of establishing loss provisions for matters in which losses are probable and can be reasonably estimated. Some of the matters may involve compensatory, punitive, or treble damage claims, or sanctions, that if granted could require HNS to pay damages or make other expenditures in amounts that could not be estimated at September 30, 2005.

In 2002, the Department of Revenue Intelligence, or DRI, in India initiated an action against a former affiliate and customer of the Company, Hughes Tele.com (India) Ltd., or HTIL, relating to alleged underpayment of customs duty and misclassification of import codes. The DRI action was also directed against the Company and other HTIL suppliers whose shipments are the focus of that action. HTIL, renamed Tata Teleservices (Maharashtra) Ltd., or TTML, after the Tata Group purchased HNS’ equity interest in December 2003, is the principal party of interest in this action. The Company, together with the other named suppliers, are potentially liable for penalties in an amount of up to five times the underpayment of duty if HNS is found to have aided HTIL in avoiding duty. In connection with HNS’ sale to the Tata Group, the Company did not indemnify TTML in relation to its own potential liability in this matter. Currently, the parties have filed replies to the DRI’s allegations and expect that the matter will be resolved in a forum known as the Settlement Commission.

Following a voluntary disclosure by DTVG and Hughes Network Systems, Inc. in June 2004, DTVG and Hughes Network Systems, Inc. entered into a consent agreement (the “Consent Agreement”) with the US Department of State in January 2005 regarding alleged violations of the International Traffic in Arms regulations involving exports of technology related to the VSAT business primarily to China. As part of the Consent Agreement, which applies to the Company, one of the Company’s subsidiaries was debarred from conducting certain international business. The Company is now eligible to seek reinstatement and intends to do so in the near future. In addition, the Company is required to enhance its export compliance program to avoid future infractions. As a result of its voluntary disclosure and the Consent Agreement, the Company is currently unable to perform its obligations under certain contracts in China and Korea addressed by the Consent Agreement, and if ultimately unable to perform, the Company may be liable for certain damages of up to $5.0 million as a result of its non-performance. In November 2005, the Company received notice that one of its customers in China filed a demand for arbitration with the International Center for Dispute Resolution, a division of the American Arbitration Association.

HUGHES NETWORK SYSTEMS

NOTES TO THE CONDENSED FINANCIAL STATEMENTS—(Continued)

On April 19, 2005, the Company settled a lawsuit with Helius, Inc. in which Helius had alleged patent infringement. As a result of the settlement, the Company recognized a charge of $1.8 million in the period January 1, 2005 to April 22, 2005 and was granted a license under the allegedly infringed patents. In addition, Helius released the Company from all claims relating thereto.

After discussion with counsel representing the Company in the actions described above, it is the opinion of management that such litigation is not expected to have a material adverse effect on the Company’s results of operations, financial position, or cash flows.

Other

The Company is contingently liable under standby letters of credit and bonds in the aggregate amount of $23.9 million that were undrawn at September 30, 2005. These obligations expire as follows: $2.5 million in 2005, $7.8 million in 2006, and the remainder thereafter. In addition, DTVG is contingently liable as a guarantor of standby letters of credit and bonds in the aggregate amount of $3.9 million for the benefit of the Company, substantially all of which will be transferred to the Company or will expire within one year. Upon expiration of these agreements, DTVG will no longer act as a guarantor of credit on behalf of the Company.

Note 14: Subsequent Events

On November 10, 2005, SkyTerra, through its wholly owned subsidiary SkyTerra Holdings, Inc. (“Holdings”), entered into an agreement with DTVG to acquire the remaining 50% of the Class A membership interests of the Company for $100.0 million in cash. The closing of the acquisition is expected in the first quarter of 2006 and is subject to regulatory approvals, receipt of financing and customary closing conditions. If the acquisition closes, pursuant to the acquisition agreement, HNS will pay DTVG $10.0 million to resolve the purchase price adjustment dispute related to the Transaction. Following closing, Holdings will pledge its Class A membership interests of HNS to secure the obligations of HNS under the term indebtedness.

INFORMATION STATEMENT

Hughes Communications, Inc.

• Shares

Common Stock

This information statement is dated                     , 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where the offer or sale is not permitted.

ALTERNATE PAGE FOR RIGHTS OFFERING PROSPECTUS

Subject to completion, dated December 5, 2005

PROSPECTUS

• Shares

Hughes Communications, Inc.

Common Stock

We are distributing at no charge to the holders of our common stock non-transferable subscription rights to purchase up to an aggregate of • shares of our common stock at a cash subscription price of $• per share.

The total purchase price of shares offered in this rights offering will be approximately $• million. You will not be entitled to receive any subscription rights unless you are a stockholder of record as of the close of business on •, 2006.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on •, 2006, the expiration date of this rights offering. We, in our sole discretion, may extend the period for exercising the subscription rights. We will extend the duration of the rights offering as required by applicable law, and may choose to extend it if we decide that changes in the market price of our common stock warrant an extension or if we decide to give investors more time to exercise their subscription rights in this rights offering. Subscription rights that are not exercised by the expiration date of this rights offering will expire and will have no value. You should carefully consider whether or not to exercise your subscription rights before the expiration date.

The rights may not be sold or transferred except under the very limited circumstances described later in this prospectus.

Immediately prior to the commencement of this rights offering, SkyTerra Communications, Inc. will distribute to its common stock, non-voting common stock, preferred stock and Series 1-A and 2-A warrant holders in a spin-off transaction all of our outstanding common stock. As a result of the distribution by SkyTerra of our common stock in the spin-off, SkyTerra Communications, Inc. will own no shares of our capital stock and we will operate as a separate publicly owned company.

Prior to the rights offering, there has been no public market for our common stock. Following the distribution by SkyTerra of our common stock in the spin-off, our common stock will be traded in the over-the-counter market and will be quoted on the OTC Bulletin Board under the symbol “•.”

	Per Share		Aggregate
Subscription Price	$	•	$	•
Estimated Expenses	$	•	$	•
Net Proceeds to Hughes Communications, Inc.	$	•	$	•

An investment in our common stock involves significant risks. See “Risk Factors” beginning on page •.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006

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The Rights Offering

Rights

We will distribute to each stockholder of record on •, 2006, at no charge, • non-transferable subscription right for each share of our common stock then owned. The rights will be evidenced by a non-transferable rights certificate. The Apollo Stockholders agreed to exercise their rights (including their over-subscription privileges) so that they purchase all of the shares not subscribed for by other stockholders in the rights offering, up to the maximum amount of the loan made pursuant to the Commitment Letter, which is $100.0 million. See “Certain Relationships and Related Party Transactions—Other Related Party Transactions—The Commitment Letter.” Therefore, we are assured of selling at least • shares and receiving minimum gross proceeds of $100.0 million in the rights offering.

Basic Subscription Privilege	Each right will entitle the holder to purchase • share of our common stock for $•, the per share subscription price.

Over Subscription Privilege

Each rights holder who elects to exercise its basic subscription privilege in full may also subscribe for additional shares at the same subscription price per share. If an insufficient number of shares is available to fully satisfy the over-subscription privilege requests, the available shares will be distributed proportionately among rights holders who exercised their over-subscription privilege based on the number of shares each rights holder subscribed for under the basic subscription privilege. The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the rights offering.

Subscription Price	$• per share.

Record Date	•, 2006.

Expiration Date	•, 2006.

Non-Transferability of Rights	The rights are not transferable, except to affiliates of the recipient and by operation of law.

Procedure for Exercising Rights

You may exercise your rights by properly completing and signing your rights certificate. You must deliver your rights certificate with full payment of the subscription price (including any amounts in respect of the over-subscription privilege) to the subscription agent on or prior to the expiration date. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures” beginning on page •. If you hold shares of our common stock through a broker, custodian bank or other nominee, see “—How Rights Holders Can Exercise Rights Through Others” below.

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No Revocation	Once you have exercised your basic subscription privilege your exercise may not be revoked. Rights not exercised prior to the expiration of the rights offering will expire.

How Rights Holders Can Exercise Rights Through Others

If you hold our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in the rights offering but you have not received this form.

How Foreign Stockholders and Stockholders with APO or FPO Addresses Can Exercise Rights

The subscription agent will mail rights certificates to you if you are a stockholder whose address is outside the United States or if you have an Army Post Office or a Fleet Post Office address. To exercise your rights, you must notify the subscription agent on or prior to 5:00 p.m., New York City time, on •, 2006, and take all other steps which are necessary to exercise your rights, on or prior to the date on which the rights offering expires. If you do not follow these procedures prior to the expiration of the rights offering, your rights will expire.

Material U.S. Federal Income Tax Consequences

A holder should not recognize income or loss for U.S. federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. For a detailed discussion see “Material U.S. Federal Income Tax Consequences.”

Issuance of Our Common Stock	We will issue certificates representing shares purchased in the rights offering as soon as practicable after the expiration of the rights offering.

No Recommendation to Rights Holders

We are not making any recommendations as to whether or not you should subscribe for shares of our common stock. You should decide whether to subscribe for shares based upon your own assessment of your best interests.

Quotation on the OTC Bulletin Board

Prior to the rights offering, there has been no public market for our common stock. Following the distribution of our common stock to certain of SkyTerra’s security holders in a spin-off transaction, our common stock will be traded in the over-the-counter market and will be quoted on the OTC Bulletin Board under the symbol “•.”

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Use of Proceeds

The Apollo Stockholders agreed to exercise their rights (including their over-subscription privileges) so that they purchase all of the shares not subscribed for by other stockholders in the rights offering, up to the maximum amount of the loan made pursuant to the Commitment Letter, which is $100.0 million. See “Certain Relationships and Related Party Transactions—Other Related Party Transactions—The Commitment Letter.” Therefore, we are assured of selling at least • shares and receiving minimum gross proceeds of $100.0 million in the rights offering. The net proceeds of the rights offering will be used to repay the loan from the Apollo Stockholders made to us in connection with the HNS Acquisition.

Subscription Agent	•.

Information Agent	•; banks and brokerage firms please call •.

For additional information concerning the rights offering, see “The Rights Offering,” beginning on page •.

An investment in our common stock involves significant risks. See “Risk Factors” beginning on page •.

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QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

Q:	What is the rights offering?

A:	The rights offering is a distribution, at no charge, to holders of our common stock of • non-transferable subscription right to purchase one additional share of our common stock for each share of our common stock owned as of •, 2006, the record date, for a total of approximately • subscription rights. The Apollo Stockholders agreed to exercise their rights (including their over-subscription privileges) so that they purchase all of the shares not subscribed for by other stockholders in the rights offering, up to the maximum amount of the loan made pursuant to the Commitment Letter, which is $100.0 million. See “Certain Relationships and Related Party Transactions—Other Related Party Transactions—The Commitment Letter.” Therefore, we are assured of selling at least • shares and receiving minimum gross proceeds of $100.0 million in the rights offering.

Q:	What is a subscription right?

A:	Each full subscription right is a right to purchase • additional share of our common stock and carries with it a basic subscription privilege and an over-subscription privilege.

Q:	How many shares may I purchase if I exercise my subscription rights?

A:	You will receive • non-transferable subscription right(s) for each share of our common stock that you owned on •, 2006, the record date. Each subscription right contains the basic subscription privilege and the over-subscription privilege.

Q:	What is the basic subscription privilege?

A:	The basic subscription privilege of each subscription right entitles you to purchase • share of our common stock at the subscription price of $• per share.

Q:	What is the over-subscription privilege?

A:	The over-subscription privilege of each subscription right entitles you, if you fully exercise your basic subscription privilege, to subscribe for additional shares of our common stock at the same subscription price per share on a pro rata basis if any shares are not purchased by other holders of subscription rights under their basic subscription privileges as of the expiration date. “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have purchased by exercising your basic subscription privileges on your common stock holdings.

Q:	What if there are an insufficient number of shares to satisfy the over-subscription requests?

A:	If there are an insufficient number of shares of our common stock available to fully satisfy the over-subscription requests of rights holders, subscription rights holders who exercised their over-subscription privilege will receive the available shares pro rata based on the number of shares each subscription rights holder subscribed for under the basic subscription privilege. Any excess subscription payments will be returned, without interest or deduction, promptly after the expiration of the rights offering.

Q:	Why are you engaging in the rights offering?

A:	The rights offering is being made to raise equity in order to repay the loan from the Apollo Stockholders made to us in connection with the HNS Acquisition. See “Use of Proceeds” and “The HNS Acquisition.”

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Q:	What happens if I choose not to exercise my subscription rights?

A:	You will retain your current number of shares of common stock even if you do not exercise your basic subscription rights. However, if you do not exercise your basic subscription privileges, the percentage of our common stock that you own will decrease, and your voting and other rights will be diluted to the extent that other stockholders exercise their basic and over-subscription rights.

Q:	Can the board of directors cancel the rights offering?

A:	Yes. Our board of directors may decide to cancel the rights offering at any time prior to the expiration of the rights offering for any reason. If we cancel the rights offering, any money received from subscribing stockholders will be refunded promptly, without interest or deduction.

Q:	When will the rights offering expire?

A:	The subscription rights will expire, if not exercised, at 5:00 p.m., New York City time, on •, 2006, unless we decide to extend the rights offering until some later time. See “The Rights Offering—Expiration of the Rights Offering and Extensions and Termination.” The subscription agent must actually receive all required documents and payments before that time and date. There is no maximum duration for the rights offering.

Q:	How do I exercise my subscription rights?

A:	You may exercise your subscription rights by properly completing and signing your subscription rights certificate. Your subscription rights certificate, together with full payment of the subscription price, must be received by the subscription agent on or prior to the expiration date of the rights offering. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your subscription rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures.”

Q:	May I transfer or sell my subscription rights if I do not want to purchase any shares?

A:	No. Should you choose not to exercise your rights, you may not sell, give away or otherwise transfer your rights. However, rights will be transferable to affiliates of the recipient and by operation of law, for example, upon death of the recipient.

Q:	What should I do if I want to participate in the rights offering but my shares are held in the name of my broker, custodian bank or other nominee?

A:	If you hold shares of our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering.

Q:	What should I do if I want to participate in the rights offering or sell my subscription rights, but I am a stockholder with a foreign address or a stockholder with an APO or FPO address?

A:

The subscription agent will not mail subscription rights certificates to you if you are a stockholder of record as of the rights offering record date with an address outside the U.S. or with an Army Post Office or a Fleet

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ALTERNATE PAGE FOR RIGHTS OFFERING PROSPECTUS

Post Office address. To exercise your subscription rights, you must notify the subscription agent on or prior to 11:00 a.m., New York City time, on •, 2006 and establish to the satisfaction of the subscription agent that you are permitted to exercise your subscription rights under applicable law. In addition, you must take all other steps that are necessary to exercise your subscription rights, on or prior to the date required for participation in the rights offering. If you do not follow these procedures prior to the expiration of the rights offering, your rights will expire.

Q:	Will I be charged a sales commission or a fee if I exercise my subscription rights?

A:	We will not charge a brokerage commission or a fee to subscription rights holders for exercising their subscription rights. However, if you exercise your subscription rights through a broker, custodian bank or nominee, you will be responsible for any fees charged by your broker, custodian bank or nominee.

Q:	Are there any conditions to my right to exercise my subscription rights?

A:	Yes. The rights offering is subject to certain limited conditions. Please see “The Rights Offering—Conditions to the Rights Offering.”

Q:	What is the recommendation of the board of directors regarding the rights offering?

A:	Neither we nor our board of directors are making any recommendation as to whether or not you should exercise your subscription rights. You are urged to make your decision based on your own assessment of the rights offering and after considering all of the information herein, including the “Risk Factors” section of this document. You should not view the Apollo Stockholders’ agreement to exercise in full the basic subscription for all rights distributed to them in this offering or to commit to exercising their over-subscription privileges in the Commitment Letter as a recommendation or other indication that the exercise or sale of your subscription rights is in your best interests.

Q:	How was the $• per share subscription price established?

A:	The subscription price per share for the rights offering was set by our board of directors. In determining the subscription price, our board of directors considered a number of factors, including: the purchase price for the HNS Acquisition in the light of our current 50% voting interest in HNS and the arm’s length negotiations that produced that price; our need for capital in connection with the HNS Acquisition; our business prospects; the need to offer shares at a price that would be attractive to our investors relative to the expected trading price of our common stock; general conditions in the securities market and the difficult market conditions prevailing for the raising of equity capital[; and expert financial advice]. In conjunction with their review of these factors, our board of directors also reviewed analyses of prior rights offerings by other public companies, including the range of discounts to market value represented by the subscription prices in those rights offerings. Based upon this review and the other factors described above, our board of directors determined that the $• subscription price per share represented an appropriate subscription price.

Q:	Is exercising my subscription rights risky?

A:	The exercise of your subscription rights involves risks. Exercising your subscription rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. You should carefully consider the information under the heading “Risk Factors” and all other information included herein before deciding to exercise or sell your subscription rights.

Q:	Am I required to subscribe in the rights offering?

A:	No.

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Q:	After I exercise my subscription rights, can I change my mind and cancel my purchase?

A:	No. Once you send in your subscription rights certificate and payment you cannot revoke the exercise of your subscription rights, even if the market price of our common stock is below the $• per share subscription price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $• per share. Subscription rights not exercised prior to the expiration of the rights offering will have no value.

Q:	What are the U.S. federal income tax consequences of receiving or exercising my subscription rights?

A:	A holder should not recognize income or loss for U.S. federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to the particular consequences to you of the rights offering. See “Material U.S. Federal Income Tax Consequences.”

Q:	If the rights offering is not completed, will my subscription payment be refunded to me?

A:	Yes. The subscription agent will hold all funds it receives in escrow until completion of the rights offering. If the rights offering is not completed, the subscription agent will return promptly, without interest or deduction, all subscription payments.

Q:	How many shares of Hughes Communications common stock will be outstanding after the rights offering?

A:	The number of shares of our common stock that will be outstanding immediately after the completion of the rights offering will be • shares.

Q:	How will the rights offering affect the Apollo Stockholders’ ownership of our common stock?

A:	Following the distribution by SkyTerra of our common stock in the spin-off but before the completion of the rights offering, the Apollo Stockholders will own approximately 68% of our common stock.

If no other subscription rights holders exercise their subscription rights in the rights offering, after giving effect to the Apollo Stockholders’ exercise of their over-subscription privilege pursuant to the Commitment Letter, the Apollo Stockholders will beneficially own approximately •% of our outstanding common stock following the rights offering.

If all subscription rights holders fully exercise their subscription rights in the rights offering, the Apollo Stockholders’ will beneficially own approximately •% of our outstanding common stock following the rights offering.

Q:	If I exercise my subscription rights, when will I receive shares of common stock purchased in the rights offering?

A:	We will deliver to the recordholders who purchase shares in the rights offering certificates representing the shares of our common stock purchased as soon as practicable after the expiration date of the rights offering and after all pro rata allocations and adjustments have been completed. We will not be able to calculate the number of shares to be issued to each exercising holder until 5:00 p.m., New York City time, on the third business day after the expiration date of the rights offering, which is the latest time by which subscription rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described under “The Rights Offering—Guaranteed Delivery Procedures.”

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Q:	Who is the subscription agent for the rights offering?

A:	The subscription agent is •. The address for delivery to the subscription agent is as follows:

By mail, hand delivery or overnight courier to:

•

•

•

Your delivery to an address or other than by the methods set forth above will not constitute valid delivery. You may call the subscription agent at •.

Q:	What should I do if I have other questions?

A:	If you have questions or need assistance, please contact •, the information agent for the rights offering, at: •. Banks and brokerage firms please call collect at: •.

For a more complete description of the rights offering, see “The Rights Offering” section included elsewhere in this document.

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Risks Related to the Rights Offering

If you do not exercise your full basic subscription right, your percentage ownership and voting rights in us will be lower than it would have been in the absence of the rights offering.

If you choose not to exercise your basic subscription right in full, your relative ownership interest in us will be lower than it would have been in the absence of the rights offering to the extent others exercise their basic subscription and over-subscription rights. Your voting rights and percentage interest in any of our net earnings will also be lowered if you do not exercise your rights in full. The Apollo Stockholders agreed to exercise their rights (including their over-subscription privileges) so that they purchase all of the shares not subscribed for by other stockholders in the rights offering, up to the maximum amount of the loan made pursuant to the Commitment Letter, which is $100.0 million. Accordingly, at least • of the shares of our common stock which we are offering will be purchased upon the exercise of basic subscription rights and over-subscription rights, and, following the rights offering, our total outstanding shares of common stock will be increased by at least •%. If you do not exercise any of the rights distributed to you, your percentage interest as a stockholder will be lowered by at least •%.

The rights offering will result in our issuance of at least an additional • shares, or at most, an additional • shares, of our common stock.

The subscription price determined for this offering is not an indication of our value.

The subscription price may not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. You should not consider the subscription price as an indication of our value. In addition, you should not rely on the decision of the Apollo Stockholders to exercise in full the basic subscription privilege for all rights distributed to them in this offering or to commit to exercising their over-subscription privileges in the Commitment Letter as a recommendation or other as an indication that the subscription price is reflective of our value.

You may not revoke your subscription exercise and could be committed to buying shares above the prevailing market price.

The public trading market price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below $•, you will have committed to buying shares of common stock at a price above the prevailing market price. Our common stock will be quoted on the OTC Bulletin Board under the symbol “•.” Once you have exercised your subscription rights, you may not revoke your exercise. Moreover, you may be unable to sell your shares of our common stock at a price equal to or greater than the offering price.

Once you exercise your subscription rights, you cannot change your mind, but we may cancel the rights offering and you will not receive interest on subscription funds returned to you.

Once you exercise your subscription rights, you may not revoke the exercise. If we elect to withdraw or terminate the rights offering, neither the subscription agent nor we will have any obligation with respect to the subscription rights except to return, without interest or penalty, any subscription payments.

Because we may terminate the offering at any time, your participation in the offering is not assured.

Once you exercise your subscription rights, you may not revoke the exercise for any reason unless we amend the offering. We may terminate the offering at any time. If we decide to terminate the offering, we will not have any obligation with respect to the subscription rights except to return any subscription payments, without interest.

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You will need to act promptly and follow subscription instructions.

Stockholders who desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to •, 2006, the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction the subscription agent may, depending on the circumstances, reject your subscription or accept it to the extent of the payment received. Neither we nor our subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

If you use a personal check to pay for the shares, it may not clear in time.

Any personal check used to pay for shares must clear prior to the expiration date, and the clearing process may require seven or more business days. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received and clears by that time.

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USE OF PROCEEDS

The Apollo Stockholders agreed to exercise their rights (including their over-subscription privileges) so that they purchase all of the shares not subscribed for by other stockholders in the rights offering, up to the maximum amount of the loan made pursuant to the Commitment Letter, which is $100.0 million. See “Certain Relationships and Related Party Transactions—Other Related Party Transactions—The Commitment Letter.” Therefore, we are assured of selling at least • shares and receiving minimum gross proceeds of $100.0 million in the rights offering. The net proceeds of the rights offering will be used to repay the loan from the Apollo Stockholders made to us in connection with the HNS Acquisition.

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DILUTION

Purchasers of our common stock in the rights offering will experience an immediate dilution of the net tangible book value per share of our common stock. Our net tangible book value as of September 30, 2005, pro forma for the distribution of our common stock to the stockholders of SkyTerra, was approximately $• million, or $• per share of our common stock (based upon • shares of our common stock outstanding). Net tangible book value per share is equal to our total net tangible book value, which is our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding. Dilution per share equals the difference between the amount per share paid by purchasers of shares of common stock in the rights offering and the net tangible book value per share of our common stock immediately after the rights offering, pro forma for the distribution of our common stock to the stockholders of SkyTerra. Based on the subscription price of $• per share and after deducting estimated offering expenses payable by us, the application of the estimated net proceeds from the rights offering and pro forma for the distribution of our common stock to the stockholders of SkyTerra, our pro forma net tangible book value as of September 30, 2005 would have been approximately $• million, or $• per share. This represents an immediate increase in pro forma net tangible book value to recipients of stock pursuant to the distribution of $• per share and an immediate dilution to purchasers in the rights offering of $• per share. The following table illustrates this per share dilution, pro forma for the distribution of our common stock to the stockholders of SkyTerra (based upon • shares of our common stock that would be outstanding following the consummation of the rights offering):

Subscription price
Net tangible book value per share prior to rights offering
Increase per share attributable to the rights offering
Pro forma net tangible book value per share after the rights offering

Dilution in net tangible book value per share to purchasers

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THE DISTRIBUTION

The Distribution

SkyTerra currently owns all of the outstanding shares of our capital stock. Immediately prior to the commencement of the rights offering, SkyTerra will distribute to its common stock, non-voting common stock, preferred stock and Series 1-A and 2-A warrant holders in a spin-off transaction, all of our outstanding common stock. Following the distribution by SkyTerra of our common stock in the spin-off, SkyTerra will own no shares of our capital stock and we will operate as a separate publicly owned company.

The distribution is the method by which SkyTerra will be separated into two publicly owned companies: us, consisting of, among other things, the assets, liabilities and operations associated with the HNS, ESP and AfriHUB businesses and certain minority investments in entities including Edmunds Holdings, Inc., Data Synapse, Inc. and Hughes Systique Corporation, along with all of SkyTerra’s cash as of the distribution date, excluding $10.0 million, and certain other liabilities expressly allocated to us; and SkyTerra, which consists of the assets and liabilities associated with SkyTerra’s interest in the MSV Joint Venture and its stake in TerreStar, along with $10.0 million in cash. Upon a change of control of SkyTerra, including the consummation of the proposed merger with Motient, its remaining cash will be transferred to us.

SkyTerra believes that the separation of its interests in HNS and the MSV Joint Venture and TerreStar will enhance stockholder value by enabling each business to pursue objectives appropriate for their specific needs. In addition, SkyTerra believes that each business will have greater access to capital, as investors interested solely in one of the businesses will have the opportunity to invest in that specific business, while investors interested in both business could invest in each separately. By contrast, today investors interested in only one of SkyTerra’s businesses may not invest at all.

We expect to focus on managing and growing HNS’ position in the Enterprise and Consumer VSAT markets, as well as exploring other complementary opportunities. By contrast, SkyTerra is actively pursuing a business combination with other members of the MSV Joint Venture and other TerreStar stockholders that would, if consummated, result in control of the MSV Joint Venture and TerreStar residing in a single entity, enabling the MSV Joint Venture and TerreStar to better execute their strategies to roll out mobile satellite system networks with an ancillary terrestrial component, or ATC, and offer users affordable and reliable voice and high-speed data communications service from virtually anywhere in North America. To that end, on September 22, 2005, SkyTerra executed a non-binding letter of intent with Motient Corporation, or Motient, TMI Communications and Company, or TMI, and the other partners in the MSV Joint Venture and other stockholders in TerreStar that would result in the consolidation of the ownership of the MSV Joint Venture and TerreStar into Motient.

For every one share of SkyTerra common or non-voting common stock held at the close of business on •, 2006, the record date, holders will receive one-half of one share of our common stock (or, holders of SkyTerra preferred stock or Series 1-A and 2-A warrants will receive one-half of one share of our common stock for each share of SkyTerra common stock issuable upon conversion or exercise of such preferred stock or warrants, as applicable, held on the record date). Fractional shares will not be distributed as a part of the spin-off.

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THE RIGHTS OFFERING

Reasons for the Rights Offering

We are undertaking the rights offering to repay the loan from the Apollo Stockholders made to us in connection with the HNS Acquisition.

The Rights

We will distribute to each holder of our common stock who is a record holder of our common stock on the record date, which is •, 2006, at no charge, • non-transferable subscription right for each share of common stock owned, for a total of approximately • subscription rights. The subscription rights will be evidenced by non-transferable subscription rights certificates. Each subscription right will allow you to purchase • share of our common stock at a price of $•. If you elect to exercise your basic subscription privilege in full, you may also subscribe, at the subscription price, for additional shares of our common stock under your over-subscription privilege to the extent that other rights holders do not exercise their basic subscription privileges in full. If a sufficient number of shares of our common stock is unavailable to fully satisfy the over-subscription privilege requests, the available shares of common stock will be sold pro rata among subscription rights holders who exercised their over-subscription privilege based on the number of shares each subscription rights holder subscribed for under the basic subscription privilege.

If you hold your shares in a brokerage account or through a dealer or other nominee, please see the information included below the heading “—Beneficial Owners.”

No Fractional Rights

We will not issue fractional subscription rights or cash in lieu of fractional subscription rights. Fractional subscription rights will be rounded down to the nearest whole number, with such adjustments as may be necessary to ensure that we will receive gross proceeds at least $100.0 million from the rights offering.

Expiration of the Rights Offering and Extensions, Amendments and Termination

You may exercise your subscription rights at any time before 5:00 p.m., New York City time, on •, 2006, the expiration date for the rights offering. We may, in our sole discretion, extend the time for exercising the subscription rights. If the commencement of the rights offering is delayed for a period of time, the expiration date of the rights offering will be similarly extended.

We will extend the duration of the rights offering as required by applicable law, and may choose to extend it if we decide that changes in the market price of our common stock warrant an extension or if we decide to give investors more time to exercise their subscription rights in the rights offering. We may extend the expiration date of the rights offering by giving oral or written notice to the subscription agent and information agent on or before the scheduled expiration date. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.

We reserve the right, in our sole discretion, to amend or modify the terms of the rights offering.

If you do not exercise your subscription rights before the expiration date of the rights offering, your unexercised subscription rights will be null and void and will have no value. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents, except if you have timely transmitted the documents under the guaranteed delivery procedures described below.

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Subscription Privileges

Your subscription rights entitle you to a basic subscription privilege and an over-subscription privilege.

Basic Subscription Privilege. With your basic subscription privilege, you may purchase • share of our common stock per subscription right, upon delivery of the required documents and payment of the subscription price of $• per share. You are not required to exercise all of your subscription rights unless you wish to purchase shares under your over-subscription privilege. We will deliver to the recordholders who purchase shares in the rights offering certificates representing the shares purchased with a holder’s basic subscription privilege as soon as practicable after the rights offering has expired.

Over-Subscription Privilege. In addition to your basic subscription privilege, you may subscribe for additional shares of our common stock, upon delivery of the required documents and payment of the subscription price of $• per share, before the expiration of the rights offering. You may only exercise your over-subscription privilege if you exercised your basic subscription privilege in full and other holders of subscription rights do not exercise their basic subscription privileges in full.

Pro Rata Allocation. If there are not enough shares of our common stock to satisfy all subscriptions made under the over-subscription privilege, we will allocate the remaining shares of our common stock pro rata, after eliminating all fractional shares, among those over-subscribing rights holders. “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have purchased by exercising your basic subscription privileges. If there is a pro rata allocation of the remaining shares of our common stock and you receive an allocation of a greater number of shares than you subscribed for under your over-subscription privilege, then we will allocate to you only the number of shares for which you subscribed. We will allocate the remaining shares among all other holders exercising their over-subscription privileges.

Full Exercise of Basic Subscription Privilege. You may exercise your over-subscription privilege only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privileges held by you in the same capacity. For example, suppose that you were granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own collectively with your spouse. If you wish to exercise your over-subscription privilege with respect to the subscription rights you own individually, but not with respect to the subscription rights you own collectively with your spouse, you only need to fully exercise your basic subscription privilege with respect to your individually owned subscription rights. You do not have to subscribe for any shares under the basic subscription privilege owned collectively with your spouse to exercise your individual over-subscription privilege.

When you complete the portion of your subscription rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your subscription privileges as to shares of our common stock that you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

Return of Excess Payment. If you exercised your over-subscription privilege and are allocated less than all of the shares of our common stock for which you wished to subscribe, your excess payment for shares that were not allocated to you will be returned to you by mail, without interest or deduction, as soon as practicable after the expiration date of the rights offering. We will deliver to the recordholders who purchase shares in the rights offering certificates representing the shares of our common stock that you purchased as soon as practicable after the expiration date of the rights offering and after all pro rata allocations and adjustments have been completed.

Conditions to the Rights Offering

We may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or

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held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value and all subscription payments received by the subscription agent will be returned promptly, without interest or deduction. See also “—Cancellation Rights.”

Method of Subscription—Exercise of Rights

You may exercise your subscription rights by delivering the following to the subscription agent, at or prior to 5:00 p.m., New York City time, on •, 2006, the expiration date of the rights offering:

•	Your properly completed and executed subscription rights certificate with any required signature guarantees or other supplemental documentation; and

•	Your full subscription price payment for each share subscribed for under your subscription privileges.

If you are a beneficial owner of shares of our common stock whose shares are registered in the name of a broker, custodian bank or other nominee, you should instruct your broker, custodian bank or other nominee to exercise your rights and deliver all documents and payment on your behalf prior to 5:00 p.m. New York City time on •, 2006, the expiration date of the rights offering.

Your subscription rights will not be considered exercised unless the subscription agent receives from you, your broker, custodian or nominee, as the case may be, all of the required documents and your full subscription price payment prior to 5:00 p.m., New York City time, on •, 2006, the expiration date of the rights offering.

Method of Payment

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock for which you are subscribing by either:

•	check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the subscription agent; or

•	wire transfer of immediately available funds, to the subscription account maintained by the subscription agent at •, ABA No. •, Account No. •.

Receipt of Payment

Your payment will be considered received by the subscription agent only upon:

•	Clearance of any uncertified check;

•	Receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order; or

•	Receipt of collected funds in the subscription account designated above.

Clearance of Uncertified Checks

If you are paying by uncertified personal check, please note that uncertified checks may take at least seven to ten business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received by the subscription agent and clears by the rights offering expiration date. We urge you to consider using a certified or cashier’s check, money order or wire transfer of funds to avoid missing the opportunity to exercise your subscription rights should you decide to exercise your subscription rights.

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Delivery of Subscription Materials and Payment

You should deliver your subscription rights certificate and payment of the subscription price or, if applicable, notices of guaranteed delivery, to the subscription agent by one of the methods described below:

By mail, hand delivery or overnight courier to:

•

•

•

You may call the subscription agent at •.

Your delivery to an address or by any method other than as set forth above will not constitute valid delivery.

Calculation of Subscription Rights Exercised

If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your basic subscription privilege with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for your subscription, you will be deemed to have exercised your over-subscription privilege to purchase the maximum number of shares of our common stock with your over-payment. If we do not apply your full subscription price payment to your purchase of shares of our common stock, we or the subscription agent will return the excess amount to you by mail, without interest or deduction, as soon as practicable after the expiration date of the rights offering.

Your Funds will be Held by the Subscription Agent Until Shares of Our Common Stock are Issued

The subscription agent will hold your payment of the subscription price in a segregated account with other payments received from other subscription rights holders until we issue your shares of our common stock to you upon consummation of the rights offering.

Medallion Guarantee May be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the U.S., subject to standards and procedures adopted by the subscription agent, unless:

•	Your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or

•	You are an eligible institution.

Notice to Beneficial Holders

If you are a broker, a trustee or a depositary for securities who holds shares of our common stock for the account of others on •, 2006, the record date, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to find out their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial

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owner so instructs, you should complete the appropriate subscription rights certificates and submit them to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification” that we will provide to you with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Instructions for Completing Your Subscription Rights Certificate

You should read and follow the instructions accompanying the subscription rights certificates carefully.

You are responsible for the method of delivery of your subscription rights certificate(s) with your subscription price payment to the subscription agent. If you send your subscription rights certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent prior to the time the rights offering expires. Because uncertified personal checks may take at least seven to ten business days to clear, you are strongly urged to pay, or arrange for payment, by means of a certified or cashier’s check, money order or wire transfer of funds.

Determinations Regarding the Exercise of Your Subscription Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of the exercise of your subscription rights and any such determinations by us will be final and binding. We, in our sole discretion, may waive, in any particular instance, any defect or irregularity, or permit, in any particular instance, a defect or irregularity to be corrected within such time as we may determine. We will not be required to make uniform determinations in all cases. We may reject the exercise of any of your subscription rights because of any defect or irregularity. We will not accept any exercise of subscription rights until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

Neither we, the subscription agent nor the information agent, will be under any duty to notify you of any defect or irregularity in connection with your submission of subscription rights certificates and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of

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subscription rights if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept the exercise of your subscription rights if our issuance of shares of our common stock to you could be deemed unlawful under applicable law.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if, at the time the rights offering expires, you have not obtained such clearance or approval.

Guaranteed Delivery Procedures

If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the subscription rights certificate evidencing your subscription rights to the subscription agent on or before the time the rights offering expires, you may exercise your subscription rights by the following guaranteed delivery procedures:

•	Deliver to the subscription agent on or prior to the rights offering expiration date your subscription price payment in full for each share you subscribed for under your subscription privileges in the manner set forth above in “—Method of Payment”;

•	Deliver to the subscription agent on or prior to the expiration date the form entitled “Notice of Guaranteed Delivery,” substantially in the form provided with the “Instructions as to Use of Hughes Communications Subscription Rights Certificates” distributed with your subscription rights certificates; and

•	Deliver the properly completed subscription rights certificate evidencing your subscription rights being exercised and the related nominee holder certification, if applicable, with any required signature guarantee, to the subscription agent within three (3) business days following the date of your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions as to the Use of Hughes Communications Subscription Rights Certificates, which will be distributed to you with your subscription rights certificate. Your Notice of Guaranteed Delivery must come from an eligible institution, or other eligible guarantee institutions that are members of, or participants in, a signature guarantee program acceptable to the subscription agent.

In your Notice of Guaranteed Delivery, you must state:

•	Your name;

•	The number of subscription rights represented by your subscription rights certificates, the number of shares of our common stock for which you are subscribing under your basic subscription privilege and the number of shares of our common stock for which you are subscribing under your over-subscription privilege, if any; and

•	Your guarantee that you will deliver to the subscription agent any subscription rights certificates evidencing the subscription rights you are exercising within three (3) business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your subscription rights certificates at the address set forth above under “—Delivery of Subscription Materials and Payment.” You may alternatively transmit your Notice of Guaranteed Delivery to the subscription agent by facsimile transmission (Telecopy No.: •). To confirm facsimile deliveries, you may call •.

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The information agent will send you additional copies of the form of Notice of Guaranteed Delivery if you request them. Please call • to request any copies of the form of Notice of Guaranteed Delivery. Banks and brokerage firms please call collect at • to request any copies of the form of Notice of Guaranteed Delivery.

Questions About Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this document, the Instructions as to the Use of Hughes Communications Subscription Rights Certificates or the Notice of Guaranteed Delivery, you should contact the information agent at the address and telephone number set forth above under “Questions and Answers About the Rights Offering” included elsewhere in this document.

Subscription Agent and Information Agent

We have appointed • to act as subscription agent and • to act as information agent for the rights offering. We will pay all fees and expenses of the subscription agent and the information agent related to the rights offering and have also agreed to indemnify the subscription agent and the information agent from liabilities that they may incur in connection with the rights offering.

No Revocation

Once you have exercised your subscription privileges, you may not revoke your exercise. Subscription rights not exercised prior to the expiration date of the rights offering will expire and will have no value.

Procedures for DTC Participants

We expect that the exercise of your basic subscription privilege and your over-subscription privilege may be made through the facilities of the Depository Trust Company. If your subscription rights are held of record through DTC, you may exercise your basic subscription privilege and your over-subscription privilege by instructing DTC to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of our common stock you are subscribing for under your basic subscription privilege and your over-subscription privilege, if any, and your subscription price payment for each share of our common stock that you subscribed for pursuant to your basic subscription privilege and your over-subscription privilege.

Subscription Price

The subscription price is $• per share. For more information with respect to how the subscription price was determined, see “Questions and Answers About the Rights Offering” included elsewhere in this document.

Foreign and Other Stockholders

We will not mail subscription rights certificates to stockholders on the record date, or to subsequent transferees, whose addresses are outside the U.S. Instead, we will have the subscription agent hold the subscription rights certificates for those holders’ accounts. To exercise their subscription rights, foreign holders must notify the subscription agent before 11:00 a.m., New York City time, on •, 2006, three business days prior to the expiration date, and must establish to the satisfaction of the subscription agent that it is permitted to exercise its subscription rights under applicable law. If these procedures are not followed prior to the expiration date your rights will expire.

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Non-Transferability of the Rights

Except in the limited circumstances described below, only you may exercise the basic subscription privilege and the over-subscription privilege. You may not sell, give away or otherwise transfer the basic subscription privilege or the over-subscription privilege.

Notwithstanding the foregoing, you may transfer your rights to any affiliate of yours and your rights also may be transferred by operation of law; for example a transfer of rights to the estate of the recipient upon the death of the recipient would be permitted. If the rights are transferred as permitted, evidence satisfactory to us that the transfer was proper must be received by us prior to the expiration date of the rights offering.

Cancellation Rights

Our board of directors may cancel the rights offering, in whole or in part, in its sole discretion at any time prior to the time the rights offering expires for any reason (including a change in the market price of our common stock). If we cancel the rights offering, any funds you paid to the subscription agent will be promptly refunded, without interest or deduction.

No Board Recommendation

An investment in shares of our common stock must be made according to each investor’s evaluation of its own best interests and after considering all of the information herein, including the “Risk Factors” section of this document. Neither we nor our board of directors make any recommendation to subscription rights holders regarding whether they should exercise or sell their subscription rights. You should not view the Apollo Stockholders’ agreement to exercise in full the basic subscription privilege for all rights distributed to them in this offering or to commit to exercising their oversubscription privileges in the Commitment Letter as a recommendation or other indication that the exercise or sale of your subscription rights is in your best interests.

Shares of Common Stock Outstanding After the Rights Offering

Based on the • shares of our common stock issued and outstanding as of •, 2006, a minimum of approximately • shares, and a maximum of approximately • shares, of our common stock will be issued and outstanding after the rights offering expires, an increase in the number of outstanding shares of our common stock of approximately •% or •%, respectively.

Effects of Rights Offering on Stock Plan and Other Plans

Following the distribution, there will be outstanding options to purchase • shares of our common stock issued or committed to be issued pursuant to stock options granted by us and our affiliates. None of the outstanding options have antidilution or other provisions of adjustment that will be triggered by the rights offering. Each outstanding and unexercised option will remain unchanged and will be exercisable, subject to vesting, if any, for the same number of shares of our common stock and at the same exercise price as before the rights offering.

Effects of Rights Offering on the Apollo Stockholders’ Stock and Ownership

Even though the subscription rights will be offered on a pro rata basis to each holder of our common stock, because of the Apollo Stockholders’ commitment to exercise their subscription privileges the rights offering, the percentage of common stock owned by other stockholders will decrease unless all of the other stockholders exercise the subscription rights they will receive in full.

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Set forth below, for illustrative purposes only, are two scenarios that indicate the effect that the rights offering and related share issuance could have on the Apollo Stockholders’ relative interest following the distribution by SkyTerra of our common stock in the spin-off and the rights offering. Following the distribution by SkyTerra of our common stock in the spin-off but before completion of the rights offering, the Apollo Stockholders will own approximately 68% of our outstanding common stock.

Scenario A. All subscription rights are subscribed for on a pro rata basis by all of the stockholders to whom the subscription rights were issued. Because all of the subscription rights are exercised in the basic subscription privilege by holders, including the Apollo Stockholders, no shares are issuable pursuant to the over-subscription privilege and the Apollo Stockholders do not need to exercise their over-subscription privilege in respect of shares not subscribed for.

Scenario B. The Apollo Stockholders are the only stockholders to acquire shares of our common stock, which number of shares is equivalent to the full number of shares of our common stock they were entitled to subscribe for in the rights offering in accordance with their basic subscription privileges and, through their commitment to over-subscribe for shares not otherwise subscribed for, the Apollo Stockholders acquire all of the shares offered in the rights offering.

Scenario	Total Shares Offered	No. of Shares Purchased by Apollo Stockholders	Cash Raised ($ million)	Apollo Stockholders Voting %

A	•	•	•	•

B	•	•	•	•

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities law or other legal requirements of those states or other jurisdictions. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences of the rights offering to holders of our common stock. This discussion assumes that the holders of our common stock hold such common stock as a capital asset for U.S. federal income tax purposes. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to holders that are U.S. persons and does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Internal Revenue Code, including, without limitation, holders who are dealers in securities or foreign currency, foreign persons, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold our common stock as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation.

We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the rights offering or the related share issuance. The following summary does not address the tax consequences of the rights offering or the related share issuance under foreign, state, or local tax laws. ACCORDINGLY, EACH HOLDER OF OUR COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE RIGHTS OFFERING AND THE RELATED SHARE ISSUANCE TO SUCH HOLDER.

The U.S. federal income tax consequences to a holder of our common stock of the receipt and exercise of subscription rights under the rights offering should be as follows:

1. A holder should not recognize taxable income for U.S. federal income tax purposes in connection with the receipt of subscription rights in the rights offering.

2. Except as provided in the following sentence, a holder’s tax basis in the subscription rights received in the rights offering should be zero. If either (i) the fair market value of the subscription rights on the date such subscription rights are distributed is equal to at least 15% of the fair market value on such date of the common stock with respect to which the subscription rights are received or (ii) the holder elects, in its U.S. federal income tax return for the taxable year in which the subscription rights are received, to allocate part of its tax basis in such common stock to the subscription rights, then upon exercise or transfer of the subscription rights, the holder’s tax basis in the common stock should be allocated between the common stock and the subscription rights in proportion to their respective fair market values on the date the subscription rights are distributed. A holder’s holding period for the subscription rights received in the rights offering should include the holder’s holding period for the common stock with respect to which the subscription rights were received.

3. A holder which allows the subscription rights received in the rights offering to expire should not recognize any gain or loss, and the tax basis in the common stock owned by such holder with respect to which such subscription rights were distributed should be equal to the tax basis in such common stock immediately before the receipt of the subscription rights in the rights offering.

4. A holder should not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering. The tax basis in the common stock acquired through exercise of the subscription rights should equal the sum of the subscription price for the common stock and the holder’s tax basis, if any, in the rights as described above. The holding period for the common stock acquired through exercise of the subscription rights should begin on the date the subscription rights are exercised.

23

ALTERNATE PAGE FOR RIGHTS OFFERING PROSPECTUS

PROSPECTUS

Hughes Communications, Inc.

• Shares

Common Stock

The date of this prospectus is                     , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable in connection with the sale of the common stock being registered. All amounts, except the SEC registration fee and the NASD filing fee are estimates.

Expense	Amount

SEC registration fee	$10,700

Printing expenses	*

Legal fees and expenses	*

Transfer agent and registrar fees	*

Accounting fees and expenses	*

Blue sky fees and expenses	*

Miscellaneous	*

Total	*

*	To be furnished by amendment.

Item 14. Indemnification of Managers, Directors and Officers

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys fees) which he or she actually and reasonably incurred in connection therewith.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The registrant’s Certificate of Incorporation and By-Laws will contain provisions that provide for indemnification of officers and directors and their heirs and distributees to the full extent permitted by, and in the manner permissible under, the Delaware General Corporation Law.

As permitted by Section 102(b)7 of the Delaware General Corporation Law, the registrant’s Certificate of Incorporation contains a provision eliminating the personal liability of a director to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions.

The registrant will maintain, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities.

In addition, the registrant has agreed to indemnify SkyTerra and its officers, directors, employees and agents against civil liabilities, including liabilities under the Securities Act of 1933 relating to misstatements in or omissions from the registration statement of which this prospectus forms a part and any other registration statement that the registrant files under the Securities Act, other than misstatements or omissions relating to information specifically about SkyTerra in the registration statement and furnished in writing by SkyTerra for use in the preparation of any such registration statement, against which SkyTerra has agreed to indemnify the registrant.

Item 15. Recent Sales of Unregistered Securities

On June 24, 2005, the registrant issued 100 shares of common stock to SkyTerra, in connection with the organization of the registrant, for aggregate consideration of $1.00. This transaction was exempt from registration under the Securities Act by virtue of the exemption provided under Section 4(2) of the Securities Act for transactions not involving a public offering. On •, 2006, in anticipation of the distribution, we split our common stock • to 1.

Upon completion of the distribution, the registrant will issue to officers and various employees of the registrant and its subsidiaries options to purchase shares of common stock or restricted stock. The issuance of such stock options will be exempt from the registration requirements of the Securities Act pursuant to Rule 701 promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits to this registration statement are listed on the Exhibit Index on page II-5 hereof, which is incorporated by reference in this Item 16.

Item 17. Undertakings

The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrants hereby undertake that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Duluth, state of Georgia, on December 5, 2005.

HUGHES COMMUNICATIONS, INC.

By:	/S/ JEFFREY A. LEDDY
Jeffery A. Leddy Chief Executive Officer and President

Each person whose signature appears below hereby severally constitutes and appoints Robert C. Lewis and Craig J. Kaufmann, and each of them singly, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, and in any and all capacities to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Dates

/S/ JEFFERY A. LEDDY Jeffery A. Leddy	Director, Chief Executive Officer and President (Principal Executive and Financial Officer)	December 5, 2005

/S/ CRAIG J. KAUFMANN Craig J. Kaufmann	Controller and Treasurer (Principal Accounting Officer)	December 5, 2005

/S/ ANDREW D. AFRICK Andrew D. Africk	Director	December 5, 2005

/S/ AARON J. STONE Aaron J. Stone	Director	December 5, 2005

/S/ MICHAEL D. WEINER Michael D. Weiner	Director	December 5, 2005

EXHIBIT INDEX

Exhibit Number	Description
2.1*	Investment Agreement, dated as of •, 2005, by and among Hughes Communications, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, AP/RM Acquisition LLC and ST/RRRR LLC.

3.1	Amended and Restated Certificate of Incorporation of Hughes Communications, Inc., dated as of December 2, 2005.

3.2	Amended and Restated By-Laws of Hughes Communications, Inc., dated as of December 2, 2005.

4.1*	Specimen Common Stock Certificate.

4.2*	Form of Subscription Rights Certificate.

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1*	Separation Agreement, dated as of •, 2005, by and between Hughes Communications, Inc. and SkyTerra Communications, Inc.

10.2*	Tax Sharing Agreement, dated as of •, 2005, by and between Hughes Communications, Inc. and SkyTerra Communications, Inc.

10.3	Employment Agreement, dated as of April 23, 2005, by and between Hughes Network Systems, LLC and Pradman Kaul.

10.4	Restricted Unit Purchase Agreement, dated as of June 20, 2005, between Hughes Network Systems, LLC and Jeffrey A. Leddy.

10.5*	2005 Equity and Incentive Plan.

10.6	Amended and Restated Limited Liability Company Agreement, dated as of April 22, 2005, by and between Hughes Network Systems, Inc. and SkyTerra Communications, Inc. (incorporated by reference to Exhibit 99.3 to the current report on Form 8-K of SkyTerra Communications, Inc. filed April 26, 2005).

10.7	Investor Rights Agreement, dated as of April 22, 2005, by and among Hughes Network Systems, LLC, Hughes Network Systems, Inc. and SkyTerra Communications, Inc. (incorporated by reference to Exhibit 99.5 to the current report on Form 8-K of SkyTerra Communications, Inc. filed April 26, 2005).

10.8	First Lien Credit Agreement, dated as of April 22, 2005, as Amended and Restated as of June 24, 2005, among Hughes Network Systems, LLC, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bear Stearns Corporate Lending Inc., as Syndication Agent, and J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc., as joint lead arrangers and joint bookrunners.

10.9	Second Lien Credit Agreement, dated as of April 22, 2005 as Amended and Restated as of June 24, 2005, among Hughes Network Systems, LLC, as borrower, the lenders parties thereto, Bear Stearns Corporate Lending, Inc., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, and J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc., as joint lead arrangers and joint book managers.

10.10	First Lien Parent Pledge Agreement, dated as of April 22, 2005, made by SkyTerra Communications, Inc. and Hughes Network Systems, Inc., in favor of JPMorgan Chase Bank, N.A., as administrative agent for the lenders parties to the Credit Agreement, dated as of April 22, 2005, among Hughes Network Systems, LLC, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bear Stearns Corporate Lending Inc., as Syndication Agent, and J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc., as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 99.8 to the current report on Form 8-K of SkyTerra Communications, Inc. filed April 26, 2005).

Exhibit Number	Description
10.11	Second Lien Parent Pledge Agreement, dated as of April 22, 2005, made by SkyTerra Communications, Inc. and Hughes Network Systems, Inc. in favor of Bear Stearns Corporate Lending Inc., as administrative agent, for the lenders parties to the Second Lien Credit Agreement, dated as of April 22, 2005 among Hughes Network Systems, LLC, as borrower, the lenders parties thereto, Bear Stearns Corporate Lending, Inc., as administrative agent, JPMorgan Chase Bank, N.A., as syndication agent, and J.P. Morgan Securities Inc. and Bear, Stearns & Co. Inc., as joint lead arrangers and joint book managers (incorporated by reference to Exhibit 99.9 to the current report on Form 8-K of SkyTerra Communications, Inc. filed April 26, 2005).

10.12	Contribution and Membership Interest Purchase Agreement, dated December 3, 2004, by and among The DIRECTV Group, Inc., Hughes Network Systems, Inc., SkyTerra Communications, Inc. and Hughes Network Systems, LLC (incorporated by reference to the current report on Form 8-K of SkyTerra Communications, Inc. filed December 9, 2004).

10.13	Membership Interest Purchase Agreement, dated as of November 10, 2005, by and among SkyTerra Communications, Inc., SkyTerra Holdings, Inc., DIRECTV Group, Inc., DTV Network Systems, Inc. and Hughes Network Systems, LLC (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of SkyTerra Communications, Inc. filed November 14, 2005).

10.14	Commitment Letter, dated as of November 10, 2005, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and SkyTerra Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K of SkyTerra Communications, Inc. filed November 14, 2005).

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as Exhibit 5.1 hereto).

24.1	Powers of Attorney (included as part of signature pages to this registration statement).

99.1*	Form of Instructions for Use of Hughes Communications Subscription Rights Certificates.

99.2*	Form of Notice of Guaranteed Delivery for Subscription Rights.

99.3*	Form of Letter to Stockholders Who are Record Holders

99.4*	Form of Letter to Stockholders Who are Beneficial Holders

99.5*	Form of Letter to Clients of Stockholders Who are Beneficial Holders

99.6*	Form of Nominee older Certification Form

99.7*	Form of Beneficial Owner Election Form

*	To be filed by amendment.